As filed with the U.S. Securities and Exchange Commission on April 11, 2014

Registration No. 333-194391

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LVB ACQUISITION, INC.*

(Exact name of registrant as specified in its charter)

Delaware	3842	26-0499682
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

56 East Bell Drive

Warsaw, Indiana 46582

Telephone: (574) 267-6639

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bradley J. Tandy

Senior Vice President, General Counsel and Secretary

Biomet, Inc.

56 East Bell Drive

Warsaw, Indiana 46582

Telephone: (574) 267-6639

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Robert P. Davis Jeffrey D. Karpf Helena K. Grannis Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Joshua Ford Bonnie John C. Ericson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Common stock, $0.01 par value per share	$100,000,000	$12,880.00(2)(3)

(1)	Includes shares that the underwriters have an option to purchase from the registrant to cover overallotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*	LVB Acquisition, Inc. is the registrant filing this Registration Statement with the Securities and Exchange Commission. Prior to the closing of the offering, LVB Acquisition, Inc. will be renamed Biomet Group, Inc. The securities issued to investors in connection with this offering will be shares of common stock of Biomet Group, Inc.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated April 11, 2014

PROSPECTUS

            Shares

Biomet Group, Inc.

Common Stock

This is our initial public offering of common stock. Biomet Group, Inc. is offering                      shares of common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $              and $              per share. We have applied to list our common stock on the              under the symbol “BMET”.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 17.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$

We have granted the underwriters the right to purchase up to                      additional shares of common stock at the offering price less the underwriting discount if the underwriters sell more than                      shares of common stock in this offering. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about                     .

BofA Merrill Lynch	Goldman, Sachs & Co.	J.P. Morgan

Citigroup	Wells Fargo Securities	Barclays	Morgan Stanley

The date of this prospectus is                     , 2014.

We are responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus we may prepare or authorize to be delivered to you. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

The information contained on our website or that can be accessed through our website will not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on any such information in deciding whether to purchase our common stock. We have included our website address in this prospectus only as an inactive textual reference and do not intend it to be an active link to our website.

We have a number of registered marks in various jurisdictions (including the United States), and we have applied to register a number of other marks in various jurisdictions. Trademarks, except as indicated, belong to our company. See “Business—Patents and Trademarks.”

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MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes industry data and forecasts that we obtained from industry and government publications and surveys, studies conducted by third parties, public filings and internal company sources. Statements as to our ranking, market position and market estimates are based on independent industry publications, government publications, third party forecasts and management’s estimates and assumptions about our markets and our internal research. See “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” While we are not aware of any misstatements regarding our market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus before making an investment decision to purchase shares of our common stock.

In this prospectus, unless we indicate otherwise or the context requires:

•	“our company,” “we,” “our,” “ours” and “us” refer to LVB Acquisition, Inc. and its consolidated subsidiaries;

•	“LVB” refers to LVB Acquisition, Inc.;

•	“Biomet” refers to Biomet, Inc., our direct operating subsidiary; and

•	“2007 Acquisition” refers to the acquisition of our company by funds affiliated with our Principal Stockholders (as defined herein) in 2007.

We refer to a fiscal year ending on May 31 of any year as a “fiscal” year. For example, we refer to the year ended May 31, 2013 as “fiscal 2013.”

Biomet Group

Overview

We are one of the largest orthopedic medical device companies in the world, with operations in more than 50 locations and distribution in more than 90 countries. We design, manufacture and market surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists.

Since our founding in 1977, we have grown to nearly 9,000 employees and generated more than $3.0 billion of net sales in our most recent fiscal year. We have continually increased annual revenues, with fiscal 2013 representing our 36th consecutive year of net sales growth. In addition, we increased our net income over the prior year in 26 of the 29 years between our founding and the 2007 Acquisition. In each subsequent fiscal year, we have incurred annual net losses but have increased our Adjusted net income (as defined herein) over the prior year in four of five years. We believe our success is largely attributable to our dedication to excellence in product engineering and innovation, and our responsiveness to our customers through service and support. In recent years, we have built on our core competencies in hip and knee products by expanding our business in higher-growth categories, such as sports medicine, extremities and trauma, and in our higher-growth international markets. We operate globally in markets that we estimate collectively exceed $40 billion in annual sales.

Our product categories include:

•	Reconstructive Products—Hips and Knees: Orthopedic reconstructive implants are used to replace joints that have deteriorated as a result of disease (principally osteoarthritis) or injury. Our fiscal 2013 net sales were $632.7 million (20.7% of total net sales) for hip products and $940.0 million (30.8% of total net sales) for knee products, representing a combined increase of over two additional percentage points of global market share since the beginning of 2007.

•	Sports, Extremities and Trauma (S.E.T.) Products: In sports medicine, we primarily manufacture and market a line of procedure-specific products for the repair of soft tissue injuries, most commonly used in the knee and shoulder. Extremity systems comprise a variety of joint replacement systems, primarily for the shoulder, elbow and wrist. Trauma hardware includes internal and external fixation devices used by orthopedic surgeons to set and stabilize fractures. Our fiscal 2013 net sales for S.E.T. products were $600.1 million (19.7% of total net sales).

•	Spine, Bone Healing and Microfixation Products: Our spinal products include traditional, minimally-invasive and lateral access spinal fusion and fixation systems, implantable electrical stimulation products for spinal applications and osteobiologics (including allograft services). Our bone healing products include non-invasive electrical stimulation devices designed to stimulate bone growth in the posterior lumbar spine and appendicular skeleton. Our microfixation products primarily include neuro, craniomaxillofacial, or CMF, and cardiothoracic products for fixation and reconstructive procedures. Our fiscal 2013 net sales for spine, bone healing and microfixation products were $408.8 million (13.4% of total net sales).

•	Dental Reconstructive Products: Our dental reconstructive products are designed to enhance oral rehabilitation through the replacement of teeth and the repair of hard and soft tissues. These products include dental reconstructive products and related instrumentation, bone substitute materials, regenerative products and materials, computer-aided design/computer-aided manufacturing, or CAD/CAM, copings and implant bridges. Our fiscal 2013 net sales for Dental Reconstructive products were $257.0 million (8.4% of total net sales).

•	Cement, Biologics and Other Products: We manufacture and distribute numerous other products, including bone cement and accessories, autologous blood therapy products and services, operating room supplies, general surgical instruments, wound care products and other surgical products. Our fiscal 2013 net sales for cement, biologics and other products were $214.3 million (7.0% of total net sales).

Consistent with our heritage of engineering excellence and innovation, our product portfolio incorporates a number of advanced, highly-differentiated technologies that are applicable across multiple product categories, allowing us to magnify their market impact and leverage our research and development investments. These cross-platform technologies include specialized materials designed to improve the longevity of implants, proprietary surfaces and coatings to promote biologic fixation, and patient-specific implants and positioning guides designed using CT or MRI imaging data.

We believe our culture promotes teamwork, decentralized decision-making and the empowerment of our “can-do family” of team members. Our “One Surgeon. One Patient.”® philosophy reminds us that each device we make represents a singular event that will change a patient’s life, encouraging us to approach our work as if each patient were a friend or family member. We owe our engineering-driven, entrepreneurial spirit in large measure to the inspiration of our founders, including Dane A. Miller, Ph.D., a materials science and biomedical engineer who served as our former long-term CEO and remains a member of our Board of Directors.

Our products are marketed by more than 3,000 sales representatives worldwide. We believe that the strength and stability of our sales force differentiates us and creates opportunities for us to further penetrate our markets. In the United States, our products are marketed primarily through a network of exclusive independent distributors and sales agents who carry a broad range of our products. Outside the United States, we tailor our approach to distribution by product group and geographic market, and we utilize a combination of direct sales representatives, independent third-party distributors and independent commissioned sales agents.

Our Business Improvement Initiatives

In connection with the 2007 Acquisition, we strengthened our existing management team with additional experienced medical device executives. Our management team has driven constant currency net sales performance at or above the global market rate in 22 of 27 quarters beginning in fiscal year 2007 in our core hip and knee businesses through innovation, which has resulted in net sales for these products growing by over $500 million to $1,572.7 million for fiscal 2013—a combined increase of over two additional percentage points of global market share. In addition, we have put in place a number of significant ongoing improvement initiatives designed to continue to position us for success, including:

•	Growing our S.E.T. business. Increasing scale, through internal development and acquisitions, in our higher-growth S.E.T. businesses, which we have grown to over $600 million of net sales in fiscal 2013, representing approximately 20% of our total net sales.

•	Expanding international presence. Expanding our market presence globally through increased product penetration in both developed and emerging markets. Our net sales outside the United States and Europe have grown from $205.1 million for fiscal 2007 to $480.5 million for fiscal 2013.

•	Repositioning spine, bone healing and microfixation. Repositioning our spine, bone healing and microfixation business (including our former EBI business) for future growth by divesting our low-growth bracing business, optimizing the management of our trauma business by moving it into S.E.T. and bolstering our spine business with our acquisition of Lanx, Inc. in 2013, which we refer to as the 2013 Spine Acquisition.

•	Redeploying capital for attractive growth opportunities. Redeploying capital, including investing $520.2 million for acquisitions in markets and products where we see attractive growth opportunities, such as our 2012 acquisition of Johnson & Johnson/DePuy’s trauma business, which we refer to as the 2012 Trauma Acquisition, and the 2013 Spine Acquisition.

•	Investing in research and development. Increasing our investment in research and development spending to expand and further develop our continuing pipeline of products. For example, we recently launched our G7TM Acetabular System for hips and expect to launch our Vanguard XP™ Knee System in the second half of calendar year 2014. We also are investing in programs beyond our core markets, including longer-term opportunities in biologics (biologically derived products) that have the potential to address significant unmet clinical needs. Since fiscal 2007, our research and development spending has grown by more than 59% to $150.3 million for fiscal 2013.

•	Enhancing our efficiency. Implementing operational initiatives to enhance growth and profitability, including the rationalization of our manufacturing operations, enhancement of strategic sourcing programs and improvement of our global supply chain. For example, by June 30, 2014 we will have reduced our global manufacturing footprint from 18 plants in fiscal 2007 to 11 plants, while increasing worldwide manufacturing production. These and other initiatives have resulted to date in annual cash savings of more than $170 million.

Our Markets

We operate globally in markets that we estimate collectively exceed $40 billion in annual sales. Based on industry data for 2013, we believe the total sales in these markets include approximately $13 billion for hip and knee products, approximately $10 billion for S.E.T. products, approximately $11 billion for spine, bone healing and microfixation products, approximately $3.5 billion for dental reconstructive products and approximately $5 billion for cement, biologics and other products. We believe that numerous factors will continue to drive growth within our markets, including, but not limited to:

•	Favorable demographics of an active, aging population.

•	Growing evidence of the health benefits and cost effectiveness of joint replacement.

•	Relatively low, but growing, penetration rates for orthopedic implant procedures.

•	Increased global demand for reconstructive products from younger patients.

•	Technological advances expanding the addressable market.

Our Competitive Strengths

We believe the following strengths provide us with a number of significant, long-term competitive advantages:

Strong global brand and reputation among clinical thought leaders. We believe that the Biomet brand is one of the most recognized names in orthopedics. Since our founding, our name has become associated with innovation, customer and clinician responsiveness, teamwork, clinical success and technological advances.

Engineering excellence, innovation and clinical success. For over 35 years, we have applied advanced engineering and manufacturing technology to the development of highly durable joint replacement systems. We have introduced a number of innovative products—a “history of firsts”— that have advanced joint replacement. For example, we were the first and only company to receive FDA approval for a free-floating meniscal-bearing partial knee; the first company to infuse Vitamin E into polyethylene hip, knee and shoulder bearings designed to improve implant longevity; and an early and leading proponent of using porous plasma spray titanium alloy coating to allow for biologic fixation in reconstructive products. In addition, we have a track record, demonstrated by a large body of clinical data, of developing durable and long-lasting products. We continue to innovate by adding new products to our pipeline, including our Vanguard XP™ Knee System, which we expect to launch commercially in the second half of calendar year 2014.

Strong, enduring relationships with clinicians. As a result of surgeon satisfaction with our products, responsiveness and service, we enjoy long-standing relationships with surgeons that often commence during the surgeons’ residency training programs. Our support of medical education programs provides important training opportunities for orthopedic surgeons early in their careers. Supporting “hands-on” training provides opportunities for residents, fellows and attending surgeons to experience the benefits of our products. We offer surgeons numerous options to allow them to provide the best available care to their patients through training programs and service offerings as well as by creating uniquely-designed instruments and implant products.

Breadth of product portfolio. We provide our customers with products across a broad spectrum of musculoskeletal procedures. We believe the breadth of our product offerings creates opportunities for our sales force to develop and strengthen surgeon relationships. For example, a surgeon who has experienced clinical success with our reconstructive hips and knees may be more inclined to use our S.E.T. products than the products of a competitor that does not have as complete a product offering. In addition, we believe our ability to provide a large portfolio of products is attractive to hospitals as they consolidate sourcing. We also believe that the breadth of our product portfolio allows us to leverage innovative, cross-platform technologies across product categories.

Experienced and stable sales force. We have worked to attract and retain a qualified, well-trained and motivated sales force of 3,000 sales representatives throughout the world. Our sales representatives provide a high level of customer service and support to surgeons and hospitals. This comprehensive support includes providing tools to assist the surgeon and hospital in pre-operative planning, ensuring delivery of required instruments and implants, working alongside the operating room staff to streamline intra-operative workflow, and product and technical support as needed during surgical procedures. We believe the strength of the relationship between our sales representatives and our customers is a differentiating factor driving our success.

Global reach and scale of operations. We have a global footprint with worldwide distribution and products sold in more than 90 countries around the world. In fiscal 2013, 39% of our net sales were outside the United States. Our global infrastructure, scale and reach, including manufacturing facilities in eight countries, enable us to sell and support our products in orthopedic device markets around the world.

Proven and experienced leadership team. We have a highly experienced management team at both the corporate and operational levels, with significant expertise in the orthopedic industry. Members of our senior management team, which consists of 11 executives, have an average of 22 years of healthcare industry experience, predominantly in orthopedics. Together with our heritage of engineering and clinical excellence, our management team is an important part of our success with our customers.

Our Strategies for Growth

We intend to enhance our position as a leading orthopedic medical device company by pursuing the following growth strategies:

Drive above-market growth in our core hip and knee businesses through innovation. We plan to continue to innovate to address unmet clinical needs in our hip and knee replacement markets, which have been our largest product categories and are expected to grow steadily. Since fiscal 2007, we have launched numerous new technologies within our hip and knee businesses, including our G7TM Acetabular System for hips, and we expect to launch our Vanguard XP™ Knee System in the second half of calendar year 2014.

Continue to invest in and grow our S.E.T. business. With a market-leading brand in each of sports medicine, extremities and trauma, we believe that our S.E.T. business is well-positioned to expand. We are focused on growing the S.E.T. business through internal development and complementary acquisitions, such as our 2012 Trauma Acquisition. We intend to continue leveraging our technologies in each category to cross-sell a broad portfolio of products.

Further penetrate attractive international markets where we have an established presence. We intend to expand the geographic presence of each of our product categories. We believe there are considerable opportunities for global expansion as healthcare spending increases in international markets, which accounted for more than 40% of the global orthopedic market in 2012. We plan to strengthen our position in under-penetrated regions, including both developed and emerging markets, where we believe there are further opportunities for meaningful growth. We intend to deploy incremental resources to capture attractive market opportunities including through increased investment in medical education and training.

Continue to transform our Spine, Bone Healing and Microfixation business. We have repositioned our spine, bone healing and microfixation business (including our former EBI business) and enhanced our competitive position by, among other things: divesting our low-growth bracing business; optimizing the management of our trauma business by moving it into S.E.T.; enhancing our spinal product offering with the 2013 Spine Acquisition; and increasing our investment in microfixation. The result of these changes is three well-positioned, focused businesses, each with dedicated marketing, medical education, research and development and sales force units.

Restore profitable growth in Dental. We have taken steps to restore profitable growth in our dental business, which is under new leadership. For example, we are introducing differentiated products, such as our recently introduced T3® dental implant; supporting clinicians with practice building, training and education offerings; and investing in sales force expansion in key markets. Weaker economic conditions in recent years have decreased patient demand for dental implants, but we are beginning to see global sales growth return and we believe that we are well-positioned to grow market share.

Invest in longer-term biologics opportunities. We are making considerable investments in programs in our biologics business that have the long-term potential to address significant unmet clinical needs in new markets, including: an autologous therapy to treat early stage osteoarthritis; an autologous treatment for critical limb ischemia that has the potential to help patients avoid amputation; and a red blood cell processing solution for restoring the ability of aged, donated red blood cells to carry oxygen. We continue to evaluate markets internally and externally that provide opportunities to drive future growth.

Focus on cost effective clinical solutions to address the evolving healthcare market. We are intensely focused on developing technologies and systems to meet the evolving needs of our customers, including reducing costs and improving patient experience by increasing operating room efficiency and shortening patient recovery times.

Leverage existing infrastructure and sales growth to increase operating profits and net income. Since fiscal 2007, we have implemented operational initiatives to enhance growth and profitability, resulting in annual cash savings to date of more than $170 million. We intend to continue to implement operational improvements to reduce our cost of sales and selling, general and administrative expenses.

Selectively pursue strategic acquisitions. We intend to selectively pursue strategic acquisitions that meet our return objectives, provide us with new or complementary technologies, enable us to compete further in market segments where we already have a presence and allow us to leverage our distribution capability or increase market penetration.

Principal Stockholders

Private equity funds affiliated with the Blackstone Group, Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG (which we refer to collectively as our Principal Stockholders) and their co-investors currently own, through LVB Acquisition Holding, LLC, or LVB Holding,         % of our outstanding common stock. In 2007, our Principal Stockholders entered into an Amended and Restated Limited Liability Company Operating Agreement of LVB Holding, and we entered into a management services agreement with certain affiliates of our Principal Stockholders. Upon the completion of this offering, we expect that our Principal Stockholders will dissolve LVB Holding and enter into a stockholders’ agreement and that we will pay a one-time fee under the management services agreement. See “Certain Relationships and Related Party Transactions—Management Services Agreement” and “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Following the completion of this offering, our Principal Stockholders and their co-investors will together own approximately         % of our outstanding common stock, or         % if the underwriters’ option to purchase additional shares is fully exercised. As a result, we expect to be a “controlled company” within the meaning of the corporate governance requirements of the                      on which we have applied to list our shares of common stock. See “Risk Factors—Risks Related to our Organization and Structure—We will be a ‘controlled company’ within the meaning of the stock exchange rules and we will qualify for exemptions from certain corporate governance requirements.”

The Blackstone Group. Blackstone is a leading global alternative asset manager and provider of financial advisory services, with Total Assets Under Management of $265.8 billion as of December 31, 2013.

Blackstone’s alternative asset management businesses include investment vehicles focused on private equity, real estate, hedge fund solutions, non-investment grade credit, secondary funds and multi-asset class exposures falling outside of other funds’ mandates. Blackstone also provides a wide range of financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory, capital markets and fund placement services.

Goldman, Sachs & Co. Founded in 1869, Goldman, Sachs & Co., or Goldman Sachs, is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. GS PIA focuses on large, high quality companies with strong management in order to fund acquisition or expansion across a range of industries and geographies. Since 1986, GS PIA and its predecessor business areas have invested approximately $90 billion through a combination of external investment funds and firm capital. GS Capital Partners VI fund, the sixth in a series of global diversified private equity funds formed since 1992, was formed in 2007 with $20.3 billion in commitments.

Kohlberg Kravis Roberts & Co. Founded in 1976 and led by Henry Kravis and George Roberts, Kohlberg Kravis Roberts & Co., or KKR, is a leading global investment firm with $94.3 billion in assets under management as of December 31, 2013. With offices around the world, KKR manages assets through a variety of investment funds and accounts covering multiple asset classes. KKR seeks to create value by bringing operational expertise to its portfolio companies and through active oversight and monitoring of its investments. KKR & Co. L.P. is publicly traded on the New York Stock Exchange (NYSE: KKR) and “KKR,” as used in this prospectus, includes its subsidiaries, their managed investment funds and accounts, and/or their affiliated investment vehicles, as appropriate.

TPG. TPG is a leading global private investment firm founded in 1992 with $55.7 billion of assets under management as of September 30, 2013 and offices in San Francisco, Fort Worth, Austin, Beijing, Chongqing, Hong Kong, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, Paris, São Paulo, Shanghai, Singapore and Tokyo. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings. The firm’s investments span a variety of industries, including healthcare, financial services, travel and entertainment, technology, energy, industrials, retail, consumer, real estate and media and communications.

Corporate Information

Our business, in the form of Biomet, Inc., an Indiana corporation, was founded in 1977. From December 1982 to September 2007, Biomet, Inc.’s common stock traded under the symbol “BMET” on the NASDAQ Global Market. In September 2007, Biomet, Inc. de-listed its common stock from the NASDAQ Global Market upon completion of the second-step merger effected in connection with the 2007 Acquisition. To effect the second-step merger, a subsidiary of a LVB Acquisition, Inc. merged with and into Biomet, Inc., with Biomet, Inc. continuing as the surviving company after the merger as a wholly-owned subsidiary of LVB Acquisition, Inc. Prior to the closing of this offering, LVB Acquisition, Inc. will be renamed Biomet Group, Inc. Biomet, Inc., which is our operating entity, will remain a wholly owned subsidiary of Biomet Group, Inc.

Our principal executive offices are located at 56 East Bell Drive, Warsaw, Indiana, and our telephone number is (574) 267-6639. Our corporate website address is www.biomet.com. The information contained on our website or that can be accessed through our website will not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on any such information in deciding whether to purchase our common stock.

Risk Factors

Our business may be subject to numerous risks. See “Risk Factors.” In particular, our business may be adversely affected by:

•	any event adversely affecting the sale of our key hip and knee products;

•	our inability to continue to develop and market new products and technologies in a timely manner;

•	government regulation related to the research, development, testing, labeling and manufacturing of our products;

•	our dependence on payments from third-party payors;

•	the impact of the Patient Protection and Affordable Health Care Act;

•	interruptions in the supply chain used to manufacture our products;

•	ongoing governmental investigations by various federal and state authorities;

•	compliance with the deferred prosecution agreement we have entered into with the Department of Justice, or DOJ;

•	further governmental investigations or actions by other third parties;

•	our substantial level of indebtedness, which totaled $5,831.7 million as of February 28, 2014;

•	product liability litigation, including claims relating to certain metal-on-metal hip products for which we accrued $123.5 million as of February 28, 2014;

•	intellectual property and other litigation;

•	global economic uncertainties that affect demand for our products; and

•	cost-containment efforts of group purchasing organizations.

The Offering

Common stock we are offering	shares.

Common stock to be outstanding after this offering	shares.

Use of proceeds	We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and offering expenses, will be approximately $ at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus).

We intend to use the net proceeds from this offering as follows:

•	approximately $680 million to redeem $639 million aggregate principal amount of our 6.500% senior notes and to pay the associated redemption price of 106.500% of the aggregate principal amount to be redeemed; and

•	approximately $ to reduce outstanding indebtedness (which may include repayments, redemptions or repurchases of our 6.500% senior subordinated notes and repayments under our senior secured credit facilities).

See “Use of Proceeds.”

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares.

Dividend policy	We have not declared or paid any dividends or distributions on our common stock. We are currently restricted in our ability to pay dividends under various covenants of our debt agreements, including our credit facilities and the indentures governing the notes issued by Biomet, Inc. We do not expect for the foreseeable future to pay dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors, or the Board of Directors, and will depend upon, among other factors, our results of operations, financial condition, cash flows, capital requirements, any contractual restrictions and any other considerations our Board of Directors deems relevant. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed symbol	“BMET”.

Conflicts of interest	Certain affiliates of Goldman, Sachs & Co. own more than 10% of LVB Holding, a principal stockholder of our company. Goldman, Sachs & Co. is an underwriter in this offering and will be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. The rule requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. has agreed to act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering.

The number of shares of common stock to be outstanding after this offering does not take into account an aggregate of 38,520,000 shares of common stock reserved for future issuance under our 2007 Management Equity Incentive Plan, as may be amended from time to time,              of which remain available for grant, 14,000,000 shares of common stock reserved for future issuance under our 2012 Restricted Stock Unit Plan, as may be amended from time to time,              of which remain available for grant and 50,000,000 shares of common stock reserved for future issuance under our 2014 Omnibus Equity Incentive Compensation Plan (which plan will become effective upon consummation of this offering).

In addition, except as otherwise noted, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares.

Figures in the tables included in this prospectus may not total due to rounding.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize our historical consolidated financial and other data for our business for the periods presented. You should read this summary of financial and other data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our financial statements and the related notes, all included elsewhere in this prospectus.

The summary consolidated statement of operations data for the years ended May 31, 2013, May 31, 2012 and May 31, 2011 and the summary consolidated balance sheet data as of May 31, 2013 and May 31, 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the nine months ended February 28, 2014 and February 28, 2013 and the summary consolidated balance sheet data as of February 28, 2014 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements included herein include all adjustments (consisting of normal recurring accruals) necessary to state fairly the information set forth herein. Our historical results are not necessarily indicative of the results to be expected in the future, and the results for the nine months ended February 28, 2014 are not necessarily indicative of the results to be expected for the full year.

Statement of Operations Data

	Nine Months Ended February 28,		Fiscal Year Ended May 31,
(in millions)	2014	2013(1)	2013(1)	2012(1)	2011(1)
Net sales	$2,378.9	$2,269.0	$3,052.9	$2,838.1	$2,732.2
Cost of sales	790.0	646.7	873.4	775.5	724.2

Gross profit	1,588.9	1,622.3	2,179.5	2,062.6	2,008.0
Selling, general and administrative expense	1,020.1	976.0	1,312.5	1,172.2	1,156.2
Research and development expense	121.4	107.2	150.3	126.8	119.4
Amortization	237.2	230.2	313.8	327.2	367.9
Goodwill impairment charge	—	233.0	473.0	291.9	422.8
Intangible assets impairment charge	—	101.1	94.4	237.9	518.6

Operating income (loss)	210.2	(25.2)	(164.5)	(93.4)	(576.9)
Interest expense	274.4	310.8	398.8	479.8	498.9
Other (income) expense	5.4	172.4	177.8	17.6	(11.2)

Income (loss) before income taxes	(69.6)	(508.4)	(741.1)	(590.8)	(1,064.6)
Benefit from income taxes	(39.7)	(106.2)	(117.7)	(132.0)	(214.8)

Net income (loss)	$(29.9)	$(402.2)	$(623.4)	$(458.8)	$(849.8)

Earnings (Loss) Per Share

	Nine Months Ended February 28,		Fiscal Year Ended May 31,
(shares in millions)	2014	2013	2013	2012	2011
Earnings (loss) per share—basic(2)	$(0.05)	$(0.73)	$(1.13)	$(0.83)	$(1.54)
Earnings (loss) per share—diluted(2)	$(0.05)	$(0.73)	$(1.13)	$(0.83)	$(1.54)
Weighted average shares—basic	551.9	551.8	551.8	551.9	552.1
Weighted average shares—diluted	551.9	551.8	551.8	551.9	552.1

Balance Sheet Data

(in millions)	February 28, 2014	May 31, 2013	May 31, 2012
Cash and cash equivalents	$212.4	$355.6	$492.4
Current assets less current liabilities	1,121.9	1,208.5	1,200.8
Total assets	9,696.8	9,794.7	10,420.4
Total debt	5,831.7	5,966.4	5,827.8
Shareholders’ equity	2,000.9	1,968.6	2,682.1

Summary of Cash Flow Data

	Nine Months Ended February 28,		Fiscal Year Ended May 31,
(in millions)	2014	2013	2013	2012	2011
Net cash provided by (used in):
Operating activities	$325.6	$273.8	$468.5	$377.3	$380.1
Investing activities	(308.9)	(433.8)	(488.6)	(144.0)	(205.0)
Financing activities	(164.6)	(130.9)	(134.7)	(38.1)	(51.4)

Other Financial Data

	Nine Months Ended February 28,		Fiscal Year Ended May 31,
(in millions)	2014	2013	2013	2012	2011
Depreciation and amortization	$378.4	$364.8	$495.4	$509.4	$549.0
Capital expenditures	158.8	149.7	204.0	179.3	174.0
Adjusted EBITDA(3)	791.3	769.9	1,036.3	997.5	1,008.9
Adjusted net income(3)	302.4	241.9	340.7	241.6	197.3

(1)	Certain amounts have been reclassified to conform to the current presentation. See Note 1 to our audited consolidated and unaudited condensed consolidated financial statements included elsewhere in this prospectus for a description of the reclassification.
(2)	Basic earnings per common share amounts are calculated using the weighted average number of common shares outstanding for the period. Diluted earnings per common share amounts are calculated using the weighted average number of common shares outstanding for the period and include the dilutive impact of stock options using the treasury stock method. Diluted earnings per common share excludes the impact of any restricted stock units as a liquidity event is required for both the time and performance restricted stock units to vest. As of February 28, 2014, 2.5 million time-based shares were available to vest upon a liquidity event, and 3.5 million performance-based restricted shares were available to vest as of February 28, 2014 upon occurrence of a liquidity event and achievement of certain investment return metrics as detailed in the 2012 Restricted Stock Unit Plan. See “Executive Compensation” and Note 12 to our audited consolidated financial statements included elsewhere in this prospectus.
(3)

We have included certain non-GAAP financial measures including Adjusted EBITDA and Adjusted net income, each as defined below, that differ from financial measures calculated in accordance with U.S. generally accepted accounting principles, or GAAP. These non-GAAP financial measures may not be comparable to similar measures reported by other companies and should be considered in addition to, and not as a substitute for, or superior to, other measures prepared in accordance with GAAP. Management exercises judgment in determining which types of charges or other items should be excluded from non-GAAP financial measures. Management uses this non-GAAP information internally to evaluate the performance of the core operations, establish operational goals and forecasts that are used in allocating resources and to evaluate our performance period-over-period. Additionally, our management is evaluated on the basis of some of these non-GAAP financial measures when determining achievement of their incentive compensation performance targets. We believe that our disclosure of these non-GAAP financial measures provides investors greater transparency to the information used by management for its financial and operational decision-making and enables investors to better understand our period-to-period operating performance. We also believe Adjusted EBITDA and Adjusted net income are widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, tax jurisdictions, capital structures and the methods by which assets were acquired.

We define “Adjusted EBITDA” to mean earnings before interest, taxes, depreciation and amortization, as adjusted for certain expenses. We define “Adjusted net income” to mean earnings as adjusted for certain expenses. The term “as adjusted,” a non-GAAP financial measure, refers to financial performance measures that exclude certain income statement line items, such as interest, taxes, depreciation or amortization, and/or exclude certain expenses, such as certain litigation expenses, acquisition expenses, operational restructuring charges, advisory fees paid to the Principal Stockholders, asset impairment charges, losses on extinguishment of debt, purchase accounting costs, losses on swap liabilities and other related charges. In “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Disclosures,” we provide further information about our calculation of Adjusted EBITDA and Adjusted net income, as well as information about where these expenses are reflected in the line items of our income statement prepared in accordance with GAAP.

Adjusted EBITDA and Adjusted net income do not represent, and should not be a substitute for, net income or cash flows from operations as determined in accordance with GAAP. Adjusted EBITDA and Adjusted net income have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:

•	Adjusted EBITDA and Adjusted net income do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA and Adjusted net income do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	several of the adjustments that we use in calculating Adjusted EBITDA and Adjusted net income, such as asset impairment charges, while not involving cash expense, do have a negative impact on the value our assets as reflected in our consolidated balance sheet prepared in accordance with GAAP.

Adjusted EBITDA, as calculated below, differs from Adjusted EBITDA as calculated for purposes of compliance with our senior secured credit facilities.

Reconciliations of historical net income (loss) to Adjusted EBITDA and Adjusted net income are set forth in the following table:

	Nine Months Ended February 28,		Fiscal Year Ended May 31,
(in millions)	2014	2013	2013	2012	2011
Adjusted EBITDA:
Net income (loss), as reported	$(29.9)	$(402.2)	$(623.4)	$(458.8)	$(849.8)
Plus (minus):
Interest expense	274.4	310.8	398.8	479.8	498.9
Benefit from income taxes	(39.7)	(106.2)	(117.7)	(132.0)	(214.8)
Depreciation and amortization	378.4	364.8	495.4	509.4	549.0
Special items, before amortization and depreciation from purchase accounting, interest and tax(a)	208.1	602.7	883.2	599.1	1,025.6

Adjusted EBITDA	$791.3	$769.9	$1,036.3	$997.5	$1,008.9

Adjusted net income:
Net income (loss), as reported	$(29.9)	$(402.2)	$(623.4)	$(458.8)	$(849.8)
Plus:
Special items, after tax(b)	332.3	644.1	964.1	700.4	1,047.1

Adjusted net income	$302.4	$241.9	$340.7	$241.6	$197.3

(a)	A reconciliation of special items, before amortization and depreciation from purchase accounting, interest and tax is as follows:

	Nine Months Ended February 28,		Fiscal Year Ended May 31,
(in millions)	2014	2013	2013	2012	2011
Special items
Certain litigation expenses(1)	$122.5	$32.4	$57.9	$8.6	$12.5
Acquisition expenses(2)	19.9	11.8	16.7	4.6	—
Operational restructuring(3)	50.9	45.1	59.1	45.8	61.6
Principal Stockholders fee(4)	8.2	8.2	11.0	10.3	10.1
Asset impairment(5)	—	334.1	567.4	529.8	941.4
Loss on extinguishment of debt(6)	6.6	171.1	171.1	—	—

Special items, before amortization and depreciation from purchase accounting, interest and tax	$208.1	$602.7	$883.2	$599.1	$1,025.6

(b)	A reconciliation of special items, after tax is as follows:

	Nine Months Ended February 28,		Fiscal Year Ended May 31,
(in millions)	2014	2013	2013	2012	2011
Special items, before amortization and depreciation from purchase accounting, interest and tax	$208.1	$602.7	$883.2	$599.1	$1,025.6
Amortization and depreciation from purchase accounting(7)	227.5	219.4	299.6	325.6	376.3
Loss on swap liability(8)	21.8	—	—	—	—
Tax effect(9)	(125.1)	(178.0)	(218.7)	(224.3)	(354.8)

Special items, after tax	$332.3	$644.1	$964.1	$700.4	$1,047.1

(1)	Certain litigation, including expenses, settlements and adjustments to reserves during the year, including the metal-on-metal hip products litigation described in “Business—Legal Matters,” that we believe are not reflective of our ongoing operational performance are excluded from non-GAAP financial measures. We incur legal and settlement expenses in the ordinary course of our business, but we believe the items included in this line are unusual either in amount or subject matter. We believe this information is useful to investors in that it aids period-over-period comparability.
(2)	We exclude acquisition-related expenses for the 2012 Trauma Acquisition and 2013 Spine Acquisition from non-GAAP financial measures that are not reflective of our ongoing operational performance. We believe this information is useful to investors in that it provides period-over-period comparability.
(3)	Operational restructuring charges relate principally to employee severance, facility consolidation costs and building impairments resulting from the closure of facilities. Operational restructuring charges include abnormal manufacturing variances related to temporary redundant overhead costs within our plant network as we continue to rationalize and move production to our larger operating locations in order to increase manufacturing efficiency. Operational restructuring also includes consulting expenses related to operational initiatives and other related costs. Operational restructuring also includes product rationalization charges to increase efficiencies among our products and reduce product overlap, including steps we take to integrate products we acquire. Operational restructuring also includes the loss on the divestiture of our bracing business in fiscal year 2013. We exclude these costs from non-GAAP financial measures primarily because they are not reflective of ongoing operating results, and they are not used by management to assess ongoing operational performance. We believe this information is useful to investors in that it provides period-over-period comparability.
(4)	Upon completion of the 2007 Acquisition, we entered into a management services agreement with certain affiliates of our Principal Stockholders, pursuant to which such affiliates of our Principal Stockholders or their successors, assigns, affiliates, officers, employees, and/or representatives and third parties (collectively, the “Managers”) provide management, advisory, and consulting services to us. Pursuant to such agreement, our Principal Stockholders receive a quarterly monitoring fee equal to 1% of our quarterly Adjusted EBITDA (as defined by our credit agreement) as compensation for the services rendered and reimbursement for out-of-pocket expenses incurred by the Managers in connection with the agreement. We exclude these costs from non-GAAP financial measures primarily because they are not reflective of ongoing operating results and they are not used by management to assess ongoing operational performance. In addition, we have excluded these costs from non-GAAP financial measures because the management services agreement will terminate in connection with the completion of this offering. We believe this information is useful to investors in that it provides period-over-period comparability.

(5)	Non-cash asset impairment charges are excluded from non-GAAP financial measures because they are not reflective of our ongoing operational performance or liquidity.

•	During the nine months ended February 28, 2013, we recorded a $233.0 million goodwill impairment charge and a $101.1 million definite and indefinite-lived intangible asset impairment charge associated with our dental reconstructive reporting unit.

•	During fiscal year 2013, we recorded a $473.0 million goodwill impairment charge and a $94.4 million definite and indefinite-lived intangible asset impairment charge associated with our dental reconstructive and Europe reporting units.

•	During fiscal year 2012, we recorded a $291.9 million goodwill impairment charge and a $237.9 million definite and indefinite-lived intangible asset impairment charge primarily associated with our dental reconstructive and spine and bone healing reporting units.

•	During fiscal year 2011, we recorded a $422.8 million goodwill impairment charge and a $518.6 million definite and indefinite-lived intangible asset impairment charge primarily associated with our Europe reporting unit.

We believe this information is useful to investors in that it provides period-over-period comparability.

(6)	Loss on extinguishment of debt charges include write off of deferred financing fees, dealer manager fees and tender/call premium on retirement of bonds. We exclude these charges from non-GAAP measures because they are not reflective of our ongoing operational performance or liquidity. We believe this information is useful to investors in that it provides period-over-period comparability.
(7)	Amortization and depreciation from purchase accounting adjustments that is related to the 2007 Acquisition, 2012 Trauma Acquisition and 2013 Spine Acquisition are excluded from non-GAAP financial measures. These amortization amounts represent the additional amortization expenses in each period attributable to the step-up of amortizable assets to fair value due to the application of purchase accounting. We believe this information is useful to investors in that it provides period-over-period comparability. Further, these amounts are not used by management to assess ongoing operational performance.
(8)	Loss on swap liability charges include a one-time charge to interest expense related to the termination of our euro-denominated term loans. We believe this information is useful to investors in that it provides period-over-period comparability.
(9)	Tax effect is calculated based upon the tax rates applicable to the jurisdictions where the special items were incurred.

RISK FACTORS

This offering and investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties described below, as well as the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition or results of operations, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

A majority of our net sales is derived from our sales of hip and knee reconstructive products.

Sales of our hip and knee products accounted for approximately 51.4%, 51.5%, 55.5%, and 55.4% of our net sales for the nine months ended February 28, 2014 and each of the three fiscal years ended May 31, 2013, 2012 and 2011, respectively. We expect sales of hip and knee products to continue to account for a significant portion of our net sales. Any event adversely affecting the sale of hip and knee products may, as a result, adversely affect our business, financial condition, results of operations and cash flows.

If we are unable to continue to develop and market new products and technologies in a timely manner, the demand for our products may decrease or our products could become obsolete, and our revenue and profitability may decline.

The market for our products is highly competitive and dominated by a small number of large companies. We are continually engaged in product development, research and improvement efforts. New products and line extensions of existing products represent a significant component of our historical growth. Our ability to continue to grow sales effectively depends on our capacity to keep up with existing or new products and technologies in the musculoskeletal products market.

In addition, if our competitors’ new products and technologies reach the market before our products, our competitors may gain a competitive advantage or our products may be rendered obsolete.

The ultimate success of our product development efforts will depend on many factors, including, but not limited to, our ability to create innovative designs and materials, provide innovative surgical techniques, accurately anticipate and meet customers’ needs, commercialize new products in a timely manner, differentiate our offerings from competitors’ offerings, achieve positive clinical outcomes with new products, satisfy the increased demands by healthcare payors, providers and patients for shorter hospital stays, faster post-operative recovery and lower-cost procedures, provide adequate medical education relating to new products and manufacture and deliver products and instrumentation in sufficient volumes on time. Moreover, research and development efforts may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new product, technology, material or other innovation. Our competition may respond more quickly to new or emerging technologies, undertake more effective marketing campaigns, adopt more aggressive pricing policies, have greater financial, marketing and other resources than us or may be more successful in attracting potential customers, employees and strategic partners.

Even in the event that we are able to successfully develop innovations, they may not produce revenue in excess of the costs of development and may be quickly rendered obsolete as a result of changing customer preferences, changing demographics, slowing industry growth rates, declines in the reconstructive implant market, the introduction of new products and technologies, evolving surgical philosophies, evolving industry standards or the introduction by our competitors of products embodying new technologies or features. New materials, product designs and surgical techniques that we develop may not be accepted or may not be accepted quickly, in some or all markets, because of, among other factors, entrenched patterns of clinical practice, the need for regulatory clearance and uncertainty with respect to third-party reimbursement. If actual product life cycles, product demand or acceptance of new product introductions are less favorable than projected by management, a higher level of inventory write downs may result. Given these factors, we may be unable to continue our level of success in the industry.

We rely on payments from third-party payors for payment on our products.

In the United States, healthcare providers that purchase our products (e.g., hospitals, physicians, dentists and other healthcare providers) generally rely on payments from third-party payors (principally federal Medicare, state Medicaid and private health insurance plans) to cover all or a portion of the cost of our musculoskeletal products. These third-party payors may deny reimbursement if they determine that a device used in a procedure was not in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication. Third-party payors may also decline to reimburse for experimental procedures and devices. Further, third-party payors are continuing to carefully review their coverage policies with respect to existing and new therapies and can, without notice, deny coverage for treatments that may include the use of our products. In the event that third-party payors deny coverage or reduce their current levels of reimbursement, demand for our products may decline or we may experience increased pressure to reduce the prices of our products, and we may be unable to sell certain products on a profitable basis, thereby materially adversely impacting our results of operations.

Our results of operations since January 1, 2013 have been and will continue to be impacted by the enactment of the Patient Protection and Affordable Health Care Act (P.L. 111-148). In addition, our business, financial condition, results of operations and cash flows could be significantly and adversely affected if this legislation ultimately results in lower reimbursements for our products or reduced medical procedure volumes or if certain other types of healthcare reform programs are adopted in our key markets.

In March 2010, the U.S. Congress adopted and President Obama signed into law comprehensive healthcare reform legislation through the passage of the Patient Protection and Affordable Health Care Act (P.L. 111-148) and the Healthcare and Education Reconciliation Act (P.L. 111-152). Among other initiatives, these bills impose a 2.3% excise tax on domestic sales of certain medical devices, including most of our products, following December 31, 2012. The excise tax applies to a majority of our medical device products. We do not expect to be able to pass along the cost of the tax to hospitals, which continue to face cuts to their Medicare reimbursement per the healthcare law and the recently enacted fiscal cliff legislation, nor do we expect to be able to offset the cost of the tax through higher sales volumes resulting from the expansion of health insurance coverage because of the demographics of the current uninsured population. The medical device excise tax regulations and interim guidance issued in late 2012 by the U.S. Department of Treasury did little to lessen the burden of complying with the excise tax statute. In addition, the law’s Medicare payment reforms, such as accountable care organizations and bundled payments, could provide additional incentives for healthcare providers to reduce spending on our medical device products and reduce utilization of hospital procedures that use our products. Various healthcare reform proposals have also emerged at the state level. Other than the excise tax, which has affected our results of since January 1, 2013, we cannot predict with certainty what healthcare initiatives, if any, will be implemented at the state level, or the ultimate effect that federal healthcare reform or any future legislation or regulation will have on us. However, an expansion in government’s role in the U.S. healthcare industry may lower reimbursements for procedures that involve our products, reduce medical procedure volumes and adversely affect our business and results of operations, possibly materially.

Outside of the United States, reimbursement systems vary significantly from country to country. In the majority of the international markets in which our products are sold, government-managed healthcare systems mandate the reimbursement rates and methods for medical devices and procedures. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our products may decline. Many foreign markets, including Canada and some European and Asian countries, have tightened reimbursement rates. Our ability to continue to sell certain products profitably in these markets may diminish if the government-managed healthcare systems continue to reduce reimbursement rates.

As both the U.S. and foreign government regulators have become increasingly stringent, we may be subject to more rigorous regulation by governmental authorities in the future. Our products and operations are also often subject to the rules of industrial standards bodies, such as the International Standards Organization, or ISO. If we fail to adequately address any of these regulations, our business will be harmed.

If pricing pressures cause us to decrease prices for our goods and services and we are unable to compensate for such reductions through product mix and reductions to our expenses, our results of operations will suffer.

We have experienced and expect to continue to experience decreasing prices for the goods and services we offer due to pricing pressure exerted by our customers in response to initiatives sponsored by government agencies, legislative bodies and managed care organizations and other third-party payors to limit the growth of healthcare costs, including price regulation and competitive pricing. Pricing pressure has also increased in our markets due to increased market power of our customers from continued consolidation among healthcare providers, trends toward managed care, the shift towards governments becoming the primary payers of healthcare expenses, and government laws and regulations relating to reimbursement and pricing generally. Reductions in reimbursement levels or coverage or other cost containment measures could unfavorably affect our future operating results. If we are unable to offset such price reductions through product mix or reductions in our expenses, our business, financial condition, results of operations and cash flows will be adversely affected.

We have incurred losses in the past and may incur losses in the future. If we incur losses over an extended period of time, the value of our common stock could decline.

For each of the nine months ended February 28, 2014 and 2013 and the three fiscal years ended May 31, 2013, 2012 and 2011, we experienced net losses of $29.9 million, $402.2 million, $623.4 million, $458.8 million and $849.8 million, respectively. We may not be profitable in future periods. Any failure to become profitable could, among other things, impair our ability to complete future financings or the cost of obtaining financing, and have a material adverse effect on our business. In addition, a lack of profitability could adversely affect the price of our common stock.

Reduction or interruption in supply and an inability to develop alternative sources for supply may adversely affect our manufacturing operations and related product sales.

We purchase many of the components and raw materials used in manufacturing our products from numerous suppliers in various countries. Generally we have been able to obtain adequate supplies of such raw materials and components. We work closely with our suppliers to try to ensure continuity of supply while maintaining high quality and reliability. However, we cannot guarantee that these efforts will be successful. In addition, due to the stringent regulations and requirements of the FDA regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources for certain components or materials. Further, an increase in demand from other industries which use some of the same metallic alloys or other materials as us (such as the aerospace industry) could reduce the availability or increase the cost of materials used in our products. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect our ability to manufacture our products in a timely or cost-effective manner and to make our related product sales.

We, like other companies in the orthopedic industry, are involved in ongoing governmental investigations, the results of which may adversely impact our business and results of operations.

We are subject to various federal and state laws concerning healthcare fraud and abuse, including false claims laws and anti-kickback laws, such as the Federal Anti-Kickback Statute and similar state laws. In addition, we are subject to various federal and foreign laws concerning anti-corruption and anti-bribery matters, sales to countries or persons subject to economic sanctions and other matters affecting our international operations. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, fines, imprisonment and, within the United States, exclusion from participation in government healthcare programs, including Medicare, Medicaid and VA health programs. These laws are administered by, among others, the DOJ, the Office of the Inspector General of the U.S. Department of Health and Human Services, or OIG-HHS, the Securities and Exchange Commission, or SEC, the Office of Foreign Assets Control, the Bureau of Industry and Security of the U.S. Department of Commerce and state attorneys general. The interpretation and enforcement of these laws and regulations are uncertain and subject to change.

In June 2013, we received a subpoena from the U.S. Attorney’s Office for the District of New Jersey requesting various documents relating to the fitting of custom-fabricated or custom-fitted orthoses, or bracing, to patients in New Jersey, Texas and Washington. We have produced responsive documents and are fully cooperating with the request of the U.S. Attorney’s Office. We may need to devote significant time and resources to this inquiry and can give no assurances as to its final outcome.

In September 2010, we received a Civil Investigative Demand, or CID, issued by the U.S. Department of Justice Civil Division pursuant to the False Claims Act. The CID requests that we provide documents and testimony related to allegations that OtisMed Corp., Stryker Corp. and our company have violated the False Claims Act relating to the marketing of, and payment submissions for, OtisMed’s OtisKnee® (a registered trademark of OtisMed Corporation) knee replacement system. We have produced responsive documents and are fully cooperating in the investigation. We may need to devote significant time and resources to this inquiry and can give no assurances as to its final outcome.

In February 2010, we received a subpoena from the Office of the Inspector General of the U.S. Department of Health and Human Services requesting various documents relating to agreements or arrangements between physicians and our Interpore Cross subsidiary for the period from 1999 through the present and the marketing and sales activities associated with Interpore Cross’s spinal products. We are cooperating with the request of the Office of the Inspector General. We may need to devote significant time and resources to this inquiry and can give no assurances as to its final outcome.

In April 2009, we received an administrative subpoena from the U.S. Attorney’s Office for the District of Massachusetts requesting various documents relating primarily to the Medicare reimbursement of and certain business practices related to our non-invasive bone growth stimulators. It is our understanding that competitors in the non-invasive bone growth stimulation market received similar subpoenas. We received subsequent subpoenas in connection with the investigation in September 2009, June 2010 and February 2011 along with several informal requests for information. We are producing responsive documents and are fully cooperating in the investigation. We may need to devote significant time and resources to this inquiry and can give no assurances as to its final outcome.

In April 2009, we became aware of a qui tam complaint alleging violations of the federal and various state False Claims Acts filed in the U.S. District Court for the District of Massachusetts, where it is currently pending. Biomet, LVB Acquisition, Inc. and several of our competitors in the non-invasive bone growth stimulation market were named as defendants in this action. The allegations in the complaint are similar in nature to certain categories of requested documents in the above-referenced administrative subpoenas. The U.S. government has not intervened in the action. We are vigorously defending this matter and intend to continue to do so. We may need to devote significant time and resources to this inquiry and can give no assurances as to its final outcome.

On September 25, 2007, we received a letter from the SEC informing us that it was conducting an informal investigation regarding possible violations of the Foreign Corrupt Practices Act, or FCPA, in the marketing and sale of medical devices in certain foreign countries by companies in the medical devices industry. The FCPA prohibits domestic concerns, including U.S. companies and their officers, directors, employees, shareholders acting on their behalf and agents, from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining an improper advantage. This law also requires issuers of publicly registered securities to maintain records which fairly and accurately reflect transactions and to maintain an adequate system of internal controls. In many countries, hospitals and clinics are government-owned and, therefore, healthcare professionals employed by such hospitals and clinics, with whom we regularly interact, may meet the definition of a foreign official for purposes of the FCPA. On November 9, 2007, we received a letter from the DOJ requesting that any information provided to the SEC also be provided to the DOJ on a voluntary basis.

On March 26, 2012, Biomet resolved the DOJ’s and SEC’s investigations by entering into a Deferred Prosecution Agreement, or DPA, with the DOJ and a Consent to Final Judgment, or Consent, with the SEC. Pursuant to the DPA, the DOJ has agreed to defer prosecution of Biomet in connection with this matter, provided that Biomet satisfies its obligations under the agreement over the term of the DPA. The DPA has a three-year term but provides that it may be extended in the sole discretion of the DOJ for an additional year. The DOJ has further agreed to not continue its prosecution and seek to dismiss its indictment should Biomet satisfy its obligations under the agreement over the term of the DPA.

In addition, pursuant to the terms of the DPA, an independent external compliance monitor has been appointed to review Biomet’s compliance with the DPA, particularly in relation to Biomet’s international sales practices, for at least the first 18 months of the term of the DPA. The monitor has divided his review into two phases. The first phase consisted of the monitor familiarizing himself with our global compliance program, assessing the effectiveness of the program and making recommendations for enhancement of our compliance program based on that review. The second phase commenced in June 2013 and consists of the monitor testing implementation of his recommended enhancements to our compliance program. The monitor recently identified that certain of our compliance enhancements have been implemented too recently to be satisfactorily tested, and we continue to work with the monitor to allow for such transactional testing. The Consent Biomet entered into with the SEC mirrors the DPA’s provisions with respect to the compliance monitor. Compliance with the DPA requires substantial cooperation of our employees, distributors and sales agents and the healthcare professionals with whom they interact. These efforts not only involve expense, but also require management and other key employees to focus extensively on these matters.

Biomet agreed to pay a monetary penalty of $17.3 million to resolve the charges brought by the DOJ. The terms of the DPA and the associated monetary penalty reflect Biomet’s full cooperation throughout the investigation. Biomet further agreed in its Consent to disgorge profits and pay prejudgment interest in the aggregate amount of $5.6 million.

From time to time, we are, and may continue to be, the subject of additional investigations. If, as a result of these investigations described above or any additional investigations, we are found to have violated one or more applicable laws, our business, financial condition, results of operations and cash flows could be materially adversely affected. If some of our existing business practices are challenged as unlawful, we may have to modify those practices, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We could be subject to further governmental investigations or actions by other third parties as a result of our settlement with the DOJ and the OIG-HHS.

As a result of our settlement with the DOJ and SEC related to the FCPA investigation described above, we have been and may continue to be subject to further governmental investigations by foreign governments or other claims by third parties arising from the conduct subject to the investigation.

We intend to review and take appropriate actions with respect to any such investigations or proceedings; however, we cannot assure you that the costs of defending or fines imposed in resolving those civil or criminal investigations or proceedings would not have a material adverse effect on our financial condition, results of operations and cash flows.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-corruption laws

Our business operations and sales in countries outside the United States are subject to anti-corruption laws and regulations, including restrictions imposed by the FCPA and similar anti-corruption and anti-bribery laws in other jurisdictions. We operate and sell our products in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-corruption laws may conflict with local customs and practices. We train our employees concerning anti-corruption laws and issues and have internal controls and compliance policies and procedures in place for the maintenance of accurate books and records and that prohibit our employees or third-parties acting on our behalf from making improper payments.

From time to time we become aware of allegations of potential improper payments made by our employees or agents. When this happens, we investigate the allegations and, if necessary, remediate the issue and disclose the matter to the appropriate regulators. We cannot provide assurance that our internal controls and procedures will always protect us from reckless or criminal acts committed by our employees or third-parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption laws in international jurisdictions, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer criminal or civil penalties which could have a material and adverse effect on our results of operations, financial condition and cash flows.

Our business may be harmed as a result of product liability litigation.

Our involvement in the design, manufacture and sale of medical devices creates exposure to risks of product liability claims alleging that component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients, particularly in the United States. In the past, we have received product liability claims relating to our products and anticipate that we will continue to receive claims in the future, some of which could have a material adverse impact on our business. These claims are subject to many uncertainties and outcomes are not predictable. We may incur significant legal expenses regardless of whether we are found to be liable. In addition, we could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues or heightened regulatory scrutiny that would warrant a recall of some of our products. Our existing product liability insurance coverage may be inadequate to satisfy liabilities we might incur. Moreover, even if any product liability loss is covered by an insurance policy, these policies have substantial self-insured retentions or deductibles that we remain responsible for. Any product liability claim brought against us, with or without merit, can be costly to defend and may negatively impact our ability to obtain third-party insurance coverage in future periods on a cost effective basis or at all.

As of March 27, 2014, we are a defendant in 1,513 product liability lawsuits relating to metal-on-metal hip implants, most of which were filed in 2013. The majority of these cases involve the M2a-Magnum™ hip system, 311 cases involve the M2a-38™ hip system, 47 involve the M2a-Taper™ system, and six involve the M2a-Ringloc™ system. The cases are currently venued in various state and federal courts. The cases in federal court have been consolidated in one multi-district proceeding in the U.S. District Court for the Northern District of Indiana.

On February 3, 2014, we announced the settlement of the Multi-District Litigation entitled MDL 2,391 – In Re: Biomet M2A Magnum Hip Implant Product Liability Litigation. As of March 27, 2014, there were 1,396 lawsuits pending in the MDL. Additional lawsuits filed in the MDL by April 15, 2014 may participate in the settlement. We continue to evaluate the inventory of lawsuits in the MDL pursuant to the categories and procedures set forth in the settlement agreement. The final amount of payments under the settlement is uncertain. As of February 28, 2014, we have accrued $123.5 million for contingencies associated with metal-on-metal hip products, which is increased from $50.0 million as of November 30, 2013.

We believe that the payments under the settlement will exhaust our self-insured retention under our insurance program, which is $50.0 million. If this should occur, we would submit an insurance claim for the amount by which ultimate losses under the settlement exceed the self-insured retention amount. We maintain $100.0 million of third-party insurance coverage. Our insurance carriers have been placed on notice of the claims associated with metal-on-metal hip products that are subject to the settlement and have been placed on notice of the terms of the settlement. As is customary in these situations, certain of our insurance carriers have reserved all rights under their respective policies. We have received a letter from one of our carriers denying coverage, and certain of our other insurance carriers could also deny coverage for some or all of our insurance claims. We continue to believe our contracts with the insurance carriers are enforceable for these claims and the settlement agreement. However, we would be responsible for any amounts that our insurance carriers do not cover or for the amount by which ultimate losses exceed the amount of our third-party insurance coverage. The settlement does not affect certain other claims relating to our metal-on-metal hip products that are pending in various state courts, or other claims that may be filed in the future. We are currently assessing any potential receivables to be recorded for recoveries from the insurance carriers.

In August 2013, we initiated a voluntary recall of 87,601 units of OSSEOTITE®, NanoTite™ and T3® dental implants, of which 34,744 units have been distributed. We have notified regulatory bodies of this recall, which was taken due to discoloration of some implants that did not meet our internal standard for visual inspection. The discoloration was caused by the affected implants coming into contact with residual machining fluid that may have been left on the metal packaging insert for the products. We have determined that there are no known health effects of the residue. The ultimate financial impact with respect to this matter will depend on many factors that are difficult to predict with the limited information received to date and may vary materially based on the number of and actual costs of patients seeking testing and treatment services and the number of and actual costs to settle any lawsuits filed against us.

Product liability lawsuits and claims, safety alerts or product recalls, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation and on our ability to attract and retain customers. If a product liability claim or series of claims is brought against us for uninsured liabilities or is in excess of our insurance coverage limits, our business could suffer and our financial condition, results of operations and cash flow could be materially adversely impacted. Further, such product liability matters may negatively impact our ability to obtain insurance coverage or cost-effective insurance coverage in future periods.

We may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products.

The musculoskeletal products industry is highly litigious with respect to the enforcement of patents and other intellectual property rights. In some cases, intellectual property litigation may be used to gain a competitive advantage. We have in the past and may in the future become a party to lawsuits involving patents or other intellectual property. A successful claim of patent or other intellectual property infringement against us could adversely affect our growth and results of operations, in some cases materially. A legal proceeding, regardless of the outcome, could put pressure on our financial resources and divert the time, energy and efforts of our management.

From time to time, we receive notices from third parties of potential intellectual property infringement and receive claims alleging intellectual property infringement. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claims that our products infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues.

The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction preventing us from manufacturing, selling or using some of our products in the event of a successful claim of patent or other intellectual property infringement. Any of these adverse consequences could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In January 2009, Heraeus Kulzer GmbH, or Heraeus, initiated legal proceedings in Germany against Biomet, Biomet Europe BV and certain other subsidiaries, alleging that we and Biomet Europe BV misappropriated Heraeus Kulzer trade secrets when developing our new lines of European bone cements. The lawsuit seeks injunctive relief to preclude us from producing and marketing our current line of European bone cements and a judgment requiring that we compensate Heraeus for any damages incurred (which they allege to be in excess of €30.0 million). On December 20, 2012, the trial court ruled that Biomet did not misappropriate trade secrets and consequently dismissed Biomet, Inc., Biomet Europe BV, Biomet Deutschland GmbH and other defendants from the lawsuit. Biomet Orthopaedics Switzerland GmbH or Biomet Switzerland, remains as the only defendant in the lawsuit and as to it the trial court has ruled that Heraeus Kulzer will not be permitted to review certification materials of Biomet Switzerland for purposes of determining whether there is any evidence that would support a claim of trade secret misappropriation by that entity. The trial court’s decision remains subject to appeal by Heraeus Kulzer and we are continuing to vigorously defend this matter. We can make no assurance as to the final outcome of this matter.

On May 3, 2013, Bonutti Skeletal Innovations LLC, a company formed to hold certain patents acquired from Dr. Peter M. Bonutti and an affiliate of patent licensing firm Acacia Research Group LLC, filed suit against us in the U.S. District Court for the Eastern District of Texas, alleging a failure to pay royalties due under a license agreement with Dr. Bonutti, misuse of confidential information and infringement of U.S. Patent Nos. 5,921,986; 6,099,531; 6,423,063; 6,638,279; 6,702,821; 7,070,557; 7,087,073; 7,104,996; 7,708,740; 7,806,896; 7,806,897; 7,828,852; 7,931,690; 8,133,229; and 8,147,514. Prior to the filing of this lawsuit, on March 8, 2013 we had filed a complaint for declaratory judgment with the U.S. District Court for the Northern District of Indiana seeking a judgment of non-infringement and invalidity of the patents at issue and Acacia entered counterclaims of infringement seeking damages in an amount yet to be determined and injunctive relief. On September 17, 2013 the May 3, 2013 case in the Eastern District of Texas case was dismissed. On March 31, 2014 we entered into a Settlement and License Agreement with Bonutti Skeletal Innovations, LLC settling all claims related to US Patents 5,921,986, 6,638,279, 7,070,557, 7,087,073, and 8,147,514 for a one-time payment. We are vigorously defending this matter and believe that our defenses against infringement for the patents remaining in the suit are valid and meritorious. We can make no assurances as to the time or resources that will be needed to devote to this litigation or its final outcome.

We are involved in legal proceedings that may result in adverse outcomes.

In addition to intellectual property and product liability claims and lawsuits, we are involved in various commercial litigation and claims and other legal proceedings that arise from time to time in the ordinary course of our business. Although we believe we have substantial defenses in these matters, litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. Given the uncertain nature of legal proceedings generally, we are not able in all cases to estimate the amount or range of loss that could result from an unfavorable outcome. We could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

The current global economic uncertainties may adversely affect our results of operations.

Our results of operations could be substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Although the U.S. economy continues to recover from the worst recession in decades, unemployment and consumer confidence have not rebounded as quickly as in some prior recessions, resulting in reduced numbers of insured patients and the deferral of elective reconstructive procedures. Global economic conditions remain uncertain. We believe that

European austerity measures implemented to address the ongoing financial crisis contributed to decreased healthcare utilization and increased pricing pressure for some of our products. We cannot assure you that challenges in the global economy will not continue to negatively impact procedure volumes, average selling prices and reimbursement rates from third-party payors, any of which could adversely affect our results of operations. In addition, we have experienced delays in the collection of receivables from hospitals in certain countries that have national healthcare systems, including certain regions in Spain, Italy, Greece and Portugal, which are the countries most directly affected by economic difficulties in the euro zone. Repayment of these receivables is dependent upon the financial stability of the economies of those countries. Continuing high unemployment in the U.S., a worsening of the European financial crisis or a failure to receive payment of all or a significant portion of our European receivables could adversely affect our results of operations.

Unfavorable conditions can depress sales in a given market and may result in actions that adversely affect our margins, constrain our operating flexibility or result in charges which are unusual or non-recurring. Certain macroeconomic events, such as the continuing adverse conditions in the global economy, the recent recessions in Europe and the euro zone crisis could have a more wide-ranging and prolonged impact on the general business environment, which could also adversely affect us. These economic developments could affect us in numerous ways, many of which we cannot predict. Among the potential effects could be an increase in our variable interest rates, an inability to access credit markets should we require external financing, a reduction in the purchasing power of our European Union customers due to a deterioration of the value of the euro, and inventory issues due to financial difficulties experienced by our suppliers and customers, including distributors, delays in collection, greater bad debt expense and further impairments of our goodwill and other intangible assets. In addition, it is possible that further deteriorating economic conditions, and resulting federal budgetary concerns, could prompt the federal government to make significant changes in the Medicare program, which could adversely affect our results of operations. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions, or the effects these disruptions and conditions could have on us.

We are subject to cost-containment efforts of group purchasing organizations, which may have a material adverse effect on our financial condition, results of operations and cash flows.

Many customers of our products have joined or developed group purchasing organizations in an effort to contain costs. Group purchasing organizations negotiate pricing arrangements with medical supply manufacturers and distributors, and these negotiated prices are made available to a group purchasing organization’s affiliated hospitals and other members. If we are not one of the providers selected by a group purchasing organization, affiliated hospitals and other members may be less likely to purchase our products, and if the group purchasing organization has negotiated a strict compliance contract for another manufacturer’s products, we may be precluded from making sales to members of the group purchasing organization for the duration of the contractual arrangement. Our failure to respond to the cost-containment efforts of group purchasing organizations may cause us to lose market share to our competitors and could have a material adverse effect on our sales, financial condition, results of operations and cash flows.

We conduct a significant amount of our sales activity outside of the United States, which subjects us to additional business risks and may adversely affect our results due to increased costs.

During the fiscal year ended May 31, 2013, we derived approximately 39% of our net sales from sales of our products outside of the United States, including in emerging markets. We intend to continue to pursue growth opportunities in sales internationally, which could expose us to additional risks associated with international sales and operations. Our international operations are, and will continue to be, subject to a number of risks and potential costs, including:

•	changes in foreign medical reimbursement policies and programs;

•	unexpected changes in foreign regulatory requirements;

•	differing local product preferences and product requirements;

•	diminished protection of intellectual property in some countries outside the United States;

•	differing payment cycles;

•	trade protection measures, import or export licensing requirements and compliance with economic sanctions laws and regulations that may prevent us from shipping our products to a particular market and may increase our operating costs;

•	foreign exchange controls that might prevent us from repatriating cash earned in countries outside the United States;

•	complex data privacy requirements and labor relations laws;

•	labor relations, including relations with Workers’ Councils;

•	the application of U.S., U.K. and other foreign country regulatory and anti-corruption laws to our international operations;

•	difficulty in staffing, training and managing foreign operations;

•	differing legal regulations and labor relations;

•	potentially negative consequences from changes in tax laws (including potential taxes payable on earnings of foreign subsidiaries upon repatriation); and

•	political and economic instability.

In addition, we are subject to risks arising from currency exchange rate fluctuations, which could increase our costs, expose us to counterparty risks and may adversely affect our results. Cross border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange effects. In addition, our sales are translated into U.S. dollars for reporting purposes. The U.S. dollar value of our foreign-generated revenues varies with currency exchange rate fluctuations. Significant increases in the value of the U.S. dollar relative to foreign currencies could have a material adverse effect on our results of operations.

Any of these factors may, individually or collectively, have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, violations of foreign laws or regulations could result in fines, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business and damage to our reputation.

We may have additional tax liabilities.

We are subject to income taxes in the United States and many foreign jurisdictions. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain, and we regularly are under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits could be different from our historical income tax provisions and accruals. In addition, there have been proposals to change U.S. tax laws that would significantly impact how U.S. multinational corporations are taxed on foreign earnings. Although we cannot predict whether or in what form this proposed legislation will pass, if enacted it could have a material adverse impact on our tax expense and cash flow.

Our global manufacturing operations, distribution warehouses, and sales offices are exposed to political and economic risks, commercial volatility, and events beyond our control in the countries in which we operate.

In addition to our principal executive offices, we maintain more than 50 other manufacturing facilities, offices and warehouse facilities in various countries and regions, including Canada, Europe, Asia Pacific and Latin America.

We currently conduct manufacturing operations in Jinhua, Zhejiang Province, China and Changzhou, Jiangsu Province, China. Our future business strategy may involve the operation of other manufacturing facilities in China. As a result of this initiative, we are exposed to all the risks inherent in operating in an emerging market like China. In recent years the Chinese economy has undergone various developments, including beginning the transition from a more heavily government influenced-planned economy to a more market-oriented economy. Despite this transition, the Chinese government continues to own significant production assets and exercises significant control over economic growth.

Our international operations, including any planned future expansion in China, may be subject to greater or new political, legal and economic risks than those faced by our operations in the United States, including such risks as those arising from:

•	unexpected changes in foreign or domestic legal, regulatory or governmental requirements or approvals, such as those related to taxation, lending, import and tariffs, environmental regulations, land use rights, intellectual property and other matters;

•	unexpected increases in taxes, tariffs and other assessments;

•	diminished protection of intellectual property;

•	trade protection measures and import or export licensing requirements;

•	difficulty in staffing, training and managing foreign operations;

•	differing legal and labor regulations;

•	political and economic instability; and

•	operating in a market with a less developed supply chain, transportation and distribution infrastructure.

Due to these inherent risks, there can be no assurance that we will achieve anticipated benefits from global operations because any of these factors may, individually or collectively, have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business relies on obtaining certain “conflict minerals.”

Certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act currently or in the future will require us to report on certain minerals and their derivatives, namely tin, tantalum, tungsten or gold, known as “conflict minerals,” used in our products and the due diligence plan we put in place to track whether such minerals originate from the Democratic Republic of Congo, or DRC, and adjoining countries. The implementation of these requirements could affect the sourcing, pricing and availability of minerals used in certain of our products. In addition, we may incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals used in our products. Since our supply chain is complex, the procedures that we implement may not enable us to ascertain the origins for these minerals or determine that these minerals are DRC conflict free, which may harm our reputation. These new requirements also could have the effect of limiting the pool of suppliers from which we source these minerals. We may be unable to obtain conflict-free minerals at competitive prices, which could increase our costs and adversely affect our manufacturing operations and our profitability.

Inventory may become obsolete due to shortened product life cycles, reduced product demand or changes in market conditions, resulting in inventory write-downs that may adversely affect our results of operations, possibly materially.

In our industry, inventory is routinely placed at hospitals to provide the healthcare provider with the appropriate product when needed. Because product usage tends to follow a bell curve of sizes, larger and smaller sizes of inventory are provided, but infrequently used. In addition, the musculoskeletal market is highly competitive, with new products, raw materials and procedures being introduced continually, which may make those products currently on the market obsolete. We make estimates regarding the future use of these products and provide a provision for excess and obsolete inventory. If actual product life cycles, product demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required, which would adversely affect our business, financial condition, results of operations and cash flows.

We may not be able to protect our intellectual property rights, which could materially affect our business.

We rely on a variety of intellectual property rights (including patents, trademarks, copyrights and trade secrets) to protect our proprietary technology and products. These legal means, however, afford only limited protection and may not adequately protect our rights. The laws of some of the countries in which our products are or may be sold may not protect our intellectual property rights to the same extent as U.S. laws or at all or effective enforcement of such intellectual property rights may not be available. Our ability to obtain, protect and enforce our intellectual property rights is subject to general litigation or third-party opposition risks, as well as the uncertainty as to the registrability, patentability, validity and enforceability of our intellectual property rights in each applicable country.

The patents we own may not be of sufficient scope or strength to provide us with significant commercial protection or commercial advantage, and competitors may be able to design around our patents or develop products that provide outcomes that are similar to ours without infringing on our intellectual property rights. In addition, we cannot be certain that any of our pending patent applications will be issued or that the scope of the claims in our pending patent applications will not be significantly narrowed or determined to be invalid. In addition, each patent has a specific non-renewable term, which would allow a third party to make a product covered by an expired patent.

We rely on our trademarks to distinguish our products from the products of our competitors, and have registered or applied to register a number of these trademarks. However, our trademark applications may not be approved. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing these new brands.

We seek to protect our trade secrets and know-how in part with confidentiality agreements with our vendors, employees, consultants and others who may have access to proprietary information. We cannot be certain, however, that these agreements will not be breached, adequate remedies for any breach would be available or our trade secrets and know-how will not otherwise become known to or be independently developed by our competitors.

If a competitor infringes our patents, trademarks or other intellectual property rights, enforcing those patents, trademarks and other rights may be difficult and time consuming. Even if successful, litigation to defend our patents and trademarks against challenges or to enforce our intellectual property rights could be expensive and time consuming and could divert management’s attention from managing our business. Moreover, we may not have sufficient resources or desire to defend our intellectual property rights against challenges or to enforce our intellectual property rights.

We rely on licenses from third parties to certain technology and intellectual property rights for some of our products and the licenses we currently have could terminate or expire.

We license from third parties intellectual property used in some of our products or services. Our licensors may breach or otherwise fail to perform their obligations. Furthermore, our licenses may expire or our licensors may claim that we have breached our agreement or may otherwise attempt to terminate their license agreements with us. Challenges to such third parties’ intellectual property rights may be brought against us directly or against the licensor, and we cannot guarantee that such third-party intellectual property rights provide us with meaningful protection. The expiration of intellectual property we license may further enable third parties to offer products that are competitive with ours. Further, we cannot guarantee that renewals of current licenses upon their expiration or that future third party intellectual property rights that we may need or that may be useful will be available to us for license or, even if they are, that the terms of such licenses will be financially and commercially viable.

The conditions of the U.S. and international capital markets may adversely affect our ability to access the credit or capital markets.

We believe that our cash, other liquid assets and operating cash flow, together with available borrowings and potential access to credit and capital markets, will be sufficient to meet our operating expenses, research and development costs and capital expenditures and service our debt requirements as they become due. However, our ongoing ability to meet our substantial debt service and other obligations will be dependent upon our future performance, which will be subject to business, financial and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that our cash flow will be sufficient to allow us to pay principal and interest on our debt, support our operations and meet our other obligations. If we do not have enough money to support our operations and meet our obligations, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. We may not be able to do so on terms acceptable to us, if at all. In addition, the terms of existing or future debt agreements may restrict us from pursuing any of these alternatives.

We rely on financial institutions to fund credit commitments to us.

If financial institutions that have extended credit commitments to us are adversely affected by the conditions of the U.S. and international capital markets, they may become unable to fund borrowings under their credit commitments to us, which could have a material adverse impact on our financial condition and our ability to borrow additional funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other corporate purposes.

Loss of our key management and other personnel, or an inability to attract such management and other personnel, could impact our business.

We depend on our senior managers and other key personnel to run our business and on technical experts to develop new products and technologies. The loss of any of these senior managers or other key personnel could adversely affect our operations. Competition for qualified employees is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the management, operation and expansion of our business could hinder our ability to expand, conduct research and development activities successfully and develop marketable products.

If we fail to retain our existing relationships with our independent sales agents and distributors or establish relationships with different agents and distributors, our results of operations may be negatively impacted.

Our revenues and profitability depend largely on the ability of independent sales agents and distributors to sell our products to customers. Because the independent distributor manages the customer relationships within its territory (and, in certain countries outside the United States, the regulatory relationship), there is a risk that if our relationship with the distributor ends, our relationship with the customer will be lost. In addition, in certain countries outside the United States, we could experience delays in amending or transferring our product registrations. Also, because we do not control a distributor’s sales agents, there is a risk we will be unable to ensure that our sales processes and priorities will be consistently communicated and executed by the distributor. Typically, these agents and distributors have developed long-standing relationships with our customers and provide our customers with the necessary training and product support relating to our products. If we fail to retain our existing relationships with these agents and distributors or establish relationships with different agents and distributors, our business, financial condition, results of operations and cash flows may be negatively impacted.

We may record future goodwill and/or intangible impairment charges related to one or more of our reporting units, which could materially adversely impact our results of operations.

We test our goodwill and indefinite lived intangible asset balances as of March 31 of each fiscal year to determine whether events or changes in circumstances indicate that the carrying value of our intangible assets may not be recoverable. We test these balances more frequently if indicators are present or changes in circumstances suggest that impairment may exist. In evaluating the potential for impairment we make assumptions regarding revenue projections, growth rates, cash flows, tax rates and discount rates. These assumptions are uncertain and by nature can vary from actual results. Various future events could have a negative impact on the fair value of our reporting units’ goodwill and indefinite lived intangibles when the annual or interim impairment test is completed. The events include, but are not limited to:

•	our ability to sustain sales and earnings growth;

•	the effect of anticipated changes in the size, health and activities of the population or on the demand for our products;

•	our ability and intent to expand in key international markets;

•	the timing and anticipated outcome of clinical studies;

•	assumptions concerning anticipated product developments and emerging technologies;

•	our continued investment in new products and technologies;

•	the ultimate marketability of products currently being developed;

•	our success in achieving timely approval or clearance of our products with domestic and foreign regulatory entities; and

•	the stability of certain foreign economic markets.

If the operating performance at one or more of our business units falls significantly below current levels, if competing or alternative technologies emerge, or if market conditions or future cash flow estimates for one or more of our businesses decline, we could be required, under current U.S. accounting rules, to record a non-cash charge to operating earnings for the amount of the impairment. Any write-off of a material portion of our unamortized intangible assets would negatively affect our results of operations.

In fiscal year 2013, we recorded a $240.0 million goodwill asset impairment charge related to our Europe reporting unit, primarily related to the impact of continued austerity measures on procedural volumes and pricing in certain European countries when compared to our prior projections used to establish the fair value of goodwill.

In fiscal year 2013, we recorded a $327.4 million goodwill and definite and indefinite-lived intangible assets impairment charge related to our dental reconstructive reporting unit, primarily due to declining industry market growth rates in certain European and Asia Pacific markets and corresponding unfavorable margin trends when compared to our prior projections used to establish the fair value of goodwill and intangible assets.

We have $66 million of goodwill at our dental reconstructive reporting unit that is at a higher risk of impairment as the difference between the carrying value and fair value of the reporting unit was estimated to be approximately 10% as of February 28, 2014. We use the discounted cash flow model to value the reporting unit. The critical assumptions in the discounted cash flow model are revenues, operating margins and discount rate assumptions. These assumptions are developed by reporting unit management based on industry projections for the countries in which the reporting unit operates, as well as reporting unit specific facts. If the reporting unit were to experience sales declines in the U.S. market or be exposed to enhanced and sustained pricing and volume pressures in our international markets, there would be an increased risk of impairment of goodwill for the dental reporting unit.

A natural or man-made disaster could have a material adverse effect on our business.

We have manufacturing operations located throughout the world. However, a significant portion of our products are produced at and shipped from our facility in Warsaw, Indiana, including all of our production of E1® polyethylene components. In the event that this facility is severely damaged or destroyed as a result of a natural or man-made disaster, we would be forced to shift production to our other facilities and/or rely on third-party manufacturers and may result in our having to cease production of certain products, such as E1® polyethylene components, for a significant period of time. Our existing business interruption insurance coverage may be inadequate to satisfy liabilities we might incur in such a situation. If a business interruption claim or series of claims is in excess of our insurance coverage limits, or is not otherwise covered in whole or in part by our insurance coverage, our business could suffer and our financial condition, results of operations and cash flow could be materially adversely impacted.

Failure to successfully integrate acquired businesses into our operations or to otherwise successfully execute strategic transactions could adversely affect our business.

We may, from time to time, consider and take advantage of selected opportunities to grow by acquiring businesses whose operations or product lines fit well within our existing businesses or whose geographic location or market position would enable us to expand into new markets, as well as companies with whom we could form strategic alliances or enter into arrangements with to develop or exploit intellectual property rights. Our ability to implement this expansion strategy will, however, depend on whether any suitable businesses are available at suitable valuations and how much money we can spend. Any acquisition that we make could be subject to a number of risks, including failing to discover liabilities of the acquired company for which we may be responsible as a successor owner or operator despite any investigation we may make before the acquisition, our overvaluing the assets of the acquired company, our inability to assimilate the operations and personnel of the acquired company, the loss of key personnel in the acquired company and any adverse impact on our financial statements from the amortization of acquired intangible assets or the creation of reserves or write-downs. These risks could be increased if we need to integrate geographically separated organizations, personnel with disparate business backgrounds and companies with different corporate cultures. Any such acquisition and resulting integration process may result in the need to allocate more resources to integration and product development activities than originally anticipated, the diversion of management’s time (which could adversely affect management’s ability to focus on other more profitable projects), the inability to realize the expected benefits, savings or synergies from the acquisition or the incompatibility of the priorities of any strategic partners with ours. We may not be able to adequately meet these challenges, and any failure to do so could adversely affect our business, financial condition, results of operations and cash flows. In addition, if we incur additional indebtedness to finance these acquisitions, the related risks we face from our already substantial level of indebtedness could intensify.

On June 15, 2012, we announced the initial closing of the previously announced $280.0 million acquisition of the worldwide trauma business of DePuy Orthopaedics, Inc. During the first and second quarters of fiscal year 2013, subsequent closings in various foreign countries occurred on a staggered basis, with the final closing occurring on December 7, 2012. On October 5, 2013, we and our wholly-owned subsidiaries EBI Holdings, LLC, a Delaware limited liability company, or EBI, and LNX Acquisition, Inc., a Delaware corporation, or Merger Sub, entered into an Agreement and Plan of Merger with Lanx, Inc., a Delaware corporation, or Lanx. On October 31, 2013, Merger Sub merged with and into Lanx and the separate corporate existence of Merger Sub ceased. Our integration of the operations of the acquired businesses requires significant efforts, including the coordination of complex information technology environments, research and development, sales and marketing, operations, manufacturing and finance.

The integration efforts related to the acquisitions described above require significant resources and involve significant amounts of management’s time that cannot be dedicated to other initiatives. We may not be able to adequately meet these challenges, and any failure to do so could adversely affect our business, financial condition, results of operations and cash flows.

We are increasingly dependent on sophisticated information technology and if we fail to properly maintain the integrity of our data, our business could be adversely affected.

We are increasingly dependent on sophisticated information technology systems for our products and infrastructure. These systems include, but are not limited to, ordering and managing materials from suppliers, converting materials to finished products, shipping products to customers, processing transactions, summarizing and reporting results of operations, complying with regulatory, legal or tax requirements, providing data security and other processes necessary to manage our business. As a result of technology upgrades, recently enacted regulations, improvements in our system platforms and integration of new business acquisitions, we have been consolidating and integrating the number of systems we operate and have upgraded and expanded our information systems capabilities. Our information systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and keep information technology systems current. In addition, our obligations to protect patient and customer information have increased significantly. Third parties may attempt to hack into our products or systems and may obtain data relating to patients with our products or our proprietary information. If we fail to maintain or protect our information systems and data integrity effectively, we could lose existing customers, have difficulty preventing, detecting, and controlling fraud, have disputes with customers, physicians, and other health care professionals, have regulatory sanctions or penalties imposed, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. While we have invested in the protection of data and information technology, there can be no assurance that our process of consolidating the number of systems we operate, upgrading and expanding our information systems capabilities, protecting and enhancing our systems and developing new systems keep pace with continuing changes in information processing technology, will be successful or that additional systems issues will not arise in the future. Any significant breakdown, intrusion, interruption, corruption or destruction of these systems could have a material adverse effect on our business.

We could incur significant costs complying with environmental and health and safety requirements, or as a result of liability for contamination or other harm caused by hazardous materials that we use.

Our research and development and manufacturing processes involve the use of hazardous materials. We are subject to federal, state, local and foreign environmental requirements, including regulations governing the use, manufacture, handling, storage and disposal of hazardous materials, discharge to air and water, the cleanup of contamination and occupational health and safety matters. We cannot eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur liability as a result of any contamination or injury. Under some environmental laws and regulations, we could also be held responsible for costs relating to any contamination at our past or present facilities and at third party waste disposal sites where we have sent wastes. These could include costs relating to contamination that did not result from any violation of law, and in some circumstances, contamination that we did not cause. We may incur significant expenses in the future relating to any failure to comply with environmental laws. Any such future expenses or liability could have a significant negative impact on our financial condition. The enactment of stricter laws or regulations, the stricter interpretation of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at our own or third party sites may require us to make additional expenditures, which could be material.

Our substantial level of indebtedness could materially adversely affect our ability to generate sufficient cash to fulfill our obligations under our credit facilities, the notes and any other outstanding indebtedness, our ability to react to changes in our business and our ability to incur additional indebtedness to fund future needs.

We are highly leveraged. As of February 28, 2014, we had total indebtedness of $5,831.7 million (compared to total indebtedness of $5,966.4 million as of May 31, 2013). For more information regarding our existing indebtedness, see “Description of Certain Indebtedness.”

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under such instruments;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, research and development and other purposes;

•	increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness;

•	increase the risk we assess with our counterparties which could affect the fair value of our derivative instruments related to our debt facilities noted above;

•	place us at a competitive disadvantage compared to our competitors that are less highly leveraged and therefore able to take advantage of opportunities that our indebtedness prevents us from exploiting;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

•	limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, research and development, debt service requirements, execution of our business strategy and other corporate purposes.

Restrictions imposed by our indentures, our senior secured credit facilities and our other outstanding indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.

The agreements governing our indebtedness contain various covenants that limit our discretion in the operation of our business and also require us to meet financial maintenance tests and other covenants. The failure to comply with such tests and covenants could have a material adverse effect on us. The agreements governing our indebtedness restrict our and our restricted subsidiaries’ ability, among other things, to:

•	incur additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or indebtedness;

•	make investments, loans, advances and acquisitions;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries;

•	engage in transactions with our affiliates;

•	sell assets, including capital stock of our subsidiaries;

•	consolidate or merge;

•	create liens; and

•	enter into sale and lease-back transactions.

The terms of our senior secured credit facilities also restrict us from conducting any business or operations other than, among others, (i) owning Biomet, (ii) maintaining our legal existence, (iii) performing our obligations with respect to the senior secured credit facilities and the indentures governing the notes, (iv) publicly offering common stock of LVB Acquisition, Inc., (v) financing activities, including the issuance of securities, incurrence of debt, payment of dividends, making contributions to the capital of its subsidiaries and guaranteeing the obligations of its subsidiaries, or (vi) providing indemnification to our officers and directors.

In addition, if borrowing availability under our senior secured revolving credit facilities is less than 10% of the sum of aggregate commitments under our asset-based revolving credit facility and the revolving credit commitments under our cash flow credit facilities at any time, we are required to maintain a fixed charge coverage ratio as of the end of the most recently ended fiscal quarter that must be greater than or equal to 1.00 to 1.00. In the event of a default under any of our senior secured credit facilities, the lenders could elect to declare all amounts outstanding under the agreements governing our senior secured credit facilities to be immediately due and payable. If the indebtedness under our senior secured credit facilities, or our notes were to be accelerated, our assets may not be sufficient to repay such indebtedness in full.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments, may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could limit our ability to incur additional indebtedness. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our senior secured credit facilities and indentures restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

Risks related to Government Regulation of our Products

Our business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.

Our products are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. Overall, there appears to be a trend toward more stringent regulation worldwide, and we do not anticipate this trend to dissipate in the near future.

In general, the development, testing, labeling, manufacturing and marketing of our products are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. The regulatory process requires the expenditure of significant time, effort and expense to bring new products to market. We are also required to implement and maintain stringent reporting, labeling and record keeping procedures. More specifically, in the United States, both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations. Compliance with the FDA’s requirements, including the Quality System regulation, recordkeeping regulations, labeling and promotional requirements and adverse event reporting regulations, is subject to continual review and is monitored rigorously through periodic inspections by the FDA, which may result in observations on Form 483, and in some cases warning letters, that require corrective action or other forms of enforcement.

In addition, the medical device industry also is subject to many complex laws and regulations governing Medicare and Medicaid reimbursement and targeting healthcare fraud and abuse, with these laws and regulations being subject to interpretation. In many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In certain public statements, governmental authorities have taken positions on issues for which little official interpretation was previously available. Some of these positions appear to be inconsistent with common practices within the industry but have not previously been challenged.

Various federal and state agencies have become increasingly vigilant in recent years in their investigation of various business practices. Governmental and regulatory actions against us can result in various actions that could adversely impact our operations, including:

•	the recall or seizure of products;

•	the suspension or revocation of the authority necessary for the production or sale of a product;

•	the suspension of shipments from particular manufacturing facilities;

•	the imposition of fines and penalties;

•	the delay of our ability to introduce new products into the market;

•	the exclusion of our products from being reimbursed by federal and state healthcare programs (such as Medicare, Medicaid, Veterans Administration, or VA, health programs and Civilian Health and Medical Program Uniformed Service, or CHAMPUS; and

•	other civil or criminal sanctions against us.

Any of these actions, in combination or alone, or even a public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In the United States, if the FDA were to conclude that we are not in compliance with applicable laws or regulations or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of payment of such devices, refuse to grant pending premarket approval applications, refuse to provide certificates to foreign governments for exports, and/or require us to notify healthcare professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA may also impose operating restrictions on a company-wide basis, enjoin and restrain certain violations of applicable law pertaining to medical devices and assess civil or criminal penalties against our officers, employees or us. The FDA may also recommend prosecution to the DOJ. Adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our products.

In many of the foreign countries in which we market our products, we are subject to regulations affecting, among other things, clinical efficacy, product standards, packaging requirements, labeling requirements, import/ export restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to our devices and products in these countries, such as the European Medical Devices Directive, are similar to those of the FDA. In addition, in many countries the national health or social security organizations require our products to be qualified before they can be marketed with the benefit of reimbursement eligibility. Failure to receive or delays in the receipt of relevant foreign qualifications also could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As both the U.S. and foreign government regulators have become increasingly stringent, we may be subject to more rigorous regulation by governmental authorities in the future. Our products and operations are also often subject to the rules of industrial standards bodies, such as the International Standards Organization, or ISO. If we fail to adequately address any of these regulations, our business will be harmed.

If we fail to maintain regulatory approvals and clearances, or are unable to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market these products could suffer.

Our products are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or is the subject of an approved premarket approval application, or PMA, unless the device is specifically exempt from those requirements. The FDA will clear marketing of a lower risk medical device through the

510(k) process if the manufacturer demonstrates that the new product is substantially equivalent to other 510(k)-cleared products. High risk devices deemed to pose the greatest risk, such as life-sustaining or life-supporting devices, and devices not deemed substantially equivalent to a previously cleared device, require the approval of a PMA. The PMA process is more costly, lengthy and uncertain than the 510(k) clearance process. A PMA must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use.

Our failure to comply with U.S. federal, state and foreign governmental regulations could lead to the issuance of warning letters or untitled letters, the imposition of injunctions, suspensions or loss of regulatory clearance or approvals, product recalls, termination of distribution, product seizures or civil penalties. In the most extreme cases, criminal sanctions or closure of our manufacturing facility are possible.

Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent and, to the extent we market and sell our products internationally, we may be subject to rigorous international regulation in the future. In these circumstances, we would rely significantly on our foreign independent distributors to comply with the varying regulations, and any failures on their part could result in restrictions on the sale of our products in foreign countries.

Failure to receive clearance or approval for our new products would have an adverse effect on our business.

Modifications to our products may require new regulatory clearances or approvals or may require us to recall or cease marketing our products until clearances or approvals are obtained.

Modifications to our existing products may require new regulatory approvals or clearances, including 510(k) clearances or premarket approvals, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance.

If a manufacturer determines that a modification to an FDA-cleared device could significantly affect its safety or efficacy, or would constitute a major change in its intended use, then the manufacturer must file for a new 510(k) clearance or possibly a PMA. Where we determine that modifications to our products require a new 510(k) clearance or a PMA, we may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. For those products sold in the European Union, we must notify the agency that verified the product complies with relevant standards, if significant changes are made to the products or if there are substantial changes to our quality assurance systems affecting those products. Obtaining clearances and approvals can be a time consuming process, and delays in obtaining required future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

With respect to PMA approved products, a new PMA or PMA supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. Premarket approval supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA, and may not require as extensive clinical data or the convening of an advisory panel.

A manufacturer may determine that a modification does not require a new clearance or approval. However, the FDA can review a manufacturer’s decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. We have made modifications to our products in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing our products as modified, which could require us to redesign our products and harm our operating results. In these circumstances, we may be subject to significant enforcement actions.

Failure to obtain regulatory approval in additional foreign jurisdictions will prevent us from expanding the commercialization of our products abroad.

We currently market, and intend to continue marketing, our products in a number of international markets. Although certain of our products have been approved for commercialization in many global markets, including, among others, the European Union, in order to market our products in other foreign jurisdictions, we must obtain separate regulatory approvals. The approval procedure varies among jurisdictions and can involve substantial additional testing. Approval or clearance by the FDA does not ensure approval by regulatory authorities in other jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign jurisdictions or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. In addition, the time required to obtain foreign approval may differ from that required to obtain FDA approval, and we may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in foreign markets.

Clinical trials necessary to support any future PMA will be expensive and will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Delays or failures in our clinical trials will prevent us from commercializing any modified or new PMA products and will adversely affect our business, operating results and prospects.

Clinical trials are generally required to support a PMA and are sometimes required for 510(k) clearance. Such trials, if conducted in the United States, generally require an investigational device exemption application, or IDE, approved in advance by the FDA for a specified number of patients and study sites, unless the product is deemed an nonsignificant risk device eligible for more abbreviated IDE requirements. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an institutional review board, or IRB, for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we also are required to obtain the patients’ informed consent that complies with FDA requirements, state and federal privacy regulations and human subject protection regulations. We, the FDA or the IRB could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Additionally, we may decide at any time, for business or other reasons, to terminate a study. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the United States. Following completion of a study, we would need to collect, analyze and present the data in an appropriate submission to the FDA, either a 510(k) premarket notification or a PMA. Even if a study is completed and submitted to the FDA, the results of our clinical testing may not demonstrate the safety and efficacy of the device, or may be equivocal or otherwise not be sufficient to obtain approval of our product. In addition, the FDA may perform a bioresearch monitoring inspection of a study and if it finds deficiencies, we will need to expend resources to correct those deficiencies, which may delay clearance or approval or the deficiencies may be so great that FDA could refuse to accept all or part of our data or trigger enforcement action. Indeed, if the FDA were to find that we or our clinical investigators are not operating in compliance with applicable regulations, we could be subject to FDA enforcement action as well as refusal to accept all or part of our data in support our 510(k) or PMA and/or we may need to conduct additional studies.

Conducting successful clinical studies will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators, support staff, and proximity of patients to clinical sites and able to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our products or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products. In addition, patients participating in clinical trials may die before completion of the trial or suffer adverse medical events unrelated to investigational products.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our products.

We do not have the ability to independently conduct our pre-clinical and clinical trials for our products and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

The results of our clinical trials may not support our product candidate claims or may result in the discovery of adverse side effects.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims or that the FDA or foreign authorities will agree with our conclusions regarding them. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a product candidate and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize our product candidates and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

If we or our suppliers fail to comply with ongoing FDA or other foreign regulatory authority requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

The manufacturing processes, reporting requirements, post-approval clinical data and promotional activities for each of our products is subject to continued regulatory review, oversight and periodic inspections by the FDA and other domestic and foreign regulatory bodies. In particular, we and our suppliers are required to comply with FDA’s Quality System Regulations, or QSR, and International Standards Organization, or ISO, regulations for the manufacture of our products and other regulations which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain clearance or approval. Regulatory bodies, such as the FDA, enforce the QSR and other regulations through periodic inspections. For example, from July 29, 2013 through August 2,

2013, the FDA conducted an inspection of our 3i facility in Palm Beach Gardens Florida. A Form 483 was provided to us at the conclusion of the inspection. In the FDA’s most recent Form 483, eight inspectional observations were identified. We submitted a response to the FDA on August 22, 2013, which identified our proposed corrective actions to address the FDA’s observations. We also have met with the agency regarding this response and have provided monthly updates regarding the status of our corrective action plan. Whether the FDA will accept our response is uncertain. If the FDA does not agree with our proposed corrective actions, or accepts them but finds that we have not implemented them adequately, or if we otherwise fail to comply with applicable regulatory requirements, the FDA could initiate an enforcement action, including any of the actions identified below.

The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions

•	customer notifications for repair, replacement, refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;

•	operating restrictions;

•	withdrawing 510(k) clearances on PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

If any of these actions were to occur it would harm our reputation and cause our product sales and profitability to suffer and may prevent us from generating revenue. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements which could result in our failure to produce our products on a timely basis and in the required quantities, if at all. In addition, we may be required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our products, and we must comply with medical device reporting requirements, including the reporting of adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QSR, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

Our products may in the future be subject to product recalls that could harm our reputation, business and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. The FDA requires that certain classifications of recalls be reported to FDA within 10 working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. We have initiated certain voluntary recalls involving products that have been distributed to our customers and may take additional such actions in the future. Though we have reported a majority of these recalls to the FDA, we believe that certain of those recalls did not require notification of the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. Any future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action, detailed above, for failing to report the recalls when they were conducted.

If our products, or malfunction of our products, cause or contribute to a death or a serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA medical device reporting regulations, medical device manufacturers are required to report to the FDA information that a device has or may have caused or contributed to a death or serious injury or has malfunctioned in a way that would likely cause or contribute to death or serious injury if the malfunction of the device or one of our similar devices were to recur. All manufacturers placing medical devices in the market in the European Union are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the relevant regulatory authority in whose jurisdiction the incident occurred. Were this to happen to us, the relevant regulatory authority would file an initial report, and there would then be a further inspection or assessment if there are particular issues. This would be carried out either by the relevant regulatory authority or it could require that the agency that verified the product complies with relevant standards carry out the inspection or assessment.

Any such adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Adverse events involving our products have been reported to us in the past, and we cannot guarantee that they will not occur in the future. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses.

Our promotional materials and training methods regarding surgeons must comply with FDA and other applicable laws and regulations. We believe that the specific surgical procedures and claims for which our products are marketed fall within the scope of their applicable 510(k) clearances or PMA approvals. However, the FDA could disagree and require us to stop promoting our products for specific procedures, uses or claims until we obtain FDA clearance or approval for them. In addition, if the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired.

Legislative or regulatory reforms in the United States and abroad may make it more difficult and costly for us to obtain regulatory approval of our product candidates and to produce, market and distribute our products after approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of future products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be. Such changes could, among other things, require:

•	changes to manufacturing methods;

•	additional studies, including clinical studies;

•	recall, replacement, or discontinuance of one or more of our products;

•	the payment of additional taxes; or

•	additional record keeping.

For example, the FDA recently adopted rules to establish a Unique Device Identification, or UDI, system, which will require that most medical devices distributed in the United States carry a unique device identifier. We expect that adoption of the UDI system will result in significant cost to implement and to maintain compliance. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Each of these would likely entail substantial time and cost and could materially harm our business and our financial results.

Risks Related to our Organization and Structure

If the ownership of our common stock continues to be highly concentrated with our Principal Stockholders, our Principal Stockholders will continue to have substantial control over us and will maintain the ability to control the election of directors and other significant corporate decisions, which will limit or preclude your ability to influence corporate matters and may result in conflicts of interest.

Following the completion of this offering, our Principal Stockholders will together own approximately         % of our outstanding common stock, or         %, if the underwriters’ option to purchase up to              additional shares is fully exercised. As a result, our Principal Stockholders will be able to control the outcome of all matters requiring a stockholder vote, including: the election of directors; approval of mergers or a sale of all or substantially all of our assets; and the amendment of our Amended and Restated Certificate of Incorporation, or Certificate of Incorporation, and our Amended and Restated Bylaws, or Bylaws. Since our Principal

Stockholders will have the ability to control the election of the members of our Board of Directors, our Principal Stockholders will thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payments of dividends, if any, on our common stock and the incurrence of indebtedness. This control may delay, deter or prevent acts that would be favored by our other stockholders, as the interests of our Principal Stockholders may not always coincide with our interests or the interests of our other stockholders. For example, our Principal Stockholders may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering.

Our Principal Stockholders will be able to cause or prevent a change of control of us or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of us. This may have the effect of delaying, preventing or deterring a change in control. This concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal Stockholders” and “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law.”

We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

LVB Acquisition, Inc. is a holding company with nominal net worth. We do not have any assets or conduct any business operations other than our investments in our subsidiaries. Our business operations are conducted primarily out of our direct operating subsidiary, Biomet. As a result, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries, including from Biomet. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us. See “—Risks Related to our Business.” The terms of our credit facilities, our 6.500% senior notes, our 6.500% senior subordinate notes and any other indebtedness of ours may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions, including payments to LVB Acquisition, Inc. by its subsidiaries. For additional information regarding the limitations currently imposed by our credit facilities, 6.500% senior notes and 6.500% senior subordinated notes, see “Description of Certain Indebtedness.” In addition, our subsidiaries, including our direct operating subsidiary, Biomet, are separate and distinct legal entities and have no obligation to make any funds available to us.

We will be a “controlled company” within the meaning of the stock exchange rules and we will qualify for exemptions from certain corporate governance requirements.

Because our Principal Stockholders together will own a majority of our outstanding common stock following the completion of this offering, we will be considered a “controlled company” as that term is set forth in the              rules. Under these rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including:

•	the requirement that a majority of our Board of Directors consist of independent directors;

•	the requirement that our Nominating Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that our Compensation Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

These requirements will not apply to us as long as we remain a “controlled company.”

Certain of our stockholders have the right to engage in the same or similar business as us.

Our Principal Stockholders have other investments and business activities in addition to their ownership of us. Our Principal Stockholders have the right, and have no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If our Principal Stockholders or any of their directors, officers or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates.

In the event that any of our directors or officers who is also a director, officer or employee of our Principal Stockholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, such person will be, to the fullest extent permitted by law, deemed to have fully satisfied his or her fiduciary duties owed to us and will not be liable to us if our Principal Stockholders, individually or collectively, pursue or acquire the corporate opportunity or do not present the corporate opportunity to us so long as such knowledge was not acquired solely as the result of an express, written offer to such person his or her capacity as our director or officer and such person acts in good faith.

Risks Related to this Offering

An active trading market for our common stock may never develop or be sustained, which could impede your ability to sell your shares.

Although our common stock will have been approved for listing on the             , an active trading market for our common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not sustained, the liquidity of our common stock, your ability to sell your shares of common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected.

The market price of our common stock may fluctuate significantly following the offering, our common stock may trade at prices below the initial public offering price, and you could lose all or part of your investment as a result.

The initial public offering price of our common stock will be determined by negotiation between us and the representatives of the underwriters based on a number of factors as further described under “Underwriting (Conflicts of Interest)” and may not be indicative of prices that will prevail in the open market following completion of this offering. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business” and the following, some of which are beyond our control:

•	quarterly variations in our results of operations;

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	strategic actions by us or our competitors;

•	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	changes in business or regulatory conditions;

•	investor perceptions or the investment opportunity associated with our common stock relative to other investment alternatives;

•	changes in market valuations of similar companies;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock after this offering;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	changes in accounting principles;

•	announcements by third parties or governmental entities of significant claims or proceedings against us;

•	new laws and governmental regulations applicable to the healthcare industry, including the Patient Protection and Affordable Health Care Act (P.L. 111-148) and the Health Care and Education Reconciliation Act (P.L. 111-152);

•	a default under the agreements governing our indebtedness;

•	any increased indebtedness we may incur in the future;

•	additions or departures of key management personnel;

•	future sales of our common stock by us, directors, executives and significant stockholders;

•	changes in domestic and international economic and political conditions and regionally in our markets; and

•	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market has recently experienced volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at a price significantly below the initial public offering price.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to increase further our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing and/or cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Capital Stock.”

The future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise will dilute all other stockholdings and could negatively affect the market price of our common stock.

After this offering, assuming the underwriters exercise their option to purchase additional shares in full, we will have an aggregate of              shares of common stock authorized but unissued and not reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. We also intend to continue to evaluate acquisition opportunities and may issue common stock in connection with these acquisitions. Any common stock issued under our incentive plans, acquisitions, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase common stock in this offering.

You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

Prior investors have paid substantially less per share of our common stock than the price in this offering. The initial public offering price of our common stock is substantially higher than the net tangible book deficit per share of our outstanding common stock prior to completion of the offering. Based on our historical adjusted net tangible book deficit per share as of              of $             and upon the issuance and sale of              shares of common stock by us at an assumed initial public offering price of $             per share (the midpoint of the price range indicated on the cover of this prospectus), if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $             per share in net tangible book value, representing the difference between our pro forma net tangible book deficit per share after giving effect to this offering and the assumed initial public offering price per share. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of our common stock.

If we or our existing investors sell additional shares of our common stock after this offering, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the completion of this offering, we will have             shares of common stock outstanding,              shares if the underwriters’ option to purchase additional shares of our common stock is exercised in full.

Of these outstanding shares of common stock, we expect all of the shares of common stock sold in this offering will be freely tradable in the public market. We expect              shares of common stock, or shares if the underwriters’ option to purchase additional shares of our common stock is exercised in full, will be restricted securities as defined in Rule 144 under the Securities Act, or Rule 144, and may be sold by the holders into the public market from time to time in accordance with and subject to limitation on sales by affiliates under Rule 144.

We, our directors, our executive officers and our Principal Stockholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for              days after the date of this prospectus without first obtaining the written consent of                                                      .

Under our registration rights agreement, our Principal Stockholders and certain of our other stockholders have the right, under certain circumstances, to require us to register their shares of common stock under the Securities Act for sale into the public markets. See the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a more detailed description of the registration rights. Upon the completion of this offering, we will have              shares of our common stock outstanding, approximately             shares issuable upon the exercise of outstanding vested stock options under our equity incentive plans, approximately             million shares subject to outstanding unvested stock options and restricted stock units under our equity incentive plans, and approximately             million shares reserved for future grant under our equity incentive plans. Shares acquired upon the exercise of vested options or vesting of restricted stock units under our equity incentive plans may be sold by holders into the public market from time to time, in accordance with and subject to limitation on sales by affiliates under Rule 144. Sales of a substantial number of shares of our common stock following the vesting of outstanding equity awards could cause the market price of our shares of common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. While our debt securities are covered by securities and industry analysts, we do not currently have and may never obtain research coverage of our common stock by securities and industry analysts. If no securities or industry analysts commence coverage of our common stock, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

We do not expect to pay dividends on our common stock in the foreseeable future.

The terms of certain of our and our subsidiaries’ outstanding indebtedness substantially restrict our ability to pay dividends. See “Description of Certain Indebtedness.” These agreements governing the current and future indebtedness of ours or our subsidiaries may not permit us to make significant dividend payments or distributions to our stockholders. Accordingly, the restrictions above would limit our ability to make dividend payments to our stockholders, and investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, cash flows, capital requirements, any contractual restrictions and other considerations our Board of Directors deems relevant. See “Dividend Policy.”

Investors seeking cash dividends should not purchase our common stock. You may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. These statements can be identified by the fact that they do not relate strictly to historical or current fact, and you can often identify these forward-looking statements by the use of forward-looking words such as “believe,” “could,” “expect,” “forecast,” “intend,” “may,” “anticipate,” “plan,” “predict,” “possibly,” “project,” “potential,” “estimate,” “should,” “will,” “continue,” “seek,” “approximately,” “target,” “contemplate” or similar expressions. These statements include, but are not limited to, statements related to:

•	the timing and number of planned new product introductions;

•	the effect of anticipated changes in the size, health and activities of the population or on the demand for our products;

•	assumptions and estimates regarding the size and growth of certain market categories;

•	our ability and intent to expand in key international markets;

•	the timing and anticipated outcome of clinical studies;

•	assumptions concerning anticipated product developments and emerging technologies;

•	the future availability of raw materials;

•	the anticipated adequacy of our capital resources to meet the needs of our business;

•	our continued investment in new products and technologies;

•	the ultimate marketability of products currently being developed;

•	our ability to successfully implement new technologies and transition certain manufacturing operations, including transitions to China;

•	our ability to manage working capital and generate adequate cash flows to service outstanding debt;

•	our ability to sustain sales and earnings growth;

•	our success in achieving timely approval or clearance of our products with domestic and foreign regulatory entities;

•	our success in implementing our operational improvement programs;

•	the stability of certain foreign economic markets;

•	the effect of foreign currency fluctuations on our results;

•	the impact of anticipated changes in the musculoskeletal industry and our ability to react to and capitalize on those changes;

•	our ability to successfully implement desired organizational changes;

•	the impact of our managerial changes;

•	our ability to take advantage of technological advancements.

•	our reliance on our private equity stockholders;

•	our $5,831.7 million of total indebtedness outstanding as of February 28, 2014, and our ability to incur additional indebtedness in the future;

•	our inability to generate sufficient cash in order to meet our debt service obligations;

•	the fact that we are a “controlled company” within the meaning of rules and as a result, our stockholders will not have certain corporate governance protections concerning the independence of our Board of Directors and certain board committees that would otherwise apply to us; and

•	the fact that our Principal Stockholders will retain significant influence over us and key decisions about our business following the offering that could limit other stockholders’ ability to influence the outcome of matters submitted to stockholders for a vote.

Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, our Principal Stockholders, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. You should not place undue reliance on any forward-looking statement and should consider the following factors, as well as the factors discussed elsewhere in this prospectus, including under “Risk Factors”. We believe that these factors include:

•	changes in general economic conditions and interest rates;

•	changes in the availability of capital and financing sources;

•	changes in competitive conditions and prices in our markets;

•	changes to the regulatory environment for our products, including national health care reform;

•	the effects of incurring or having incurred a substantial amount of indebtedness under our 6.500% senior notes, 6.500% senior subordinated notes and senior secured credit facilities;

•	the effects upon us of complying with the covenants contained in our senior secured credit facilities and the indentures governing our 6.500% senior notes and 6.500% senior subordinated notes;

•	restrictions that the terms and conditions of indentures governing our 6.500% senior notes and 6.500% senior subordinated notes and our senior secured credit facilities may place on our ability to respond to changes in our business or take certain actions;

•	changes in the relationship between supply of and demand for our products;

•	fluctuations in costs of raw materials and labor;

•	the effect of foreign currency fluctuations on our results;

•	changes in other significant operating expenses;

•	decreases in sales of our principal product lines;

•	slowdowns or inefficiencies in our product research and development efforts;

•	increases in expenditures related to increased government regulation of our business;

•	developments adversely affecting our sales activities inside or outside the United States;

•	decreases in reimbursement levels by our customers, including certain of our foreign government customers that are experiencing financial distress;

•	differences in transitioning certain manufacturing operations to China and other locations;

•	challenges in effectively implementing restructuring and cost saving initiatives;

•	increases in cost-containment efforts from managed care organizations and other third-party payors;

•	loss of our key management and other personnel or inability to attract such management and other personnel;

•	increases in costs of retaining existing independent sales agents of our products;

•	potential future goodwill and/or intangible impairment charges;

•	inability to obtain, protect or enforce our intellectual property rights;

•	unanticipated expenditures related to litigation; and

•	failure to comply with the terms of the DPA.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of              shares of common stock offered by us will be approximately $              or approximately $              if the underwriters exercise their option to purchase additional shares in full (in each case, at an assumed initial public offering price of $              per share of common stock, the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us of approximately $              or approximately $              if the underwriters exercise their option to purchase additional shares in full.

We intend to use the net proceeds from this offering as follows:

•	approximately $680 million to redeem $639 million aggregate principal amount of our 6.500% senior notes and to pay the associated redemption price of 106.500% of the aggregate principal amount to be redeemed; and
•	approximately $ to reduce outstanding indebtedness (which may include repayments, redemptions or repurchases of our 6.500% senior subordinated notes and repayments under our senior secured credit facilities).

The 6.500% senior notes accrue cash interest at the rate of 6.500% per year and mature on August 8, 2020.

By establishing a public market for our common stock, this offering is also intended to facilitate our future access to public markets.

A $1 increase (decrease) in the assumed initial public offering price (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) our estimated net proceeds from this offering by $            , assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a change in the number of shares of common stock we sell would increase or decrease our net proceeds. We believe that our intended use of proceeds would not be affected by changes in either our initial public offering price or the number of shares of common stock we sell.

DIVIDEND POLICY

We are currently restricted in our ability to pay dividends under various covenants of our debt agreements, including our credit facilities and the indentures governing the notes issued by Biomet and did not declare or pay any dividends to our shareholders during the nine months ended February 28, 2014 or the fiscal years ended May 31, 2013, 2012 and 2011.

We do not expect for the foreseeable future to pay dividends on our common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, cash flows, capital requirements, any contractual restrictions and any other considerations our Board of Directors deems relevant.

See “Risk Factors—Risks Related to this Offering—We do not expect to pay dividends on our common stock in the foreseeable future.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of February 28, 2014:

1.	on an actual basis; and

2.	on an as adjusted basis to reflect:

•	the sale of shares of our common stock offered in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses; and

•	the application of the net proceeds from this offering as described under the heading “Use of Proceeds.”

You should read the following table in conjunction with the sections titled “Summary—Summary Historical Consolidated Financial and Operating Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our financial statements and related notes included elsewhere in this prospectus.

	February 28, 2014
(in millions)	Actual	Pro Forma As Adjusted
Cash and cash equivalents	$212.4	$

Long-term debt:
Senior Secured Credit Facility	$3,070.6	$
Asset-based Revolving Credit Facility(1)	100.0
Cash Flow Revolving Credit Facility (USD)(2)	—
Cash Flow Revolving Credit Facility (USD/EUR)(3)	—
6.500% Senior Notes	1,825.0
6.500% Senior Subordinated Notes	800.0
China Facility(4)	2.3
Bond Premium	33.8

Total long-term debt	$5,831.7	$
Stockholders’ equity:
Common stock (par value $0.01 per share, shares of common stock authorized and shares of common stock issued and outstanding at February 28, 2014)(5)(6)	5.5
Additional paid-in capital	5,676.2
Accumulated other comprehensive income	42.1
Accumulated deficit	(3,722.9)

Total stockholders’ equity	2,000.9

Total capitalization	$7,832.6	$

(1)	At February 28, 2014, we had $348.1 million of unused borrowing availability under this facility.
(2)	At February 28, 2014, we had $165.0 million of unused borrowing availability under this facility.
(3)	At February 28, 2014, we had $165.0 million of unused borrowing availability under this facility.
(4)	At February 28, 2014, we had $17.7 million of unused borrowing availability under this facility.
(5)	At February 28, 2014, 10 million shares of preferred stock were authorized and no shares of preferred stock were issued and outstanding. See “Description of Capital Stock—Preferred Stock.”
(6)	Upon completion of the offering, we intend to grant restricted shares (the “Restricted Share Grants”) with a grant date fair value of approximately $7,000,000 in the aggregate to approximately 7,000 of our employees (not including any executive officers), subject to local law, pursuant to our 2014 Omnibus Equity Incentive Plan. The specific terms and conditions of the Restricted Share Grants have not been finalized.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the net tangible book value per share attributable to the existing equity holders. Net tangible book value per share represents the amount of temporary equity and stockholders’ equity excluding intangible assets, divided by the number of shares of common stock outstanding at that date.

Our historical net tangible book value as of              was $              million, or approximately $              per share of common stock (assuming              shares of common stock outstanding).

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. Investors participating in this offering will incur immediate and substantial dilution. After giving effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $              per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting the estimated underwriting discounts and commissions and offering expenses, our pro forma net tangible book value as of              would have been approximately $              or approximately $              per share. This amount represents an immediate increase in pro forma net tangible book value of $              per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $              per share to purchasers of common stock in this offering, as illustrated in the following table.

Assumed initial public offering price per share
Historical net tangible book value per share as of
Increase per share attributable to new investors

Pro forma net tangible book value per share after giving effect to this offering

Dilution in pro forma net tangible book value per share to new investors

A $1 increase or decrease in the assumed initial public offering price of $              per share would increase or decrease, as applicable, our pro forma net tangible book value by approximately $              or approximately $              per share, and the dilution in the pro forma net tangible book value per share to investors in this offering by approximately $              per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. This pro forma information is illustrative only, and following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes, as of             , on the pro forma basis described above, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid, and the average price per share of our common stock paid by existing stockholders. The calculation with respect to shares purchased by new investors in this offering reflects the issuance of             shares of our common stock in this offering at an assumed initial public offering price of $              per share, the midpoint of the range set forth on the cover of this prospectus, before deducting the estimated underwriting discounts and commissions and offering expenses.

	Shares Purchased		Total Consideration		Average Price Per
	Number	Percent	Amount	Percent	Share
(in millions)
Existing Stockholders
New investors in this offering
Total

If the underwriters exercise their option to purchase additional shares in full, the number of shares of common stock held by new investors will increase to              , or             percent, of the total number of shares of our common stock outstanding after this offering.

The discussion and table above do not take into account an aggregate of 38,520,000 shares of common stock reserved for future issuance under our 2007 Management Equity Incentive Plan, as may be amended from time to time,              of which remain available for grant, 14,000,000 shares of common stock reserved for future issuance under our 2012 Restricted Stock Unit Plan, as may be amended from time to time,              of which remain available for grant and 50,000,000 shares of common stock reserved for future issuance under our 2014 Omnibus Equity Incentive Compensation Plan (which plan will become effective upon consummation of this offering).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables summarize our historical consolidated financial and other data for our business for the periods presented. You should read this summary of financial and other data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our financial statements and the related notes, all included elsewhere in this prospectus.

The summary consolidated statement of operations data for the years ended May 31, 2013, May 31, 2012 and May 31, 2011 and the summary consolidated balance sheet data as of May 31, 2013 and May 31, 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the years ended May 31, 2010 and May 31, 2009 and the summary consolidated balance sheet data as of May 31, 2011 and May 31, 2010 have been derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated statement of operations data for the combined period ended May 31, 2008 (includes the predecessor period from June 1, 2007 to July 11, 2007 and the successor period from July 12, 2007 to May 31, 2008) and the year ended May 31, 2007 have been derived from our unaudited consolidated financial statements. The predecessor period, which includes the year ended May 31, 2007, is not comparable to the successor periods presented due to a new basis of accounting on July 12, 2007. The summary consolidated balance sheet data as of May 31, 2009, May 31, 2008 and the predecessor dated as of May 31, 2007 have been derived from our unaudited consolidated financial statements. The summary consolidated statement of operations data for the nine months ended February 28, 2014 and February 28, 2013 and the summary consolidated balance sheet data as of February 28, 2014 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements included herein include all adjustments (consisting of normal recurring accruals) necessary to state fairly the information set forth herein. Our historical results are not necessarily indicative of the results to be expected in the future, and the results for the nine months ended February 28, 2014 are not necessarily indicative of the results to be expected for the full year.

Statement of Operations Data

	Nine Months Ended February 28,		Fiscal Year Ended May 31,					(Unaudited) Combined Period Ended May 31, 2008	(Unaudited) Predecessor Period Fiscal Year Ended May 31, 2007
(in millions)	2014	2013(1)	2013(1)	2012(1)	2011(1)	2010(1)	2009(1)
Net sales	$2,378.9	$2,269.0	$3,052.9	$2,838.1	$2,732.2	$2,698.0	$2,504.1	$2,383.3	$2,107.4
Cost of sales	790.0	646.7	873.4	775.5	724.2	709.9	725.5	830.5	642.3

Gross profit	1,588.9	1,622.3	2,179.5	2,062.6	2,008.0	1,988.1	1,778.6	1,552.8	1,465.1
Selling, general and administrative expense	1,020.1	976.0	1,312.5	1,172.2	1,156.2	1,152.3	1,106.5	1,378.3	881.1
Research and development expense	121.4	107.2	150.3	126.8	119.4	106.6	93.5	116.2	85.6
In-process research and development	—	—	—	—	—	—	—	479.0	—
Amortization	237.2	230.2	313.8	327.2	367.9	372.6	375.8	329.8	8.8
Goodwill impairment charge	—	233.0	473.0	291.9	422.8	—	495.6	—	—
Intangible assets impairment charge	—	101.1	94.4	237.9	518.6	—	55.5	—	—

Operating income (loss)	210.2	(25.2)	(164.5)	(93.4)	(576.9)	356.6	(348.3)	(750.5)	489.6
Interest expense	274.4	310.8	398.8	479.8	498.9	516.4	550.3	516.6	9.3
Other (income) expense	5.4	172.4	177.8	17.6	(11.2)	(18.1)	21.8	9.1	(21.3)

Income (loss) before income taxes	(69.6)	(508.4)	(741.1)	(590.8)	(1,064.6)	(141.7)	(920.4)	(1,276.2)	501.6
Provision benefit from income taxes	(39.7)	(106.2)	(117.7)	(132.0)	(214.8)	(94.1)	(171.2)	(257.4)	165.7

Net income (loss)	$(29.9)	$(402.2)	$(623.4)	$(458.8)	$(849.8)	$(47.6)	$(749.2)	$(1,018.8)	$335.9

Earnings (Loss) Per Share

	Nine Months Ended February 28,		Fiscal Year Ended May 31,
(shares in millions)	2014	2013	2013	2012	2011	2010	2009
Earnings (loss) per share—basic(2)	$(0.05)	$(0.73)	$(1.13)	$(0.83)	$(1.54)	$(0.09)	$(1.36)
Earnings (loss) per share—diluted(2)	$(0.05)	$(0.73)	$(1.13)	$(0.83)	$(1.54)	$(0.09)	$(1.36)
Weighted average shares—basic	551.9	551.8	551.8	551.9	552.1	552.4	552.3
Weighted average shares—diluted	551.9	551.8	551.8	551.9	552.1	552.4	552.3

Balance Sheet Data

						(Unaudited)	(Unaudited)	(Unaudited)
								Predecessor
(in millions)	February 28, 2014	May 31, 2013	May 31, 2012	May 31, 2011	May 31, 2010	May 31, 2009	May 31, 2008	May 31, 2007
Cash and cash equivalents	$212.4	$355.6	$492.4	$327.8	$189.1	$215.6	$127.6	$105.1
Current assets less current liabilities	1,121.9	1,208.5	1,200.8	1,079.0	786.5	756.9	785.2	1,105.9
Total assets	9,696.8	9,794.7	10,420.4	11,357.0	11,969.0	12,600.9	13,781.8	2,457.9
Total debt	5,831.7	5,966.4	5,827.8	6,020.3	5,896.5	6,212.7	6,300.8	81.8
Shareholder’s equity	2,000.9	1,968.6	2,682.1	3,175.1	3,733.5	3,840.3	4,836.3	2,049.2

Summary of Cash Flow Data

							(Unaudited)	(Unaudited)	(Unaudited)
	Nine Months Ended February 28,		Fiscal Year Ended May 31,				Fiscal Year Ended May 31,	Combined Period Ended May 31,	Predecessor Period Fiscal Year Ended May 31,
(in millions)	2014	2013	2013	2012	2011	2010	2009	2008	2007
Net cash provided by (used in):
Operating activities	$325.6	$273.8	$468.5	$377.3	$380.1	$321.5	$243.8	$248.3	$439.8
Investing activities	(308.9)	(433.8)	(488.6)	(144.0)	(205.0)	(182.0)	(194.9)	(11,710.8)	(213.7)
Financing activities	(164.6)	(130.9)	(134.7)	(38.1)	(51.4)	(159.9)	42.5	11,482.9	(251.3)

Other Financial Data
							(Unaudited)	(Unaudited)	(Unaudited)
	Nine Months Ended February 28,		Fiscal Year Ended May 31,				Fiscal Year Ended May 31,	Combined Period Ended May 31,	Predecessor Period Fiscal Year Ended May 31,
(in millions)	2014	2013	2013	2012	2011	2010	2009	2008	2007
Depreciation and amortization	$378.4	$364.8	$495.4	$509.4	$549.0	$547.6	$537.7	$470.3	$97.0
Capital expenditures	158.8	149.7	204.0	179.3	174.0	186.4	185.0	189.9	142.5
Adjusted EBITDA(3)	791.3	769.9	1,036.3	997.5	1,008.9	995.7	870.7	794.0	740.4
Adjusted net income(3)	302.4	241.9	340.7	241.6	197.3	227.4	136.7	91.2	419.9

(1)	Certain amounts have been reclassified to conform to the current presentation. See Note 1 to our audited consolidated and unaudited condensed consolidated financial statements included elsewhere in this prospectus for a description of the reclassification.
(2)

Basic earnings per common share amounts are calculated using the weighted average number of common shares outstanding for the period. Diluted earnings per common share amounts are calculated using the weighted average number of common shares outstanding for the period and include the dilutive impact of stock options using the treasury stock method. Diluted earnings per common share excludes the impact of any restricted stock units as a liquidity event is required for both the time and performance restricted stock units to vest. As of February 28, 2014, 2.5 million time-based shares were available to vest upon a liquidity event, and 3.5 million performance-based restricted shares were available to vest as of February 28, 2014 upon occurrence of a liquidity event and achievement of certain investment return metrics as detailed in the 2012 Restricted Stock Unit Plan. See “Executive Compensation” and Note 12 to our audited consolidated financial statements included elsewhere in this prospectus.
(3)	We have included certain non-GAAP financial measures including Adjusted EBITDA and Adjusted net income, each as defined below, that differ from financial measures calculated in accordance with U.S. generally accepted accounting principles, or GAAP. These non-GAAP financial measures may not be comparable to similar measures reported by other companies and should be considered in addition to, and not as a substitute for, or superior to, other measures prepared in accordance with GAAP. Management exercises judgment in determining which types of charges or other items should be excluded from non-GAAP financial measures. Management uses this non-GAAP information internally to evaluate the performance of the core operations, establish operational goals and forecasts that are used in allocating resources and to evaluate our performance period-over-period. Additionally, our management is evaluated on the basis of some of these non-GAAP financial measures when determining achievement of their incentive compensation performance targets. We believe that our disclosure of these non-GAAP financial measures provides investors greater transparency to the information used by Biomet management for its financial and operational decision-making and enables investors to better understand our period-to-period operating performance. We also believe Adjusted EBITDA and Adjusted net income are widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, tax jurisdictions, capital structures and the methods by which assets were acquired.

We define “Adjusted EBITDA” to mean earnings before interest, taxes, depreciation and amortization, as adjusted for certain expenses. We define “Adjusted net income” to mean earnings as adjusted for certain expenses. The term “as adjusted,” a non-GAAP financial measure, refers to financial performance measures that exclude certain income statement line items, such as interest, taxes, depreciation or amortization, and/or exclude certain expenses, such as certain litigation expenses, acquisition expenses, operational restructuring charges, advisory fees paid to the Principal Stockholders, asset impairment charges, losses on extinguishment of debt, purchase accounting costs, losses on swap liabilities and other related charges. In “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Disclosures,” we provide further information about our calculation of Adjusted EBITDA and Adjusted net income, as well as information about where these expenses are reflected in the line items of our income statement prepared in accordance with GAAP.

Adjusted EBITDA and Adjusted net income do not represent, and should not be a substitute for, net income or cash flows from operations as determined in accordance with GAAP. Adjusted EBITDA and Adjusted net income have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:

•	Adjusted EBITDA and Adjusted net income do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA and Adjusted net income do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	several of the adjustments that we use in calculating Adjusted EBITDA and Adjusted net income, such as asset impairment charges, while not involving cash expense, do have a negative impact on the value our assets as reflected in our consolidated balance sheet prepared in accordance with GAAP.

Adjusted EBITDA, as calculated below, differs from adjusted EBITDA as calculated for purposes of compliance with our senior secured credit facilities.

Reconciliations of historical net income (loss) to Adjusted EBITDA and Adjusted net income are set forth in the following table:

	Nine Months Ended February 28,		Fiscal Year Ended May 31,					Combined Period Ended May 31, 2008	Predecessor Period Fiscal Year Ended May 31, 2007
(in millions)	2014	2013	2013	2012	2011	2010	2009
Adjusted EBITDA:
Net income (loss), as reported	$(29.9)	$(402.2)	$(623.4)	$(458.8)	$(849.8)	$(47.6)	$(749.2)	$(1,018.8)	$335.9
Plus (minus):
Interest expense	274.4	310.8	398.8	479.8	498.9	516.4	550.3	516.6	9.3
Provision (benefit) from income taxes	(39.7)	(106.2)	(117.7)	(132.0)	(214.8)	(94.1)	(171.2)	(257.4)	165.7
Depreciation and amortization	378.4	364.8	495.4	509.4	549.0	547.6	537.7	470.3	97.0
Special items, before amortization and depreciation from purchase accounting, interest and tax(a)	208.1	602.7	883.2	599.1	1,025.6	73.4	703.1	1,083.3	132.5

Adjusted EBITDA	$791.3	$769.9	$1,036.3	$997.5	$1,008.9	$995.7	$870.7	$794.0	$740.4

Adjusted net income:
Net income (loss), as reported	$(29.9)	$(402.2)	$(623.4)	$(458.8)	$(849.8)	$(47.6)	$(749.2)	$(1,018.8)	$335.9
Plus:
Special items, after tax(b)	332.3	644.1	964.1	700.4	1,047.1	275.0	885.9	1,110.0	84.0

Adjusted net income	$302.4	$241.9	$340.7	$241.6	$197.3	$227.4	$136.7	$91.2	$419.9

(a)	A reconciliation of special items, before amortization and depreciation from purchase accounting, interest and tax is as follows:

	Nine Months Ended February 28,		Fiscal Year Ended May 31,					Combined Period Ended May 31, 2008	Predecessor Period Fiscal Year Ended May 31, 2007
(in millions)	2014	2013	2013	2012	2011	2010	2009
Special items
Distributor agreements(1)	$—	$—	$—	$—	$—	$—	$2.0	$41.7	$39.2
Certain litigation expenses(2)	122.5	32.4	57.9	8.6	12.5	10.7	82.1	38.7	22.8
Acquisition expenses(3)	19.9	11.8	16.7	4.6	—	—	—	953.2	—
Operational restructuring(4)	50.9	45.1	59.1	45.8	61.6	43.3	58.7	41.3	70.5
Principal Stockholders fee(5)	8.2	8.2	11.0	10.3	10.1	10.1	9.2	8.4	—
Asset impairment(6)	—	334.1	567.4	529.8	941.4	—	551.1	—	—
Loss on extinguishment of debt(7)	6.6	171.1	171.1	—	—	—	—	—	—
Greece bad debt expense(8)	—	—	—	—	—	9.3	—	—	—

Special items, before amortization and depreciation from purchase accounting, interest and tax	$208.1	$602.7	$883.2	$599.1	$1,025.6	$73.4	$703.1	$1,083.3	$132.5

(b)	A reconciliation of special items, after tax is as follows:

	Nine Months Ended February 28,		Fiscal Year Ended May 31,					Combined Period Ended 2008	Predecessor 2007
(in millions)	2014	2013	2013	2012	2011	2010	2009
Special items, before amortization and depreciation from purchase accounting, interest and tax	$208.1	$602.7	$883.2	$599.1	$1,025.6	$73.4	$703.1	$1,083.3	$132.5
Amortization and depreciation from purchase accounting(9)	227.5	219.4	299.6	325.6	376.3	386.2	392.8	343.9	—
Loss on swap liability(l0)	21.8	—	—	—	—	—	—	—	—
Tax effect(11)	(125.1)	(178.0)	(218.7)	(224.3)	(354.8)	(184.6)	(210.0)	(317.2)	(48.5)

Special items, after tax	$332.3	$644.1	$964.1	$700.4	$1,047.1	$275.0	$885.9	$1,110.0	$84.0

(1)	Payments to distributors that are not in the ordinary course of business are excluded in non-GAAP measures as they are not reflective of our ongoing operational performance. We further believe the exclusion of this information in the applicable non-GAAP financial measure is useful to investors in that it provides period-over-period comparability.
(2)	Certain litigation, including expenses, settlements and adjustments to reserves during the year, including the metal-on-metal hip products litigation described in “Business—Legal Matters,” that we believe are not reflective of our ongoing operational performance are excluded from non-GAAP financial measures. We incur legal and settlement expenses in the ordinary course of our business, but we believe the items included in this line are unusual either in amount or subject matter. We believe this information is useful to investors in that it aids period-over-period comparability.
(3)	We exclude acquisition-related expenses for the 2012 Trauma Acquisition, 2013 Spine Acquisition and 2007 Acquisition from non-GAAP financial measures that are not reflective of our ongoing operational performance.
(4)	Operational restructuring charges relate principally to employee severance, facility consolidation costs and building impairments resulting from the closure of facilities. Operational restructuring charges include abnormal manufacturing variances related to temporary redundant overhead costs within our plant network as we continue to rationalize and move production to our larger operating locations in order to increase manufacturing efficiency. Operational restructuring also includes consulting expenses related to operational initiatives and other related costs. Operational restructuring also includes product rationalization charges to increase efficiencies among our products and reduce product overlap, including steps we take to integrate products we acquire. Operational restructuring also includes the loss on the divestiture of our bracing business in fiscal year 2013. We exclude these costs from non-GAAP financial measures primarily because they are not reflective of ongoing operating results, and they are not used by management to assess ongoing operational performance. We believe this information is useful to investors in that it provides period-over-period comparability.
(5)

Upon completion of the 2007 Acquisition, we entered into a management services agreement with certain affiliates of our Principal Stockholders, pursuant to which such affiliates of our Principal Stockholders or their successors, assigns, affiliates, officers, employees, and/or representatives and third parties (collectively, the “Managers”) provide management, advisory, and consulting services to us. Pursuant to such agreement, our Principal Stockholders receive a quarterly monitoring fee equal to 1% of our quarterly Adjusted EBITDA (as defined by our senior secured credit facilities) as compensation for the services rendered and reimbursement for out-of-pocket expenses incurred by the Managers in connection with the agreement. We exclude these costs from non-GAAP financial measures primarily because they are not reflective of ongoing operating results and they are not used by management to assess ongoing operational performance. In addition, we have excluded these costs from non-GAAP financial measures because the management services agreement will terminate in connection with the completion of this offering. We believe this information is useful to investors in that it provides period-over-period comparability.
(6)	Non-cash asset impairment charges are excluded from non-GAAP financial measures because they are not reflective of our ongoing operational performance or liquidity.

•	During the nine months ended February 28, 2013, we recorded a $233.0 million goodwill impairment charge and a $101.1 million definite and indefinite-lived intangible asset impairment charge associated with our dental reconstructive reporting unit.

•	During fiscal year 2013, we recorded a $473.0 million goodwill impairment charge and a $94.4 million definite and indefinite-lived intangible asset impairment charge associated with our dental reconstructive and Europe reporting units.

•	During fiscal year 2012, we recorded a $291.9 million goodwill impairment charge and a $237.9 million definite and indefinite-lived intangible asset impairment charge primarily associated with our dental reconstructive and spine and bone healing reporting units.

•	During fiscal year 2011, we recorded a $422.8 million goodwill impairment charge and a $518.6 million definite and indefinite-lived intangible asset impairment charge primarily associated with our Europe reporting unit.

•	During fiscal year 2009, we recorded a $495.6 million goodwill impairment charge and a $55.5 million definite and indefinite-lived intangible asset impairment charge primarily associated with our dental reconstructive reporting unit.

We believe this information is useful to investors in that it provides period-over-period comparability.
(7)	Loss on extinguishment of debt charges include write off of deferred financing fees, dealer manager fees and tender/call premium on retirement of bonds. We exclude these charges from non-GAAP measures because they are not reflective of our ongoing operational performance or liquidity. We believe this information is useful to investors in that it provides period-over-period comparability.
(8)	This charge is related to the proposal the Greek government announced on June 15, 2010 to settle its outstanding debts from 2007 through 2009 primarily by issuing zero-coupon bonds. We exclude this charge from non-GAAP measures primarily because it is not reflective of the ongoing operating results. We believe this information is useful to investors in that it provides period-over-period comparability.
(9)	Amortization and depreciation from purchase accounting adjustments that is related to the 2007 Acquisition, 2012 Trauma Acquisition and 2013 Spine Acquisition, are excluded from non-GAAP financial measures. These amortization amounts represent the additional amortization expenses in each period attributable to the step-up of amortizable assets to fair value due to the application of purchase accounting in the 2012 Trauma Acquisition and 2013 Spine Acquisition. We believe this information is useful to investors in that it provides period-over-period comparability. Further, these amounts are not used by management to assess ongoing operational performance.
(10)	Loss on swap liability charges include a one-time charge to interest expense related to the termination of our euro-denominated term loans. We believe this information is useful to investors in that it provides period-over-period comparability.
(11)	Tax effect is calculated based upon the tax rates applicable to the jurisdictions where the special items were incurred.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes thereto and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those contained in forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus. Unless the context otherwise indicates or requires, the terms the “Company,” “we,” “us,” and “our” refer to LVB Acquisition, Inc. and its consolidated affiliates and its consolidated subsidiaries. In addition, unless the context otherwise indicates or requires, the term “Biomet” refers to Biomet, Inc., our direct operating subsidiary.

Executive Overview

We are one of the largest orthopedic medical device companies in the world, with operations in more than 50 locations and distribution in more than 90 countries. We design, manufacture and market surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists

We have grown to nearly 9,000 employees and generated more than $3.0 billion of net sales in our most recent fiscal year. In recent years, we have built on our core competencies in hip and knee products by expanding our business in higher-growth categories, such as sports medicine, extremities and trauma, and in our higher-growth International markets. We operate globally in markets that we estimate collectively exceed $40 billion in annual sales.

Opportunities and Challenges

We believe that growth opportunities exist in the global orthopedics market as a result of favorable demographics in major markets and underserved needs for musculoskeletal care in certain underpenetrated regions, including both developed and emerging markets. As the baby boomer population ages and life expectancy increases, the elderly will represent a higher percentage of the overall population. Many conditions that require orthopedic surgery affect people in middle age or later in life, which is expected to drive growth in procedural volumes. According to U.S. Census Bureau “2012 National Population Projections”, the U.S. population aged 65 and over is expected to grow more than four times the average rate of population growth from 47.7 million and 14.8% of the population in 2015 to 72.8 million and 20.3% of the population in 2030. We also believe there are considerable opportunities for global expansion as healthcare spending increases in international markets, which accounted for more than 40% of the global orthopedic market in 2012. We plan to strengthen our position in under-penetrated regions, and we believe significant orthopedic opportunities exist, as most people will need musculoskeletal care throughout their lives.

Our results of operations could be substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may result in actions that adversely affect our margins, constrain our operating flexibility or result in charges which are unusual or non-recurring. Certain macroeconomic events, such as the continuing adverse conditions in the global economy, could have a more wide-ranging and prolonged impact on the general business environment, which could also adversely affect us.

In the United States, health and dental providers that purchase our products (e.g., hospitals, physicians, dentists and other health care providers) generally rely on payments from third-party payors (principally federal Medicare, state Medicaid and private health insurance plans) to cover all or a portion of the cost of our musculoskeletal products. In March 2010, comprehensive health care reform legislation was enacted through the passage of the Patient Protection and Affordable Health Care Act (P.L. 111-148) and the Health Care and Education Reconciliation Act

(P.L. 111-152). Among other initiatives, these laws impose a 2.3% excise tax on domestic sales of medical devices after December 31, 2012. Various healthcare reform proposals have also emerged at the state level. Other than the excise tax, which has affected our results of operations and cash flows after December 31, 2012, we cannot predict with certainty what healthcare initiatives, if any, will be implemented at the state level, or what the ultimate effect of federal health care reform or any future legislation or regulation will have on us. However, an expansion of government’s role in the U.S. healthcare industry may lower reimbursements for procedures that involve our products, reduce medical procedure volumes and adversely affect our business, results of operations and cash flows, possibly materially.

Outside the United States, reimbursement systems vary significantly from country to country. If adequate levels of reimbursement from third-party payors outside the United States are not obtained, international sales of our products may decline. Many foreign markets, including Canada and some European and Asian countries, have decreased reimbursement rates in recent years. Our ability to continue to sell certain products profitably in these markets may diminish if government-managed healthcare systems continue to reduce reimbursement rates, which can decrease pricing and procedural volume.

Key Line Items

Net Sales

Net sales is our total revenue from the sale of goods and services rendered during the reporting period in the normal course of business, net of sales returns and allowances. We derive our net sales from the sale of surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists. We include amounts billed for shipping and handling in net sales.

We report our net sales in six primary product categories: hips; knees; sports, extremities and trauma (S.E.T.) products; spine, bone healing and microfixation products; dental reconstructive products and cement, biologics and other products. We sell our products through four principal channels: (1) directly to healthcare institutions, (2) through stocking distributors and healthcare dealers, (3) indirectly through insurance companies and (4) directly to dental practices and dental laboratories. Sales through the direct and distributor/dealer channels account for a majority of net sales. Through these channels, inventory is consigned to sales agents or customers so that products are available when needed for surgical procedures. We generally record revenue for products consigned to sales agents or customers at the time our product is surgically implanted. At certain locations, revenue is recognized on sales to stocking distributors, healthcare dealers, dental practices and dental laboratories upon shipment.

Pricing for products is predetermined by contracts with customers, agents acting on behalf of customer groups or by government regulatory bodies, depending on the market. Price discounts under group purchasing contracts are linked to volume of implant purchases by customer healthcare institutions within a specified group. Price discounts may increase at negotiated thresholds within a contract buying period.

Cost of Sales

We manufacture a majority of the products we sell. Cost of sales includes raw materials, labor costs, product liability costs, manufacturing overhead expenses and shipping and handling costs.

Selling, general and administrative expense

Selling, general and administrative expense primarily consists of salaries, benefits, and other related costs for our sales force, sales administration, marketing, finance, legal, compliance, administrative, information technology, medical education and training, quality and human resource departments, as well as stock-based compensation for our employees and non-employee distributors, certain legal fees, instrument depreciation and costs related to acquisitions.

Research and development expense

Our research and development expenses primarily consist of engineering, product development, clinical and regulatory expenses, consulting services, outside prototyping services, outside research activities, materials, depreciation, and other costs associated with the development of our products. Research and development expenses also include related personnel and consultants’ compensation and stock compensation expense. We expense research and development costs as they are incurred.

Other (income)/expense

Our other (income)/expense is primarily comprised of the ineffective portion of derivatives designated as hedging instruments and the gains and losses related to derivatives not designated as hedging instruments and foreign currency exchange, as well as financing fees and impairment charges on investments.

Benefit from income taxes

Our effective income tax rate, tax provisions, deferred tax assets and deferred tax liabilities vary according to the jurisdictions in which profits are earned and taxed. Tax laws are complex and subject to different interpretations by management and the respective governmental taxing authorities, and require us to exercise judgment in determining our income tax. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and such estimates and judgments also occur in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to uncertain tax positions.

Seasonality

Our business is somewhat seasonal in nature as many of our products are used in elective procedures, which typically decline during the summer months, particularly in European countries.

Products

We offer one of the most comprehensive portfolios of products, as well as the associated instrumentation, in the orthopedic and dental markets, as described below:

Reconstructive Products—Hips and Knees. Orthopedic reconstructive implants are used to replace joints that have deteriorated as a result of disease (principally osteoarthritis) or injury. Reconstructive joint surgery involves the modification of the affected area of the joint and the implantation of one or more manufactured components.

Sports, Extremities and Trauma (S.E.T.) Products. In sports medicine, we primarily manufacture and market a line of procedure-specific products for the repair of soft tissue injuries, most commonly used in the knee and shoulder. Extremity systems comprise a variety of joint replacement systems, primarily for the shoulder, elbow and wrist. Trauma hardware includes internal and external fixation products used by orthopedic surgeons to set and stabilize fractures, used primarily for upper and lower extremities, including the foot and ankle.

Spine, Bone Healing and Microfixation Products. Our spinal products include traditional, minimally-invasive and lateral access spinal fusion and fixation systems, implantable electrical stimulation devices for spinal applications and osteobiologics (including allograft services). Our bone healing products include non-invasive electrical stimulation devices designed to stimulate bone growth in the posterior lumbar spine and appendicular skeleton. Our microfixation products primarily include neuro, craniomaxillofacial, or CMF, and cardiothoracic products for fixation and reconstructive procedures.

Dental Reconstructive Products. Our dental reconstructive products are designed to enhance oral rehabilitation through the replacement of teeth and the repair of hard and soft tissues. These products include dental reconstructive products and related instrumentation, bone substitute materials, regenerative products and materials, CAD/CAM copings and implant bridges.

Cement, Biologics and Other Products. We manufacture and distribute numerous other products, including bone cement and accessories, autologous blood therapy products and services, operating room supplies, general surgical instruments, wound care products and other surgical products.

Constant Currency Reconciliation

Because we sell our products in many different countries in local currency, our net sales are affected by fluctuations in those currencies against the U.S. dollar during each period. We calculate the constant currency change by taking the current period local currency sales multiplied by the prior year currency rate for the corresponding period for a given country. The translated results are then used to determine period-over-period percentage increases or decreases that exclude the effect of changes in foreign currency exchange rates. The tables below set forth the currency impact of our net sales for the periods indicated.

For the Nine Months Ended February 28, 2014 Compared to the Nine Months Ended February 28, 2013

	Nine Months Ended February 28, 2014 Net Sales Growth As Reported	Currency Impact	Nine Months Ended February 28, 2014 Net Sales Growth in Local Currencies
Knees	6.2%	1.2%	7.4%
Hips	2.3%	1.7%	4.0%
Sports, Extremities, Trauma (S.E.T.)	8.6%	1.2%	9.8%
Spine, Bone Healing and Microfixation	3.7%	(0.1)%	3.6%
Dental	0.1%	0.1%	0.2%
Cement, Biologics and Other	3.7%	(0.2)%	3.5%

Net Sales	4.8%	1.0%	5.8%

	Nine Months Ended February 28, 2014 Net Sales Growth As Reported	Currency Impact	Nine Months Ended February 28, 2014 Net Sales Growth in Local Currencies
United States	5.4%	—%	5.4%
Europe	8.0%	(3.3)%	4.7%
International	(2.2)%	10.7%	8.5%

Total	4.8%	1.0%	5.8%

For the Year Ended May 31, 2013 Compared to the Year Ended May 31, 2012

	Year Ended May 31, 2013 Net Sales Growth As Reported	Currency Impact	Year Ended May 31, 2013 Net Sales Growth in Local Currencies
Knees	(0.2)%	1.6%	1.4%
Hips	—%	2.1%	2.1%
Sports, Extremities, Trauma (S.E.T.)	66.0%	2.4%	68.4%
Spine, Bone Healing and Microfixation	(0.7)%	0.6%	(0.1)%
Dental	(4.0)%	2.1%	(1.9)%
Cement, Biologics and Other	(3.7)%	1.8%	(1.9)%

Net Sales	7.6%	1.7%	9.3%

	Year Ended May 31, 2013 Net Sales Growth As Reported	Currency Impact	Year Ended May 31, 2013 Net Sales Growth in Local Currencies
United States	8.7%	—%	8.7%
Europe	1.1%	4.2%	5.3%
International	13.8%	4.6%	18.4%

Total	7.6%	1.7%	9.3%

For the Year Ended May 31, 2012 Compared to the Year Ended May 31, 2011

	Year Ended May 31, 2012 Net Sales Growth As Reported	Currency Impact	Year Ended May 31, 2012 Net Sales Growth in Local Currencies
Knees	3.0%	(0.7)%	2.3%
Hips	5.9%	(0.8)%	5.1%
Sports, Extremities, Trauma (S.E.T.)	13.1%	(0.5)%	12.6%
Spine, Bone Healing and Microfixation	(0.5)%	(0.1)%	(0.6)%
Dental	(0.7)%	(0.6)%	(1.3)%
Cement, Biologics and Other	2.7%	(0.6)%	2.1%

Net Sales	3.9%	(0.6)%	3.3%

	Year Ended May 31, 2012 Net Sales Growth As Reported	Currency Impact	Year Ended May 31, 2012 Net Sales Growth in Local Currencies
United States	3.3%	— %	3.3%
Europe	0.7%	(0.4)%	0.3%
International	12.5%	(3.3)%	9.2%

Total	3.9%	(0.6)%	3.3%

Results of Operations

For the Nine Months Ended February 28, 2014 Compared to the Nine Months Ended February 28, 2013

(in millions, except percentages)	Nine Months Ended February 28, 2014	Percentage of Net Sales	Nine Months Ended February 28, 2013(1)	Percentage of Net Sales	Percentage Increase/ (Decrease)
Net sales	$2,378.9	100.0%	$2,269.0	100.0%	4.8%
Cost of sales	790.0	33.2	646.7	28.5	22.2

Gross profit	1,588.9	66.8	1,622.3	71.5	(2.1)
Selling, general and administrative expense	1,020.1	42.9	976.0	43.0	4.5
Research and development expense	121.4	5.1	107.2	4.7	13.2
Amortization	237.2	10.0	230.2	10.1	3.0
Goodwill impairment charge	—	—	233.0	10.3	(100.0)
Intangible assets impairment charge	—	—	101.1	4.5	(100.0)

Operating income (loss)	210.2	8.8	(25.2)	(1.1)	(934.1)
Interest expense	274.4	11.5	310.8	13.7	(11.7)
Other (income) expense	5.4	0.2	172.4	7.6	(96.9)

Other expense, net	279.8	11.8	483.2	21.3	(42.1)

Income (loss) before income taxes	(69.6)	(2.9)	(508.4)	(22.4)	(86.3)
Benefit from income taxes	(39.7)	(1.7)	(106.2)	(4.7)	(62.6)

Net income (loss)	$(29.9)	(1.3)%	$(402.2)	(17.7)%	(92.6)%

Adjusted net income(2)	$302.4	12.7%	$241.9	10.7%	25.0%
Adjusted EBITDA(2)	$791.3	33.3%	$769.9	33.9%	2.8%

(1)	Certain amounts have been reclassified to conform to the current presentation. See Note 1 to our unaudited condensed consolidated financial statements for a description of the reclassification.
(2)	See “—Non-GAAP Disclosures.”

Sales

Net sales were $2,378.9 million for the nine months ended February 28, 2014, and $2,269.0 million for the nine months ended February 28, 2013.

The following tables provide net sales by geography and product category:

Sales by Geography Summary

(in millions, except percentages)	Nine Months Ended February 28, 2014	Percentage of Net Sales	Nine Months Ended February 28, 2013	Percentage of Net Sales	Percentage Increase/ (Decrease)(2)
United States	$1,471.9	61.9%	$1,395.9	61.5%	5.4%
Europe	563.1	23.7	521.5	23.0	8.0
International(1)	343.9	14.4	351.6	15.5	(2.2)

Total	$2,378.9	100.0%	$2,269.0	100.0%	4.8%

(1)	International primarily includes Canada, Latin America and the Asia Pacific region.
(2)	Amounts may not recalculate due to rounding.

Product Category Summary

(in millions, except percentages)	Nine Months Ended February 28, 2014	Percentage of Net Sales	Nine Months Ended February 28, 2013(1)	Percentage of Net Sales	Percentage Increase/ (Decrease)(2)
Knees	$743.3	31.2%	$699.8	30.8%	6.2%
Hips	480.3	20.2	469.5	20.7	2.3
Sports, Extremities, Trauma (S.E.T.)	478.8	20.1	440.9	19.4	8.6
Spine, Bone Healing and Microfixation	322.4	13.6	311.0	13.7	3.7
Dental	188.8	7.9	188.5	8.3	0.1
Cement, Biologics and Other	165.3	7.0	159.3	7.1	3.7

Total	$2,378.9	100.0%	$2,269.0	100.0%	4.8%

(1)	Certain amounts have been adjusted to conform to the current presentation. The current presentation aligns with how we presently manage and market our products.
(2)	Amounts may not recalculate due to rounding.

Knees

Net sales of knee products for the nine months ended February 28, 2014 were $743.3 million, or 31.2% of net sales, representing a 6.2% increase worldwide (7.4% increase on a constant currency basis) compared to net sales of $699.8 million, or 30.8% of net sales, during the nine months ended February 28, 2013, with a 7.0% increase in the United States. Global pricing declined during the nine-month period on a year-over-year basis in the low single digit range, which is generally consistent with pricing trends we have experienced over the last few years. We saw strong, broad-based demand across our primary, partial and revision knee portfolios, specifically for our Vanguard® Complete Knee System, our Oxford® Partial Knee, our E1® Vitamin E infused bearings and our Vanguard® SSK 360 Revision System. The sales growth of our Oxford® Partial Knee was largely due to our product line extensions and increased communications highlighting the benefits of the Oxford® System and our Oxford® Knee lifetime implant replacement warranty in the United States, through our direct to consumer campaigns.

Hips

Net sales of hip products for the nine months ended February 28, 2014 were $480.3 million, or 20.2% of net sales, representing a 2.3% increase worldwide (4.0% increase on a constant currency basis) compared to net sales of $469.5 million, or 20.7% of net sales, during the nine months ended February 28, 2013, with a 3.6% sales increase in the United States. Global pricing declined during the nine-month period on a year-over-year basis in the low single digit range, which is generally consistent with pricing trends we have experienced over the last few years. Sales of revision products, which are used in procedures to replace, repair or enhance an initial implant, contributed to our hip sales growth during the nine months ended February 28, 2014, with strong demand for our Arcos® Modular Femoral Revision System and our Regenerex® Porous Titanium Construct. The Taperloc® Complete Hip System and the Echo® Hip System also contributed to our hip sales growth. Additionally, we launched our G7™ Acetabular System during the second quarter of fiscal year 2014 in the United States and Japan, while we continued the limited launch of our Signature™ Personalized Patient Care System that is designed to assist with proper placement of acetabular cups.

S.E.T.

Worldwide net sales of S.E.T. products for the nine months ended February 28, 2014 were $478.8 million, or 20.1% of net sales, representing an 8.6% increase worldwide (9.8% increase on a constant currency basis) compared to net sales of $440.9 million, or 19.4% of net sales, during the nine months ended February 28,

2013, with a 11.1% sales increase in the United States. Sales in our S.E.T. product portfolio benefited from very strong demand for our JuggerKnot™ Soft Anchor product line, our Comprehensive® Shoulder, including our anatomic, reverse and revision systems and our DVR® family of wrist fracture systems.

Spine, Bone Healing and Microfixation

Worldwide net sales of spine, bone healing and microfixation products for the nine months ended February 28, 2014 were $322.4 million, or 13.6% of net sales, representing a 3.7% increase worldwide (3.6% increase on a constant currency basis) compared to net sales of $311.0 million, or 13.7% of net sales, for the nine months ended February 28, 2013, with a 0.3% sales increase in the United States. The sales increase represents the combined net benefit of additional revenue related to the acquisition of Lanx, Inc., lower revenue due to our bracing divestiture and lower spine royalties.

Dental

Worldwide net sales of dental products for the nine months ended February 28, 2014 were $188.8 million, or 7.9% of net sales, representing a 0.1% increase worldwide (0.2% increase on a constant currency basis) compared to net sales of $188.5 million, or 8.3% of net sales, during the nine months ended February 28, 2013, with a 3.5% sales increase in the United States. Sales growth was primarily driven by increased U.S. sales and the launch of our T3® implant. The growth rate in the current fiscal year was negatively impacted due to a one-time royalty payment received in the prior year period.

Cement, Biologics and Other

Worldwide net sales of cement, biologics and other products for the nine months ended February 28, 2014 were $165.3 million, or 7.0% of net sales, representing a 3.7% increase worldwide (3.5% on a constant currency basis) compared to net sales of $159.3 million, or 7.1% of net sales, during the nine months ended February 28, 2013, with a 0.1% sales increase in the United States. Cement product sales grew primarily due to increased sales outside the U.S., driven by strong sales of the Optipac® Pre-Packed Cement Mixing System, the Optivac® Vacuum Mixing System and StageOne™ Knee and Modular Hip Cement Spacer Molds. These increases were partially offset by a decrease in sales of autologous therapies.

Cost of Sales

Cost of sales for the nine months ended February 28, 2014 increased to $790.0 million, as compared to cost of sales for the nine months ended February 28, 2013 of $646.7 million, or 33.2% and 28.5% of net sales, respectively, an increase of $143.3 million or an increase of 4.7% of net sales. Cost of sales as a percentage of net sales increased 1.1% due primarily to the medical device tax, unfavorable foreign currency translation and obsolete inventory charges related to new product introductions. Cost of sales as a percentage of net sales increased 3.6% attributable to certain litigation charges and costs of operational improvement initiatives in the plant network, partially offset by product rationalization charges in the prior year which reflected product redundancies related to the 2012 Trauma Acquisition.

Gross Profit

Gross profit for the nine months ended February 28, 2014 decreased to $1,588.9 million, as compared to gross profit for the nine months ended February 28, 2013 of $1,622.3 million, or 66.8% and 71.5% of net sales, respectively, a decrease of $33.4 million, or a decrease of 4.7% of net sales. Gross profit as a percentage of net sales decreased 1.1% primarily due to lower average selling prices, the medical device tax, unfavorable foreign currency translation and obsolete inventory charges related to new product introductions. Gross profit as a percentage of net sales decreased 3.6% attributable to certain litigation charges and costs of operational improvement initiatives in the plant network.

Selling, General and Administrative Expense

Selling, general and administrative expense for the nine months ended February 28, 2014 increased to $1,020.1 million, as compared to selling, general and administrative expense for the nine months ended February 28, 2013 of $976.0 million, or 42.9% and 43.0% of net sales, respectively, an increase of $44.1 million, or a decrease of 0.1% of net sales. Expense as a percentage of net sales decreased by 0.8% due to the leveraging of sales and marketing expenses and lower stock-based compensation, partially offset by increased spending on direct-to-consumer advertising. Expense as a percentage of net sales increased by 0.7% due to increased acquisition costs related to our 2013 Spine Acquisition and increased spending on our ongoing operational improvement program.

Research and Development Expense

Research and development expense for the nine months ended February 28, 2014 increased to $121.4 million, as compared to research and development expense for the nine months ended February 28, 2013 of $107.2 million, or 5.1% and 4.7% of net sales, respectively, an increase of $14.2 million, or an increase of 0.4% of net sales. That increase was primarily due to investments in new product development, regulatory affairs and clinical investments both in our core businesses as well as emerging technology areas, partially offset by a decrease in stock-based compensation expense.

Amortization

Amortization expense for the nine months ended February 28, 2014 was $237.2 million, or 10.0% of net sales, compared to $230.2 million for the nine months ended February 28, 2013, or 10.1% of net sales. This decrease was primarily due to the intangible asset impairment charge taken in the third quarter of fiscal year 2013 related to our dental reconstructive reporting unit, partially offset by additional amortization expense related to the 2013 Spine Acquisition.

Goodwill impairment charge

During the third quarter of fiscal year 2013, we recorded a $233.0 million goodwill impairment charge related to our dental reconstructive reporting unit, primarily due to declining industry market growth rates in certain European and Asia Pacific markets and corresponding unfavorable margin trends when compared to our prior projections used to establish the fair value of goodwill for our dental reconstructive reporting unit. There was no goodwill impairment charge in the nine months ended February 28, 2014.

Intangible assets impairment charge

During the third quarter of fiscal year 2013, we recorded a $101.1 million definite and indefinite-lived intangible assets impairment charge related to our dental reconstructive reporting unit, primarily due to declining industry market growth rates in certain European and Asia Pacific markets and corresponding unfavorable margin trends when compared to our prior projections used to establish the fair value of goodwill for our dental reconstructive reporting unit. There was no definite and indefinite-lived intangible assets impairment charge in the nine months ended February 28, 2014.

Interest Expense

Interest expense was $274.4 million for the nine months ended February 28, 2014, compared to interest expense of $310.8 million for the nine months ended February 28, 2013. Interest expense was impacted by a charge of $21.8 million related to the termination of our euro-denominated interest rate swaps in connection with the refinancing of our euro-denominated debt described in Note 7 to the unaudited condensed consolidated financial statements included elsewhere in this prospectus. This expense was largely offset by lower average interest rates on our term loans and lower bond interest as a result of refinancing activities in fiscal year 2013 and 2014.

Other (Income) Expense

Other (income) expense was expense of $5.4 million for the nine months ended February 28, 2014, compared to expense of $172.4 million for the nine months ended February 28, 2013. The decrease in the amount of the expense was primarily due to the loss on our refinancing activities of $171.7 million in the nine months ended February 28, 2013.

Provision (Benefit) from Income Taxes

The effective income tax rate was 56.9% for the nine months ended February 28, 2014, compared to 20.9% for the nine months ended February 28, 2013. Primary factors in determining the effective tax rate include the mix of various jurisdictions in which profits are projected to be earned and taxed, as well as assertions regarding the expected repatriation of earnings of our foreign operations. The effective tax rate for the nine months ended February 28, 2013 was also impacted by a non-deductible goodwill impairment charge of $233.0 million, which was treated as a non-deductible permanent difference and contributed significantly to the effective tax rate being lower than U.S. statutory tax rates. Fluctuations in effective tax rates between comparable periods also reflect the discrete tax benefit or expense of items in continuing operations that represent tax effects not attributable to current-year ordinary income. Discrete items, consisting primarily of changes in deferred taxes due to state and international reorganizations, finalization of the 2012 income tax returns, release of valuation allowance on state net operating loss carryforwards and the prospective reduction of the United Kingdom statutory corporate tax rate enacted in July 2013, impacted the income tax provision by $(22.8) million, or 32.8% in the nine months ended February 28, 2014. Discrete items impacted the income tax provision by $(34.0) million, or 6.7%, in the nine months ended February 28, 2013, primarily as a result of the tax benefit associated with the reduction of net deferred tax liabilities due to the impairment of intangible assets, as well as the prospective reduction of the United Kingdom statutory corporate tax rate enacted in July 2012 and finalization of the 2011 income tax returns.

Non-GAAP Financial Measures

Adjusted Net Income

Adjusted net income increased to $302.4 million for the nine months ended February 28, 2014, compared to $241.9 million for the nine months ended February 28, 2013, or 12.7% and 10.7% of net sales, respectively.

The 25.0% increase in Adjusted net income was driven primarily by lower interest expense, which increased Adjusted net income $36.4 million, or 3.1% as a percentage of net sales, reflecting the favorable impact of lower average interest rates on our term loans and bonds as a result of our 2014 and 2013 refinancing activities.

Adjusted EBITDA

Adjusted EBITDA increased to $791.3 million for the nine months ended February 28, 2014 compared to $769.9 million for the nine months ended February 28, 2013, or 33.3% and 33.9% of net sales, respectively.

For the Year Ended May 31, 2013 Compared to the Year Ended May 31, 2012

(in millions, except percentages)	Year Ended May 31, 2013(1)	Percentages of Net Sales	Year Ended May 31, 2012(1)	Percentages of Net Sales	Percentage Increase/ (Decrease)
Net sales	$3,052.9	100.0%	$2,838.1	100.0%	7.6%
Cost of sales	873.4	28.6	775.5	27.3	12.6

Gross profit	2,179.5	71.4	2,062.6	72.7	5.7
Selling, general and administrative expense	1,312.5	43.0	1,172.2	41.3	12.0
Research and development expense	150.3	4.9	126.8	4.5	18.5
Amortization	313.8	10.3	327.2	11.5	(4.1)
Goodwill impairment charge	473.0	15.5	291.9	10.3	*
Intangible assets impairment charge	94.4	3.1	237.9	8.4	*

Operating loss	(164.5)	(5.4)	(93.4)	(3.3)	*
Interest expense	398.8	13.1	479.8	16.9	(16.9)
Other (income) expense	177.8	5.8	17.6	0.6	*

Other expense, net	576.6	18.9	497.4	17.5	*

Loss before income taxes	(741.1)	(24.3)	(590.8)	(20.8)	*
Benefit from income taxes	(117.7)	(3.9)	(132.0)	(4.6)	*

Net income (loss)	$(623.4)	(20.4)%	$(458.8)	(16.2)%	*

Adjusted net income(2)	$340.7	11.2%	$241.6	8.5%	41.0%
Adjusted EBITDA(2)	$1,036.3	33.9%	$997.5	35.1%	3.9%

(1)	Certain amounts have been reclassified to conform to the current presentation. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for a description of the reclassification.
(2)	See “—Non-GAAP Disclosures.”

*	Not meaningful.

Sales

Net sales were $3,052.9 million for the year ended May 31, 2013, and $2,838.1 million for the year ended May 31, 2012. The following tables provide net sales by geography and product category:

Geography Sales Summary

(in millions, except percentages)	Year Ended May 31, 2013	Percentage of Net Sales	Year Ended May 31, 2012	Percentage of Net Sales	Percentage Increase/ Decrease
United States	$1,862.2	61.0%	$1,713.3	60.4%	8.7%
Europe	710.2	23.3	702.7	24.8	1.1
International(1)	480.5	15.7	422.1	14.8	13.8

Total	3,052.9	100.0%	$2,838.1	100.0%	7.6%

(1)	International primarily includes Canada, Latin America and the Asia Pacific region.

Product Category Summary

(in millions, except percentages)	Year Ended May 31, 2013	Percentage of Net Sales	Year Ended May 31, 2012	Percentage of Net Sales	Percentage Increase/ (Decrease)
Knees	$940.0	30.8%	$941.8	33.2%	(0.2)%
Hips	632.7	20.7	633.0	22.3	0.0
Sports, Extremities, Trauma (S.E.T.)	600.1	19.7	361.6	12.7	66.0
Spine, Bone Healing and Microfixation	408.8	13.4	411.5	14.5	(0.7)
Dental	257.0	8.4	267.7	9.4	(4.0)
Cement, Biologics and Other	214.3	7.0	222.5	7.8	(3.7)

Total	$3,052.9	100.0%	$2,838.1	100.0%	7.6%

Knees

Net sales of knee products for the year ended May 31, 2013 were $940.0 million, or 30.8% of net sales, representing a 0.2% decrease worldwide (1.4% increase on a constant currency basis) compared to net sales of $941.8 million, or 33.2% of net sales, during the year ended May 31, 2012, with a 0.6% increase in the United States. Procedure volume and favorable product mix during the year were partially offset by low single digit price declines. Key products during the year ended May 31, 2013 included our Vanguard® SSK 360 Revision System, the Signature™ Personalized Patient Care System, E1® Vitamin E infused bearings and the OSS™ Orthopaedic Salvage System.

Hips

Net sales of hip products for the year ended May 31, 2013 were $632.7 million, or 20.7% of net sales were flat worldwide (2.1% increase on a constant currency basis) compared to net sales of $633.0 million, or 22.3% of net sales, during the year ended May 31, 2012, with a 1.8% increase in the United States. Procedure volume and favorable product mix during the year were partially offset by low single digit price declines. We continued to see strong market demand for our Arcos® Modular Femoral Revision System and our new Taperloc® Complete Hip Stem during the year ended May 31, 2013. In addition, the Microplasty® version of the Taperloc® Complete Hip Stem and the GTS (Global Tissue Sparing) short stem received strong market acceptance. Key acetabular products included the Ringloc®+ cup, E1® and ArCom XL® bearings, as well as our Active Articulation™ Systems that are available with E1® or ArCom XL® liners.

S.E.T.

Worldwide net sales of S.E.T. products for the year ended May 31, 2013 were $600.1 million, or 19.7% of net sales, representing a 66.0% increase (68.4% increase on a constant currency basis) compared to net sales of $361.6 million, or 12.7% of net sales, during the year ended May 31, 2012. S.E.T. sales, excluding the 2012 Trauma Acquisition, increased 9.1% worldwide and 11.8% in the United States. Sales of $205.6 million from the 2012 Trauma Acquisition were excluded in order to provide period-over-period comparability. The sales increase was primarily driven by strong demand for our JuggerKnot™ brand, which includes soft anchors to repair soft tissue in the shoulder, hand and wrist, and foot and ankle and strong market demand for our Comprehensive® shoulder product lines including our Primary, Reverse, Fracture and S.R.S. (Segmental Revision System) Shoulder Systems. Additional key products contributing to the sales growth were the TunneLoc® Tibial Fixation Device and the ToggleLoc™ Femoral Fixation Device with and without ZipLoop™ Technology. Key products acquired as a result of the 2012 Trauma Acquisition include the DVR® Anatomic Volar Plating Systems, the A.L.P.S™ Plating Systems and the AFFIXUS® Hip Fracture Nails.

Spine, Bone Healing and Microfixation

Worldwide net sales of spine, bone healing and microfixation products for the year ended May 31, 2013 were $408.8 million, or 13.4% of net sales, representing a 0.7% decrease (0.1% decrease on a constant currency basis) compared to net sales of $411.5 million, or 14.5% of net sales, for the year ended May 31, 2012. Spine and bone healing sales decreased during the year primarily due to the divestiture of our bracing business, mid-single-digit price erosion, soft volumes due to the general economy, a challenging reimbursement environment for some fusion procedures and competition from physician-owned distributorships. The sales decrease was partially offset by increased royalty revenue and continued strong sales in microfixation, which were driven by continued market acceptance of the iQ® Intelligent Delivery System, the TraumaOne™ Plating System and the SternaLock® Blu Primary Closure System, as well as the Pectus Bar product line.

Dental

Worldwide net sales of dental reconstructive products for the year ended May 31, 2013 were $257.0 million, or 8.4% of net sales, representing a 4.0% decrease (1.9% decrease on a constant currency basis) compared to net sales of $267.7 million, or 9.4% of net sales, during the year ended May 31, 2012. Dental sales in the United States increased 4.1% during the year ended May 31, 2013. While the U.S. dental market has been stronger than the market in Europe, there was continued softness worldwide as challenging economic conditions persisted. Dental sales were negatively impacted by unfavorable media reports in Japan related to the dental implant industry.

Cement, Biologics and Other

Worldwide net sales of cement, biologics and other products for the year ended May 31, 2013 were $214.3 million, or 7.0% of net sales, representing a 3.7% decrease (1.9% decrease on a constant currency basis) compared to net sales of $222.5 million, or 7.8% of net sales, during the year ended May 31, 2012. Cement sales grew due to demand for our Cobalt™ MV (Medium Viscosity) and HV (High Viscosity) cements with Gentamicin contributing to our sales in this category. The Optipac® Pre-Packed Cement Mixing System (not available in the United States) continued to be well received in the European market during the year ended May 31, 2013. Demand for our StageOne™ Knee and Modular Hip Cement Spacer Molds continued to increase. These increases were more than offset by a decrease in sales of autologous therapies.

Cost of Sales

Cost of sales for the year ended May 31, 2013 increased to $873.4 million as compared to cost of sales for the year ended May 31, 2012 of $775.5 million, or 28.6% and 27.3% of net sales, respectively, an increase of $97.9 million or 1.3% of net sales. Except as described in the next sentence, cost of sales as a percentage of net sales was flat due to the medical device tax and lower selling prices, offset by lower manufacturing costs resulting from improvements in our global plant network and improved geographic sales mix. Cost of sales as a percentage of net sales increased 1.3% due to increased litigation settlements and reserves and product rationalization charges in our global spine and trauma product lines. Product rationalization is related to more focused product offerings for spine through innovative product development and to product redundancies related to the 2012 Trauma Acquisition.

Gross Profit

Gross profit for the year ended May 31, 2013 increased to $2,179.5 million as compared to gross profit for the year ended May 31, 2012 of $2,062.6 million, or 71.4% and 72.7% of net sales, respectively, an increase of $116.9 million or a decrease of 1.3% of net sales. Except as described in the next sentence, gross profit as a percentage of net sales was flat due to the medical device tax, offset by lower manufacturing costs resulting from improvements in our global plant network and improved geographic sales mix. Gross profit as a percentage of net sales decreased 1.3% due to increased litigation settlements and reserves and product rationalization charges in our global spine and trauma product lines. Product rationalization is related to more focused product offerings for spine through innovative product development and to product redundancies related to the 2012 Trauma Acquisition.

Selling, General and Administrative Expense

Selling, general and administrative expense during the year ended May 31, 2013 and May 31, 2012 was $1,312.5 million and $1,172.2 million, respectively, or 43.0% and 41.3% of net sales, respectively, an increase of $140.3 million or 1.7% of net sales. Expense as a percentage of net sales increased by 1.4% due to investments in our sales force related to the 2012 Trauma Acquisition, direct-to-consumer marketing campaign, increased bad debt expense primarily outside of the United States and increased stock-based compensation expense. See Note 12 to our audited consolidated financial statements contained elsewhere in this prospectus for a discussion of modifications contributing to increased stock-based compensation expense. Expense also increased as a percentage of net sales by 0.3% related to litigation and other legal fees and costs related to the 2012 Trauma Acquisition. Prior year litigation and other legal fees benefited from a legal settlement related to the Heraeus litigation. For a description of the Heraeus litigation, see “Business—Legal Matters.”

Research and Development Expense

Research and development expense during the year ended May 31, 2013 and May 31, 2012 was $150.3 million and $126.8 million, respectively, or 4.9% and 4.5% of net sales, respectively, an increase of $23.5 million or 0.4% of net sales. Research and development increased as a percentage of net sales by 0.4% due to investments in both our core business, including the 2012 Trauma Acquisition within S.E.T., as well as targeted emerging technologies and increased stock-based compensation expense.

Amortization

Amortization expense for the year ended May 31, 2013 was $313.8 million, or 10.3% of net sales, compared to $327.2 million for the year ended May 31, 2012, or 11.5% of net sales. This decrease was primarily due to intangible asset impairment charges taken during both fiscal years 2013 and 2012 as described below.

Goodwill Impairment Charge

In fiscal year 2013, we recorded a $473.0 million goodwill impairment charge, related to our dental reconstructive and Europe reporting units, primarily due to the impact of continued austerity measures on procedural volumes and pricing in certain European countries when compared to our prior projections used to establish the fair value of goodwill for our Europe reporting unit and primarily due to declining industry market growth rates in certain European and Asia Pacific markets and corresponding unfavorable margin trends when compared to our prior projections used to establish the fair value of goodwill for our dental reconstructive reporting unit. In fiscal year 2012, we recorded a $291.9 million goodwill impairment charge, primarily related to our spine, bone healing and microfixation and dental reconstructive reporting units, due primarily to evidence of declining industry market growth rates in certain European and Asia Pacific markets and unfavorable margin trends resulting from changes in product mix in our dental reconstructive reporting unit and growth rate declines as compared to the original purchase accounting assumptions at the time of the 2007 Acquisition for our spine and bone healing reporting unit.

Intangible Assets Impairment Charge

In fiscal year 2013, we recorded a $94.4 million definite and indefinite-lived intangible asset impairment charge, related to the factors discussed in the Goodwill Impairment Charge paragraph above. During fiscal year 2012, we recorded a $237.9 million definite and indefinite-lived intangible asset impairment charge, related to the factors discussed in the Goodwill Impairment Charge paragraph above.

Interest Expense

Interest expense was $398.8 million for the year ended May 31, 2013, compared to interest expense of $479.8 million for the year ended May 31, 2012. The decrease in interest expense was primarily due to lower average interest rates on our term loans and lower bond interest as a result of refinancing activities in fiscal year 2013.

Other (Income) Expense

Other (income) expense was expense of $177.8 million for the year ended May 31, 2013, compared to expense of $17.6 million for the year ended May 31, 2012. The expense for the year ended May 31, 2013 is primarily composed of the loss on retirement of bonds of $155.2 million and the write off of deferred financing fees related to the tender/retirement of our senior notes due 2017 of $17.1 million, while the year ended May 31, 2012 included an other-than-temporary impairment loss related to Greek bonds.

Benefit from Income Taxes

The effective income tax rate was 15.9% for the year ended May 31, 2013 compared to 22.3% for the year ended May 31, 2012. The primary factor in determining the effective tax rate is the mix of various jurisdictions in which profits have to be earned and taxed. The effective tax rate was also impacted by non-deductible goodwill impairment. In fiscal years ended May 31, 2013 and 2012, $474.4 million and $291.9 million of goodwill impairment charges, respectively, were treated as non-deductible permanent differences and contributed significantly to the effective tax rate being lower than U.S. statutory tax rates. The effective tax rate for the year ended May 31, 2013 was decreased due to increases in valuation allowances relating to foreign net operating loss carryforwards, increases in the company’s state effective tax rate and an increase in liabilities for uncertain tax benefits, offset by reductions related to changes in assumptions regarding the permanent reinvestment of earnings of foreign operations and the reduction in United Kingdom tax rates. The May 31, 2012 effective tax rate decreased due to income inclusions related to U.S. anti-deferral provisions and updated assertions regarding the permanent reinvestment of earnings of foreign operations, offset by settlements relating to uncertain tax benefits and changes in statutory tax rates (particularly in the United Kingdom).

Non-GAAP Financial Measures

Adjusted Net Income

Adjusted net income increased to $340.7 million for the year ended May 31, 2013 compared to $241.6 million for the year ended May 31, 2012, or 11.2% and 8.5% of net sales, respectively. The $99.1 million improvement in Adjusted net income was driven by decreased interest expense of $81.0 million, or 3.8% of net sales, due to lower average interest rates on our term loans and lower bond interest as a result of refinancing activities. The effective tax rate attributable to Adjusted net income decreased to 22.9% for the year ended May 31, 2013 from 27.6% for the year ended May 31, 2012. The effective tax rate decreased as a result of the impact of supply chain improvements on the mix of various jurisdictions in which profits were earned and taxed.

Adjusted EBITDA

Adjusted EBITDA increased to $1,036.3 million for the year ended May 31, 2013 compared to $997.5 million for the year ended May 31, 2012, or 33.9% and 35.1% of net sales, respectively. The gross profit impact on Adjusted EBITDA as a percentage of net sales was flat as the impact of lower manufacturing costs resulting from improvements in our global plant network and improved geographic sales mix was offset by the medical device tax and lower selling prices. Selling, general and administrative expense decreased Adjusted EBITDA as a percentage of net sales by 1.4% due to investments in our sales force related to the 2012 Trauma Acquisition and direct-to-consumer marketing campaign, increased bad debt expense primarily outside of the

United States and higher stock-based compensation as a result of the modifications in Note 12 to our audited consolidated financial statements included elsewhere in this prospectus. Research and development expense decreased Adjusted EBITDA as a percentage of net sales by 0.4% due to investments in both our core business, including the 2012 Trauma Acquisition within S.E.T., as well as targeted emerging technologies. Adjusted EBITDA as a percentage of net sales was favorably impacted 0.7% by lower other (income) expense due primarily to the other-than-temporary impairment loss on the Greek bonds.

For the Year Ended May 31, 2012 Compared to the Year Ended May 31, 2011

(in millions, except percentages)	Year Ended May 31, 2012(1)	Percentages of Net Sales	Year Ended May 31, 2011(1)	Percentages of Net Sales	Percentage Increase/(Decrease)
Net sales	$2,838.1	100.0%	$2,732.2	100.0%	3.9%
Cost of sales	775.5	27.3	724.2	26.5	7.1

Gross profit	2,062.6	72.7	2,008.0	73.5	2.7
Selling, general and administrative expense	1,172.2	41.3	1,156.2	42.3	1.4
Research and development expense	126.8	4.5	119.4	4.4	6.2
Amortization	327.2	11.5	367.9	13.5	(11.1)
Goodwill impairment charge	291.9	10.3	422.8	15.5	*
Intangible assets impairment charge	237.9	8.4	518.6	19.0	*

Operating loss	(93.4)	(3.3)	(576.9)	(21.1)	*
Interest expense	479.8	16.9	498.9	18.3	(3.8)
Other (income) expense	17.6	0.6	(11.2)	(0.4)	*

Other expense, net	497.4	17.5	487.7	17.9	2.0

Loss before income taxes	(590.8)	(20.8)	(1,064.6)	(39.0)	*
Benefit from income taxes	(132.0)	(4.6)	(214.8)	(7.9)	*

Net loss	$(458.8)	(16.2)%	$(849.8)	(31.1)%	*

Adjusted net income(2)	$241.6	8.5%	$197.3	7.2%	22.5%
Adjusted EBITDA(2)	$997.5	35.1%	$1,008.9	36.9%	(1.1)%

(1)	Certain amounts have been reclassified to conform to the current presentation. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for a description of the reclassification.
(2)	See “—Non-GAAP Disclosures.”

*	Not meaningful.

Sales

Net sales were $2,838.1 million for the year ended May 31, 2012, and $2,732.2 million for the year ended May 31, 2011. The following tables provide net sales by geography and product category:

Geography Sales Summary

(in millions, except percentages)	Year Ended May 31, 2012	Percentage of Net Sales	Year Ended May 31, 2011	Percentage of Net Sales	Percentage Increase/ Decrease
United States	$1,713.3	60.4%	$1,659.2	60.7%	3.3%
Europe	702.7	24.8	697.8	25.5	0.7
International(1)	422.1	14.8	375.2	13.8	12.5

Total	$2,838.1	100.0%	$2,732.2	100.0%	3.9%

(1)	International primarily includes Canada, Latin America and the Asia Pacific region.

Product Category Summary

(in millions, except percentages)	Year Ended May 31, 2012	Percentage of Net Sales	Year Ended May 31, 2011	Percentage of Net Sales	Percentage Increase/ (Decrease)
Knees	$941.8	33.2%	$914.4	33.5%	3.0%
Hips	633.0	22.3	598.0	21.9	5.9
Sports, Extremities, Trauma (S.E.T.)	361.6	12.7	319.8	11.7	13.1
Spine, Bone Healing and Microfixation	411.5	14.5	413.7	15.1	(0.5)
Dental	267.7	9.4	269.5	9.9	(0.7)
Cement, Biologics and Other	222.5	7.9	216.8	7.9	2.7

Total	$2,838.1	100.0%	$2,732.2	100.0%	3.9%

Knees

Net sales of knee products for the year ended May 31, 2012 were $941.8 million, or 33.2% of net sales, representing a 3.0% increase worldwide (2.3% increase on a constant currency basis) compared to net sales of $914.4 million, or 33.5% of net sales, during the year ended May 31, 2011. The worldwide knee sales growth was primarily due to increased sales in Europe and our International countries. Europe knee sales increased primarily due to sales growth of primary and revision components of our Vanguard® Knee, as well as demand for OSS™ Orthopaedic Salvage System. Knee sales grew in our International countries principally from increased demand for our Vanguard® Complete Knee System. Worldwide knee sales growth was partially offset by decreased partial knee sales. We believe partial knee sales have declined due to macroeconomic conditions impacting patients and competition from others with partial knee product offerings in the marketplace during the last several years.

Hips

Net sales of hip products for the year ended May 31, 2012 were $633.0 million, or 22.3% of net sales, representing a 5.9% increase worldwide (5.1% increase on a constant currency basis) compared to net sales of $598.0 million, or 21.9% of net sales, during the year ended May 31, 2011. We believe the sales increase was primarily driven by the strong market acceptance of the new Arcos® Modular Femoral Revision System, our Taperloc® Complete Hip Stem, E1® Antioxidant Infused Acetabular Liners and the new Active Articulation™ E1® Hip System. Our worldwide hip sales growth was impacted by the industry-wide erosion of metal-on-metal hip sales.

S.E.T.

Worldwide net sales of S.E.T. products for the year ended May 31, 2012 were $361.6 million, or 12.7% of net sales, representing a 13.1% increase (12.6% increase on a constant currency basis) compared to net sales of $319.8 million, or 11.7% of net sales, during the year ended May 31, 2011. Sales growth was driven by the JuggerKnot™ Soft Anchor due to increased volumes. During the fourth fiscal quarter, we completed the commercial launch of the JuggerKnot™ Short Soft Anchor used for foot and ankle repair, which also contributed to the growth. The Comprehensive® Primary and Reverse Shoulder Systems continued to drive strong sales growth for the extremity product category. During the fourth fiscal quarter we launched a couple of line extensions, including a small base plate for the reverse shoulder and E1® bearings which contributed to our extremity sales. External fixation product sales declined due to a continued market shift from external fixation to internal fixation products and competitive pressures, partially offset by increased internal fixation sales. The increased internal fixation sales were primarily due to sales growth for the OptiLock® VL Distal Radius Plating System, the OptiLock® Humeral Plating System, and the Phoenix™ Ankle Arthrodesis Nail System.

Spine, Bone Healing and Microfixation

Worldwide net sales of spine, bone healing and microfixation products for the year ended May 31, 2012 were $411.5 million, or 14.5% of net sales, representing a 0.5% decrease (0.6% decrease on a constant currency basis) compared to net sales of $413.7 million, or 15.1% of net sales, for the year ended May 31, 2011. We believe the spine market continued to be affected by mid-single-digit price erosion, soft volumes due to the general economy, a challenging reimbursement environment for some fusion procedures, and competition from physician-owned distributorships. The decreases were partially offset by increased microfixation product sales.

Dental

Worldwide net sales of Dental Reconstructive products for the year ended May 31, 2012 were $267.7 million, or 9.4% of net sales, representing a 0.7% decrease (1.3% decrease on a constant currency basis) compared to net sales of $269.5 million, or 9.9% of net sales, during the year ended May 31, 2011. The decreased dental sales were primarily due to weakness in the European market due to the economic uncertainty in the regions where we currently have the largest market share, which were partially offset by sales growth in the United States driven, in part, by increased average selling prices.

Cement, Biologics and Other

Worldwide net sales of cement, biologics and other products for the year ended May 31, 2012 were $222.5 million, or 7.8% of net sales, representing a 2.7% increase (2.1% increase on a constant currency basis) compared to net sales of $216.8 million, or 7.9% of net sales, during the year ended May 31, 2011. Sales of bone cement increased worldwide and in the United States during the year ended May 31, 2012, compared to the year ended May 31, 2011. Sales of Cobalt™ Bone Cement with Gentamicin, the Optipac® Pre-packed Vacuum Mixing System (not available in the United States) and our StageOne™ Hip and Knee Cement Spacer Molds, particularly the StageOne™ Select Modular Hip Spacer Molds, contributed to our sales growth in the bone cement and other reconstructive product category. The increased sales were partially offset by a decrease in sales of autologous therapies.

Cost of Sales

Cost of sales for the year ended May 31, 2012 increased to $775.5 million, compared to cost of sales for the year ended May 31, 2011 of $724.2 million, or 27.3% and 26.5% of net sales, respectively, an increase of $51.3 million or 0.8% of net sales. Cost of sales as a percentage of net sales increased primarily as a result of unfavorable manufacturing variances due to lower production volumes.

Gross Profit

Gross profit for the year ended May 31, 2012 increased to $2,062.6 million, compared to gross profit for the year ended May 31, 2011 of $2,008.0 million, or 72.7% and 73.5% of net sales, respectively, an increase of $54.6 million or a decrease of 0.8% of net sales. Gross profit as a percentage of net sales decreased primarily as a result of a decrease in average selling prices and unfavorable manufacturing due to lower production volumes.

Selling, General and Administrative Expense

Selling, general and administrative expense for the year ended May 31, 2012 and May 31, 2011 was $1,172.2 million and $1,156.2 million, respectively, or 41.3% and 42.3% of net sales, respectively, an increase of $16.0 million or a decrease of 1.0% of net sales. The expense decreased as a percentage of net sales during the year ended May 31, 2012 primarily due to our ability to leverage costs, operational restructuring and lower costs related to settlement of the FCPA investigation as compared to the year ended May 31, 2011, which were partially offset by a legal settlement related to the Heraeus litigation.

Research and Development Expense

Research and development expense during the year ended May 31, 2012 and May 31, 2011 was $126.8 million and $119.4 million, respectively, or 4.5% and 4.4% of net sales, respectively, an increase of $7.4 million or 0.1% of net sales. The slight increase in research and development expense for the year ended May 31, 2012 primarily related to our ongoing commitment to increase investment in clinical research and regulatory affairs within our business. Our principal research and development efforts related to primary and revision large joint reconstructive devices, S.E.T. products, spinal products, dental products, resorbable technologies, biomaterial products and autologous therapies.

Amortization

Amortization expense for the year ended May 31, 2012 was $327.2 million, or 11.5% of net sales, compared to $367.9 million for the year ended May 31, 2011, or 13.5% of net sales. This decrease was primarily due to the intangible asset impairment charge taken in the fourth quarter of fiscal 2012 related to our spine and bone healing and dental reconstructive reporting units and the intangible asset impairment charge taken in the fourth quarter of fiscal 2011 related to our Europe business, both described below.

Goodwill Impairment Charge

During fiscal year 2012, we recorded a $291.9 million goodwill impairment charge, primarily related to our spine and bone healing and dental reconstructive reporting units, due primarily to evidence of declining industry market growth rates in certain European and Asia Pacific markets and unfavorable margin trends resulting from changes in product mix in our dental reconstructive reporting unit and growth rate declines as compared to the original purchase accounting assumptions at the time of the 2007 Acquisition for our spine and bone healing reporting unit. During fiscal year 2011, we recorded a $422.8 million goodwill impairment charge, primarily related to our Europe business due to the continued market slowdown in Europe relative to our original purchase accounting assumptions at the time of the 2007 Acquisition due to the continued financial and credit challenges in some European countries.

Intangible Assets Impairment Charge

During fiscal year 2012, we recorded a $237.9 million definite and indefinite- lived intangible asset impairment charge, related to the factors discussed in the Goodwill Impairment Charge paragraph above. During fiscal year 2011, we recorded a $518.6 million definite and indefinite-lived intangible asset impairment charge, related to the factors discussed in the Goodwill Impairment Charge paragraph above.

Interest Expense

Interest expense was $479.8 million for the year ended May 31, 2012, compared to interest expense of $498.9 million for the year ended May 31, 2011. The change in interest expense was primarily due to a lower average interest rate on our term loan facilities as our interest rate swaps continue to mature, moving more of our term loan facilities from fixed to floating rate debt.

Other (Income) Expense

Other (income) expense was expense of $17.6 million for the year ended May 31, 2012, compared to income of $11.2 million for the year ended May 31, 2011. The decrease is primarily due to an other-than-temporary impairment that was recorded on Greek bonds of $20.1 million for the year ended May 31, 2012 and $7.1 million of expense due to revaluation of our foreign cash accounts.

Benefit from Income Taxes

The effective income tax rate was 22.3% for the year ended May 31, 2012 compared to 20.2% for the year ended May 31, 2011. The primary factor in determining the effective tax rate is the mix of various jurisdictions in which profits have to be earned and taxed. The effective tax rate was also impacted by non-deductible goodwill impairment. In fiscal 2012 and fiscal 2011, $291.9 million and $422.8 million of goodwill impairment charges, respectively, were treated as non-deductible permanent differences and contributed significantly to the effective tax rate being lower than U.S. statutory tax rates. Other items impacting the effective tax rate for the year ended May 31, 2012 include decreases due to income inclusions related to U.S. anti-deferral provisions and updated assertions regarding the permanent reinvestment of earnings of foreign operations, offset by settlements relating to uncertain tax benefits and changes in statutory tax rates (particularly in the United Kingdom). The May 31, 2011 effective tax rate was decreased due to an increase in valuation allowance relating to state and foreign net operating loss carryforwards and an increase in liabilities for uncertain tax benefits, offset by reductions to the company’s state effective tax rate (primarily due to New Jersey’s change to single-sales factor) as well as the reduction in United Kingdom corporate tax rates.

Non-GAAP Financial Measures

Adjusted Net Income

Adjusted net income increased to $241.6 million for the year ended May 31, 2012 compared to $197.3 million for the year ended May 31, 2011, or 8.5% and 7.2% of net sales, respectively. The $44.3 million improvement in Adjusted net income was impacted favorably by $6.1 million of additional operating income. On a percentage of net sales basis, Adjusted net income was unfavorably impacted by lower gross profit partially offset by lower selling, general and administrative and research and development expense. Interest expense was lower by $19.1 million or 1.4% of net sales due to a lower average interest rate on our term loan facilities as our interest rate swaps continue to mature, moving more of our term loan facilities from fixed to floating rate debt. The effective tax rate attributable to Adjusted net income decreased to 27.6% for the year ended May 31, 2012 from 41.5% for the year ended May 31, 2011, which represented an improvement of 1.9% of net sales. The effective tax rate decreased as a result of the impact of supply chain improvements on the mix of various jurisdictions in which profits were earned and taxed.

Adjusted EBITDA

Adjusted EBITDA was $997.5 million for the year ended May 31, 2012 compared to $1,008.9 million for the year ended May 31, 2011, or 35.1% and 36.9% of net sales, respectively. Gross profit decreased Adjusted EBITDA by 1.0% of net sales primarily as a result of a decrease in average selling prices and unfavorable manufacturing variances due to lower production volumes. Selling, general and administrative expense increased Adjusted EBITDA by 0.3% of net sales due to our ability to leverage costs and due to lower costs. An increase of 0.2% in research and development expense decreased Adjusted EBITDA as a percentage of net sales. Other (income) expense unfavorably impacted Adjusted EBITDA by 1.0% of net sales as a result of other-than-temporary impairment on Greek bonds.

Liquidity and Capital Resources

The following is a summary of the cash flows by activity for the years-ended May 31, 2013, 2012 and 2011 and the nine months ended February 28, 2014 and 2013:

	Nine Months Ended February 28,		Fiscal Year Ended May 31,
(in millions)	2014	2013	2013	2012	2011
Net cash from (used in):
Operating activities	$325.6	$273.8	$468.5	$377.3	$380.1
Investing activities	(308.9)	(433.8)	(488.6)	(144.0)	(205.0)
Financing activities	(164.6)	(130.9)	(134.7)	(38.1)	(51.4)
Effect of exchange rate changes on cash	4.7	15.9	18.0	(30.6)	15.0

Change in cash and cash equivalents	$(143.2)	$(275.0)	$(136.8)	$164.6	$138.7

Our cash and cash equivalents were $212.4 million as of February 28, 2014, compared to $217.4 million as of February 28, 2013. We generally maintain our cash and cash equivalents and investments in money market funds, time deposits and debt instruments. Cash and cash equivalents held outside of the United States were $181.8 million as of February 28, 2014. If we were to repatriate this cash back to the United States, additional tax of up to 35%, the maximum federal tax rate, could be incurred. In addition, we require a certain amount of cash to support on-going operations outside the United States.

Our cash and cash equivalents were $355.6 million as of May 31, 2013 compared to $492.4 million as of May 31, 2012. We generally maintain our cash and cash equivalents and investments in money market funds, corporate bonds and debt instruments. Cash and cash equivalents held outside of the United States were $320.3 million as of May 31, 2013. If we were to repatriate this cash back to the United States, additional tax of up to 35.0%, the maximum federal tax rate, could be incurred. In addition, we require a certain amount of cash to support on-going operations outside the United States.

Operating Cash Flows

Net cash provided by operating activities was $325.6 million for the nine months ended February 28, 2014, compared to cash flows provided of $273.8 million for the nine months ended February 28, 2013. The increase in cash from operating activities was primarily related to the $28.5 million decrease in cash paid for interest as a result of our refinancing activities in fiscal years 2014 and 2013 and improvements in working capital, partially offset by increased cash paid for taxes of $20.7 million. Cash generated by operating activities continued to be a source of funds for deleveraging and investing in our growth.

Net cash provided by operating activities was $468.5 million for the year ended May 31, 2013, compared to cash flows provided of $377.3 million for the year ended May 31, 2012. Cash generated by operating activities continued to be a source of funds for deleveraging and investing in our growth. The increase in cash provided by operating activities of $91.2 million was primarily due to cash interest savings due to our refinancing activities.

Net cash provided by operating activities was $377.3 million for the year ended May 31, 2012, compared to cash flows provided of $380.1 million for the year ended May 31, 2011. The decrease in cash provided by operating activities of $2.8 million was primarily due to an increase in cash paid for taxes due to net operating losses being fully utilized in the United States and an increase in accounts receivable due to increased sales with an increase in days sales outstanding, which was offset by favorability in inventory and accounts payable.

Investing Cash Flows

Net cash used in investing activities was $308.9 million for the nine months ended February 28, 2014, compared to cash used of $433.8 million for the nine months ended February 28, 2013. The decrease in cash used in investing activities was primarily due to the 2012 Trauma Acquisition purchase price of $280.0 million included in the nine months ended February 28, 2013, partially offset by the 2013 Spine Acquisition purchase price of $148.8 million included in the nine months ended February 28, 2014.

Net cash used in investing activities was $488.6 million for the year ended May 31, 2013 and $144.0 million for the year ended May 31, 2012. The investing cash flow decrease was primarily due to the 2012 Trauma Acquisition purchase price of $280.0 million and an increase in capital expenditures of $24.7 million during the year ended May 31, 2013, as compared to the year ended May 31, 2012. Additionally, during the year ended May 31, 2012 we received proceeds from the sales/maturities of investments of $42.1 million primarily related to the sale of a time deposit.

Net cash used in investing activities was $144.0 million for the year ended May 31, 2012 and $205.0 million for the year ended May 31, 2011. The decrease in cash used in investing activities year-over-year was primarily related to the investment in time deposits. During the fiscal year ended May 31, 2011 we invested in $78.7 million in time deposits and received proceeds of $44.3 million also related to the time deposits. During the fiscal year ended May 31, 2012 we received $33.4 million in proceeds related to the time deposits, but did not make any additional investments.

Financing Cash Flows

Net cash used in financing activities was $164.6 million for the nine months ended February 28, 2014, compared to cash used in financing activities of $130.9 million for the nine months ended February 28, 2013. The difference was primarily related to the refinancing activities during the fiscal year 2014 and 2013. Additional cash was used for discretionary debt paydown in the nine months ended February 28, 2014, partially offset by increased proceeds under revolvers in fiscal year 2014 and higher refinancing fees of $62.3 million during the nine months ended February 28, 2013.

Net cash used in financing activities was $134.7 million for the year ended May 31, 2013, compared to $38.1 million for the year ended May 31, 2012. The difference was primarily related to the refinancing activities. We received proceeds of $3,396.2 million related to the offerings of our 6.500% senior notes due 2020 and 6.500% senior subordinated notes due 2020 and term loans and tendered or retired $3,423.0 million of senior notes due 2017 and term loans. Additionally, we incurred $79.0 million of fees related to the refinancing activities.

Net cash used in financing activities was $38.1 million for the year ended May 31, 2012, compared to $51.4 million for the year ended May 31, 2011. The decrease in cash used in financing activities year-over-year was primarily related to a discretionary repurchase of $10.0 million par value of senior cash pay notes for $11.2 million in the fiscal year ended May 31, 2011.

Balance Sheet Metrics

Cash flows from operations are impacted by profitability and changes in operating working capital. Management monitors operating working capital with particular focus on certain metrics, including days sales outstanding, or DSO, and inventory turns. The following is a summary of our DSO and inventory turns for the fiscal years ended May 31, 2013 and 2012, and nine months ended February 28, 2014.

	February 28, 2014	May 31, 2013	May 31, 2012
Days Sales Outstanding(1)	65.2	62.7	61.6
Inventory Turns(2)	1.53	1.50	1.38

(1)	DSO is calculated by dividing the quarter-over-quarter average accounts receivable balance by the last quarter net sales multiplied by 91.25 days.
(2)	Inventory turns are calculated by dividing the last twelve months cost of sales by the year-over-year average net inventory balance.

We use DSO as a measure that places emphasis on how quickly we collect our accounts receivable balances from customers. The decrease in DSOs compared to May 31, 2013 is primarily due to seasonality factors. The increase in DSOs when comparing May 31, 2013 to May 31, 2012 was due to a slowdown in collections in both the United States and Europe.

We use inventory turns as a measure that places emphasis on how quickly we turn over our inventory. Inventory turns at February 28, 2014 improved compared to May 31, 2013 as a result of improved inventory utilization. Inventory turns improved at May 31, 2013, compared to May 31, 2012, due to certain product rationalization efforts.

Non-GAAP Disclosures

We use certain non-GAAP financial measures including Adjusted EBITDA and Adjusted net income that differ from financial measures calculated in accordance with U.S. generally accepted accounting principles, or GAAP. These non-GAAP financial measures may not be comparable to similar measures reported by other companies and should be considered in addition to, and not as a substitute for, or superior to, other measures prepared in accordance with GAAP. Management exercises judgment in determining which types of charges or other items should be excluded from non-GAAP financial measures. Management uses this non-GAAP information internally to evaluate the performance of the core operations, establish operational goals and forecasts that are used in allocating resources and to evaluate our performance period-over-period. Additionally, our management is evaluated on the basis of some of these non-GAAP financial measures when determining achievement of their incentive compensation performance targets. We believe that our disclosure of these non-GAAP financial measures provides investors greater transparency to the information used by management for its financial and operational decision-making and enables investors to better understand our period-over-period operating performance. We also believe Adjusted EBITDA and Adjusted net income are widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, tax jurisdictions, capital structures and the methods by which assets were acquired.

We define “Adjusted EBITDA” to mean earnings before interest, taxes, depreciation and amortization, as adjusted for certain expenses. We define “Adjusted net income” to mean earnings as adjusted for certain expenses. The term “as adjusted,” a non-GAAP financial measure, refers to financial performance measures that exclude certain income statement line items, such as interest, taxes, depreciation or amortization, and/or exclude certain expenses, such as certain litigation expenses, acquisition expenses, operational restructuring charges, advisory fees paid to the Principal Stockholders, asset impairment charges, losses on extinguishment of debt, purchase accounting costs, losses on swap liabilities and other related charges.

Adjusted EBITDA and Adjusted net income do not represent, and should not be a substitute for, net income or cash flows from operations as determined in accordance with GAAP. Adjusted EBITDA and Adjusted net income have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:

•	Adjusted EBITDA and Adjusted net income do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA and Adjusted net income do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	several of the adjustments that we use in calculating Adjusted EBITDA and Adjusted net income, such as asset impairment charges, while not involving cash expense, do have a negative impact on the value our assets as reflected in our consolidated balance sheet prepared in accordance with GAAP.

Reconciliations of historical net income (loss) to Adjusted EBITDA and Adjusted net income are set forth in the following table:

	Nine Months Ended February 28,		Fiscal Year Ended May 31,
(in millions)	2014	2013	2013	2012	2011
Adjusted EBITDA:
Net income (loss), as reported	$(29.9)	$(402.2)	$(623.4)	$(458.8)	$(849.8)
Plus (minus):
Interest expense	274.4	310.8	398.8	479.8	498.9
Benefit from income taxes	(39.7)	(106.2)	(117.7)	(132.0)	(214.8)
Depreciation and amortization	378.4	364.8	495.4	509.4	549.0
Special items, before amortization and depreciation from purchase accounting, interest and tax(1)	208.1	602.7	883.2	599.1	1,025.6

Adjusted EBITDA	$791.3	$769.9	$1,036.3	$997.5	$1,008.9

Adjusted net income:
Net income (loss), as reported	$(29.9)	$(402.2)	$(623.4)	$(458.8)	$(849.8)
Plus:
Special items, after tax(2)	332.3	644.1	964.1	700.4	1,047.1

Adjusted net income	$302.4	$241.9	$340.7	$241.6	$197.3

(1)	A reconciliation of special items, before amortization and depreciation from purchase accounting, interest and tax is as follows:

	Nine Months Ended February 28,		Fiscal Year Ended May 31,
(in millions)	2014	2013	2013	2012	2011
Special items
Certain litigation expenses(a)	$122.5	$32.4	$57.9	$8.6	$12.5
Acquisition expenses(b)	19.9	11.8	16.7	4.6	—
Operational restructuring(c)	50.9	45.1	59.1	45.8	61.6
Principal Stockholders fee(d)	8.2	8.2	11.0	10.3	10.1
Asset impairment(e)	—	334.1	567.4	529.8	941.4
Loss on extinguishment of debt(f)	6.6	171.1	171.1	—	—

Special items, before amortization and depreciation from purchase accounting, interest and tax	$208.1	$602.7	$883.2	$599.1	$1,025.6

(2)	A reconciliation of special items, after tax is as follows:

	Nine Months Ended February 28,		Fiscal Year Ended May 31,
(in millions)	2014	2013	2013	2012	2011
Special items, before amortization and depreciation from purchase accounting, interest and tax	$208.1	$602.7	$883.2	$599.1	$1,025.6
Amortization and depreciation from purchase accounting(g)	227.5	219.4	299.6	325.6	376.3
Loss on swap liability(h)	21.8	—	—	—	—
Tax effect(i)	(125.1)	(178.0)	(218.7)	(224.3)	(354.8)

Special items, after tax	$332.3	$644.1	$964.1	$700.4	$1,047.1

(a)	Certain litigation, including expenses, settlements and adjustments to reserves during the year, including the metal-on-metal hip products litigation described in “Business—Legal Matters,” that we believe are not reflective of our ongoing operational performance are excluded from non-GAAP financial measures. We incur legal and settlement expenses in the ordinary course of our business, but we believe the items included in this line are unusual either in amount or subject matter. We believe this information is useful to investors in that it aids period-over-period comparability.
(b)	We exclude acquisition-related expenses for the 2012 Trauma Acquisition and 2013 Spine Acquisition from non-GAAP financial measures that are not reflective of our ongoing operational performance. We believe this information is useful to investors in that it provides period-over-period comparability.
(c)	Operational restructuring charges relate principally to employee severance, facility consolidation costs and building impairments resulting from the closure of facilities. Operational restructuring charges include abnormal manufacturing variances related to temporary redundant overhead costs within our plant network as we continue to rationalize and move production to our larger operating locations in order to increase manufacturing efficiency. Operational restructuring also includes consulting expenses related to operational initiatives and other related costs. Operational restructuring also includes product rationalization charges to increase efficiencies among our products and reduce product overlap, including steps we take to integrate products we acquire. Operational restructuring also includes the loss on the divestiture of our bracing business in fiscal year 2013. We exclude these costs from non-GAAP financial measures primarily because they are not reflective of ongoing operating results, and they are not used by management to assess ongoing operational performance. We believe this information is useful to investors in that it provides period-over-period comparability.
(d)	Upon completion of the 2007 Acquisition, we entered into a management services agreement with certain affiliates of our Principal Stockholders, pursuant to which such affiliates of our Principal Stockholders or their successors, assigns, affiliates, officers, employees, and/or representatives and third parties (collectively, the “Managers”) provide management, advisory, and consulting services to us. Pursuant to such agreement, our Principal Stockholders receive a quarterly monitoring fee equal to 1% of our quarterly Adjusted EBITDA (as defined by our senior secured credit facilities) as compensation for the services rendered and reimbursement for out-of-pocket expenses incurred by the Managers in connection with the agreement. We exclude these costs from non-GAAP financial measures primarily because they are not reflective of ongoing operating results and they are not used by management to assess ongoing operational performance. In addition, we have excluded these costs from non-GAAP financial measures because the management services agreement will terminate in connection with the completion of this offering. We believe this information is useful to investors in that it provides period-over-period comparability.
(e)	Non-cash asset impairment charges are excluded from non-GAAP financial measures because they are not reflective of our ongoing operational performance or liquidity.

•	During the nine months ended February 28, 2013, we recorded a $233.0 million goodwill impairment charge and a $101.1 million definite and indefinite-lived intangible asset impairment charge associated with our dental reconstructive reporting unit.

•	During fiscal year 2013, we recorded a $473.0 million goodwill impairment charge and a $94.4 million definite and indefinite-lived intangible asset impairment charge associated with our dental reconstructive and Europe reporting units.

•	During fiscal year 2012, we recorded a $291.9 million goodwill impairment charge and a $237.9 million definite and indefinite-lived intangible asset impairment charge primarily associated with our dental reconstructive and spine and bone healing reporting units.

•	During fiscal year 2011, we recorded a $422.8 million goodwill impairment charge and a $518.6 million definite and indefinite-lived intangible asset impairment charge primarily associated with our Europe reporting unit.

We believe this information is useful to investors in that it provides period-over-period comparability.

(f)	Loss on extinguishment of debt charges include write off of deferred financing fees, dealer manager fees and tender/call premium on retirement of bonds. We exclude these charges from non-GAAP measures because they are not reflective of our ongoing operational performance or liquidity. We believe this information is useful to investors in that it provides period-over-period comparability.
(g)	Amortization and depreciation from purchase accounting adjustments that is related to the 2007 Acquisition, 2012 Trauma Acquisition and 2013 Spine Acquisition are excluded from non-GAAP financial measures. These amortization amounts represent the additional amortization expenses in each period attributable to the step-up of amortizable assets to fair value due to the application of purchase accounting. We believe this information is useful to investors in that it provides period-over-period comparability. Further, these amounts are not used by management to assess ongoing operational performance.
(h)	Loss on swap liability charges include a one-time charge to interest expense related to the termination of our euro-denominated term loans. We believe this information is useful to investors in that it provides period-over-period comparability.
(i)	Tax effect is calculated based upon the tax rates applicable to the jurisdictions where the special items were incurred.

Special Items

The following tables indicate how each of the special items noted above are reflected in our financial statements.

For the Nine Months Ended February 28, 2014 and 2013

	Nine Months Ended February 28, 2014
(in millions)	Cost of Sales	Selling, general and administrative expense	Research and development expense	Amortization	Interest expense	Other (income) expense	Total
Certain litigation(1)	$101.1	$21.4	$—	$—	$—	$—	$122.5
Acquisition expenses(2)	4.7	15.2	—	—	—	—	19.9
Operational restructuring(3)	45.3	5.8	0.1	—	—	(0.3)	50.9
Principal Stockholders fee(4)	—	8.2	—	—	—	—	8.2
Loss on extinguishment of debt(6)	—	—	—	—	—	6.6	6.6

Special items, before amortization from purchase accounting, interest and tax	$151.1	$50.6	$0.1	$—	$—	$6.3	$208.1
Amortization from purchase accounting(7)	—	—	—	227.5	—	—	227.5
Loss on swap liability(8)	—	—	—	—	21.8	—	21.8
Tax effect(9)	—	—	—	—	—	—	(125.1)

Special items, after tax	$151.1	$50.6	$0.1	$227.5	$21.8	$6.3	$332.3

	Nine Months Ended February 28, 2013
(in millions)	Cost of Sales	Selling, general and administrative expense	Research and development expense	Amortization	Goodwill and intangible assets impairment charge	Other (income) expense	Total
Certain litigation(1)	$23.1	$9.3	$—	$—	$—	$—	$32.4
Acquisition expenses(2)	3.3	8.5	—	—	—	—	11.8
Operational restructuring(3)	35.4	6.3	0.2	—	—	3.2	45.1
Principal Stockholders fee(4)	—	8.2	—	—	—	—	8.2
Asset impairment(5)	—	—	—	—	334.1	—	334.1
Loss on extinguishment of debt(6)	—	—	—	—	—	171.1	171.1

Special items, before amortization from purchase accounting, interest and tax	$61.8	$32.3	$0.2	$—	$334.1	$174.3	$602.7
Amortization from purchase accounting(7)	—	—	—	219.4	—	—	219.4
Tax effect(9)	—	—	—	—	—	—	(178.0)

Special items, after tax	$61.8	$32.3	$0.2	$219.4	$334.1	$174.3	$644.1

Years Ended May 31, 2013, 2012 and 2011

	Year Ended May 31, 2013
(in millions)	Cost of Sales	Selling general and administrative expense	Research and development expense	Amortization	Goodwill and intangible assets impairment charge	Other (income) expense	Total
Certain litigation(1)	$42.9	$15.0	$—	$—	$—	$—	$57.9
Acquisition expenses(2)	7.4	9.3	—	—	—	—	16.7
Operational restructuring(3)	37.9	10.5	1.1	—	—	9.6	59.1
Principal Stockholders fee (4)	—	11.0	—	—	—	—	11.0
Asset impairment(5)	—	—	—	—	567.4	—	567.4
Loss on extinguishment of debt(6)	—	—	—	—	—	171.1	171.1

Special items, before amortization and depreciation from purchase accounting, interest and tax	$88.2	$45.8	$1.1	$—	$567.4	$180.7	$883.2
Amortization and depreciation from purchase accounting(7)	—	—	—	299.6	—	—	299.6
Tax effect(9)	—	—	—	—	—	—	(218.7)

Special items, after tax	$88.2	$45.8	$1.1	$299.6	$567.4	$180.7	$964.1

	Year Ended May 31, 2012
(in millions)	Cost of Sales	Selling general and administrative expense	Research and development expense	Amortization	Goodwill and intangible assets impairment charge	Total
Certain litigation(1)	$3.3	$5.3	$—	$—	$—	$8.6
Acquisition expenses(2)	0.2	4.4	—	—	—	4.6
Operational restructuring(3)	33.0	12.6	0.2	—	—	45.8
Principal Stockholders fee (4)	—	10.3	—	—	—	10.3
Asset impairment(5)	—	—	—	—	529.8	529.8

Special items, before amortization and depreciation from purchase accounting, interest and tax	$36.5	$32.6	$0.2	$—	$529.8	$599.1
Amortization and depreciation from purchase accounting(7)	10.8	—		314.8		325.6
Tax effect(9)	—	—	—	—	—	(224.3)

Special items, after tax	$47.3	$32.6	$0.2	$314.8	$529.8	$700.4

	Year Ended May 31, 2011
(in millions)	Cost of Sales	Selling general and administrative expense	Research and development expense	Amortization	Goodwill and intangible assets impairment charge	Total
Certain litigation(1)	$0.4	$12.1	$—	$—	$—	$12.5
Operational restructuring(3)	31.9	27.6	2.1	—	—	61.6
Principal Stockholders fee (4)	—	10.1	—	—	—	10.1
Asset impairment(5)	—	—	—	—	941.4	941.4

Special items, before amortization and depreciation from purchase accounting, interest and tax	$32.3	$49.8	$2.1	$—	$941.4	$1,025.6
Amortization and depreciation from purchase accounting(7)	17.8	—	—	358.5	—	376.3
Tax effect(9)	—	—	—	—	—	(354.8)

Special items, after tax	$50.1	$49.8	$2.1	$358.5	$941.4	$1,047.1

(1)	Certain litigation, including expenses, settlements and adjustments to reserves during the year, including the metal-on-metal hip products litigation described in “Business—Legal Matters,” that we believe are not reflective of our ongoing operational performance are excluded from non-GAAP financial measures. We incur legal and settlement expenses in the ordinary course of our business, but we believe the items included in this line are unusual either in amount or subject matter. We believe this information is useful to investors in that it aids period-over-period comparability.
(2)	We exclude acquisition-related expenses for the 2012 Trauma Acquisition and 2013 Spine Acquisition from non-GAAP financial measures that are not reflective of our ongoing operational performance. We believe this information is useful to investors in that it provides period-over-period comparability.
(3)

Operational restructuring charges relate principally to employee severance, facility consolidation costs and building impairments resulting from the closure of facilities. Operational restructuring charges include abnormal manufacturing variances related to temporary redundant overhead costs within our plant network as we continue to rationalize and move production to our larger operating locations in order to increase manufacturing efficiency. Operational restructuring also includes consulting expenses related to operational initiatives and other related costs. Operational restructuring also includes product rationalization charges to increase efficiencies among our products and reduce product overlap, including steps we take to integrate products we acquire. Operational restructuring also includes the loss on the divestiture of our bracing business in fiscal year 2013. We exclude these costs from non-GAAP financial measures primarily because they are not reflective of ongoing operating results, and they are not used by management to assess ongoing operational performance. We believe this information is useful to investors in that it provides period-over-period comparability.
(4)	Upon completion of the 2007 Acquisition, we entered into a management services agreement with certain affiliates of our Principal Stockholders, pursuant to which such affiliates of our Principal Stockholders or their successors, assigns, affiliates, officers, employees, and/or representatives and third parties (collectively, the “Managers”) provide management, advisory, and consulting services to us. Pursuant to such agreement, our Principal Stockholders receive a quarterly monitoring fee equal to 1% of our quarterly Adjusted EBITDA (as defined by our senior secured credit facilities) as compensation for the services rendered and reimbursement for out-of-pocket expenses incurred by the Managers in connection with the agreement. We exclude these costs from non-GAAP financial measures primarily because they are not reflective of ongoing operating results and they are not used by management to assess ongoing operational performance. In addition, we have excluded these costs from non-GAAP financial measures because the management services agreement will terminate in connection with the completion of this offering. We believe this information is useful to investors in that it provides period-over-period comparability
(5)	Non-cash asset impairment charges are excluded from non-GAAP financial measures because they are not reflective of our ongoing operational performance or liquidity.

•	During the nine months ended February 28, 2013, we recorded a $233.0 million goodwill impairment charge and a $101.1 million definite and indefinite-lived intangible asset impairment charge associated with our dental reconstructive reporting unit.

•	During fiscal year 2013, we recorded a $473.0 million goodwill impairment charge and a $94.4 million definite and indefinite-lived intangible asset impairment charge associated with our dental reconstructive and Europe reporting units.

•	During fiscal year 2012, we recorded a $291.9 million goodwill impairment charge and a $237.9 million definite and indefinite-lived intangible asset impairment charge primarily associated with our dental reconstructive and spine and bone healing reporting units.

•	During fiscal year 2011, we recorded a $422.8 million goodwill impairment charge and a $518.6 million definite and indefinite-lived intangible asset impairment charge primarily associated with our Europe reporting unit.

We believe the exclusion of this information in the applicable non-GAAP financial measure is useful to investors in that it provides period-over-period comparability.

(6)	Loss on extinguishment of debt charges include write off of deferred financing fees, dealer manager fees and tender/call premium on retirement of bonds. We exclude these charges from non-GAAP measures because they are not reflective of our ongoing operational performance or liquidity. We believe this information is useful to investors in that it provides period-over-period comparability.
(7)	Amortization and depreciation from purchase accounting adjustments that is related to the 2007 Acquisition, 2012 Trauma Acquisition and 2013 Spine Acquisition are excluded from non-GAAP financial measures. These amortization amounts represent the additional amortization expenses in each period attributable to the step-up of amortizable assets to fair value due to the application of purchase accounting. We believe this information is useful to investors in that it provides period-over-period comparability. Further, these amounts are not used by management to assess ongoing operational performance.

(8)	Loss on swap liability charges include a one-time charge to interest expense related to the termination of our euro-denominated term loans. We believe this information is useful to investors in that it provides period-over-period comparability.
(9)	Tax effect is calculated based upon the tax rates applicable to the jurisdictions where the special items were incurred.

Credit Facilities and Notes

Senior Secured Credit Facilities

On September 25, 2007, we entered into a credit agreement and related security and other agreements providing for (a) a $2,340.0 million U.S. dollar-denominated term loan facility and a €875.0 million (approximately $1,207.4 million at September 25, 2007) euro-denominated term loan facility and (b) $400.0 million cash flow revolving credit facilities with Bank of America, N.A. as administrative agent and collateral agent. We refer to our term loan facilities and our cash flow revolving credit facilities collectively as the “senior secured credit facilities.”

The credit agreement governing our senior secured credit facilities also contains certain customary affirmative covenants and events of default.

On August 2, 2012, we entered into an amendment and restatement agreement that amended our existing senior secured credit facilities. The amendment (i) extended the maturity of approximately $1,007.2 million of our U.S. dollar-denominated term loans and approximately €631.3 million of our euro-denominated term loans under the credit facility to July 25, 2017, (ii) refinanced and replaced the previous alternative currency revolving credit commitments under the credit facility with a new class of alternative currency revolving credit commitments in an aggregate amount of $165.0 million and (iii) refinanced and replaced the previous U.S. dollar revolving credit commitments under the credit facility with a new class of U.S. dollar-denominated revolving credit commitments in an aggregate amount of $165.0 million. The new revolving credit commitments will mature on April 25, 2017, except that, if as of December 23, 2014, there is an outstanding aggregate principal amount of non-extended U.S. dollar and euro term loans in excess of $200.0 million, then such revolving credit commitments will mature on December 24, 2014.

A joinder agreement dated October 4, 2012 was entered into pursuant to our senior secured credit facilities, as amended by the amendment and restatement agreement dated August 2, 2012. By entering into the joinder agreement, the joining lenders party thereto have agreed to extend the maturity of approximately $392.7 million of Biomet’s U.S. dollar-denominated term loans and approximately €32.9 million of Biomet’s euro-denominated term loans, to July 25, 2017. The term loans extended pursuant to the joinder agreement are on terms identical to the terms loans that were extended pursuant to the amendment and restatement agreement entered into on August 2, 2012. The remaining term loans of the lenders under the senior secured credit facilities who did not elect to extend such loans either pursuant to the amendment and restatement agreement, entered into on August 2, 2012, or the subsequent joinder agreement will continue to mature on March 25, 2015.

In addition, on December 27, 2012, we completed a $730.0 million add-on to our extended U.S. dollar-denominated term loan. The proceeds from the add-on were used to refinance the non-extended U.S. dollar- denominated term B loan, which was net of fees associated with the add-on closing. The terms of the add-on are consistent with the terms in the amended and restated agreement entered into on August 2, 2012.

On September 10, 2013, Biomet retired €167.3 million ($221.4 million) principal amount of its euro-denominated term loan using cash on hand. On September 25, 2013, Biomet completed an $870.5 million U.S. dollar-denominated term loan offering, the proceeds of which were used to retire the remaining euro-denominated term loan principal balance of €657.7 million ($870.2 million). Concurrently with the new $870.5 million U.S. dollar-denominated term loan offering, Biomet also completed a repricing of its existing

$2,111.4 million extended U.S. dollar-denominated term loan to LIBOR + 3.50%. The terms of the new term loan are consistent with the existing extended U.S. dollar-denominated term loan.

Our senior secured credit facilities contain a number of covenants that, among other things are subject to certain exceptions, will restrict our ability and the ability of our restricted subsidiaries to: (1) incur additional indebtedness; (2) pay dividends on our capital stock or redeem, repurchase or retire our capital stock or indebtedness; (3) make investments, loans, advances and acquisitions; (4) create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries; (5) engage in transactions with our affiliates; (6) sell assets, including capital stock of our subsidiaries; (7) consolidate or merge; (8) create liens; and (9) enter into sale and lease-back transactions. The credit agreement governing our senior secured credit facilities does not require us to comply with any financial ratio maintenance covenants. As of February 28, 2014, we were in compliance with our covenants and intend to maintain compliance.

Asset-based Revolving Credit Facility

On November 14, 2012, Biomet replaced and refinanced its asset-based revolving credit facility with a new asset-based revolving credit facility that has a U.S. borrower tranche of up to $400.0 million and a European borrower tranche denominated in euros of up to the euro-equivalent of $100.0 million. The European borrower tranche is secured by certain foreign assets of European subsidiary borrowers and the U.S. borrowers under the U.S. tranche guarantee the obligations of any such European subsidiary borrowers (and such guarantees are secured by the current assets collateral that secures the direct obligations of such U.S. borrowers under such U.S. tranche). Our asset-based revolving credit facility matures on July 25, 2017.

The U.S. borrowing base at any time will equal the sum of 85% of eligible accounts receivable and 85% of the net orderly liquidation value of eligible inventory (not to exceed 65% of the borrowing base), less certain reserves and subject to certain limitations on eligible consignment inventory and accounts receivable owed by non- U.S. persons. The asset-based credit agreement includes a $100 million U.S. sublimit for letters of credit under the U.S. subfacility and the euro equivalent of $25.0 million sublimit for letters of credit under the Dutch subfacility. Under the U.S. subfacility there is also a swingline sublimit for same-day borrowings of up to the lesser of (i) $50.0 million and (ii) the aggregate principal amount of the commitments under the U.S. sub-facility. As of February 28, 2014, $100.0 million was outstanding under our asset-based revolving credit facility.

Borrowings under the asset-based credit agreement bear interest at a rate per annum dependent upon the average availability of the applicable subfacility as set forth in the following pricing grid:

Average Availability	Adjusted Eurocurrency Rate for Loans and Letter of Credit Fees	Base Rate
≥66 2⁄3%	1.75%	0.75%
<66 2⁄3% but ≥33 1⁄3%	2.00%	1.00%
<33 1⁄3%	2.25%	1.25%

In addition, we are required to pay a commitment fee of (i) 0.25% per annum if the amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the senior secured asset-based revolving credit facility exceed 50% of the commitment amount, and (ii) if otherwise, 0.375% per annum, on the average daily unused portion of the senior secured asset-based revolving credit facility, payable quarterly in arrears.

The senior secured asset-based revolving credit facility will mature on July 25, 2017; provided, however, that if as of December 23, 2014, there is an outstanding aggregate principal amount of non-extended U.S. dollar and euro term loans in excess of $200 million under our cash flow credit agreement, then the loans under the Credit Agreement will mature on December 24, 2014.

As is the case with our senior secured credit facilities described above, our asset-based revolving credit facility contains a number of covenants that restrict us. The credit agreement governing our asset-based revolving credit facility also contains certain customary affirmative covenants and events of default. As of February 28, 2014, we were in compliance with our covenants and intend to maintain compliance.

Notes

On August 8, 2012 Biomet completed its offering of $1.0 billion aggregate principal amount of 6.500% senior notes. We used the net proceeds of this offering to fund a tender offer for any and all of our outstanding senior toggle notes, including related fees and expenses, and to purchase, redeem, defease or otherwise acquire or retire our outstanding indebtedness. On October 2, we completed our offering of $825.0 million aggregate principal amount of additional 6.500% senior notes and $800.0 million aggregate principal amount of 6.500% senior subordinated notes. We used the net proceeds of those offerings, together with cash on hand and other sources, to purchase any and all of our 10% Senior Cash Pay Notes and $940.0 million principal amount of our outstanding 11 5⁄8% Senior Subordinated Notes. On November 1, 2012, we purchased and redeemed all remaining outstanding 10% Senior Cash Pay Notes and 11 5⁄8% Senior Subordinated Notes using cash on hand and asset-based revolver proceeds. All of the notes were issued by Biomet and are guaranteed by each of its existing and future wholly-owned domestic subsidiaries that guarantee our obligations under our senior secured credit facilities. Interest is payable in cash.

The indentures governing our 6.500% senior notes and 6.500% senior subordinated notes, among other things, limit our and our restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred stock, pay dividends and make other restricted payments, make certain investments, sell assets, create liens, consolidate, merge or sell all or substantially all of our assets, enter into transactions with affiliates and designate subsidiaries as unrestricted subsidiaries. These covenants are subject to important exceptions during any period of time for which (i) the respective notes have received investment grade ratings from certain specified rating agencies and (ii) no default has occurred and is continuing under the indentures that govern the respective notes. As of February 28, 2014, we were in compliance with our covenants.

China Facility

As of February 28, 2014, we had an outstanding loan in China referred to as the China Facility. As of February 28, 2014, we had $2.3 million in outstanding borrowings under our China Facility, which has an available line of $20.0 million.

Capital Expenditures and Investments

We maintain our cash and investments primarily in money market funds, time deposits, certificates of deposit and equity securities. We are exposed to interest rate risk on our corporate bonds and debt instruments. We see the growth prospects in our markets and intend to invest in an effort to improve our worldwide market position. We expect to spend in excess of $600.0 million over the next two fiscal years for capital expenditures (including instrumentation issued to the field) and research and development costs in an effort to develop products and technologies that further enhance musculoskeletal procedures. Funding of these and other activities is expected to come from currently available funds, cash flows generated from operations, and currently available credit lines.

Contractual Obligations

Summarized in the table below are our long-term obligations and commitments as of May 31, 2013 and February 28, 2014. We have issued notes, entered into senior secured credit facilities, including term loan facilities and cash flow revolving credit facilities, and an asset-based revolving facility, all of which are primarily classified as long-term obligations.

There were no borrowings outstanding under our asset-based revolving facility as of May 31, 2013. As of May 31, 2013, required principal payments of $33.3 million were due within the next twelve months. Our term loan facilities require payments each year in an amount equal to (x) 0.25% of the product of (i) the aggregate principal amount of all euro-denominated term loans and dollar-denominated term loans outstanding under the original credit agreement on the closing date multiplied by (ii) a fraction, the numerator of which is the aggregate principal amount of euro- denominated term B loans and dollar-denominated term B loans outstanding on August 2, 2012 (after giving effect to certain conversions to occur on or after August 2, 2012 pursuant to the Amended and Restated Credit Agreement) and the denominator of which is the aggregate principal amount of all outstanding term loans on August 2, 2012 and (y) 0.25% of the aggregate principal amount of all outstanding euro-denominated term B-1 loans and dollar- denominated term B-1, in each case in equal calendar quarterly installments until maturity of the loan and after giving effect to the application of any prepayments.

Our revolving borrowing base available under all debt facilities at May 31, 2013 was $787.0 million, which is net of the borrowing base limitations relating to the asset-based revolving credit facility.

Contractual Obligations as of May 31, 2013:

(in millions)	Total	2014	2015 and 2016	2017 and 2018	2019 and Thereafter
Contractual obligations(1)
Projected future pension benefit payments	$51.6	$3.9	$8.9	$9.2	$29.6
Long-term debt (including current maturities)	5,966.4	40.3	378.6	2,883.5	2,664.0
Interest payments(2)	1,981.9	339.5	656.4	544.6	441.4
Material purchase commitments	109.4	47.1	32.8	12.0	17.5

Total contractual obligations	$8,109.3	$430.8	$1,076.7	$3,449.3	$3,152.5

(1)	The total amounts of capital lease obligations and operating lease obligations are not significant.
(2)	Amounts include the effect of interest rate swaps currently in place.

In addition, due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at May 31, 2013, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $78.4 million of unrecognized tax benefits have been excluded from the contractual obligations table above.

There were borrowings of $100.0 million outstanding under our asset-based revolving facility as of February 28, 2014. As of February 28, 2014, required principal payments of $30.9 million were due within the next twelve months. Our term loan facilities require payments each year in an amount equal to (x) 0.25% of the product of (i) the aggregate principal amount of all dollar-denominated term loans outstanding under the original credit agreement on the closing date multiplied by (ii) a fraction, the numerator of which is the aggregate principal amount of dollar-denominated term B loans outstanding on August 2, 2012 (after giving effect to certain conversions to occur on or after August 2, 2012 pursuant to the Amended and Restated Credit Agreement) and the denominator of which is the aggregate principal amount of all outstanding term loans on August 2, 2012 and (y) 0.25% of the aggregate principal amount of all outstanding dollar-denominated term B-1, in each case in equal calendar quarterly installments until maturity of the loan and after giving effect to the application of any prepayments.

Our revolving borrowing base available under all debt facilities at February 28, 2014 was $695.8 million, which is net of the borrowing base limitations relating to the asset-based revolving credit facility and outstanding balances of $100.0 million and $2.3 million under the asset-based revolving credit facility and the China facility, respectively.

Contractual Obligations as of February 28, 2014:

(in millions)	Total	2014	2015 and 2016	2017 and 2018	2019 and Thereafter
Contractual Obligations as of February 28, 2014:
Contractual obligations(1)
Projected future pension benefit payments	$51.6	$3.9	$8.9	$9.2	$29.6
Long-term debt (including current maturities)	5,831.7	10.0	162.8	3,000.1	2,658.8
Interest payments(2)	1,915.5	348.3	611.3	513.4	442.5
Material purchase commitments	109.4	47.1	32.8	12.0	17.5

Total contractual obligations	$7,908.2	$409.3	$815.8	$3,534.7	$3,148.4

(1)	The total amounts of capital lease obligations and operating lease obligations are not significant.
(2)	Amounts include the effect of interest rate swaps currently in place.

In addition, due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at February 28, 2014, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $80.6 million of unrecognized tax benefits have been excluded from the contractual obligations table above.

See “Description of Certain Indebtedness” and Note 7 to our audited financial statements included elsewhere in this prospectus for more information on our indebtedness.

We believe that our cash, other liquid assets and operating cash flow, together with available borrowings and potential access to credit and capital markets, will be sufficient to meet our operating expenses, research and development costs, capital expenditures and to service our debt requirements as they become due. However, our ongoing ability to meet our substantial debt service and other obligations will be dependent upon our future performance, which will be subject to business, financial, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and regulatory changes in the markets where we operate and pressure from competitors. We cannot be certain that our cash flow will be sufficient to allow us to pay principal and interest on our debt, support our operations and meet our other obligations. If we do not have sufficient liquidity, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us, if at all. In addition, the terms of existing or future debt agreements may restrict us from pursuing any of these alternatives. See “Risk Factors—Risks Related to Our Business—Restrictions imposed by our indentures, our senior secured credit facilities and our other outstanding indebtedness may limit our ability to operate our business and to finance our future operators or capital needs or to engage in other business activities.”

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In management’s opinion, our critical accounting policies include revenue recognition, excess and obsolete inventory, goodwill and intangible assets, legal proceedings and other loss contingencies, and income taxes. For further information, including our significant accounting policies, refer to the audited consolidated financial statements and our unaudited condensed consolidated interim financial statements and, in each case, the notes thereto included elsewhere in this prospectus.

Revenue Recognition

We sell product through four principal channels: (1) directly to healthcare institutions, referred to as direct channel accounts, (2) through stocking distributors and healthcare dealers, (3) indirectly through insurance companies and (4) directly to dental practices and dental laboratories. Sales through the direct and distributor/dealer channels account for a majority of net sales. Through these channels, inventory is consigned to sales agents or customers so that products are available when needed for surgical procedures. Revenue is not recognized upon the placement of inventory into consignment as we retain title and maintain the inventory on the balance sheet; however, it is recognized upon implantation and receipt of proper purchase order and/or purchase requisition documentation. Pricing for products is predetermined by contracts with customers, agents acting on behalf of customer groups or by government regulatory bodies, depending on the market. Price discounts under group purchasing contracts are linked to volume of implant purchases by customer healthcare institutions within a specified group. At negotiated thresholds within a contract buying period, price discounts may increase.

At certain locations, we record a contractual allowance that is offset against revenue for each sale to a non- contracted payor so that revenue is recorded at the estimated determinable price at the time of the sale. Those non- contracted payors and insurance companies in some cases do not have contracted rates for products sold, but may have pricing available for certain products through their respective web sites. We will invoice at its list price and establish the contractual allowance to estimate what the non-contracted payor will settle the claim for based on the information available as noted above. At certain locations, revenue is recognized on sales to stocking distributors, healthcare dealers, dental practices and dental laboratories when title to product passes to them, generally upon shipment. Certain subsidiaries allow customers to return product in the event that we terminate the relationship. Under those circumstances, we record an estimated sales return in the period in which constructive notice of termination is given to a distributor. Product returns were not significant for any period presented.

We also maintain a separate allowance for doubtful accounts for estimated losses based on our assessment of the collectability of specific customer accounts and the aging of the accounts receivable. We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of our current and future allowance. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. We monitor and analyze the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses.

Excess and Obsolete Inventory

In our industry, inventory is routinely placed at hospitals to provide the healthcare provider with the appropriate product when needed. Because product usage tends to follow a bell curve, larger and smaller sizes of inventory are provided, but infrequently used. In addition, the musculoskeletal market is highly competitive, with new products, raw materials and procedures being introduced continually, which may make those products currently on the market obsolete. We make estimates regarding the future use of these products, which are used to adjust inventory to the lower of cost or market. If actual product life cycles, product demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required which would affect future operating results.

Goodwill and Other Intangible Assets

We operate in one reportable segment and evaluate goodwill for impairment at the reporting unit level. Effective September 1, 2011, in connection with our global reorganization, we made changes to our reporting unit structure. The reorganization eliminated three reporting units (U.S. Orthopedics, Sports Medicine and Biologics) and established a new reporting unit (U.S. Reconstructive). We have six, identified reporting units for the purpose of testing goodwill for impairment. The reporting units are based on our current administrative organizational structure and the availability of discrete financial information.

Fiscal Year 2013 Impairment Charges

In fiscal year 2013, we recorded a $240.0 million goodwill asset impairment charge related to our Europe reporting unit, primarily related to the impact of continued austerity measures on procedural volumes and pricing in certain European countries when compared to our prior projections used to establish the fair value of goodwill.

In fiscal year 2013, we finalized a $327.4 million goodwill and definite and indefinite-lived intangible assets impairment charge related to its dental reconstructive reporting unit, primarily due to declining industry market growth rates in certain European and Asia Pacific markets and corresponding unfavorable margin trends when compared to our prior projections used to establish the fair value of goodwill and intangible assets. The impairment charge was a result of the finalization of our preliminary impairment work as of November 30, 2012.

Fiscal Year 2012 Impairment Charges

In fiscal year 2012, we recorded a $529.8 million goodwill and definite and indefinite-lived intangible asset impairment charge primarily associated with our spine and bone healing and dental reconstructive reporting units. As of February 29, 2012, we concluded that certain indicators were present that suggested impairment may exist for our dental reconstructive reporting unit’s goodwill and intangible assets. The indicators of impairment in our dental reconstructive reporting unit included evidence of declining industry market growth rates in certain European and Asia Pacific markets and unfavorable margin trends resulting from change in product mix. The impact of these recent items resulted in management initiating an interim preliminary impairment test as of February 29, 2012. However, the preliminary result of this interim test of impairment for the dental reconstructive reporting unit’s goodwill and intangibles was inconclusive during the third quarter of fiscal year 2012. We finalized impairment test during the fourth quarter of fiscal year 2012. During the annual impairment test, described below, our spine and bone healing reporting unit failed step one. The indicators were primarily due to growth rate declines as compared to prior assumptions.

Fiscal Year 2011 Impairment Charges

In fiscal year 2011, we recorded a $941.4 million goodwill and definite and indefinite-lived intangible asset impairment charge primarily associated with our Europe reporting unit. As of February 28, 2011, we concluded that certain indicators were present that suggested impairment may exist for our Europe reporting unit’s goodwill and intangibles. The indicators of impairment in our Europe reporting unit included:

•	recent reductions in revenue growth rates for the reporting unit’s knee and hip products;

•	recent market pressure resulting in reduced average selling prices of the reporting unit’s products;

•	evidence of declining industry market growth rates for many countries; and

•	certain European governments actively pursuing healthcare spend restructuring programs.

The impact of these recent items resulted in management initiating an interim preliminary impairment test as of February 28, 2011. However, the preliminary result of this interim test of impairment for the Europe reporting unit’s goodwill and intangibles was inconclusive during the third quarter of fiscal year 2011. We finalized the impairment tests during the fourth quarter of fiscal year 2011.

Impairment Test Methodology

In performing the test on goodwill, we utilize the two-step approach prescribed under guidance issued by the Financial Accounting Standards Board, or FASB, for goodwill and other intangible assets. The first step requires a comparison of the carrying value of the reporting units, of which we have identified six in total, to the fair value of these units. We assign assets and liabilities including goodwill, to the reporting units. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill to its carrying value. For further information regarding our impairment test methodology, see Note 11 to our audited consolidated financial statements included elsewhere in this prospectus.

With respect to the impairment charges for the fiscal years described above, we used only the income approach, specifically the discounted cash flow method, to determine the fair value of the dental reconstructive, spine, bone healing and microfixation and Europe reporting units, or Impaired Reporting Units, and the associated amount of the impairment charges. This approach calculates fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate.

This methodology is consistent with how we estimate the fair value of our reporting units during our annual goodwill and indefinite lived intangible asset impairment tests. In applying the income approach to calculate the fair value of the Impaired Reporting Units, we used assumptions about future revenue contributions and cost structures. In addition, the application of the income approach for both goodwill and intangibles requires judgment in determining a risk-adjusted discount rate at the reporting unit level. We based this determination on estimates of the weighted-average costs of capital of market participants. We performed a peer company analysis and considered the industry weighted-average return on debt and equity from a market participant perspective.

To calculate the amount of the impairment charge related to the Impaired Reporting Units, we allocated the reporting unit’s fair value to all of its assets and liabilities, including certain unrecognized intangible assets, in order to determine the implied fair value of goodwill. This allocation process required judgment and the use of additional valuation assumptions in deriving the individual fair values of our Impaired Reporting Unit’s assets and liabilities as if the reporting units had been acquired in a business combination.

We determine the fair value of intangible assets using an income based approach to determine the fair value. The approach calculates fair value by estimating the after-tax cash flows attributable to the asset and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate. The calculated fair value is compared to the carrying value to determine if any impairment exists.

We also performed our annual assessment for impairment as of March 31, 2013 for all six reporting units. We utilized discount rates ranging from 9.3% to 11.1%. Based on the discount rate used in its most recent test for impairment, if the discount rate increased by 1% the fair value of the consolidated company could be lower by approximately $1.5 billion and a decrease in the discount rate of 1% would result in an increase in fair value of $2.1 billion. The step one test also includes assumptions derived from competitor market capitalization and beta values as well as the twenty year Treasury bill rate as of March 31, 2013. The only reporting unit that failed step one and was required to complete a step two analysis was the Europe reporting unit.

The estimates and assumptions underlying the fair value calculations used in our annual impairment tests are uncertain by their nature and can vary significantly from actual results. Factors that management must estimate include, but are not limited to, industry and market conditions, sales volume and pricing, raw material costs, capital expenditures, working capital changes, cost of capital, royalty rates and tax rates. These factors are especially difficult to predict when global financial markets are volatile. The estimates and assumptions used in its impairment tests are consistent with those we use in our internal planning. These estimates and assumptions may change from period to period. If we use different estimates and assumptions in the future, future impairment charges may occur and could be material.

We have $66 million of goodwill at our dental reconstructive reporting unit that is at a higher risk of impairment as the difference between the carrying value and fair value of the reporting unit was estimated to be approximately 10% as of February 28, 2014. We use the discounted cash flow model to value the reporting unit. The critical assumptions in the discounted cash flow model are revenues, operating margins and discount rate assumptions. These assumptions are developed by reporting unit management based on industry projections for the countries in which the reporting unit operates, as well as reporting unit specific facts. If the reporting unit were to experience sales declines in the U.S. market or be exposed to enhanced and sustained pricing and volume pressures in our international markets, there would be an increased risk of impairment of goodwill for the dental reporting unit.

Other Loss Contingencies

We accrue anticipated costs of settlement, damages, and loss of product liability claims based on historical experience or to the extent specific losses are probable and estimable. If the estimate of a probable loss is in a range and no amount within the range is more likely, we accrue the minimum amount of the range. Such estimates and any subsequent changes in estimates may result in adjustments to our operating results in the future. We have self-insured reserves against product liability claims with insurance coverage above the retention limits. There are various other claims, lawsuits and disputes with third parties, investigations and pending actions involving various allegations against it. Product liability claims are routinely reviewed by our insurance carriers and management routinely reviews all claims for purposes of establishing ultimate loss estimates.

As of March 27, 2014, we are a defendant in 1,513 product liability lawsuits relating to metal-on-metal hip implants, most of which were filed in 2013. The majority of these cases involve the M2a-Magnum™ hip system, 311 cases involve the M2a-38™ hip system, 47 involve the M2a-Taper™ system, and six involve the M2a-Ringloc™ system. The cases are currently venued in various state and federal courts. The cases in federal court have been consolidated in one multi-district proceeding in the U.S. District Court for the Northern District of Indiana.

On February 3, 2014, we announced the settlement of the Multi-District Litigation entitled MDL 2,391 – In Re: Biomet M2A Magnum Hip Implant Product Liability Litigation. As of March 27, 2014, there were 1,396 lawsuits pending in the MDL. Additional lawsuits filed in the MDL by April 15, 2014 may participate in the settlement. We continue to evaluate the inventory of lawsuits in the MDL pursuant to the categories and procedures set forth in the settlement agreement. The final amount of payments under the settlement is uncertain. As of February 28, 2014, we have accrued $123.5 million for contingencies associated with metal-on-metal hip products, which is increased from $50.0 million as of November 30, 2013.

We believe that the payments under the settlement will exhaust our self-insured retention under our insurance program, which is $50.0 million. If this should occur, we would submit an insurance claim for the amount by which ultimate losses under the settlement exceed the self-insured retention amount. We maintain $100.0 million of third-party insurance coverage. Our insurance carriers have been placed on notice of the claims associated with metal-on-metal hip products that are subject to the settlement and have been placed on notice of the terms of the settlement. As is customary in these situations, certain of our insurance carriers have reserved all rights under their respective policies. We have received a letter from one of our carriers denying coverage, and certain of our other insurance carriers could also deny coverage for some or all of our insurance claims. We continue to believe our contracts with the insurance carriers are enforceable for these claims and the settlement agreement. However, we would be responsible for any amounts that our insurance carriers do not cover or for the amount by which ultimate losses exceed the amount of our third-party insurance coverage. The settlement does not affect certain other claims relating to our metal-on-metal hip products that are pending in various state courts, or other claims that may be filed in the future. We are currently assessing any potential receivables to be recorded for recoveries from the insurance carriers.

Income Taxes

There are inherent risks that could create uncertainties related to our income tax estimates. We adjust estimates based on normal operating circumstances and conclusions related to tax audits. While we do not believe any audit finding could materially affect our financial position, however, there could be a material impact on our consolidated results of operations and cash flows of a given period.

Our operations are subject to the tax laws, regulations and administrative practices of the United States, U.S. state jurisdictions and other countries in which we do business. We must make estimates and judgments in determining the provision for taxes for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to uncertain tax positions. Significant changes in these estimates may result in an increase or decrease to our tax provision in a subsequent period.

The calculation of our tax liabilities involves accounting for uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions, or UTPs, based on a two-step process. We recognize the tax benefit from an UTP only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The amount of UTPs is measured as appropriate for changes in facts and circumstances, such as significant amendments to existing tax law, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. We believe our estimates for UTPs are appropriate and sufficient for any assessments that may result from examinations of our tax returns. We recognize both accrued interest and penalties, where appropriate, related to UTPs as a component of income tax expense.

Certain items are included in our tax return at different times than they are reflected in our financial statements. Such timing differences create deferred tax assets and liabilities. Deferred tax assets are generally items that can be used as a tax deduction or credit in the tax return in future years but for which we have already recorded the tax benefit in the financial statements. We have recorded valuation allowances against certain of our deferred tax assets, primarily those that have been generated from net operating losses and tax credit carryforwards in certain taxing jurisdictions. In evaluating whether we would be more likely than not to recover these deferred tax assets, we have not assumed any future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards where history does not support such an assumption. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense. Deferred tax liabilities are either: (i) a tax expense recognized in the financial statements for which payment has been deferred; or (ii) an expense for which we have already taken a deduction on the tax return, but have not yet recognized the expense in the financial statements.

We have not historically provided for U.S. or additional foreign taxes on the excess of the amount of financial reporting over the tax basis of investments in non-U.S. subsidiaries. A company is not required to recognize a deferred tax liability for the outside basis difference of an investment in a non-U.S. subsidiary or a non-U.S. corporate joint venture that is essentially permanent in duration, unless it becomes apparent that such difference will reverse in the foreseeable future. The excess of financial reporting basis over tax basis of investments in non- U.S. subsidiaries is primarily attributable to the financial restatement of the carrying amount of these investments due to the 2007 Acquisition, adjusted for subsequent accumulation of earnings and losses. It is our practice and intention to continue to permanently reinvest a substantial portion of the reported earnings of our non-U.S. subsidiaries in non-U.S. operations. It is also our practice and intention to continue to permanently reinvest a substantial portion of the excess cash generated by our non-U.S. subsidiaries. Currently, there are no plans to divest any of our investments in non-U.S. subsidiaries. As of May 31, 2013, we have an accumulated GAAP loss in our Non-US subsidiaries. Therefore, there are no undistributed earnings to disclose. To the extent it is determined that the book tax basis difference could reverse in the foreseeable future, other than related to undistributed earnings, we will record a deferred tax liability reflecting the estimated amount of tax that will be payable due to such reversal. If future events, including material changes in estimates of cash, working capital and long-term investment requirements necessitate repatriation of portions of the earnings currently treated as permanently reinvested, under current tax laws an additional tax provision may be required which could have a material effect on our financial results.

Recent Accounting Pronouncements

Income Taxes-In July 2013, the FASB issued ASU 2013-11 Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The new guidance is effective for fiscal year and interim periods beginning after December 15, 2013. We are currently evaluating the impact this ASU will have on its financial position, results of operations and cash flows.

There are no other recent accounting pronouncements that we have not yet adopted that are expected to have a material effect on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, our operations are exposed to fluctuations in interest rates and foreign currencies. These fluctuations can vary the cost of financing, investment yields and our operations.

Interest Rate Risk

Our principal exposure to interest rate risk arises from variable rates associated with our senior secured credit facilities, and we periodically enter into interest rate swap agreements to manage our exposure to these fluctuations. For a description of these facilities, refer to Note 9 to the consolidated financial statements included in this prospectus.

During January 2012, we entered into four additional interest rate swap agreements with a total notional amount of $1,160.0 million to fix the interest rates on a portion of the borrowings under the $2,340.0 million U.S. dollar-denominated term loan facility and we entered into two additional interest rate swap agreements with a total notional amount of €400.0 million to fix the interest rates on a portion of the borrowings under the €875.0 million euro-denominated term loan facility. As of May 31, 2013, the fair value of the interest rate swap agreements relating to our U.S. dollar-denominated term loan facility was a $32.3 million net unrealized loss, and the fair value of the interest rate swap agreements relating to our euro-denominated term loan facility was a €17.2 million (approximately $22.4 million) net unrealized loss. Net of our $0.6 million credit valuation adjustment, we have a liability of $54.1 million.

Our trading securities are invested in equity securities. Our non-trading investments, excluding cash and cash equivalents, are equity securities, Greek bonds and a time deposit. These financial instruments are subject to market risk in that changes in interest rates would impact the market value of such investments.

Based on our overall interest rate exposure at May 31, 2013, including variable rate debt, a hypothetical 10% increase or decrease in interest rates applied to the fair value of the financial instruments discussed above as of May 31, 2013 would cause a $5.2 million increase in or savings in interest expense.

Foreign Currency Risk

Certain assets, liabilities and forecasted transactions are exposed to foreign currency risk, primarily the fluctuation of the U.S. dollar against European currencies and the yen. We face transactional currency exposures that arise when our foreign subsidiaries (or Biomet itself) enter into transactions, primarily on an intercompany basis, denominated in currencies other than their local currency. We also face currency exposure that arises from translating the results of our global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period.

Based on our overall exposure for foreign currency at May 31, 2013, a hypothetical 10% change up or down in foreign currency rates would have a $4.9 million effect on interest expense. We do not consider this effect material to our consolidated financial position, results of operations or cash flows.

Price Risk

We regularly purchase raw material commodities such as cobalt chromium, titanium, stainless steel, polyethylene powder and sterile packaging. We generally enter into 12 to 24 month term supply contracts, when possible, on these commodities to alleviate the effect of market fluctuation in prices. As part of our risk management program, we perform sensitivity analyses on potential commodity price changes. A 10% change across all of these commodities would not have a material effect on our consolidated financial position, results of operations or cash flows.

BUSINESS

Overview

We are one of the largest orthopedic medical device companies in the world, with operations in more than 50 locations and distribution in more than 90 countries. We design, manufacture and market surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists. Our product offerings include:

•	Reconstructive Products—Hips and Knees

•	Sports, Extremities and Trauma (S.E.T.) Products

•	Spine, Bone Healing and Microfixation Products

•	Dental Reconstructive Products

•	Cement, Biologics and Other Products

Since our founding in 1977, we have grown to nearly 9,000 employees and generated more than $3.0 billion of net sales in our most recent fiscal year. We have continually increased annual revenues, with fiscal 2013 representing our 36th consecutive year of net sales growth. In addition, we increased our net income over the prior year in 26 of the 29 years between our founding and the 2007 Acquisition. In each subsequent fiscal year, we have incurred annual net losses but have increased our Adjusted net income over the prior year in four of five years. We believe our success is largely attributable to our dedication to excellence in product engineering and innovation, and our responsiveness to our customers through service and support. In recent years, we have built on our core competencies in hip and knee reconstructive products by expanding our business in higher-growth categories, such as sports medicine, extremities and trauma, and in our higher-growth International markets. We operate globally in markets that we estimate collectively exceed $40 billion in annual sales.

We believe our culture promotes teamwork, decentralized decision-making and the empowerment of our “can-do family” of team members. Our “One Surgeon. One Patient.®” philosophy reminds us that each device we make represents a singular event that will change a patient’s life, encouraging us to approach our work as if each patient were a friend or family member. We owe our engineering-driven, entrepreneurial spirit in large measure to the inspiration of our founders, including Dane A. Miller, Ph.D., a materials science and biomedical engineer who served as our former long-term CEO and remains a member of our Board of Directors.

Our products are marketed by more than 3,000 sales representatives worldwide. We believe that the strength and stability of our sales force differentiates us and creates opportunities for us to further penetrate our markets. In the United States, our products are marketed primarily through a network of exclusive independent distributors and sales agents who carry a broad range of our products. Outside the United States, we tailor our approach to distribution by product group and geographic market, and we utilize a combination of direct sales representatives, independent third-party distributors and independent commissioned sales agents.

Our Business Improvement Initiatives

In connection with the 2007 acquisition of our company by funds affiliated with our Principal Stockholders, which we refer to as the 2007 Acquisition, we strengthened our existing management team with additional experienced medical device executives. Our management team has driven constant currency net sales performance at or above the global market rate in 22 of 27 quarters beginning in fiscal 2007 in our core hip and knee businesses, which has resulted in net sales for these products growing by over $500 million to $1,572.7 million for fiscal 2013—a combined increase of over two additional percentage points of global market share. In addition, we have put in place a number of significant ongoing improvement initiatives designed to continue to position us for success, including:

•	Growing our S.E.T. business. Increasing scale, through internal development and acquisitions, in our higher-growth S.E.T. businesses, which we have grown to over $600 million of net sales in fiscal 2013, representing approximately 20% of our total net sales and a compound annual growth rate, or CAGR, of 11.4%, excluding the effect of the 2012 Trauma Acquisition.

•	Expanding international presence. Expanding our market presence globally through increased product penetration in both developed and emerging markets, led by market share gains in Japan. Our net sales outside the United States and Europe have grown from $205.1 million for fiscal 2007 to $480.5 million for fiscal 2013, representing a CAGR of 15%.

•	Repositioning spine, bone healing and microfixation. Repositioning our spine, bone healing and microfixation business (including our former EBI business) for future growth by divesting our low-growth bracing business, optimizing the management of our trauma business by moving it into S.E.T. and bolstering our spine business with the 2013 Spine Acquisition.

•	Redeploying capital for attractive growth opportunities. Redeploying capital, including investing $520.2 million for acquisitions in markets and products where we see attractive growth opportunities, such as the 2012 Trauma Acquisition and the 2013 Spine Acquisition.

•	Investing in research and development. Increasing our investment in research and development spending to expand and further develop our continuing pipeline of products. For example, we recently launched our G7TM Acetabular System for hips and expect to launch our Vanguard XP™ Knee System in the second half of calendar year 2014. We are also investing in programs beyond our core markets, including longer-term opportunities in biologics (biologically derived products) that have the potential to address unmet clinical needs. Since fiscal 2007, our research and development spending has grown by more than 59% to $150.3 million for fiscal 2013.

•	Enhancing our efficiency. Implementing a global operating structure that drives operational initiatives to enhance growth and profitability, including the rationalization of our manufacturing operations, enhancement of strategic sourcing programs and improvement of our global supply chain. For example, by June 30, 2014 we will have reduced our global manufacturing footprint from 18 plants in fiscal 2007 to 11 plants, while increasing worldwide manufacturing production. These and other initiatives have resulted to date in annual cash savings of more than $170 million.

Our Markets

We operate globally in markets that we estimate collectively exceed $40 billion in annual sales. Based on industry data for 2013, we believe the total sales in these markets include approximately $13 billion for hip and knee products, approximately $10 billion for S.E.T. products, approximately $11 billion for spine, bone healing and microfixation products, approximately $3.5 billion for dental reconstruction products and approximately $5 billion for cement, biologics and other products. We believe that numerous factors will continue to drive growth within our markets, including, but not limited to:

Favorable demographics. The aging population is expected to drive demand for orthopedic products, as many conditions that require orthopedic surgery affect people in middle age or later in life. According to the United Nations’ World Population Prospects, the global population aged 65 and older is expected to grow from approximately 530 million people in 2010 to approximately 973 million people in 2030, and will represent an increasing proportion of the population. We also expect higher usage of orthopedic products to be driven by increasing activity levels in this population.

Growing evidence of health benefits and cost effectiveness of joint replacement. Recently published studies demonstrate the general health benefits and cost effectiveness of joint replacement. We believe this research will increase patient awareness of the associated benefits of and comfort with orthopedic procedures. Two recent studies have shown that Medicare patients receiving either total hip or knee replacements have approximately half the risk of death within seven years following surgery, as compared to a matched group of osteoarthritis patients not treated with total joints (according to Lovald ST, et al., “Mortality, Cost, and Downstream Disease of Total Hip Arthroplasty Patients in the Medicare Population,” J Arthroplasty (2013) and Lovald ST, et al., “Mortality, Cost, and Health Outcomes of Total Knee Arthroplasty in Medicare Patients,” J Arthroplasty (2012) (both of which were commissioned by Biomet). In addition, another recent study has found a 40% reduction in risk of serious cardiovascular events within three years following surgery compared to osteoarthritis patients who do not receive a total joint replacement (according to Ravi B, et al., BMJ 2013;347:f6187). Recent academic research also indicates that the direct costs of surgery are more than offset by indirect savings from increased employment and earnings, fewer missed days at work and lower disability payments, resulting in a lifetime net economic benefit to many patients.

Relatively low, but growing, penetration rates. Many candidates for orthopedic implants choose to not undergo or to delay surgery. For example, studies from the United States and Canada indicate that only approximately 9-13% of patients with severe osteoarthritis or frequent knee pain underwent total knee replacement during the 2.5-5 year study periods (according to Hawker, et al., Arth Rheum Vol. 54, No. 10, October 2006 and Wise BL, et al., J Rheumatol. 2011 July; 38(7): 1390-1395). A separate study indicates that the typical patient experiences knee osteoarthritis symptoms for 9-12 years before choosing to undergo surgery (according to London NJ, et al., Medical Hypotheses 76 (2011) 887-892).

Recent research indicates a growing acceptance of joint replacement procedures, projecting that 51% of U.S. patients with knee osteoarthritis will receive total knee replacement in their lifetime (according to Weinstein AM, et al., J Bone Joint Surg Am. 2013;95:385-92). This is corroborated by U.S. and Organisation of Economic Cooperation and Development, or OECD, data showing an increase in the number of total hip and knee replacements per 100,000 population between 2000 and 2010. Product longevity, improvements in technology and surgical techniques, and continuing physician and patient education creates the potential for increased patient acceptance of surgical procedures.

In addition, the market penetration of dental implant technology is relatively low throughout the world, with many countries recording less than 30% of tooth restoration procedures being performed utilizing implants. Many opportunities exist to inform and educate the public about the benefits of dental implant technology throughout the world, particularly in low penetration countries such as the United States where dental implant utilization has been reported at only 10% of tooth restoration procedures. Similarly, we believe increasing income levels in many geographies will drive utilization growth as more and more patients gain access to orthopedic and dental procedures.

Increased global demand for reconstructive products from younger patients. Even as the overall demand for orthopedic products is increasing, patients under age 65 represent a growing portion of overall orthopedic replacement and sports medicine procedures. For example, data indicate the proportion of hip and knee replacement patients in the United States younger than 65 increased from 30% to 45% from 1997 to 2011. We believe this increase is due to a number of factors, including a trend toward more active lifestyles, patient expectations for improved quality of life following procedures and, conversely, increased rates of obesity in the younger population, which correlate to increased incidence of degenerative joint disease.

Technological advancement. Technological advances are expanding the addressable market. Innovation has expanded the implant options available to treat an increasingly young patient population and, in orthopedics, has promoted less invasive surgery. Examples include advanced bearing surfaces in hips, knees and shoulders designed to provide for greater implant longevity; hip and knee systems that allow for greater range of motion; non-cemented hip stems that facilitate minimally-invasive hip procedures; reverse shoulder implants for patients without an intact rotator cuff; and dental implants with a hybrid surface technology that is engineered to provide optimal implant stability. As a result of these ongoing improvements, we believe that surgeons are increasingly recommending and utilizing implant products.

Our Product Categories

We offer one of the most comprehensive portfolios of products, as well as the associated instrumentation, in the orthopedic and dental markets, as described below:

Reconstructive Products—Hips and Knees. Orthopedic reconstructive implants are used to replace joints that have deteriorated as a result of disease (principally osteoarthritis) or injury. Reconstructive joint surgery involves the modification of the affected area of the joint and the implantation of one or more manufactured components. Our fiscal 2013 net sales were $632.7 million (20.7% of total net sales) for hip products and $940.0 million (30.8% of total net sales) for knee products, representing a combined increase of over two additional percentage points of global market share since the beginning of 2007.

Sports, Extremities and Trauma (S.E.T.) Products. In sports medicine, we primarily manufacture and market a line of procedure-specific products for the repair of soft tissue injuries, most commonly used in the knee and shoulder. Extremity systems comprise a variety of joint replacement systems, primarily for the shoulder, elbow and wrist. Trauma hardware includes internal and external fixation products used by orthopedic surgeons to set and stabilize fractures, primarily for upper and lower extremities. Our fiscal 2013 net sales for S.E.T. products were $600.1 million (19.7% of total net sales).

Spine, Bone Healing and Microfixation Products. Our spinal products include traditional, minimally-invasive and lateral access spinal fusion and fixation systems, implantable electrical stimulation products for spinal applications and osteobiologics, including allograft services. Our bone healing products include non-invasive electrical stimulation devices designed to stimulate bone growth in the posterior lumbar spine and appendicular skeleton. Our microfixation products primarily include neuro, craniomaxillofacial, or CMF, and cardiothoracic products for fixation and reconstructive procedures. Our fiscal 2013 net sales for spine, bone healing and microfixation products were $408.8 million (13.4% of total net sales).

Dental Reconstructive Products. Our dental reconstructive products are designed to enhance oral rehabilitation through the replacement of teeth and the repair of hard and soft tissues. These products include dental reconstructive products and related instrumentation, bone substitute materials, regenerative products and materials, CAD/CAM copings and implant bridges. Our fiscal 2013 net sales for dental reconstructive products were $257.0 million (8.4% of total net sales).

Cement, Biologics and Other Products. We manufacture and distribute numerous other products, including bone cement and accessories, autologous blood therapy products and services, operating room supplies, general surgical instruments, wound care products and other surgical products. Our fiscal 2013 net sales for cement, biologics and other products were $214.3 million (7.0% of total net sales).

Consistent with our heritage of engineering excellence and innovation, our product portfolio incorporates a number of advanced, highly-differentiated technologies that are applicable across multiple product categories, allowing us to magnify their market impact and leverage our research and development investments. These cross-platform technologies include specialized materials designed to improve the longevity of implants, proprietary surfaces and coatings to allow for biologic fixation, and patient-specific implants and positioning guides designed using CT or MRI imaging data.

Our Competitive Strengths

We believe the following strengths provide us with a number of significant, long-term competitive advantages:

Strong global brand and reputation among clinical thought leaders. We believe that the Biomet brand is one of the most recognized names in orthopedics. Since our founding, our name has become associated with innovation, customer and clinician responsiveness, teamwork, clinical success and technological advances. We continue to pioneer new products and to build brand awareness through medical education and direct-to-consumer advertising programs.

Engineering excellence, innovation and clinical success. For over 35 years, we have applied advanced engineering and manufacturing technology to the development of highly durable joint replacement systems. We have introduced a number of innovative products—a “history of firsts”—that have advanced joint replacement. For example, we were the first and only company to receive FDA approval for a free-floating meniscal-bearing partial knee; the first company to infuse Vitamin E into polyethylene hip, knee and shoulder bearings designed to improve implant longevity and an early and leading proponent of using porous plasma spray titanium alloy coating to allow for biologic fixation in reconstructive products.

We have a track record, demonstrated by a large body of clinical data, of developing durable and long-lasting products. Certain of our longest-marketed products have been shown to have high rates of survivorship at 20 or more years. For example, the Taperloc® Hip System, the precursor to our flagship hip stem, the Taperloc® Complete Hip System, is a proven technology that has demonstrated 99% survivorship over a 22-26 year post-operative period (according to McLaughlin JR, Lee KR, Orthopedics, 2010 Sep 7; 33(9): 639). The lead author, Dr. J.R. McLaughlin, was a paid Biomet consultant during the preparation and publication of the study, as disclosed in the published paper.

We continue to innovate and add new products to our pipeline, including our Vanguard XP™ Knee System, which we expect to launch commercially in the second half of calendar year 2014. The Vanguard XP™ is 510(k) cleared and in early clinical use in the United States and across Europe. Once launched, we expect that the Vanguard XP™ will be the only widely-available total knee implant in the world that retains all of the patient’s healthy native ligaments, including the anterior cruciate ligament, or ACL. We believe ACL retention may contribute to greater post-surgery ability for patients to perform normal daily activities and thus increase patient satisfaction with their knee replacement surgery.

Strong, enduring relationships with clinicians. As a result of surgeon satisfaction with our products, responsiveness and service, we enjoy long-standing relationships with surgeons that often commence during the surgeons’ residency training programs. Our support of medical education programs provides important training opportunities for orthopedic surgeons early in their careers. Supporting “hands-on” training provides opportunities for residents, fellows and attending surgeons to experience the clinical benefits of our products. In addition, in 2013 we launched the Biomet Surgeon Network, which allows surgeons around the world to engage in peer-to-peer education and observe surgical procedures in real time over the internet.

We offer surgeons uniquely-designed instruments and implant products to allow them to provide personalized care to their patients. For example, our cross-platform Signature™ Personalized Patient Care System uses patient data to improve pre-operative planning and to deliver patient-specific surgical positioning guides specially designed to fit a given patient’s anatomy, while reducing required instruments and inventory—and the associated cost of handling and sterilization—needed to perform the procedure. Similarly, our PMI® Patient-Matched Implant group designs, manufactures and delivers patient-specific reconstructive products to orthopedic specialists.

Breadth of product portfolio. We provide our customers with products across a broad spectrum of musculoskeletal procedures. We believe the breadth of our product offerings creates opportunities for our sales force to develop and strengthen surgeon relationships. For example, a surgeon who has experienced clinical success with our reconstructive hips and knees may be more inclined to use our S.E.T. products than the products of a competitor that does not have as complete a product offering. In addition, we believe our ability to provide a large portfolio of products is attractive to hospitals as they consolidate sourcing. We also believe the breadth of our product portfolio allows us to leverage innovative, cross-platform technologies across product categories. For example, we adapted our fixation capabilities developed in our craniomaxillofacial products to develop a rigid device for sternal closure used in thoracic procedures.

Experienced and stable sales force. We have worked to attract and retain a qualified, well-trained and motivated sales force of 3,000 sales representatives throughout the world. Our sales representatives provide a high level of customer service and support to surgeons and hospitals. This comprehensive support includes providing tools to assist the surgeon and hospital in pre-operative planning, ensuring delivery of required instruments and implants, working alongside the operating room staff to streamline intra-operative workflow, and product and technical support as needed during surgical procedures. We believe the strength of the relationship between our sales representatives and our customers is a differentiating factor driving our success.

Global reach and scale of operations. We have a global footprint with worldwide distribution and products sold in more than 90 countries around the world. In fiscal 2013, 39% of our net sales were outside the United States. Our global infrastructure (including manufacturing facilities in eight countries), scale and reach enable us to sell and support our products in orthopedic device markets around the world.

Proven and experienced leadership team. We have a highly experienced management team at both the corporate and operational levels, with significant expertise in the orthopedic industry. Members of our senior management team, which consists of 11 executives, have an average of 22 years of healthcare industry experience, predominantly in orthopedics. Together with our heritage of engineering and clinical excellence, our management team is an important part of our success with our customers. Surgeons and hospitals appreciate interacting with professionals who have spent a substantial part of their career in orthopedics and understand the surgeons’ and hospitals’ needs and the industry’s dynamics. We believe our ability to establish trust with surgeons and hospitals is an important competitive strength and a cornerstone of our brand.

Our Strategies for Growth

We intend to enhance our position as a leading orthopedic medical device company by pursuing the following growth strategies:

Drive above-market growth in our core hip and knee businesses through innovation. We plan to continue to innovate to address unmet clinical needs in our hip and knee implant markets, which have been our largest product categories and are expected to grow steadily. Since fiscal 2007, we have launched numerous new technologies within our hip and knee businesses, including our G7TM Acetabular System for hips, and we expect to launch our Vanguard XP™ Knee System in the second half of calendar year 2014.

Continue to invest in and grow our S.E.T. business. With a market-leading brand in each of sports medicine, extremities and trauma, we believe that our S.E.T. business is well-positioned to expand. We are focused on growing the S.E.T. business through internal development and complementary acquisitions, such as our 2012 Trauma Acquisition.

We intend to continue leveraging our technologies in each category to cross-sell a broad portfolio of products. For example, a surgeon who specializes in shoulder procedures is a candidate to use products across the S.E.T. category—JuggerKnot™ Soft Anchors from our sports medicine portfolio to repair soft tissue; shoulder joint replacements from our extremities portfolio for end-stage osteoarthritis; and humeral nails and plates from our trauma portfolio to treat fractures.

Further penetrate attractive international markets where we have an established presence. We intend to expand the geographic presence of each of our product categories. We believe there are considerable opportunities for global expansion as healthcare spending increases in international markets, which accounted for more than 40% of the global orthopedic market in 2012. We plan to strengthen our position in under-penetrated regions, including both developed and emerging markets, where we believe there are further opportunities for meaningful growth. We intend to deploy incremental resources to capture attractive market opportunities including through increased investment in medical education and training. We believe we have a particular opportunity to grow our S.E.T., spine and microfixation businesses outside the United States, where these product categories represent a lower percentage of our sales.

Continue to transform our Spine, Bone Healing and Microfixation business. We have repositioned our spine, bone healing and microfixation business (including our former EBI business) and enhanced our competitive position by, among other things: divesting our low-growth bracing business; optimizing the management of our trauma business by moving it into S.E.T.; enhancing our spinal product offering with the 2013 Spine Acquisition; and increasing our investment in microfixation. The result of these changes is three well-positioned, focused businesses, each with dedicated marketing, medical education, research and development and sales force units. We intend to take advantage of scale in shared services and the strong leadership team across these businesses to grow and to invest in future acquisitions on an opportunistic basis.

Restore profitable growth in Dental. We have taken steps to restore profitable growth in our dental business, which is under new leadership. For example, we are introducing differentiated products, such as our recently introduced T3® dental implant; supporting clinicians with practice building, training and education offerings; and investing in sales force expansion in key markets. Weaker economic conditions in recent years have decreased patient demand for dental implants, but we are beginning to see global sales growth return and we believe that we are well positioned to grow market share.

Invest in longer-term biologics opportunities. We are making considerable investments in programs in our biologics business that have the long-term potential to address significant unmet clinical needs in new markets, including: an autologous therapy to treat early stage osteoarthritis; an autologous treatment for critical limb ischemia that has the potential to help patients avoid amputation; and a red blood cell processing solution for restoring the ability of aged, donated red blood cells to carry oxygen. We continue to evaluate markets internally and externally that provide opportunities to drive future growth.

Focus on cost effective clinical solutions to address the evolving healthcare market. We are intensely focused on developing technologies and systems to meet the evolving needs of our customers, including reducing costs and improving patient experience by increasing operating room efficiency and shortening patient recovery times. For example, our One Patient Solutions™ offering is a delivery model that uses sophisticated planning software to aid procedure planning and patient communication, optimizes implant and instrumentation required (either “off-the-shelf” or patient-specific), and delivers, just-in-time, only the implants and instrumentation necessary for that surgery. This model is designed to reduce the hospital’s cost and handling, improve operating room flow, and more efficiently utilize our working capital. Similarly, our Orthopaedic Advantage consulting team works with hospitals and surgeon groups to maximize their efficiency and deliver a more effective, efficient and customer-friendly experience to patients.

Leverage existing infrastructure and sales growth to increase operating profits and net income. Since fiscal 2007, we have implemented operational initiatives to enhance growth and profitability, resulting in annual cash savings to date of more than $170 million. We intend to continue to implement operational improvements to reduce our cost of sales and selling, general and administrative expenses. Our initiatives include continued plant network optimization, lean manufacturing and six sigma process improvements, strategic sourcing initiatives, advanced manufacturing technologies, global supply chain improvements and shared service models. In addition, as we continue to grow, we expect to further leverage our global infrastructure to gain scale efficiencies. We expect these initiatives and scale efficiencies to mitigate the impact of price declines, generate cash flow to reinvest in the business, pay down debt and drive increases in operating profits and net income.

Selectively pursue strategic acquisitions. We intend to selectively pursue strategic acquisitions that meet our return objectives, provide us with new or complementary technologies, enable us to compete further in market segments where we already have a presence, and allow us to leverage our distribution capability or increase market penetration.

Products and Technologies

We offer a comprehensive range of orthopedic and dental devices and related products, which are used primarily by orthopedic surgeons and other musculoskeletal medical specialists. Our product offerings include: hip and knee reconstructive products, S.E.T. products, spine, bone healing and microfixation products, dental reconstructive products and cement, biologics and other products, as well as certain cross-platform technologies.

Complete references, product information and product reference material, including indications, contraindications, risks and warnings can be obtained from us on request.

Reconstructive Products —Hips and Knees

Orthopedic reconstructive implants are used to replace joints that have deteriorated as a result of disease (principally osteoarthritis) or injury. Reconstructive joint surgery involves the modification of the affected area of the joint and the implantation of one or more manufactured components, and may involve the use of bone cement. Our primary orthopedic reconstructive joints are hips and knees. We also produce the associated instruments required by orthopedic surgeons to implant our reconstructive products.

Category	Net Sales for the year ended May 31, 2013 (% of total)
Hip reconstructive products	$632.7 million (20.7%)

Key Products	Description
Taperloc® Complete Hip System	Biomet’s flagship primary hip replacement product, which has demonstrated 99% survivorship over a 22-26 year post-operative period.*

G7TM Acetabular System	Our multi-bearing acetabular cup system for use in hip replacement surgery, featuring next-generation instrumentation designed to increase operating room efficiency

Arcos® Modular Femoral Revision System	Comprehensive, modular system designed for difficult and bone-deficient cases

*	According to McLaughlin JR, Lee KR, Orthopedics, 2010 Sep 7; 33(9): 639. The lead author, Dr. J.R. McLaughlin, was a paid Biomet consultant during the preparation and publication of the study, as disclosed in the published paper.

Hip reconstructive products. A total hip replacement involves the replacement of the head and neck of the femur and the diseased and damaged bone of the acetabulum, and may occur as an initial joint replacement procedure or as a revision procedure, which may be required to replace, repair or enhance the initial implant. We offer a broad array of femoral and acetabular systems, each in a variety of sizes and configurations, designed to address varying patient conditions and surgeon preferences.

Our flagship hip stem is the Taperloc® Complete Hip System. The Taperloc® Complete Hip System modernizes the Taperloc® Hip System, a proven technology which has demonstrated 99% survivorship over a 22-26 year post-operative period, as noted in the above cited article. The Taperloc® Complete Hip System offers a series of implant and instrument options, and is compatible with minimally-invasive anterior surgical techniques.

Our newest hip replacement product is the G7™ Acetabular System, which we introduced globally in late 2013. Among other innovations, the G7™ Acetabular System features unique color coding and instrumentation delivery to simplify the procedure in the operating room. The system allows surgeons to choose from a variety of articular bearing components, including our ArComXL® or E1® polyethylene, or our ceramic bearing. Additionally, the G7™ acetabular system can be used in conjunction with our Signature™ patient-specific guides for acetabular positioning and alignment, arguably the most critical clinical issues in hip replacement.

We also offer the Arcos® Modular Femoral Revision System, a comprehensive system to meet the demands of complex revision surgery. It features numerous interchangeable and modular components.

Category	Net Sales for the year ended May 31, 2013 (% of total)
Knee reconstructive products	$940.0 million (30.8%)

Key Products	Description

Vanguard® Complete Knee System	Our flagship brand for total knee replacement and revisions, offering advanced sizing options and patented interchangeability of femoral and tibial components

Oxford® Partial Knee	The only free-floating, mobile bearing partial knee system approved by the FDA in the United States

Vanguard® SSK 360 Revision System	Our best-selling knee revision implant

Vanguard XP™ Knee System	A new knee replacement system that retains all of the patient’s healthy native ligaments, including the ACL. We plan to launch Vanguard XP™ in the second half of calendar year 2014.

Knee reconstructive products. Our knee products are designed to replace portions of the knee that have deteriorated from disease or injury. We offer several total and partial knee replacement products. A total knee replacement typically includes a femoral component, a patellar component, a tibial component and an articulating surface. Total knee replacement may occur as an initial joint replacement procedure, or as a revision procedure, which may be required to replace, repair or enhance the initial implant. Partial knee replacement is an option when only a portion of the knee requires replacement.

The Vanguard® Complete Knee System is our flagship brand for primary and revision total knee replacement. The Vanguard® Complete Knee System demonstrates strong clinical results, accommodates a high degree of flexion and offers advanced sizing options and patented interchangeability of femoral and tibial components. Several instrumentation platforms support the Vanguard® Complete Knee System, including instruments for minimally invasive procedures, enabling it to accommodate a variety of patient needs and surgeon preferences. The Vanguard® Complete Knee System serves as the platform for current and future product innovations, including the Vanguard® SSK 360 Revision System, which was introduced in fiscal 2012. The Vanguard® SSK 360 Revision System is our best-selling knee revision implant by revenue and has helped us achieve the second largest market share position for knee revision implants in the United States.

The Oxford® Partial Knee leads the market in the United States, and we believe, in the world in partial knee implant units sold. It is the only free-floating, mobile bearing partial knee system approved by the FDA in the United States, and is designed to provide more natural motion than total knee replacement systems. We believe its high rate of adoption by surgeons reflects its strong, long-term clinical results, continued product upgrades and a successful direct-to-consumer advertising campaign highlighting its unique lifetime knee implant warranty in the United States.

We plan to launch the Vanguard XP™ Knee System in the second half of calendar year 2014. The Vanguard XP™ is FDA 510(k) cleared and in early clinical use in the United States and across Europe. Once launched, we expect that the Vanguard XP™ will be the only widely-available total knee replacement system in the world that retains all of the patient’s healthy native ligaments, including the ACL. We believe that, by retaining the ACL, the Vanguard XP™ has the potential to improve patient satisfaction following total knee replacement, which has been reported as low as 70%-86%. A recent independent study reported that patients receiving the Oxford® Partial Knee, which retains the ACL, are 2.7 times more likely to be satisfied than total knee replacement patients in their ability to perform activities of daily living, and 1.8 times more likely to report that their new knee feels normal (according to a study by researchers at Washington University in St. Louis, Missouri, presented by Michael Berend, MD, Current Concepts in Joint Replacement, May 20, 2013. Determined based on adjusted odds ratio calculation. The study was partially funded by the Company). The goal of the Vanguard XP™ is to offer a total knee product that delivers the patient satisfaction levels achieved with the Oxford® Partial Knee.

Sports Medicine, Extremities and Trauma (S.E.T.) Products

Category	Net Sales for the year ended May 31, 2013 (% of total)
S.E.T. Products	$600.1 million (19.7%)

Key Products	Description
Sports Medicine

JuggerKnot™ Soft Anchor	Fixation device used in soft tissue repairs, with a smaller anchor to minimize bone removal

JuggerKnotless™ Soft Anchor	Fixation device used for labral repairs, which was recently launched

Extremities

Comprehensive® Shoulder System including the Primary, Reverse and Fracture	Shoulder system designed to allow intra-operative flexibility and streamlined instrumentation

Comprehensive® SRS	Fully modular, shoulder system designed to address complex revision and oncology cases

Comprehensive® Nano*	Stemless shoulder that integrates seamlessly into the Comprehensive system while also providing a less-invasive total shoulder option

Trauma

DVR® CrossLock Distal Radius Plating System/ePAK	Our flagship product line for treating certain wrist fractures

AFFIXUS® Hip Fracture Nail	Nail system designed to treat hip fractures

A.L.P.S.™ Plating System	Anatomic locked plating system designed to treat a host of trauma and reconstructive fractures of the upper and lower extremities

*	Only available outside the United States. This device is the subject of a FDA Investigational Device Exemption, or IDE, premarket clinical study.

Our S.E.T. product category includes sports medicine, extremities and trauma products.

Sports Medicine. In sports medicine, we primarily manufacture and market a line of procedure specific products for the repair of soft tissue injuries, most commonly used in the knee and shoulder. Our sports medicine offerings include the market-leading JuggerKnot™ Soft Anchor family and its line extension, the JuggerKnotless™ Soft Anchor. The JuggerKnot™ Soft Anchor is used for soft tissue repairs and offers a competitive advantage because its smaller anchor minimizes bone removal. In addition, we recently launched the JuggerKnotless™ device for labral repair. The JuggerKnotless™ device eliminates the need for surgeons to tie knots during soft tissue repair, which allows surgeons to control tension for their fixation, and includes the all-suture benefits of the JuggerKnot™ family.

Extremities. Extremity systems comprise a variety of shoulder joint replacement, elbow replacement systems, and products for the wrist. During the second quarter of fiscal year 2014, we recorded our 24th consecutive quarter of double digit growth in our extremities business. Our flagship shoulder product, the Comprehensive® Shoulder System, capitalizes on our platform approach to shoulder surgery and allows intra-operative flexibility and streamlined instrumentation. In particular, the system permits the choice of several different stems, all of which can be used without bone cement. The Comprehensive® Shoulder System can be used in conjunction with our Signature™ patient-specific guides that are designed to assist with glenoid component positioning. In 2013, demand for the Comprehensive® Shoulder System allowed us to achieve the leadership position in the United States in both the anatomic shoulder and reverse shoulder markets.

Trauma. We develop, manufacture and distribute a comprehensive line of products in the internal and external fixation market used by orthopedic surgeons to set and stabilize fractures, primarily upper and lower extremities. Products include those acquired as part of the 2012 Trauma Acquisition. We lead the U.S. market in volar locked plating for treating fractures of the distal radius (wrist). The DVR® System is our flagship product line for treating certain wrist fractures. The DVR® CrossLock Wrist Fracture Fixation System, launched in late 2013, is the newest edition to the DVR® family of products and is offered in our standard delivery system and the ePAK® single-use system. The ePAK® system is designed to reduce costs because its pre-sterilized, single-use disposable kit, which includes the implant and necessary instruments, allows for rapid set-up and minimal operating room turnover time between surgical cases.

Spine, Bone Healing and Microfixation Products

Category	Net Sales for the year ended May 31, 2013 (% of total)
Spine, Bone Healing and Microfixation	$408.8 million (13.4%)

Key Products	Description
Spine

Lineum® OCT Spine System and Polaris Spinal System incorporating the Translation™ Screw technology	Proprietary screw system that combines 3mm of medial/lateral screw translation with a broad range of options for optimal screw placement

Cellentra™ VCBM (Viable Cell Bone Matrix)	Innovative bone graft that includes all of the three elements required for bone remodeling

Timberline® Lateral Fusion System and Timberline® MPF Modular Plate Fixation System	A complete lateral solution with an innovative, radiolucent retractor and modular lateral-plating system

Alpine XC™ Adjustable Fusion System	Designed to help optimize surgical results when using spinous process fixation

Bone healing

The Biomet® OrthoPak® Non-Invasive Bone Growth Stimulator System	A small and light weight non-invasive bone growth stimulator

The Biomet® EBI® Bone Healing System	Non-invasive bone growth stimulation device supported by more than 30 years of clinical evidence

Microfixation

TraumaOne™ Plating System	Comprehensive trauma and reconstruction system designed to treat fractures of the mandible and mid-face

SternaLock® Blu Primary Closure System	Rigid fixation system designed to restore bones of the chest following heart surgery

HTR-PEKK Patient-Matched Cranial Implant	Customized solution for severe cranial defects

Spine. As a result of our 2013 Spine Acquisition, we have expanded our portfolio to include minimally-invasive and lateral-approach systems, which complement our existing collection of fusion and deformity correction products. Our spinal products include cervical and thoracolumbar hardware systems, implantable electrical stimulation devices to allow for bone healing, and osteobiologics (including allograft services), and are used primarily for spinal fusions and spine-related procedures.

Our flagship product, the Polaris™ Spinal System, incorporates a number of cutting-edge innovations designed to provide surgeons with expanded treatment options and greater precision. These innovations include: a screw technology that eases rod introduction and encourages optimal screw placement; instrumentation that permits direct vertebral body rotation and correction and a variety of screw, hook and rod options.

Additionally, we offer the MaxAn® Anterior Cervical Plating System, which incorporates technology developed by Gary K. Michelson, M.D., and has a design that allows for maximum angulation of the screws. The MaxAn® System has a unique design that permits surgeons to use a shorter plate during certain procedures, improving the precision of plate placement to better avoid impingement on an adjacent disc.

Bone Healing. Our bone healing products include non-invasive electrical stimulation devices designed to stimulate bone growth in the posterior lumbar spine and appendicular skeleton. The Biomet® OrthoPak® Non-

Invasive Bone Growth Stimulator System is a device designed to allow patients to remain active while undergoing treatment. The Biomet® EBI® Bone Healing System is a non-invasive bone growth stimulation device that is supported by more than 30 years of clinical evidence.

Microfixation. We offer products for use in neurological, craniomaxillofacial and thoracic procedures. Our face and skull reconstruction products, led by the TraumaOne™ Plating System, are used for a range of surgical procedures by oral, neuro, plastic, and ear, nose and throat, or E.N.T., surgeons. The TraumaOne™ System is a comprehensive trauma and reconstruction system designed to treat fractures of the mandible and mid-face. The iQ® Rapid Screw Delivery System is an intelligent cordless drill/driver featuring an on-board computer chip and software, allowing for rapid, highly precise screw placement in cranial procedures. The HTR-PEKK Patient-Matched Implant provides a customized solution for severe cranial defects. The thoracic product portfolio consists of products that fixate and stabilize the bones of the chest in order to facilitate healing or reconstruction after open heart surgery, trauma or for deformities of the chest.

Dental Reconstructive Products

Category	Net Sales for the year ended May 31, 2013 (% of total)
Dental reconstructive products	$257.0 million (8.4%)

Key Products	Description
OSSEOTITE® Product Line	Our leading dental implant system, designed to improve bone integration

3i T3® Implants	Our newest dental implant, designed to preserve tissue and deliver on patient expectations of sustainable aesthetics

Certain® Implants	Implant line with an internal connection system that allows for greater ease of use by clinicians

BellaTek® Encode® Impression System	Designed to help create a highly aesthetic definitive abutment

Endobon® Xenograft Granules	Bovine-derived granules designed for bone augmentation in the mouth

Our dental reconstructive products include dental implants, abutments, bone substitute and regenerative products and materials and digital patient-specific products.

Dental implants are small titanium screws that are surgically inserted into the jaw to replace a root and provide an anchor for an artificial tooth. Our leading dental implant system is the OSSEOTITE® product line. The OSSEOTITE® product line contains a micro-roughened surface technology that allows for early/immediate loading and improves bone integration to the implant as compared to machine-surfaced implants.

Our newest dental implant product is the 3i T3® Implant, which we launched in early 2013. The 3i T3® Implant aims to preserve tissue and deliver on patient expectations of sustainable aesthetics. The product is designed to increase osseointegration through its hybrid surface, augment bone preservation through integrated platform switching and improve seal integrity.

Our implant portfolio is supported by the Certain® Implant System. The Certain® Implant is an internal connection system that allows for greater ease of use by clinicians because it delivers audible and tactile feedback when restorative abutments and ancillary components are seated.

The BellaTek® Encode® Impression System allows clinicians to create a BellaTek® Abutment by making a conventional or digital impression. Unique codes on the BellaTek® Encode® Healing Abutment relay abutment design and milling information for a highly aesthetic definitive abutment. This technology also eliminates the need for impression materials when used in conjunction with an intraoral scanner.

Cement, Biologics and Other

Category	Net Sales for the year ended May 31, 2013 (% of total)
Cement, Biologics and Other	$214.3 million (7.0%)

Key Products	Description
Cement

Cobalt™, Refobacin®* and Biomet Bone Cements	Cement designed for use in a variety of clinical situations

Optipac® Pre-Packed Cement Mixing System	Closed vacuum mixing and delivery system pre-packed with bone cement

Optivac® Vacuum Mixing System	Cement system that mixes and collects cement under vacuum

StageOne™ Cement Spacer Molds	Designed to create a temporary cement spacer for patients undergoing stage one of a two-stage revision

Biologics

rejuvesol® Solution	Red blood cell (RBC) processing solution for restoring the oxygen carrying capacity of aged, donated RBCs to fresh levels. We are introducing rejuvesol® in fiscal year 2014

NStride™ Solution**	Autologous protein solution used for treatment of knee osteoarthritis

MarrowStim™ PAD System***	Autologous bone marrow concentration system for treating critical limb ischemia

BioCue™ Platelet Concentration System	Autologous blood and bone marrow concentration system for mixing with allograft and/or autograft bone in orthopedic applications

*	Refobacin is a trademark licensed from Merck KGaA.
**	Not approved for use in the United States.
***	This is the subject of a FDA IDE premarket clinical study.

Cement. We offer a wide range of acrylic bone cements and cementing systems for primary and revision reconstructive joint procedures. These products are used primarily to fix implant components to bone during reconstruction.

Cobalt™, Refobacin® and Biomet Bone Cement offerings are designed for use in a variety of clinical situations, which is why we have a broad portfolio of high, medium and low viscosity cements to be used with our user-friendly mixing and delivery systems. Cobalt™ is available with or without antibiotics.

The Optivac® Mixing System mixes and collects the cement in a closed vacuum, which is designed to improve bone cement quality and reduce monomer exposure in the operating room. The Optipac® system, leveraging the proven technology of Optivac®, is a system that comes pre-packed with both polymer and monomer, which eliminates several steps in the mixing procedure.

StageOne™ Spacer Molds are single-use molds designed to create a temporary cement spacer for patients undergoing stage one of a two-stage revision. We offer cement spacer mold options for hip, knee and shoulder revision procedures.

Biologics. We are making considerable investments in programs for our Biologics business that have the potential to address significant unmet clinical needs. One leading product is rejuvesol® Red Blood Cell Processing Solution, which restores the oxygen delivery capabilities in aged, donated red blood cells. We are introducing rejuvesol® in fiscal 2014 and are currently working with the FDA to expand indications to encompass processing of red blood cell products for immediate transfusion. We also offer the U.S. market leading blood and bone marrow aspiration collection and concentration systems for various orthopedic applications globally: GPS®III Platelet Concentration System, Plasmax® Platelet Concentration System, Clotalyst® Autologous Activation Solution, BioCue® Platelet Concentration System, and Recover Kit. New therapies are also under clinical evaluation in the areas of early osteoarthritis and peripheral vascular disease management based on our core Biologics autologous platform technologies.

Other. We offer a variety of other products, including operating room supplies, general surgical instruments, wound care products and other surgical products.

Cross-Platform Technologies

Consistent with our heritage of engineering excellence and innovation, our product portfolio incorporates a number of advanced, highly-differentiated technologies that are applicable across multiple product categories, allowing us to magnify their market impact and leverage our research and development investments. These cross-platform technologies include specialized materials designed to improve the longevity of implants, proprietary surfaces and coatings to allow for biologic fixation, and patient-specific implants and positioning guides designed using CT or MRI imaging data. The revenues from these technologies are included in net sales in their respective product categories.

Our PMI® Patient-Matched Implant group creates patient-specific reconstructive products. These products assist orthopedic surgeons and their surgical teams in preoperative planning and utilize a 3-D bone reconstruction imaging system. With this imaging and model-making technology, our PMI® group assists the physician prior to surgery by creating 3-D models and manufacturing patient specific implants. We believe these products and services continue to enhance our reconstructive product sales by strengthening our business relationships with our surgeon and hospital customers.

Our Signature™ Personalized Patient Care System addresses anatomic individuality with an image-based approach to interactive preoperative planning, and creation of patient-specific surgical positioning guides, applicable to hip, knee, and shoulder replacement products. Signature™ provides a personalized patient solution while reducing instrumentation and implant inventory required for each surgery and improving the efficiency of procedures.

E1® polyethylene is a Vitamin E infused polyethylene that is used to create bearings for our hip, knee and shoulder products. Vitamin E, a natural antioxidant, provides strength and oxidative stability. This technology is designed to increase the longevity of orthopedic implants.

PPS® Porous Plasma Spray is Biomet’s proprietary porous coating. It is designed to achieve biologic fixation of our hip, knee, and shoulder replacement products. Introduced in 1983, PPS® has achieved outstanding long-term clinical success, as documented by numerous studies.

OsseoTi™ material is a new porous titanium alloy material, inspired by the structure of human cancellous bone, and designed to allow biologic fixation. In its FDA cleared indications, OsseoTi™ can address bone deficiencies and can serve as a coating to allow for biologic fixation in reconstructive implant systems. We currently offer OsseoTi™ technology to address bone deficiencies in foot and ankle applications, and are now developing products for other joint reconstructive procedures, including as implant augmentations for the Vanguard® SSK 360 Knee Revision System, and an OsseoTi™ version of the G7™ Acetabular System.

In addition, we are currently developing our One Patient Solutions™ offering. Our One Patient Solutions™ is an image based system designed to provide a personalized patient solution while reducing the cost, handling, time, and inventory involved in performing a total joint replacement. Planning software is designed to allow the surgeon to create virtual anatomical models and discuss the surgery plan with the patient in real time, determine the proper implant and instrumentation required, and provide the patient with access to personalized online education about the surgery. Our One Patient Solutions™ delivery model then allows us to deliver only those implants and instrumentation necessary for that surgery, reducing the hospital’s cost and handling, improving operating room flow, and more efficiently utilizing our working capital. In the United Kingdom, we are also piloting a new program, Theatre Care Rapide, which combines a sterilization service with the advantages of case-specific just-in-time delivery of inventory and instruments. This innovative system uses our Signature™ Personalized Patient Care System for the planning of each case. We believe that both One Patient Solutions™ and Theatre Care Rapide are unique approaches to the delivery of orthopedic products.

Product Development

Our new product development, or NPD, efforts are led by global product groups, or Product Groups, for each category of our product offerings: reconstructive products—hips and knees; S.E.T products; spine, bone healing and microfixation products; dental reconstructive products; and cement, biologics and other products.

Each Product Group is responsible for all aspects of NPD management, including collection of market inputs, design, development, marketing, launch and post-market release support. Globally organized functions, including manufacturing, supply chain, regulatory, clinical and quality, coordinate with and provide resources to support the Product Groups in planning, designing and executing new product launches. In most Product Groups, the NPD process and commercial launch is managed via a new product introduction process, which has been designed to best support each Product Group and minimize time to market. This process utilizes a stage-gate review approach to managing development programs. As an industry leader, we are constantly evaluating our portfolio relative to evolving customer needs and market opportunity.

We continue to conduct internal research and development efforts to generate new marketable products, technologies and materials. Our research and applied technology discovery is led primarily by our corporate biomaterials group. This group develops technology platforms that can be can be applied across multiple product categories. Adoption of the relatively complex and advanced technologies developed by our biomaterials group across multiple product categories allows us to magnify their market impact and leverage our research and development investments.

In addition to our internal efforts, we intend to selectively pursue strategic acquisitions that provide us with new or complementary technologies. Further, an important component of our strategy has been the formation of strategic alliances to enhance the development of new musculoskeletal products.

For fiscal 2013, 2012 and 2011, we invested $150.3 million, $126.8 million and $119.4 million, respectively, on research and development. We believe we are well positioned to take advantage of external acquisition and development opportunities. We expect that our research and development investments will continue to increase. These investments are primarily related to our product development and clinical investments in our core businesses, as well as targeted emerging technologies.

Patents and Trademarks

We believe that patents and other intellectual property will continue to be of importance in the musculoskeletal industry. Accordingly, we continue to take actions to protect technology developed internally and to acquire intellectual property rights associated with technology developed by third parties. We enforce our intellectual property rights consistent with our strategic business objectives. We do not believe that we have any single patent or license (or series of patents or licenses) which is material to our operations, consolidated revenues or earnings. We are not aware of any single patent that, if lost or invalidated, would be material to our consolidated revenues or earnings. We currently have more than 2,300 patents worldwide and in excess of 1,000 pending patent applications in jurisdictions around the world.

BIOMET is our principal registered trademark throughout the world, and registrations have been obtained or are pending with respect to various other trademarks associated with our products. Unless otherwise noted in this prospectus, all trademarks contained herein are owned by Biomet, Inc., or one of its subsidiaries.

Government Regulation

Most aspects of our business are subject to some degree of government regulation in the countries in which our operations are conducted. It has always been our practice to comply with the regulatory requirements governing our products and operations and to conduct our affairs in an ethical manner. This practice is reflected in our Code of Business Conduct and Ethics, various other compliance policies and through the responsibility of the Audit Committee of the Board of Directors to review our systems of internal control, our process for monitoring compliance with laws and regulations and our process for monitoring compliance with our Code of Business Conduct and Ethics. For some products, and in some areas of the world such as the United States, Canada, Japan and Europe, government regulation is significant and, in general, there appears to be a trend toward more stringent regulation throughout the world, as well as global harmonization of various regulatory requirements. We devote significant time, effort and expense to addressing the extensive government and regulatory requirements applicable to our business. Governmental regulatory actions can result in the recall or seizure of products, suspension or revocation of the authority necessary for the production or sale of a product, and other civil and criminal sanctions. We believe that we are no more or less adversely affected by existing government regulations than are our competitors.

U.S. Food and Drug Administration

Our products are medical devices subject to extensive regulation by the FDA and other U.S. federal and state regulatory bodies and comparable authorities in other countries. To ensure that medical products distributed domestically and internationally are safe and effective for their intended use, the FDA and comparable authorities in other countries have imposed regulations that govern, among other things, the following activities that we perform and will continue to perform:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product labeling;

•	product storage;

•	premarket clearance or approval;

•	advertising and promotion;

•	product marketing, sales and distribution; and

•	post-market surveillance reporting death or serious injuries and medical device reporting.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device that we commercially distribute in the United States requires either prior 510(k) clearance or prior premarket approval from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risk are placed in either class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring premarket approval. Most of our current products are Class II devices marketed under FDA 510(k) premarket clearance. However, we also market class III products that have received approval of a premarket approval application, or PMA. Both premarket clearance and PMAs are subject to the payment of user fees, paid at the time of submission for FDA review.

510(k) Clearance Pathway

To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMAs. The FDA’s 510(k) clearance pathway usually takes from three to twelve months, but it can take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, require premarket approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), or a premarket approval, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. If the FDA requires us to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made and plan to continue to make additional product enhancements to products that we believe do not require new 510(k) clearances.

Premarket Approval Pathway

A premarket approval application must be submitted if the device cannot be cleared through the 510(k) process. The premarket approval application process is generally more costly and time consuming than the 510(k) process. A premarket approval application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use.

After a premarket approval application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application can take between one and three years, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. New premarket approval applications or premarket approval application supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. Premarket approval supplements often require submission of the same type of information as a premarket approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval application, and may not require as extensive clinical data or the convening of an advisory panel. To date, a number of our products, such as the Oxford® Partial Knee have been approved under the PMA process. We also have several product candidates in our development pipeline which will require the approval of a PMA.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required for a 510(k) premarket notification. If the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to file an investigational device exemption, or IDE, application with the FDA and obtain IDE approval prior to commencing the human clinical trials. The investigational device exemption application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The investigational device exemption application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a “non-significant risk” device and eligible for more abbreviated investigational device exemption requirements. Clinical trials for a significant risk device may begin once the investigational device exemption application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. Future clinical trials of our motion preservation designs will require that we obtain an investigational device exemption from the FDA prior to commencing clinical trials and that the trial be conducted under the oversight of an institutional review board at the clinical trial site. Our clinical trials must be conducted in accordance with FDA regulations and federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. A clinical trial may be suspended by FDA or the investigational review board at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the study. Even if a study is completed, the results of our clinical testing may not demonstrate the safety and efficacy of the device, or may be equivocal or otherwise not be sufficient to obtain approval of our product.

Pervasive and Continuing FDA Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

•	Quality System Regulation, or QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

•	clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;

•	approval of product modifications that affect the safety or effectiveness of one of our approved devices;

•	medical device reporting regulations, which require that manufacturers comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur;

•	post-approval restrictions or conditions, including post-approval study commitments;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

•	regulations pertaining to voluntary recalls; and

•	notices of corrections or removals.

We have registered with the FDA as medical device manufacturers and have obtained all necessary state permits or licenses to operate our business. As manufacturers, we are subject to announced and unannounced inspections by the FDA to determine our compliance with quality system regulation and other regulations. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions

•	customer notifications for repair, replacement, refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;

•	operating restrictions;

•	withdrawing 510(k) clearances on PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

Healthcare Fraud, Anti-Corruption, Privacy and Other Regulations

There are also various federal healthcare laws that apply when we or customers submit claims for items or services that are reimbursed under Medicare, Medicaid or other federally-funded healthcare programs, including among others: (1) the Federal Anti-Kickback Statute which prohibits offers to pay or receive remuneration of any kind for the purpose of inducing or rewarding referrals of items or services reimbursable by a Federal healthcare program; (2) the False Claims Act, which prohibits the submission of false or otherwise improper claims for payment to a federally-funded health care program; and (3) the Stark law, which prohibits physicians from referring Medicare or Medicaid patients to a provider that bills these programs for the provision of certain designated health services if the physician (or a member of the physician’s immediate family) has a financial relationship with that provider. There are often similar state false claims, anti-kickback and anti-self referral and insurance laws that apply to state-funded Medicaid and other healthcare programs and private third-party payors.

We are subject to various federal and foreign laws that govern our international business practices, including with respect to payments to government officials. The U.S. Foreign Corrupt Practices Act, or FCPA, has been used with some frequency to prosecute companies in the United States. The FCPA prohibits U.S. companies and their officers, directors, employees, shareholders acting on their behalf and agents from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining favorable treatment and this law requires companies to maintain records which fairly and accurately reflect transactions and to maintain internal accounting controls. In many countries, hospitals and clinics are government-owned and healthcare professionals employed by such hospitals and clinics, with whom we regularly interact, may meet the definition of a foreign official for purposes of the FCPA. See “—Legal Matters” below for a description of the outcome of the FCPA investigation of us by the SEC and DOJ.

On July 1, 2011, the U.K. Bribery Act 2010 became effective, which prohibits active and passive bribery, including commercial bribery, and bribery of a foreign public official for a business purpose. The U.K Bribery Act also imposes attribution liability on companies that fail to prevent “associated persons” from committing acts of bribery and includes far-reaching jurisdiction for prosecution.

In addition, we are subject to various federal and foreign laws concerning sales to countries or persons subject to economic sanctions or other restrictions, including laws administered by the Office of Foreign Assets Control and the Bureau of Industry and Security of the U.S. Department of Commerce.

We are also subject to various federal, state and foreign laws that protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by healthcare providers. In April 2003, the U.S. Department of Health and Human Services (HHS) published patient privacy rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and, in April 2005, published security rules for protected health information. The HIPAA privacy and security rules govern the use, disclosure and security of protected health information by “Covered Entities,” which include, among others, healthcare providers that submit electronic claims and health plans. In 2009, Congress passed the HITECH Act, which modified certain provisions of the HIPAA privacy and security rules for Covered Entities and their Business Associates, which is anyone that performs a service on behalf of a Covered Entity involving the use or disclosure of protected health information and is not a member of the Covered Entity’s workforce. Among other things, the HITECH Act provided that Business Associates will now be subject to the same security requirements as Covered Entities, and that with regard to both the security and privacy rule, Business Associates will be subject to direct enforcement by HHS, including civil and criminal liability, just as Covered Entities are.

In the past, HIPAA has generally affected us indirectly. We do not generally qualify as a Covered Entity under HIPAA, except for our non-invasive bone growth stimulation business and our health insurance plans. We only operate as a Business Associate to Covered Entities in a limited number of instances. In those cases, the patient data that we receive and analyze may include protected health information. We are committed to maintaining the security and privacy of patients’ health information and believe that we meet the expectations of the HIPAA rules. Some modifications to our systems and policies may be necessary to address requirements for recently enacted state privacy laws, but we believe we have laid the necessary framework for such changes. We believe the ongoing costs and impacts of assuring compliance with the HIPAA privacy and security rules are not material to our business.

We believe that we are well positioned to face the changing international regulatory environment. The International Standards Organization, or the ISO, has an internationally recognized set of standards aimed at ensuring the design and manufacture of quality products. A company that has passed ISO audits and obtained ISO certification applicable to its activity sector is internationally recognized as having quality manufacturing processes. The European Union (EU) legislation requires that medical devices bear a CE mark. The CE mark is a European Union and European Free Trade Association symbol, which indicates that the product adheres to European Medical Device Directives. Compliance with ISO quality systems standards is one of the requirements for placing the CE mark on our products. Each of our principal manufacturing facilities has been certified to ISO 13485:2003. Our products sold in Europe bear the CE mark to the extent required by European law and regulations.

In addition, governmental bodies in the United States and throughout the world have expressed concern about the costs relating to healthcare and, in some cases, have focused attention on the pricing of medical devices. Government regulation regarding pricing of medical devices already exists in some countries and may be expanded in the United States and other countries in the future. We are subject to increasing pricing pressures worldwide as a result of growing regulatory pressures, as well as the expanding predominance of managed care groups and institutional and governmental purchasers. Under Title VI of the Social Security Amendments of 1983, hospitals receive a predetermined amount of Medicare reimbursement for treating a particular patient based upon the patient’s type of illness identified with reference to the patient’s diagnosis under one or more of several hundred diagnosis-related groups. Other factors affecting a specific hospital’s reimbursement rate include the size of the hospital, its teaching status and its geographic location.

While we are unable to predict the extent to which our business may be affected by future regulatory developments, we believe that our substantial experience in dealing with governmental regulatory requirements and restrictions throughout the world, our emphasis on efficient means of distribution and our ongoing development of new and technologically-advanced products should enable us to continue to compete effectively within this increasingly regulated environment.

Sales and Marketing

We have diligently worked to attract and retain qualified, well-trained and motivated sales representatives. Our products are marketed by more than 3,000 sales representatives throughout the world. The breadth of our product offering and the quality of our sales force create synergies that we believe uniquely position us to continue to efficiently penetrate the musculoskeletal market. In the United States, our products are marketed by a combination of independent third-party distributors, independent commissioned sales agents and direct sales representatives, primarily based on the specific product group being represented and the market characteristics of specific geographies. In Europe, our products are promoted by sales representatives employed by subsidiaries, independent third-party distributors, and some independent commissioned sales agents, based primarily on the geographic location. In the rest of the world, we maintain direct selling organizations, as well as independent commissioned sales agents and independent third-party distributors in other key markets. In addition, we market certain products, such as our Oxford® Partial Knee, directly to consumers.

Seasonality

Elective surgery-related products are influenced to some degree by seasonal factors, as the number of elective procedures declines during the summer months, particularly in European countries.

Customers

Our customers are the hospitals, surgeons, other physicians and healthcare providers who use our products in the course of their practices. Our business is dependent upon the relationships maintained by our distributors and salespersons with these customers, as well as our ability to design and manufacture products that meet customers’ technical requirements at a competitive price.

Inventory and Trade Accounts Receivable

We have inventory located throughout the world with our customers, our distributors and direct salespersons for their use in marketing our products and in filling customer orders. As of May 31, 2013 and February 28, 2014, inventory of approximately $371.7 million and $407.5 million, respectively, was located with these distributors, salespersons and customers. We maintain trade accounts receivable balances based on credit terms that are generally consistent with industry and local market practices.

Distribution

We operate distribution facilities domestically in Warsaw, Indiana; Palm Beach Gardens, Florida; Jacksonville, Florida and Braintree, Massachusetts, and internationally in Hazeldonk, The Netherlands; Valencia, Spain; Tokyo, Japan; Seoul, South Korea; and North Ryde, Australia. We generally ship our orders via expedited courier service. Our backlog of firm orders is not considered material to understanding our business.

Competition

Our business is highly competitive. Competition within the industry is primarily based on service, clinical results and product design, although price competition is an important factor as healthcare providers continue to be concerned with costs. Major competitors in our five product categories are set forth below by market category.

Hip and Knee Products

Our hip and knee reconstructive products compete primarily with those offered by DePuy Synthes (a Johnson & Johnson company), Smith & Nephew plc, Stryker Orthopaedics (a division of Stryker Corp.) and Zimmer, Inc. (a subsidiary of Zimmer Holdings, Inc.). Management believes these four companies, together with us, have the predominant share of the global hip and knee orthopedic reconstructive product market. We believe our prices for hip and knee orthopedic reconstructive products are competitive with those in the industry. We believe our future success will depend upon, among other things, our service and responsiveness to our distributors and orthopedic specialists, the continued strong clinical results of our products, and upon our ability to design and market innovative and technologically-advanced products that meet the needs of the marketplace.

S.E.T. Products

Our sports medicine products compete primarily in the areas of procedure-specific implants and instruments, manual instruments and power instruments. Our principal competitors include Smith & Nephew, Stryker, Linvatec Corp. (a subsidiary of CONMED Corporation), Mitek (a division of Ethicon, a Johnson & Johnson company), ArthroCare Corp. (Smith and Nephew announced in February 2014 an agreement to acquire ArthroCare) and Arthrex, Inc.

Our extremity products primarily compete with those offered by DePuy Synthes, Tornier, Inc., Zimmer, Wright Medical, Exactech and Stryker Orthopaedics.

Our products compete with other such products primarily on the basis of price, ease of application and clinical results. Our internal fixation trauma product lines compete principally with those of DePuy Synthes, Zimmer, Smith & Nephew and Stryker Trauma (a division of Stryker Corp.). The principal competitors in the external fixation trauma market are Smith & Nephew, Stryker Trauma, DePuy Synthes, Zimmer and Orthofix, Inc. (a subsidiary of Orthofix International N.V.).

Spine, Bone Healing and Microfixation Products

Our spinal products compete with other spinal products primarily on the basis of breadth of product line, product recognition and price. The principal spinal products competitors are Medtronic Sofamor Danek, Inc. (a subsidiary of Medtronic, Inc.), DePuy Synthes, NuVasive, Inc., Globus Medical, Inc., Stryker Spine (a division of Stryker Corp.), Zimmer Spine (a subsidiary of Zimmer Holdings, Inc.) and others.

Our osteobiologic products compete with other osteobiologics primarily on the basis of breadth of product line, product recognition and price. The principal competitors in osteobiologics are Medtronic Sofamor Danek, DePuy Synthes, Stryker Spine, Zimmer Spine and others.

Our electrical stimulation products primarily compete with those offered by Orthofix, DJO, Inc. (formerly ReAble Therapeutics, Inc.) and Smith & Nephew. Competition in the electrical stimulation market is on the basis of product design, service, price and success rates of various treatment alternatives. The stimulation market has faced increased reimbursement challenges by healthcare payers, but we have seen recent stabilization of our results and believe we have increased our market share.

Our craniomaxillofacial fixation products, specialty surgical instrumentation and neurosurgical cranial flap fixation products compete with those offered by DePuy Synthes, Stryker Leibinger Micro Implants (a division of Stryker Corp.), KLS-Martin, L.P., Osteomed Corp., Aesculap, Inc., Medtronic, Inc. and Codman & Shurtleff, Inc. (a Johnson & Johnson company).

Dental Reconstructive Products

Our dental reconstructive products compete in the areas of dental reconstructive implants and related products. The primary competitors in the dental implant market include Nobel Biocare AB, Straumann AG, DENTSPLY International, Inc., and Zimmer Dental (a subsidiary of Zimmer Holdings, Inc.). Weaker economic conditions in recent years have resulted in greater penetration of the dental market by numerous smaller value-based competitors. We believe we can compete in the value market on an organic basis by repurposing our existing portfolio of technology and products.

Cement, Biologics and Other Products

Our cement products compete primarily with those offered by DePuy Synthes, Smith & Nephew, Stryker Orthopaedics, Heraeus and Zimmer.

Raw Materials and Supplies

Our suppliers are a critical element of our supply chain. We have established strategic partnerships with key suppliers. This has enabled us to leverage our buying power, establish vendor managed inventory arrangements, enhance product innovation and reduce our risk. Long-term contracts allow us to develop mutually advantageous relationships with our suppliers by providing them with more visibility into our future demand and new product needs. Our Sales, Inventory and Operations Planning, or SIOP, process balances our inventory position and supply capacity with our forward looking sales plan through a reconciliation process. On a monthly basis, our SIOP process in each business unit reviews demand, supply, and inventory, and identifies potential future capacity or material gaps so that the proper corrective actions can be put in place.

The raw materials used in the manufacture of our hip and knee products, S.E.T. products, spine and bone healing products and dental products are principally nonferrous metallic alloys, stainless steel and polyethylene powder. With a few exceptions, none of our raw material requirements are limited to any material extent by critical supply or single origins. The demand for certain raw materials used by us, such as cobalt-chromium alloy and titanium may vary. The primary buyers of these metallic alloys are in the aerospace industry. If the demands of the aerospace industry should increase dramatically, we could experience complications in obtaining these raw materials.

Based on our current relationship with our suppliers, we do not anticipate a material shortage in the foreseeable future. Further, we believe that our inventory of raw materials is sufficient to meet any short-term supply shortages of metallic alloys. The results of our operations are not materially dependent on raw material costs.

Safety stock levels of critical materials are reviewed on a quarterly basis to ensure these stocks are appropriately set. Factors that determine these stock levels include future usage estimates, lead times, forecast accuracy, commodity pricing trends, worldwide market conditions and risk mitigation. In the case of single sourced materials, stock levels are established taking into account potential disruption to supply and, where practical, back-up supply points are identified for contingency.

Environmental Matters

We are subject to various federal, state and local laws and regulations regulating the discharge of materials into the environment and otherwise relating to the protection of the environment. We do not believe that we will be required to spend any material amounts in order to comply with these laws and regulations or that compliance with such laws and regulations will materially affect our capital expenditures, results of operations, financial condition or cash flows.

Employees

As of February 28, 2014, our domestic operations (including Puerto Rico) employed 4,068 persons, of whom 2,044 were engaged in production and 2,024 in research and development, sales, marketing, administrative and clerical efforts. Our international subsidiaries employed 4,888 persons, of whom 2,630 were engaged in production and 2,258 in research and development, sales, marketing, administrative and clerical efforts. None of our principal domestic manufacturing employees are represented by a labor union. The production employees at our Bridgend, South Wales facility are organized. Employees working at the facilities in Berlin, Germany; Valence, France and Valencia, Spain are represented by Workers’ Councils. We believe that our relationship with our employees is satisfactory.

The establishment of our domestic orthopedic reconstructive manufacturing operations in north central Indiana, near other members of the orthopedic industry, provides access to the highly skilled machine operators required for the manufacture of our products. Our European manufacturing locations in South Wales, France, Spain and Germany also provide good sources for skilled manufacturing labor. Our Puerto Rican operations principally involve the assembly of purchased components into finished products using a skilled labor force. Our manufacturing operations in Jinhua, Zhejiang Province, and Changzhou, Jiangsu Province, China are growing and currently include approximately 890 persons who are included in the numbers above.

Property

Our Facilities

Our principal executive offices are located at 56 East Bell Drive, Warsaw, Indiana. In addition, we maintain more than 50 other manufacturing facilities, offices and warehouse facilities in various countries, including Canada and numerous countries in Europe, Asia Pacific and Latin America. We believe that all of our facilities are adequate, well maintained and suitable for the development, manufacture, distribution and marketing of all our products. The following is a list of our principal properties as of March 31, 2014:

Facility	Location	Square Feet	Owned/ Leased
Corporate headquarters of Biomet, Inc.; manufacturing, storage and research and development facilities of Biomet Manufacturing, LLC; manufacturing and storage facilities of Biomet Microfixation, LLC; distribution center and offices of Biomet Orthopedics, LLC; distribution center and offices of Biomet Sports Medicine, LLC; distribution center and offices of Biomet Biologics, LLC and distribution center of EBI, LLC	Warsaw, Indiana Warsaw, Indiana Warsaw, Indiana	541,699 13,300 32,877	Owned Leased Leased
Administrative facility of EBI, LLC and administrative offices of Electro-Biology, LLC	Parsippany, New Jersey	102,224	Leased
Administrative, manufacturing and distribution facility of Biomet Microfixation, LLC	Jacksonville, Florida	82,500	Owned
Office, manufacturing and distribution facility of Biomet 3i, LLC	Palm Beach Gardens, Florida Palm Beach Gardens, Florida(a)	117,000 69,000	Owned Owned
Office, manufacturing and distribution facility of Citra Labs, LLC	Braintree, Massachusetts	32,150	Leased
Manufacturing facility of Biomet Fair Lawn, LLC	Fair Lawn, New Jersey	40,000	Owned
Office and manufacturing facility of Electro-Biology, LLC	Guaynabo, Puerto Rico	34,700	Owned
Office and manufacturing facilities of Interpore Spine Ltd.	Irvine, California Irvine, California	36,800 2,700	Leased Leased
Office and warehouse facilities of Biomet Europe B.V.	Hazeldonk, The Netherlands	131,320	Leased
Office and research and development facilities for Trauma operations	Miami, Florida	30,850	Leased
Office, manufacturing and warehouse facility of Biomet France Sarl	Valence, France	86,100	Owned
Office, manufacturing and warehouse facilities of Biomet Deutschland GmbH	Berlin, Germany	49,900	Owned

Facility	Location	Square Feet	Owned/ Leased
Administrative offices of Biomet Europe B.V. and office and warehouse facility of Biomet Nederland B.V. and Biomet Microfixation Europe B.V.	Dordrecht, The Netherlands	37,700	Owned
Office and manufacturing facility of met 3i Dental Iberica, S.L.	Valencia, Spain	69,600	Owned
Manufacturing and administrative facilities of Biomet UK Ltd.(b)	Bridgend, South Wales Swindon, England	111,956 54,800	Owned Owned
Manufacturing, administrative and warehouse facilities of Zhejiang Biomet	Jinhua, China	110,000	Owned
Manufacturing, administrative and warehouse facilities of Changzhou Biomet	Changzhou, China	82,000	Owned
Administrative office facilities for China operations	Shanghai, China	6,100	Leased
Manufacturing facility for Trauma operations(c)	Le Locle, Switzerland	115,240	Leased

(a)	Includes 23,000 square feet of space in this facility that is leased to other parties.
(b)	We closed the Swindon facility in February 2014, the building is currently held as available for sale.
(c)	On July 16, 2013, we announced that we will close our manufacturing operation in Le Locle, Switzerland in the first quarter of fiscal year 2015.

Our properties in Warsaw, Indiana and Palm Beach Gardens, Florida secure our obligations under our senior secured cash flow facilities. We believe our headquarters, manufacturing and other facilities are suitable for their respective uses and are, in all material respects, adequate for our present needs. Our properties are subject to various federal, state, foreign and local laws and regulations regulating their operation. We do not believe that compliance with such laws and regulations will materially affect our financial position or results of operations.

Legal Matters

We are involved in various proceedings, legal actions and claims arising in the normal course of business, including proceedings related to product liability, governmental investigations, intellectual property, commercial litigation and other matters. The outcomes of these matters will generally not be known for an extended period of time. In certain of the legal proceedings, the claimants seek damages, as well as other compensatory relief, which could result in the payment of significant claims and settlements. For legal matters for which management has sufficient information to reasonably estimate our future obligations, a liability representing management’s best estimate of the probable cost, or the minimum of the range of probable losses when a best estimate within the range is not known, for the resolution of these legal matters is recorded. The estimates are based on consultation with legal counsel, previous settlement experience and settlement strategies. Our accrual for contingencies, except for claims associated with metal-on-metal hip products, was $38.7 million and $40.0 million at February 28, 2014 and May 31, 2013, respectively, and primarily relate to certain product liability claims and the EBI products investigation being conducted by the U.S. Attorney’s Office for the District of Massachusetts described below. We had accrued $123.5 million at February 28, 2014 and $23.5 million at May 31, 2013 for claims associated with metal-on-metal hip products.

U.S. Department of Justice EBI Products Investigations and Other Matters

In June 2013, we received a subpoena from the U.S. Attorney’s Office for the District of New Jersey requesting various documents relating to the fitting of custom-fabricated or custom-fitted orthoses, or bracing, to patients in New Jersey, Texas and Washington. We have produced responsive documents and are fully cooperating with the request of the U.S. Attorney’s Office. We can make no assurances as to the time or resources that will be needed to devote to this inquiry or its final outcome.

In February 2010, we received a subpoena from the OIG-HHS requesting various documents relating to agreements or arrangements between physicians and our Interpore Cross subsidiary for the period from 1999 through the present and the marketing and sales activities associated with Interpore Cross’s spinal products. We are cooperating with the request of the OIG-HHS. We can make no assurances as to the time or resources that will be needed to devote to this inquiry or its final outcome.

In April 2009, we received an administrative subpoena from the U.S. Attorney’s Office for the District of Massachusetts requesting various documents relating primarily to the Medicare reimbursement of and certain business practices related to our EBI subsidiary’s non-invasive bone growth stimulators. It is our understanding that competitors in the non-invasive bone growth stimulation market received similar subpoenas. We received subsequent subpoenas in connection with the investigation in September 2009, June 2010, February 2011 and March 2012 along with several informal requests for information. We have produced responsive documents and are fully cooperating in the investigation. We can make no assurances as to the time and resources that will be needed to devote to this inquiry or its final outcome.

In April 2009, we became aware of a qui tam complaint alleging violations of the federal and various state False Claims Acts filed in the U.S. District Court for the District of Massachusetts, where it is currently pending. Biomet, LVB Acquisition, Inc. and several of our competitors in the non-invasive bone growth stimulation market were named as defendants in this action. The allegations in the complaint are similar in nature to certain categories of requested documents in the above-referenced administrative subpoenas. The U.S. government has not intervened in the action. We are vigorously defending this matter and intend to continue to do so. We can make no assurances as to the time or resources that will be needed to devote to this investigation or its final outcome.

U.S. Department of Justice Civil Division Investigation

In September 2010, we received a Civil Investigative Demand, or CID, issued by the U.S. Department of Justice—Civil Division pursuant to the False Claims Act. The CID requests that we provide documents and testimony related to allegations that OtisMed Corp., Stryker Corp. and our company have violated the False Claims Act relating to the marketing of, and payment submissions for, OtisMed’s OtisKnee® (a registered trademark of OtisMed) knee replacement system. We have produced responsive documents and are fully cooperating in the investigation.

U.S. Securities and Exchange Commission Informal Investigation

On September 25, 2007, we received a letter from the SEC informing us that it was conducting an informal investigation regarding possible violations of the Foreign Corrupt Practices Act, or FCPA, in the marketing and sale of medical devices in certain foreign countries by companies in the medical devices industry. The FCPA prohibits domestic concerns, including U.S. companies and their officers, directors, employees, shareholders acting on their behalf and agents, from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining an improper advantage. This law also requires issuers of publicly registered securities to maintain records which fairly and accurately reflect transactions and to maintain an adequate system of internal controls. In many countries, hospitals and clinics are government-owned and, therefore, healthcare professionals employed by such hospitals and clinics, with whom we regularly interact, may meet the definition of a foreign official for purposes of the FCPA. On November 9, 2007, we received a letter from the DOJ requesting that any information provided to the SEC also be provided to the DOJ on a voluntary basis.

On March 26, 2012, Biomet resolved the DOJ’s and SEC’s investigations by entering into a Deferred Prosecution Agreement, or DPA, with the DOJ and a Consent to Final Judgment, or Consent, with the SEC. Pursuant to the DPA, the DOJ has agreed to defer prosecution of our company in connection with this matter, provided that we satisfy its obligations under the agreement over the term of the DPA. The DPA has a three-year term but provides that it may be extended in the sole discretion of the DOJ for an additional year. The DOJ has further agreed to not continue its prosecution and seek to dismiss its indictment should we satisfy its obligations under the agreement over the term of the DPA.

In addition, pursuant to the terms of the DPA, an independent external compliance monitor has been appointed to review our compliance with the DPA, particularly in relation to our international sales practices, for at least the first 18 months of the term of the DPA. The monitor has divided his review into two phases. The first phase consisted of the monitor familiarizing himself with our global compliance program, assessing the effectiveness of the program and making recommendations for enhancement of our compliance program based on that review. The second phase commenced in June 2013 and consists of the monitor testing implementation of his recommended enhancements to our compliance program. The monitor recently identified that certain of our compliance enhancements have been implemented too recently to be satisfactorily tested, and we continue to work with the monitor to allow for such transactional testing. The Consent we entered into with the SEC mirrors the DPA’s provisions with respect to the compliance monitor.

We agreed to pay a monetary penalty of $17.3 million to resolve the charges brought by the DOJ. The terms of the DPA and the associated monetary penalty reflect our full cooperation throughout the investigation. We further agreed in our Consent to disgorge profits and pay prejudgment interest in the aggregate amount of $5.6 million.

From time to time, we are, and may continue to be, the subject of additional investigations. See “Risk Factors—Risks Related to Our Business—We, like other companies in the orthopedic industry, are involved in ongoing governmental investigations, the results of which may adversely impact our business and results of operations.”

Product Liability

We have received claims for personal injury associated with our metal-on-metal hip products. We believe the number of claims continues to increase incrementally due to the negative publicity regarding metal-on-metal hip products generally. We believe we have data that supports the efficacy and safety of our metal-on-metal hip products, and we intend to vigorously defend ourselves in these matters. We currently account for these claims in accordance with our standard product liability accrual methodology on a case by case basis. Given the substantial or indeterminate amounts sought in these matters, and the inherent unpredictability of such matters, an adverse outcome in these matters in excess of the amounts included in our accrual for contingencies could have a material adverse effect on our financial condition, results of operations and cash flow.

As of March 27, 2014, we are a defendant in 1,513 product liability lawsuits relating to metal-on-metal hip implants, most of which were filed in 2013. The majority of these cases involve the M2a-Magnum™ hip system, 311 cases involve the M2a-38™ hip system, 47 involve the M2a-Taper™ system, and six involve the M2a-Ringloc™ system. The cases are currently venued in various state and federal courts. The cases in federal court have been consolidated in one multi-district proceeding in the U.S. District Court for the Northern District of Indiana.

On February 3, 2014, we announced the settlement of the Multi-District Litigation entitled MDL 2,391 – In Re: Biomet M2A Magnum Hip Implant Product Liability Litigation. As of March 27, 2014, there were 1,396 lawsuits pending in the MDL. Additional lawsuits filed in the MDL by April 15, 2014 may participate in the settlement. We continue to evaluate the inventory of lawsuits in the MDL pursuant to the categories and procedures set forth in the settlement agreement. The final amount of payments under the settlement is uncertain. As of February 28, 2014, we have accrued $123.5 million for contingencies associated with metal-on-metal hip products, which is increased from $50.0 million as of November 30, 2013.

We believe that the payments under the settlement will exhaust our self-insured retention under our insurance program, which is $50.0 million. If this should occur, we would submit an insurance claim for the amount by which ultimate losses under the settlement exceed the self-insured retention amount. We maintain $100.0 million of third-party insurance coverage. Our insurance carriers have been placed on notice of the claims associated with metal-on-metal hip products that are subject to the settlement and have been placed on notice of the terms of the settlement. As is customary in these situations, certain of our insurance carriers have reserved all rights under their respective policies. We have received a letter from one of our carriers denying coverage, and certain of our other insurance carriers could also deny coverage for some or all of our insurance claims. We continue to believe our contracts with the insurance carriers are enforceable for these claims and the settlement agreement. However, we would be responsible for any amounts that our insurance carriers do not cover or for the amount by which ultimate losses exceed the amount of our third-party insurance coverage. The settlement does not affect certain other claims relating to our metal-on-metal hip products that are pending in various state courts, or other claims that may be filed in the future. We are currently assessing any potential receivables to be recorded for recoveries from the insurance carriers.

Intellectual Property Litigation

In January 2009, Heraeus Kulzer GmbH, or Heraeus, initiated legal proceedings in Germany against Biomet, Biomet Europe BV and certain other subsidiaries, alleging that we and Biomet Europe BV misappropriated Heraeus trade secrets when developing our new lines of European bone cements. The lawsuit seeks injunctive relief to preclude us from producing and marketing our current line of European bone cements and a judgment requiring that we compensate Heraeus for any damages incurred (which they allege to be in excess of €30.0 million). On December 20, 2012, the trial court ruled that we did not misappropriate trade secrets and consequently dismissed Biomet, Biomet Europe BV, Biomet Deutschland GmbH and other defendants from the lawsuit. Biomet Orthopaedics Switzerland GmbH, or Biomet Switzerland, remains as the only defendant in the lawsuit and as to it the trial court has ruled that Heraeus will not be permitted to review certification materials of Biomet Switzerland for purposes of determining whether there is any evidence that would support a claim of trade secret misappropriation by that entity. The trial court’s decision remains subject to appeal by Heraeus and we are continuing to vigorously defend this matter. We can make no assurance as to the final outcome of this matter.

On May 3, 2013, Bonutti Skeletal Innovations LLC, a company formed to hold certain patents acquired from Dr. Peter M. Bonutti and an affiliate of patent licensing firm Acacia Research Group LLC, filed suit against us in the U.S. District Court for the Eastern District of Texas, alleging a failure to pay royalties due under a license agreement with Dr. Bonutti, misuse of confidential information and infringement of U.S. Patent Nos. 5,921,986; 6,099,531; 6,423,063; 6,638,279; 6,702,821; 7,070,557; 7,087,073; 7,104,996; 7,708,740; 7,806,896; 7,806,897; 7,828,852; 7,931,690; 8,133,229; and 8,147,514. Prior to the filing of this lawsuit, on March 8, 2013 we had filed a complaint for declaratory judgment with the U.S. District Court for the Northern District of Indiana seeking a judgment of non-infringement and invalidity of the patents at issue and Acacia entered counterclaims of infringement seeking damages in an amount yet to be determined and injunctive relief. On September 17, 2013 the May 3, 2013 case in the Eastern District of Texas case was dismissed. On March 31, 2014 we entered into a Settlement and License Agreement with Bonutti Skeletal Innovations, LLC settling all claims related to US Patents 5,921,986, 6,638,279, 7,070,557, 7,087,073, and 8,147,514 for a one-time payment. We are vigorously defending this matter and believe that our defenses against infringement for the patents remaining in the suit are valid and meritorious. We can make no assurances as to the time or resources that will be needed to devote to this litigation or its final outcome.

Other Matters

There are various other claims, lawsuits, disputes with third parties, investigations and pending actions involving various allegations against us incident to the operation of our business, including product liability and intellectual property cases. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to us. We accrue for losses that are deemed to be probable and subject to reasonable estimate.

Based on the advice of our counsel in these matters, we believe that it is unlikely that the resolution of any of these matters and any liabilities in excess of amounts provided will be material to our financial position, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age as of April 11, 2014 and position of the individuals who currently serve as our directors and executive officers. The following also includes certain information regarding our directors’ and officers’ individual experience, qualifications, attributes and skills and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Position
Jeffrey R. Binder	50	Director, President and Chief Executive Officer
Jonathan J. Coslet	49	Director
Adrian Jones	49	Director
Max C. Lin	32	Director
Chinh E. Chu	47	Director
Michael Michelson	63	Director
Dane A. Miller, Ph.D.	68	Director
Andrew Y. Rhee	37	Director
Jeffrey K. Rhodes	39	Director
Timur Akazhanov	32	Director
Daniel P. Florin	50	Senior Vice President and Chief Financial Officer
Adam R. Johnson	37	Senior Vice President; President of EBI, LLC and Biomet Microfixation, LLC
Bareld J. Doedens	55	Senior Vice President; President of Biomet 3i, LLC
Renaat Vermeulen	57	Senior Vice President; President of Biomet Europe, Middle East and Africa
Bradley J. Tandy	55	Senior Vice President; General Counsel and Secretary
Robin T. Barney	52	Senior Vice President; World Wide Operations
Daniel E. Williamson	48	President, Global Reconstructive Joints
Wilber C. Boren IV	40	President, Biomet Sports Medicine, Extremities and Trauma
Hadi Saleh	41	President, Biomet International
Stuart G. Kleopfer	51	President, Biomet U.S.

Jeffrey R. Binder has been a director and President and Chief Executive Officer since February 2007. Prior to this appointment, Mr. Binder served as Senior Vice President of Diagnostic Operations of Abbott Laboratories from January 2006 to February 2007. Mr. Binder previously served as President of Abbott Spine from June 2003 to January 2006, and as President and Chief Executive Officer of Spinal Concepts from 2000 to June 2003. Mr. Binder holds a bachelor’s degree in applied mathematics from Yale University and a master’s degree in public affairs from the Woodrow Wilson School at Princeton University. Mr. Binder’s service as Chief Executive Officer of the Company creates a critical link between management and the Board of Directors, enabling the Board of Directors to perform its oversight function with the benefit of management’s perspectives on the business.

Jonathan J. Coslet has been a director since July 2007. Mr. Coslet has been a TPG Partner since 1993 and is currently the firm’s Chief Investment Officer and a member of the Executive, Management and Investment Committees. Mr. Coslet serves on the board of directors of Petco Animal Supplies, Inc. and Quintiles Transnational. Mr. Coslet’s executive leadership, knowledge of the capital markets and financial expertise make him a valuable asset to the Board of Directors.

Adrian Jones has been a director since July 2007. Mr. Jones has been a Managing Director of Goldman, Sachs & Co. since 2002 and has worked at Goldman, Sachs & Co. since 1994. Mr. Jones serves on the board of directors of Education Management Corporation, HealthMarkets, Inc., Michael Foods and CTI Foods. Mr. Jones

received a bachelor’s degree from University College, Galway, a master’s degree in Economics from University College, Dublin, and an MBA from Harvard Business School. Mr. Jones’s executive leadership and extensive experience in financial matters relating to both public and private companies make him a valuable asset to the Board of Directors.

Max C. Lin has been a director since 2011. Mr. Lin is a Director in the health care industry team at Kohlberg Kravis Roberts & Co. L.P. and has worked at KKR since 2005. Mr. Lin serves on the board of directors of PRA Holdings, Inc. Mr. Lin holds a Bachelor of Science in Economics and Bachelor of Applied Science in Computer Science from the University of Pennsylvania and an MBA from Harvard Business School. Mr. Lin’s financial expertise and experience overseeing investments in healthcare companies make him a valuable asset to the Board of Directors.

Chinh E. Chu has been a director since April 2013 and previously served as a director from July 2007 to September 2007. Mr. Chu is a senior managing director of The Blackstone Group, which he joined in 1990. Mr. Chu serves on the board of directors of HealthMarkets, Inc., DJO Global, Bank United, Bayview, Alliant, Catalent and Freescale. Mr. Chu’s executive leadership, financial expertise and experience overseeing investments in healthcare companies make him a valuable asset to the Board of Directors.

Michael Michelson has been a director since July 2007. Mr. Michelson has been a member of KKR Management LLC, the general partner of KKR & Co. L.P., since October 1, 2009. Previously, he was a member of the limited liability company, which served as the general partner of Kohlberg Kravis Roberts & Co. L.P. He has been employed by KKR since 1981. Mr. Michelson serves on the board of directors of HCA Holdings, Inc. Mr. Michelson has an A.B., cum laude, Phi Beta Kappa, from Harvard College and a J.D., cum laude, from Harvard Law School. Mr. Michelson’s executive leadership, financial expertise and experience overseeing investments in numerous healthcare companies make him a valuable asset to the Board of Directors.

Dane A. Miller, Ph.D., has been a director since July 2007. Dr. Miller is one of our four founders and served as our President, Chief Executive Officer and a director from 1977 until 2006. Dr. Miller serves on the board of directors of ForeTravel, Inc., the Indiana Economic Development Corporation, the University of Chicago Health Systems and the World Craniofacial Foundation. Dr. Miller received his B.S. degree in Mechanical Materials Science Engineering from General Motors Institute (Kettering University) in 1969. He then received a Master’s Degree and Ph.D. in Materials Science Biomedical Engineering from the University of Cincinnati in 1971 and 1974, respectively. Mr. Miller’s long time former service as Chairman and Chief Executive Officer of the Company create a critical link between management and the Board of Directors, enabling the Board of Directors to perform its oversight function with the benefit of management’s perspectives on the business.

Andrew Y. Rhee has been a director since September 2009. Mr. Rhee is a Vice President in the Merchant Banking Division of Goldman, Sachs & Co., and has been with Goldman Sachs since 1998. Mr. Rhee serves on the board of directors of Drayer Physical Therapy Institute, LLC, and previously served on the board of directors of AssuraMed, Inc. from 2010 to 2013. Mr. Rhee received a bachelor’s degree from Harvard College and an MBA from the Stanford Graduate School of Business. Mr. Rhee’s financial expertise and experience overseeing investments in healthcare companies make him a valuable asset to the Board of Directors.

Jeffrey K. Rhodes has been a director since November 2012. Mr. Rhodes has been a TPG Principal since 2005 and serves on the board of directors of EnvisionRx, Immucor, Inc., IMS Health, Surgical Care Affiliates and Par Pharmaceutical Companies. Mr. Rhodes earned his MBA from Harvard Business School, where he was a Baker Scholar, and earned his undergraduate degree in Economics from Williams College, where he graduated summa cum laude. Mr. Rhodes’s financial expertise and experience overseeing investments in healthcare companies make him a valuable asset to the board of directors.

Timur Akazhanov joined the board in February 2014. Mr. Akazhanov is an Associate in the Private Equity Group of The Blackstone Group and has been with Blackstone since 2013. Mr. Akazhanov holds a bachelor’s degree from Harvard College and an MBA from Harvard Business School. Mr. Akazhanov’s financial expertise makes him a valuable asset to the Board of Directors.

Daniel P. Florin has been Senior Vice President and Chief Financial Officer since June 2007. Prior thereto, Mr. Florin served as Vice President and Corporate Controller for Boston Scientific Corporation since 2001. Prior to being appointed as Corporate Controller in 2001, Mr. Florin served in financial leadership positions within Boston Scientific Corporation and its various business units since July 1995 and was with C.R. Bard from October 1990 through June 1995. Prior to this, Mr. Florin worked for Deloitte since September 1986. Mr. Florin received a bachelor’s degree of business administration, with a concentration in accounting, from the University of Notre Dame and an executive master’s degree in business administration from Boston University.

Adam R. Johnson has been Senior Vice President; President of EBI, LLC since June 2012 and is currently serving as the President of Biomet Microfixation and has been in that role since August 2007. Mr. Johnson served as the Vice President of Global Marketing for Biomet Microfixation from 2006 until his promotion in August 2007. Prior to that Mr. Johnson was the Director of Global Marketing for RTI Biologics. Mr. Johnson also worked for Biomet for 5 years previously, starting his career with Biomet in 1999. Mr. Johnson holds a bachelor of arts degree in marketing and a masters of business administration both from Jacksonville University.

Bareld J. Doedens has been Senior Vice President; President of Biomet 3i, LLC since February 2013. Prior to that he was Vice President Global CAD/CAM for Sirona Dental Systems from October 2008 to January 2013 and Vice President—Business Development for Sirona Dental Systems from April 2007 through October 2008. Mr. Doedens was the President of EBI, L.P. from 2006 through 2007. He was President of Biomet 3i, Inc. from 1999 through 2005. Mr. Doedens holds an MD from the Free University of Amsterdame and an MBA from the University of Rochester’s executive program at the University of Rotterdam.

Renaat Vermeulen joined Biomet in 1994 through the acquisition of Kirschner Medical and has held many functions of increasing responsibility, including Managing Director positions in Belgium, Germany, Spain and France. Since 2007, Mr. Vermeulen was Vice President—Sales, Marketing and R&D of Biomet Europe, based in The Netherlands. He became President of Biomet Europe, Middle East and Africa in July 2010. Originally, Mr. Vermeulen was trained as a nurse and he has 8 years of experience in various Intensive Care Units and 28 years in the Orthopedic Industry.

Bradley J. Tandy has been Senior Vice President, General Counsel and Secretary since April 2007. Prior thereto, Mr. Tandy served as Senior Vice President, Acting General Counsel and Secretary from January 2007 to April 2007, and Senior Vice President, Acting General Counsel, Secretary and Corporate Compliance Officer from March 2006 to January 2007. Mr. Tandy previously served as Vice President, Assistant General Counsel and Corporate Compliance Officer at Biomet from January 1999 to March 2006, and served as Assistant General Counsel of Biomet from December 1992 to January 1999. Prior to working for Biomet, Mr. Tandy was a partner with the law firm of Rasor, Harris, Lemon & Reed. Mr. Tandy holds a Bachelors of Science from DePauw University and a JD from Indiana University School of Law.

Robin T. Barney has been Senior Vice President, World Wide Operations since September 2008. Prior to joining Biomet in 2007, Ms. Barney served as Vice President, Worldwide Operations of DePuy, a Johnson & Johnson company. Ms. Barney joined Johnson & Johnson in 1992 and held various leadership roles within Operations for their Codman & Shurtleff, DePuy Orthopeadics and DePuy Spine units. Ms. Barney holds a Bachelors of Science in Chemical Engineering from the University of Delaware and an MBA from the University of Massachusetts.

Daniel E. Williamson has been Senior Vice President, Biomet, Inc. and President, Global Reconstructive Joints since February 2014. Prior to this appointment, Mr. Williamson served as Vice President and General Manager, Global Bone Cement and Biomaterials Research from September 2011 to February 2014, and Corporate Vice President, Global Biologics & Biomaterials from May 2006 to September 2011. Mr. Williamson previously served as Vice President, Business Development from December 2003 to May 2006. Mr. Williamson began his career with Biomet in July of 1990 as a Product Development Engineer and has held various other positions of increasing responsibility in Product Development, Marketing and Business Development. Mr. Williamson has a Bachelor of Science degree in Bioengineering from Syracuse University and a Master of Science degree in Biomedical Engineering from the University of Kentucky.

Wilber C. Boren IV has been the President of Biomet Sports Medicine, Extremities and Trauma since November 2012. Prior to this appointment Mr. Boren served as President of Biomet International, responsible for Canada, Latin America, and Asia Pacific from 2007 to 2012. Mr. Boren joined Biomet in 1999 and has held various management roles in sales, marketing and contract administration. He holds a degree in Environmental Science from Indiana University.

Hadi Saleh has been the President of Biomet International since November 2012. Since his arrival in 2001, Dr. Saleh has held many positions with us of increasing responsibility. Prior to his latest appointment he served as Vice President Commercial Operations for Biomet EMEA, Regional VP Central and Eastern Europe and as Managing Director of Biomet Germany. Dr. Saleh has a Medical Doctor Thesis from the University of Mainz and a Doctorate in Medicine from the University of Frankfurt am Main.

Stuart G. Kleopfer has been President of Biomet U.S. since May 2011. Prior to this appointment he served as President, Biomet Biologics from December 2005 to May 2011. Mr. Kleopfer began his career at Biomet in 1988 and has held many positions of increasing responsibility. Mr. Kleopfer holds a Bachelors of Science degree in Geology from Indiana University.

Board of Directors

Our Board of Directors consists of              directors. Our Amended and Restated Certificate of Incorporation will provide that our Board of Directors shall consist of not less than 5 directors nor more than 16 directors, and that the number of directors may be increased or decreased by action of either a majority of the directors, subject to the Stockholders’ Agreement. No decrease may shorten the term of any director.

Our Board of Directors will be divided into three classes, as follows:

•	Class I, which will initially consist of , whose terms will expire at our annual meeting of stockholders to be held in 2014;

•	Class II, which will initially consist of , whose terms will expire at our annual meeting of stockholders to be held in 2015; and

•	Class III, which will initially consist of , whose terms will expire at our annual meeting of stockholders to be held in 2016.

Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office.

Each of the directors appointed by our of our Principal Stockholders generally is entitled to be indemnified by the Principal Stockholder which has appointed him or her for their service on our Board of Directors pursuant to such entities’ governing documents or other arrangements, in each case in accordance with such entities’ policies.

Our Certificate of Incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock (i.e., our Principal Stockholders) can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors, subject to their rights under our Stockholders’ Agreement discussed above.

Controlled Company

We intend to apply to list the shares offered in this offering on the             . Following completion of this offering, our Principal Stockholders will control more than 50% of the combined voting power of our common stock, so under current listing standards, we would qualify as a “controlled company” and accordingly, will be exempt from certain stock exchange rules regarding corporate governance, including:

•	the requirement that a majority of our Board of Directors consist of independent directors;

•	the requirement that our Nominating Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that our Compensation Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

These requirements will not apply to us as long as we remain a “controlled company.”

Director Independence

Upon completion of our initial public offering, we intend to have an audit committee consisting of fully independent directors as defined in the stock exchange rules and Rule 10A-3 of the Exchange Act.

We have reviewed the independence of our current directors using the stock exchange independence standards and, based on this review, we have determined that              are independent within the meaning of the stock exchange listing standards applicable to membership on our Audit Committee.

The Board of Director’s Role in Risk Oversight

Risk is inherent with every business. Management is responsible for the day-to-day management of risks we face, while our Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. The Board of Directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. A fundamental aspect of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company. The involvement of the full Board of Directors in setting our business strategy is a key part of its assessment of management’s appetite for risk and also a determination of what constitutes an appropriate level of risk for us.

In order to assist the Board of Directors in overseeing our risk management, we use a process that involves the Board of Directors, senior management and other personnel in an integrated effort to identify, assess, and manage risks that may affect our ability to execute on its corporate strategy and fulfill its business objectives. These activities entail the identification, prioritization and assessment of a broad range of risks, including financial, operational, business, reputational, governance and managerial risks, and the formulation of plans to manage these risks or mitigate their effects. Senior management attends the quarterly Board of Directors meetings and is available to address any questions or concerns raised by the Board of Directors regarding risk management and any other matters. Additionally, each quarter, the Board of Directors receives presentations from senior management on strategic matters involving our operations.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board of Directors assist the Board of Directors in fulfilling its oversight responsibilities in certain areas of risk. In particular, the Audit Committee reviews our systems of internal control, our process for monitoring compliance with laws and regulations and our process for monitoring compliance with our Code of Business Conduct and Ethics. The Compensation Committee annually reviews and evaluates cash compensation and equity award recommendations for our executive officers along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our executive officers. The Compensation Committee examines these recommendations in relation to our overall objectives and risk profile.

Each director appointed to the Audit Committee will be determined to be financially literate by our Board of Directors and one director will serve as our audit committee financial expert. Because we will be a “controlled company” under the rules, our Compensation Committee and Nominating Committee will not be required to be fully independent and our Board of Directors has made no determination as to whether the members of those committees are independent under applicable stock exchange independence standards. Upon completion of our initial public offering, we intend to have an Audit Committee consisting of fully independent directors as defined in the stock exchange rules and Rule 10A-3 of the Exchange Act applicable to the Audit Committee.

Committees of the Board of Directors

The Board of Directors has established three standing committees to assist it in carrying out its responsibilities: the Audit Committee, the Nominating Committee and the Compensation Committee. Each of the committees operates under its own written charter adopted by the Board of Directors, each of which will be available on our website upon the pricing of this offering. The membership and the function of each of the committees are described below.

Audit Committee

The Audit Committee will be responsible for, among other things:

•	appointing the independent auditor annually; monitoring the quality of the work of the independent auditor; monitoring the auditor’s independence and replacing the auditor as necessary in the sole judgment of the committee; pre-approving the audit plan (including services relating to internal controls over financial reporting), any proposed audit-related, tax and other services and pre-approving all related compensation; reviewing with the auditor the results of the annual audit; reviewing with the auditor any review of the quarterly financial statements that the committee may direct the auditor to perform;

•	approving the annual corporate audit services plan and budget; reviewing with the senior corporate audit services executive the results of the audit work at least annually and more frequently as provided in the policy for reporting financial accounting and auditing concerns, as approved by the committee; at least annually reviewing the performance of the corporate audit services team;

•	reviewing, at least annually, a summary of our transactions with our directors and officers and with firms that employ our directors, as well as any other related party transactions;

•	reviewing and discussing with management and the independent auditor the annual audited financial statements and the adequacy of the internal controls over financial reporting;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any significant issues (material weaknesses or significant deficiencies as such terms are defined in the Sarbanes-Oxley Act) as to the adequacy of our accounting controls and any remediation used in connection with any such issues;

•	overseeing company policies and practices with respect to financial risk assessment and risk management;

•	preparing the Audit Committee Report approving our audited financial statements;

•	meeting separately and periodically with management and the independent auditor; and

•	regularly reporting its work to our Board of Directors.

The members of the Audit Committee are             (Chair) and             . Our Board of Directors has determined that (i) each are “independent directors” for purposes of serving on the Audit Committee under the             listing rules, including the independence requirements of Rule 10A-3 of the Exchange Act, (ii) each director appointed to the Audit Committee is financially literate and (iii)            meets the criteria set forth in the rules and regulations of the SEC for an “audit committee financial expert.”

Compensation Committee

The Compensation Committee will be responsible for, among other things:

•	recommending to the Board of Directors the total compensation package of the Chief Executive Officer, or CEO, and determining the total compensation package of our other officers elected by the Board of Directors;

•	conducting the evaluation of the CEO for submission to the Board of Directors;

•	granting options under and otherwise administering our stock incentive plans and approving and administering any other compensation plan in which our officers participate;

•	reviewing succession planning for the CEO and senior executives, and reporting on such matters to the Board of Directors;

•	retaining compensation consultants as necessary, after considering all relevant factors, including any business or personal relationship of the consultant or consultant’s employer with an executive officer of the company; and

•	presenting the annual Compensation Committee Report on Executive Compensation for our proxy statement.

As a “controlled company” we are exempt from the requirement that our Compensation Committee be composed entirely of independent directors under stock exchange listing standards applicable to membership on the Compensation Committee with a written charter addressing the committee’s purpose and responsibilities and the requirement that there be an annual performance evaluation of the Compensation Committee. Our Board of Directors has made no determination as to whether the members of our Compensation Committee are independent under applicable stock exchange independence standards.

The members of the Compensation Committee are             ,              and             .

Nominating Committee

The Nominating Committee will be responsible for, among other things:

•	recommending to the Board of Directors principles of corporate governance applicable to our company;

•	reviewing the performance of our Board of Directors and making recommendations to the Board of Directors regarding the selection of candidates, qualification and competency requirements for service on the Board of Directors and the suitability of proposed nominees as directors;

•	overseeing the processes established by management regarding compliance with legal and regulatory requirements and ethical programs and policies as established by management and the

Board of Directors, including without limitation, our Code of Business Conduct and Ethics, our compliance program and our regulatory and quality compliance initiatives; and overseeing management’s establishment of a process for reporting these matters to the Audit Committee, other board committees or the full Board of Directors as appropriate;

•	receiving regular reports from our general counsel regarding material legal disputes and matters in litigation;

•	reviewing and making recommendations to the Board of Directors regarding the size and structure of the Board of Directors and its committees;

•	determining the process for the annual self-assessments of the Board of Directors and its committees, overseeing the implementation and reporting back of the results;

•	reviewing and making recommendations to the Board of Directors regarding leadership and membership of committees of the Board of Directors;

•	developing and administering the process and criteria for selecting new directors and nominees for vacancies on the Board of Directors and candidates for board membership;

•	establishing a process for overseeing potential conflicts of interest between the company and directors and the company and members of management, and considering at least annually the independence of directors; and

•	regularly reporting its activities to the Board of Directors.

As a “controlled company” we are exempt from the requirement that our Nominating Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and the requirement that there be an annual performance evaluation of the Nominating Committee. Our Board of Directors has made no determination as to whether the members of our Nominating Committee are independent under applicable stock exchange independence standards.

The members of the Nominating Committee are              (Chair),              and             .

Compensation Committee Interlocks and Insider Participation

In the year ended May 31, 2013, Jonathan J. Coslet, Adrian Jones, Michael DalBello and Michael Michelson served as members of our Compensation Committee. Each of those directors was appointed by one of our Principal Stockholders. No officer or employee served on the Compensation Committee (or equivalent), or the Board of Directors, of another entity whose executive officer(s) served on our Compensation Committee or Board of Directors.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the stock exchange rules regarding corporate governance. Any waiver of this code may be made only by our Board of Directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the stock exchange rules regarding corporate governance. Our Code of Business Conduct and Ethics is available on our website at www.biomet.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section includes information regarding, among other things, the overall objectives of our executive compensation program and each element of compensation that we provided, in each case with respect to the 2013 fiscal year. The goal of this section is to provide a summary of our executive compensation practices and the decisions that we made during this period concerning the compensation package payable to our executive officers, including the five executive officers listed in the Summary Compensation Table. Each of the executives listed in the Summary Compensation Table is referred to herein as a “named executive officer.” This “Compensation Discussion and Analysis” should be read in conjunction with the detailed tables and narrative descriptions under “Executive Compensation Tables” below.

Executive Compensation Philosophy and Objectives

Our executive compensation practices are affected by the highly competitive nature of the orthopedics industry and the location of our executive offices in Warsaw, Indiana. The fact that a number of the leading orthopedic manufacturers in the world have significant operations in and around Warsaw, Indiana means that there are continuing opportunities for experienced orthopedic executives who reside in this area. On the other hand, the fact that Warsaw, Indiana, is a small town in a predominantly rural area can present challenges to attracting executive talent from other industries and parts of the country.

Our executive compensation policies and practices during the 2013 fiscal year reflected the compensation philosophies of our founders and were designed to help achieve the superior performance of our executive officers and management team by accomplishing the following goals:

•	attracting, retaining and rewarding highly qualified and productive persons;

•	relating compensation to company, business unit and individual performance;

•	encouraging strong performance without incentivizing inappropriate or excessive risk-taking;

•	establishing compensation levels that are internally equitable and externally competitive; and

•	encouraging an ownership interest and instilling a sense of pride in Biomet.

These objectives were based upon one of our founding philosophies: equity incentives in the form of stock options and restricted stock units (“RSUs”) are an excellent motivation for team members, including executive officers, and serve to align the interests of team members, management and our equity investors.

Based on these objectives, the compensation package of our executive officers during the 2013 fiscal year was intended to meet each of the following three criteria: (1) market levels competitive with companies of similar size and performance to us; (2) performance based, “at risk” pay that is based on both short and long-term goals; and (3) incentives that are structured to create alignment between our equity investors and executives.

Compensation Methodology

During the 2013 fiscal year, the Compensation Committee was responsible for administering the compensation and benefit programs for our senior management team, including our named executive officers. The Compensation Committee annually reviews and evaluates cash compensation and equity award recommendations for our executive officers along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our executive officers. The Compensation Committee examines these recommendations in relation to our overall objectives and risk profile. Our President and Chief Executive Officer was not a member of the Compensation Committee during the 2013 fiscal year and did not participate in the decisions as to his compensation package.

The most significant development in our executive compensation philosophy following the consummation of the 2007 Acquisition, including during the 2013 fiscal year, has been a greater emphasis on correlating compensation to our long-term equity growth. The Compensation Committee has provided significant equity investment opportunities in LVB tied to financial objectives through (1) offering certain of our employees one-time opportunities to purchase shares of LVB at a purchase price equal to the higher of fair market value and $10.00 per share (subject to the employee’s execution of a Management Stockholders’ Agreement, as described below under “—The Elements of Biomet’s Compensation Program—Stock Options and Restricted Stock Units”), (2) granting of options to purchase shares of LVB, and modifying the structure of non-equity awards to provide greater incentives for management performance and (3) granting of RSUs of LVB. The philosophy and target levels of each of the other compensation elements, including base salary, perquisites, health and welfare and retirement benefits during the 2013 fiscal year have largely continued to correspond to the levels of such awards, for periods prior to the 2007 Acquisition. The Compensation Committee’s decisions for the 2013 fiscal year, specifically with respect to base salary and total cash compensation for the Chief Executive Officer and his reports, including the other named executive officers, were made after considering (i) input from our Principal Stockholders on their general experience with current compensation practices with their respective portfolio companies of similar size, (ii) with respect to setting total cash compensation, by reference to two major executive compensation surveys, the Towers Watson 2012 Pharmaceutical and Health Sciences Compensation Survey, or Towers Watson Survey, and the Strategic Industry Reward Solutions (SIRS®) 2012 Benchmark Survey for Life Sciences, or SIRS Survey, and, together with the Towers Watson Survey, the Compensation Surveys, and (iii) with respect to general merit increases of base salary amounts from fiscal year 2012 amounts, for all employees of the Company including executive officers, general, broad-based market data, including the Towers Watson Salary Budget Planning Survey Report, Mercer Global Compensation Planning Report, WorldatWork Salary Budget Survey, Compdata Surveys Midwest Manufacturing & Distribution Survey, Radford Global Life Sciences Survey and Culpepper Life Sciences Compensation Survey.

The Elements of Biomet’s Executive Compensation Program

As a result of our compensation philosophies and objectives, the compensation package of our executive officers during the 2013 fiscal year consisted of five primary elements: (1) base salary, (2) non-equity incentive plan awards, (3) stock options and RSUs, (4) participation in employee benefit plans, and (5) deferred compensation elections. Consistent with prior fiscal years, our practice during the 2013 fiscal year was to provide total cash compensation (consisting of base salary plus annual cash incentive awards) at amounts we believed to be generally comparable with, or average to, the amounts paid to executives with companies of similar size and performance to us, in each case with responsibilities similar to the responsibilities of our executives.

Beginning in fiscal year 2013, in an effort to provide competitive, fair and equitable compensation, it was decided to benchmark total cash compensation opportunities for our executive officers on an annual basis. In establishing target total cash compensation opportunities for our executive officers for fiscal year 2013, the Compensation Committee used market data from the Compensation Surveys, size-adjusted to reflect our annual revenues, which resulted in a pool of approximately 635 companies with respect to the Towers Watson Survey and a pool of approximately 119 companies with respect to the SIRS Survey. The Compensation Committee generally targets total cash compensation relative to a range around the 50th percentile of market data, or the Target Range.

We used the Target Range, plus or minus 20% of the midpoint, as a goal for assessing the pay for each executive officer, including the named executive officers, for fiscal year 2013. The Compensation Surveys, as adjusted, indicated that for fiscal year 2013, the target total cash compensation for each of the applicable named executive officers was within the Target Range, except for Ms. Anderson, who was at 138% of the Target Range and Ms. Barney, who was slightly above the Target Range of target total cash compensation.

Base Salary. The Compensation Committee reviewed our performance, the executive officers’ performance, our future objectives and challenges and the current competitive environment and set the base salary for each executive officer at the beginning of the fiscal year. Our Chief Executive Officer, Mr. Binder’s base salary for fiscal year 2013 increased consistent with the Corporate merit increase of 3% in the United States as determined by the Compensation Committee. The Chief Executive Officer was given relatively broad latitude by the Compensation Committee to adjust the merit increase percentage upward or downward for his direct reports, subject to Compensation Committee approval, on the basis of Mr. Binder’s assessment of job performance for the preceding fiscal year. All named executive officer merit increases were consistent with the merit increases of 3% in the United States determined by Mr. Binder and approved by the Compensation Committee. Mr. Johnson received a base salary increase of 22.7% in connection with a promotion during fiscal year 2013. The increase was calculated using a quantitative analysis for total cash compensation from the Compensation Surveys, as adjusted.

Non-equity Incentive Plan. Annual cash incentive awards to our named executive officers for the 2013 fiscal year were paid under the terms of a non-equity incentive plan approved by our Compensation Committee following consummation of the 2007 Acquisition. The principal objective sought to be achieved by our non-equity incentive plan is to align awards with predetermined objectives and thereby improve performance in specific areas. Payments under the plan are calculated based upon a target percentage of the executive’s base salary (actually paid during the fiscal year) determined by position with us. Potential payments under the non-equity incentive plan for the 2013 fiscal year could have ranged from 0% to 200% of each named executive officer’s base salary based on corporate and business unit performance with Mr. Binder’s target bonus set at 110% of base salary and the target bonus of each of the other named executive officers set at a range of 60% to 80% of base salary as discussed below.

For fiscal year 2013, the Compensation Committee chose corporate and business unit incentive metrics that it considered important valuation metrics that would effectively measure our performance. Corporate and business unit criteria for the 2013 fiscal year consisted of (i) Adjusted EBITDA (as defined in the senior secured credit facilities), or Adjusted EBITDA, Credit Agreement, (ii) net sales and (iii) free cash flow as a percentage of net sales, or FCF/Net Sales%. For these purposes, Adjusted EBITDA, Credit Agreement is defined as operating income, as reported before special items from operations and depreciation and amortization from operations.

Company Free Cash Flow was originally defined as cash flow from operations less capital expenditures. In the meeting of the Compensation Committee to approve calculated bonus payouts, the Committee noted that the payout for the FCF/Net Sales metric was significantly higher than the budget plan due to the benefits of the refinancing activities executed by us during the fiscal year. The Committee used its discretion to adjust the bonus design to change the determination of Company Free Cash Flow to reflect unlevered free cash flow performance defined as cash flow from operations, less capital expenditures, plus cash paid interest. In addition, the Committee determined that the actual performance on the FCF/Net Sales metric should be adjusted further to reduce the results for the cash paid income tax benefit related to the restructuring activities and the timing of benefit realized from not settling an outstanding legal matter.

All adjustments were reviewed and approved by the Compensation Committee. See table below for additional definitions.

The Compensation Committee also established the weighting for each financial metric and approved a grid for each metric to determine the percentage of the target bonus that would be paid in respect of such metric, or percentage payout, based upon the percentage of target performance actually achieved. Target performance goals for each financial metric were generally established consistent with our operating plan for fiscal year 2013.

The following table details the percentage payouts by bonus metric:

Bonus Payout Percentages(1)
(percentage of business plan target)	0%	200%
Jeffrey R. Binder
Daniel P. Florin
Robin T. Barney
Bradley J. Tandy
Company Adjusted EBITDA, Credit Agreement(2)	below 95%	107.5% or greater
Company Sales	below 95%	107.5% or greater
Company FCF/Company Sales	below 95%	107.5% or greater
Adam R. Johnson
Company Adjusted EBITDA, Credit Agreement(2)	below 95%	107.5% or greater
Spine and Bone Healing Adjusted EBITDA, Credit Agreement(2)	below 90%	110.0% or greater
Spine and Bone Healing Sales	below 95%	107.5% or greater
Spine and Bone Healing FCF/Spine and Bone Healing Sales	below 90%	120.0% or greater
Microfixation Adjusted EBITDA, Credit Agreement(2)	below 90%	120.0% or greater
Microfixation Sales	below 90%	120.0% or greater
Microfixation FCF/Microfixation Sales	below 90%	130.0% or greater
Margaret Anderson(3)
Company Adjusted EBITDA, Credit Agreement(2)	below 95%	107.5% or greater
Dental Adjusted EBITDA, Credit Agreement(2)	below 90%	110.0% or greater
Dental Sales	below 95%	107.5% or greater
Dental FCF/Dental Sales	below 90%	120.0% or greater

(1)	The payments are calculated based on straight line interpolation from (a) 0%, for performance below the threshold set forth in the 0% bonus payout percentage column above, to 100%, for achievement of 100% of the applicable performance metric, and (b) 100% to 200%, for performance at or above the threshold set forth in the 200% bonus payout percentage column above.
(2)	Adjusted EBITDA, as defined in the Amended and Restated Credit Agreement (“Adjusted EBITDA, Credit Agreement”). Adjusted EBITDA, Credit Agreement and Adjusted EBITDA as defined elsewhere in this Prospectus are different metrics.
(3)	Ms. Anderson’s employment was terminated on March 1, 2013, pursuant to her separation agreement dated October 29, 2012.

The Compensation Committee established different weightings for corporate and business unit performance for each named executive officer in recognition of his or her role in driving our overall performance. The Compensation Committee also retained the authority to reduce or award an additional bonus amount, a leadership/discretionary award, at its discretion. None of the named executive officers received a leadership/discretionary award for fiscal year 2013.

The following chart shows the financial metrics and their weighting, targets, actual performance against the targets and resulting payout percentage for each of our and our business units’ performance goals discussed above:

(in millions, except percentages)	Target Performance(1)	Actual Performance(1)		Financial Metrics Payout
Jeffrey R. Binder
Daniel P. Florin
Robin T. Barney
Bradley J. Tandy
Company Adjusted EBITDA, Credit Agreement (50%)	$1,071.8	$1,087.7	(2)	59.89%
Company Sales (25%)	$3,041.1	$3,048.2		25.58%
Company FCF/Company Sales (25%)	20.3%	20.6	%(3)	29.41%
Board Discretion(4)				4.31%
Total (taking into account weighting)				119.19%
Adam R. Johnson
Company Adjusted EBITDA, Credit Agreement (25%)	$1,071.8	$1,087.7	(2)	29.95%
Spine and Bone Healing Adjusted EBITDA, Credit Agreement (12.5%)	$54.1	$55.5		15.70%
Spine and Bone Healing Sales (12.5%)	$261.6	$258.4		10.97%
Spine and Bone Healing FCF/Spine and Bone Healing Sales (12.5%)	13.7%	12.3	%(3)	15.57%
Microfixation Adjusted EBITDA, Credit Agreement (12.5%)	$98.2	$102.8		14.40%
Microfixation Sales (12.5%)	$31.9	$34.3		13.69%
Microfixation FCF/Microfixation Sales (12.5%)	27.5%	25.6	%(3)	11.09%
Total (taking into account weighting)				111.37%
Margaret Anderson
Company Adjusted EBITDA, Credit Agreement (25%)	$1,071.8	$1,087.7	(2)	29.95%
Dental Adjusted EBITDA, Credit Agreement (25%)	$56.9	$55.6	(5)	19.43%
Dental Sales (25%)	$271.7	$271.3	(5)	24.65%
Dental FCF/Dental Sales (25%)	18.7%	20.5	%(3)	29.95%
Board Discretion(4)				(3.98)%
Total (taking into account weighting)				100.00%

(1)	All dollar targets and actual performance at budget foreign exchange rates except actual Company Adjusted EBITDA, Credit Agreement.
(2)	Includes a reduction of $3.0 million due to foreign currency exchange benefits and discretionary increase of $5.9 million for direct to consumer national advertising campaign approved by the Board of Directors.
(3)	Free Cash Flow represents Adjusted EBITDA, Credit Agreement at budget foreign currency rates less capital expenditures at budget foreign currency rates plus or minus the change in working capital at budget foreign currency rates.
(4)	Represents discretionary adjustments made by the Compensation Committee based on individual business unit performance. Corresponding decreases were made in other areas to maintain total payout pool at calculated value.
(5)	Includes increase of $12.7 million to sales and $3.8 million to Adjusted EBITDA, Credit Agreement to adjust for significant market declines experienced in global dental market.

The following chart shows the weighting assigned to the various corporate and business unit performance goals discussed above as percentage of base salary for each named executive officer:

	Jeffrey R. Binder		Daniel P. Florin Robin T. Barney		Adam R. Johnson Margaret Anderson		Bradley J. Tandy
Goals	Target	Max	Target	Max	Target	Max	Target	Max
Company Financials	110%	200%	80%	200%	20%	50%	60%	200%
Business Unit Financials	—	—	—	—	60%	150%	—	—

TOTAL	110%	200%	80%	200%	80%	200%	60%	200%

The chart below includes information about the named executive officers’ 2013 fiscal year non-equity incentive plan target and maximum award opportunities and actual payouts, including as a percentage of base salary.

	Non-Equity Incentive Plan Target		Non-Equity Incentive Plan Maximum		Non-Equity Incentive Plan Payout (Paid in July 2013)
	% of Base Salary	Amounts ($)	% of Base Salary	Amounts ($)	% of Base Salary	Amount ($)
Jeffrey R. Binder	110%	$840,371	200%	$1,527,948	131%	$1,000,000
Daniel P. Florin	80%	359,801	200%	899,502	92%	413,366
Adam R. Johnson	80%	240,138	200%	600,346	86%	259,297
Robin T. Barney	80%	273,127	200%	682,818	92%	313,789
Bradley J. Tandy	60%	254,176	200%	847,252	69%	292,016
Margaret Anderson	80%	316,745	200%	791,862	80%	316,744

The Compensation Committee and management believe that the metrics for the non-equity incentive plan align well with our objective of relating compensation to company, business unit and individual performance.

Stock Options and Restricted Stock Units. In 2007, the Board of Directors of LVB adopted the LVB Acquisition, Inc. 2007 Management Equity Incentive Plan, or as amended the 2007 LVB Plan, which provides for the grant of non-qualified stock options to purchase shares of common stock of LVB, or the LVB Options, to our and our affiliates’ key employees, directors, service providers and consultants. The Compensation Committee is responsible for administering the 2007 LVB Plan and authorizing the grant of LVB awards pursuant thereto and may amend the 2007 LVB Plan (and any LVB awards) at any time. LVB awards may not be granted under the 2007 LVB Plan on or after November 16, 2017. When the 2007 LVB Plan became effective, there were 37,520,000 shares of LVB common stock reserved for issuance in connection with LVB awards to be granted thereunder. Effective December 31, 2010, the 2007 LVB Plan was amended to increase the authorized share pool by 1,000,000 shares. As of May 31, 2013, there were 2,552,711 shares available for issuance under the 2007 LVB Plan.

Generally 75% of the LVB Options granted to employees vest based on continued employment and 25% vest based on the achievement of annual Adjusted EBITDA, Credit Agreement performance criteria established by the Compensation Committee.

Upon termination of a participant’s employment, the 2007 LVB Plan provides that any unvested portion of a participant’s LVB award will be forfeited, and that the vested portion of his or her LVB award will expire on the earliest of (1) the date the participant’s employment is terminated for cause, (2) 30 days following the date the participant resigns without good reason, (3) 90 days after the date the participant’s employment is terminated either by us for any reason other than cause, death or disability, or by the participant with good reason, (4) one year after the date the participant’s employment is terminated by reason of death or disability or (5) the tenth anniversary of the grant date of the LVB award. In no event will any option remain outstanding after the tenth anniversary of the original grant date of such option.

Prior to receiving shares of LVB’s common stock, participants must execute a Management Stockholders’ Agreement, which provides that the shares are subject to certain transfer restrictions, put and call rights, and tag-along and drag-along rights (and, with respect to certain senior members of management, limited registration and preemptive rights).

We do not have a regular program of annual equity grants. The Compensation Committee makes awards to our executive officers in its discretion as it deems necessary or appropriate. While we have historically granted stock options as our equity incentives, the Board of Directors and stockholders of LVB adopted and approved a Restricted Stock Unit Plan effective February 10, 2011, for executives and other key team members, or the Prior RSU Plan. In consultation with management, the Compensation Committee determined that such a plan would provide a valuable retention tool in the context of challenging market conditions and the resulting decrease in value of previously granted stock options, while at the same time continuing to align the interests of management and stockholders. In deciding to expand its equity incentives to include RSUs the Compensation Committee also noted the market trend toward RSUs in light of its need to continue to attract and retain talented people from competitors.

The number of RSUs granted to the Chief Executive Officer in 2011 was determined by the Compensation Committee, which based its determination on the size of the available pool of RSUs and the retention benefit of the award amount. With respect to the other named executive officers and other recipients, the Compensation Committee delegated to the Chief Executive Officer broad latitude to determine the number of RSUs to be granted to such individuals, subject to the final review and approval by the Compensation Committee. The Chief Executive Officer, in consultation with the Senior Vice President—Human Resources, made his determination of the number of RSUs granted to the other named executive officers in 2011 based on the size of the available pool of RSUs and several subjective factors, including level of responsibility, job performance, importance to our future success and retention risk.

On July 2, 2012, LVB launched a tender offer to eligible employees to exchange all of the stock options and RSUs held by such employees for new stock options and RSUs. Following the expiration of the tender offer on July 30, 2012, LVB accepted for exchange eligible options to purchase an aggregate of 29,821,500 shares of common stock of LVB and eligible RSUs underlying an aggregate of 3,665,000 shares of common stock of LVB. In accordance with the terms and conditions of the tender offer, on July 31, 2012, LVB granted 29,821,500 new options and 10,795,000 new RSUs in exchange for the cancellation of such tendered options and RSUs. All of the named executive officers participated in the tender offer and such grants are reflected in the Stock Awards and Option Awards columns of the Summary Compensation Table with respect to fiscal year 2013 and in the Grant of Plan-Based Awards table.

The objective of the tender offer was to provide employees who elected to participate with new options and new RSUs, the terms of which preserve the original incentive effect of our equity incentive programs in light of market and industry-wide economic conditions. The terms of the new stock options differed in respect to the tendered options principally with respect to:

•	Exercise Price—The exercise price for the new stock options was lowered to the current fair value on the grant date of $7.88 per share.

•

Vesting Periods—All prior options that were vested as of the completion date of the tender offer remained vested. All time-vesting options which were unvested as of the completion date of the tender offer continue to vest on the same schedule on which they were originally granted. All unvested replacement extended time vesting options and modified performance options will vest on a schedule which is generally two years longer than the original vesting schedule, but in no case will the vesting schedule be extended past 2017.

•	Performance Vesting Threshold—The new modified performance options will vest over the new vesting period if, as of the end of our most recent fiscal year ending on or prior to such vesting date, Biomet has achieved the Adjusted EBITDA, Credit Agreement target for such fiscal year determined by the Compensation Committee of our Board of Directors on or before the ninetieth (90th) day of such fiscal year and consistent with our business plan. The Adjusted EBITDA, Credit Agreement target for fiscal year 2013 was $1,071.7 million. As the actual Adjusted EBITDA, Credit Agreement was $1,087.7 million, the target was achieved.

Following the expiration of the tender offer, the Board of Directors of LVB adopted and approved the LVB Acquisition, Inc. 2012 Restricted Stock Unit Plan, or the New RSU Plan, and, together with the Prior RSU Plan, the RSU Plans. The new restricted stock units issued pursuant to the tender offer were issued under the New RSU Plan. All of the outstanding restricted stock units issued under the Prior RSU Plan were tendered for exchange pursuant to the tender offer and no restricted stock units issued under the Prior RSU Plan remain outstanding. The aggregate number of shares available for issuance pursuant to the terms of the New RSU Plan is 14,000,000, up to 10,000,000 of which may be time-based restricted stock units and up to 4,000,000 of which may be performance-based restricted stock units. As of May 31, 2013, there were 946,500 shares available for issuance under the New RSU Plan, subject to adjustment as described in the New RSU Plan. Under the terms of the New RSU Plan, the Compensation Committee may grant participants RSUs, each of which represents the right to receive one share of common stock, subject to certain vesting restrictions and risk of forfeiture. The restricted stock units vest under certain time-vesting and liquidity event conditions.

The terms of the new RSUs are different from the tendered RSUs with respect to the vesting schedule, performance conditions and settlement. The new RSUs were granted subject to either a time-based vesting or a performance-based vesting requirement. Unlike the exchanged RSUs, the new RSUs will not vest in full on May 31, 2016 regardless of satisfaction of vesting conditions. This automatic vesting provision was not included in the new RSUs.

New time-based RSUs vested ten percent upon the grant date, as well as on January 1, 2013 and on January 1, 2014, and will vest ten percent on June 1, 2014; ten percent on January 1, 2015; ten percent upon on June 1, 2015; ten percent on January 1, 2016; fifteen percent on June 1, 2016; and fifteen percent on January 1, 2017, subject to participant’s continuous employment with us on the applicable vesting date. Vested time-based RSUs settle upon the earlier of a change of control, certain initial public offerings within six years of the grant date or the termination by reason of death or disability, or certain terminations in connection with a change of control. Participants holding new RSUs also received new awards called management dividend awards representing the right to receive a cash payment. Management dividend awards vest on a one-to-one basis with each new time-based RSU. Vested management dividend awards are paid by cash distributions promptly following each anniversary of the grant date until the earlier of certain initial public offerings by us or the fifth anniversary of the grant date, subject to withholding taxes. Upon termination of employment for any reason, management dividend awards will be forfeited.

A percentage of the performance-based new RSUs may vest upon the Principal Stockholders’ sale of all or a portion of their stock in us, subject to the participant’s continued employment though such date. The percentage of performance-based RSUs that will be eligible to vest and settle upon a sale is equal to the percentage of the Majority Stockholders (as defined in the New RSU Plan) initial interest which is sold in each transaction (the “eligible percentage”). Further, in each sale or offering, fifty percent of the eligible percentage of performance RSUs vest if the Principal Stockholders receive an individual MoM (as defined below) and cumulative MoM (as defined below) of at least 1.10 (the “1.10 MoM RSUs”), and fifty percent vest if the Majority Stockholders receive an individual MoM and cumulative MoM of at least 1.25 (the “1.25 MoM

RSUs”). The individual MoM test is satisfied if the MoM thresholds are met based on the Majority Stockholders’ interest sold in the current transaction. The cumulative MoM test is satisfied if the MoM thresholds are met based on the Majority Stockholders’ aggregate interest sold to date. If either the individual MoM test or cumulative MoM test fails, no performance-based RSUs will vest for that particular sale or offering. However, any performance-based RSUs that did not vest in a prior sale are eligible to vest if both the individual and cumulative MoM tests are met on a subsequent sale. In addition and separate from the individual and cumulative MoM tests, unvested 1.10 MoM RSUs will become fully vested once the Majority Stockholders have received cash proceeds equal to 1.10 times its total cost basis and unvested 1.25 MoM RSUs will become fully vested once the Majority Stockholders have received 1.25 times its total cost basis. Following the fifth year from the date of grant of the new performance-based RSUs, any performance-based RSUs that remain unvested will also vest if (i) we are publicly traded and (ii) certain stock price targets are met. Any unvested 1.10 MoM RSUs will vest if our stock price reaches — and maintains for 30 consecutive days — a level which would value the Majority Stockholders’ total interest (based on the Majority Stockholders’ realized proceeds to date plus their unrealized stake valued at our stock price on such date) over the Majority Stockholders’ initial investment at a level of at least 1.10 and any unvested 1.25 MoM RSUs will vest if the stock price achieves such a level which would value the Majority Stockholders’ total interest over the Majority Stockholders’ initial investment at a level of at least 1.25.

The New RSU Plan defines “cumulative MoM” as equal to the quotient of (i) all cash received directly or indirectly by the Majority Stockholders in connection with all liquidity events to date, including all cash dividends and other distributions directly or indirectly to the Majority Stockholders in respect of the initial majority stockholder shares on or prior to the date on which the liquidity event occurs, divided by (ii) the product of (1) the aggregate purchase price paid by the Majority Stockholders for the initial majority stockholder shares and (2) a fraction, the numerator of which is the number of initial Majority Stockholders’ shares disposed of in all such liquidity events to date and the denominator of which is the number of the initial Majority Stockholders’ shares; provided that to the extent any such liquidity event does not result in the sale, transfer or other disposition of initial Majority Stockholders’ shares, such fraction shall be equitably adjusted by the Board as appropriate to reflect the conversion of equity value into cash in connection with such cash dividend or other distribution of cash.

In addition, the New RSU Plan defines “individual MoM” as equal to the quotient of (i) all cash received directly or indirectly by the Majority Stockholders in connection with the liquidity event, divided by (ii) the product of (1) the aggregate purchase price paid by the Majority Stockholder for the initial Majority Stockholders’ shares and (2) a fraction, the numerator of which is the number of initial Majority Stockholders’ shares disposed of in such liquidity event and the denominator of which is the number of the initial Majority Stockholders’ shares; provided that to the extent any such liquidity event does not result in the sale, transfer or other disposition of initial Majority Stockholders’ Shares, such fraction shall be equitably adjusted by the Board as appropriate to reflect the conversion of equity value into cash in connection with such cash dividend or other distribution of cash.

Upon termination of a participant’s employment, the New RSU Plan provides that any unvested RSUs will be forfeited. In addition, following the termination of employment with us, all new RSUs, whether vested or unvested, will be forfeited if such employee provides services to any of our competitors.

On March 27, 2013, the Compensation Committee of LVB adopted and approved an amendment to the New RSU Plan, which permits certain participants in the New Plan, including the named executive officers, to be eligible to elect to receive a cash award with respect to certain of their vested time-based RSUs subject to certain additional performance conditions. None of the named executive officers elected to participate in such program.

Retirement Plans. During the 2013 fiscal year our executive officers in the United States were eligible to participate in our 401(k) plan, or the “401(k) Plan”. Each year we, in our sole discretion, may match 100% of each team member’s contributions, up to a maximum amount equal to 6% of the team member’s annual cash compensation. All contributions to the 401(k) Plan are allocated to accounts maintained on behalf of each participating team member and, to the extent vested, are available for distribution to the team member or beneficiary upon retirement, death, disability or termination of service.

During the 2013 fiscal year our European executive officers in certain countries were eligible to participate in a defined contribution plan. Each year we contribute a percentage of employees’ pensionable salaries based on their age at January 1st.

We do not sponsor or maintain any pension plans applicable to our named executive officers.

Deferred Compensation. We maintain the Biomet Deferred Compensation Plan, or Deferred Compensation Plan, a non-qualified deferred compensation plan, which is available for our senior management. The Deferred Compensation Plan allows eligible participants to defer pre-tax compensation to reduce current tax liability and assist senior management in their planning for retirement and other long-term savings goals in a tax effective manner. We have not historically made any contributions to the Deferred Compensation Plan; however, we reserve the right to make discretionary allocations to accounts at times and in amounts designated by us. Under the Deferred Compensation Plan, eligible participants may defer up to 100% of their base salary and annual cash incentive award. Participants receive scheduled distributions from the Deferred Compensation Plan, which are treated as ordinary income subject to federal and state income taxation at the time of distribution. Except in circumstances of hardship, unscheduled withdrawals are not permitted. Amounts contributed to the Deferred Compensation Plan are at the participant’s election and are treated as “deemed investments,” which means that the participants have no ownership interest in the investment alternative selected. The participants’ deferrals and any notional investment gains thereon are reflected on our financial statements and are part of our unsecured general assets. The Deferred Compensation Plan is an unfunded “future promise to pay” by us. Neither Biomet nor the Deferred Compensation Plan record keeper provides any guarantee of investment return. We do not pay above-market interest rates on deferred amounts of compensation. Mr. Tandy participates in the current Deferred Compensation Plan.

Perquisites. We believe that our approach to perquisites has historically been, and continues to be, generally comparable to other companies in our “informal peer group.” Our “informal peer group” includes our Principal Stockholders’ respective portfolio companies of similar size and other companies in the orthopedics industry, including Zimmer Holdings, Inc., Stryker Corp. and Medtronic, Inc. We use this group as an anecdotal tool and not for purposes of quantitative benchmarking. Our President and Chief Executive Officer and other named executive officers generally have been permitted, when practical and consistent with historical practice, to use company aircraft for business and personal travel for security reasons. On a case by case basis, we have historically reimbursed certain executives for social club dues, offered to provide a travel allowance in connection with Biomet related travel, and offered to provide relocation assistance to certain members of our senior management team who relocate their principal residence at our request. For example, we have historically, at times, provided reimbursement of moving expenses and protection against a loss on the sale of the executive’s home.

Health and Welfare Benefits. Named executive officers have historically received similar benefits to those provided to all other salaried U.S. employees, such as medical, dental, vision, life insurance and disability coverage.

Employment Agreements. We have entered into employment agreements with each of our named executive officers to help ensure the retention of those executives critical to our future success. These agreements contain severance and change in control provisions which provide for potential future compensation depending on the circumstances of their departure from Biomet. Employment agreement summaries for each named executive officer are included below.

Policy with Respect to Deductibility of Compensation over $1 Million. Section 162(m) of the Code generally limits to $1.0 million the tax deductibility of annual compensation paid by publicly held corporations (as defined in the Code) to certain executives. However, performance based compensation can be excluded from this limit if it meets certain requirements. Prior to the 2007 Acquisition, Biomet’s Compensation Committee’s policy was historically to consider the impact of Section 162(m) in establishing compensation for our senior executives. However, the committee historically retained the discretion to establish compensation, even if such compensation was not deductible under Section 162(m), if, in the committee’s judgment, such compensation was in our best interest and was reasonably expected to increase shareholder value. Following the 2007 Acquisition and through the 2012 fiscal year, because we were not a publicly held corporation (as defined in the Code) with publicly held equity, the restrictions of Section 162(m) have not applied to us. During fiscal year 2012, LVB filed a registration statement on Form 10 pursuant to Section 12(g) of the Securities Exchange Act of 1934 because there were more than 500 holders of stock options representing the right to acquire shares of LVB common stock, par value $0.01 per share, as of the end of LVB’s fiscal year ended May 31, 2011, which means that LVB is now a publicly held corporation for purposes of Section 162(m) of the Code. The Compensation Committee will therefore consider the impact of Section 162(m) of the Internal Revenue Code in the design of its compensation strategies going forward. We have determined, however, that we will not necessarily seek to limit executive compensation to amounts deductible under Section 162(m) if we believe such limitation is not in the best interests of our stockholders. While considering the tax implications of its compensation decisions, the Compensation Committee believes its primary focus should be to attract, retain and motivate executives and to align the executives’ interests with those of our stakeholders. Other than with respect to the grandfather period for existing performance based compensation arrangements, until such time as the Compensation Committee or a designated subcommittee is comprised of a majority of outside directors (as defined in the Code), we will not be able to qualify for the exclusions of performance based compensation from the $1 million limit.

Executive Compensation Tables

Summary Compensation Table

The following narrative, tables and footnotes describe the “total compensation” earned during the 2011, 2012 and 2013 fiscal years (as applicable) by our named executive officers. The total compensation presented below does not reflect the actual compensation received by our named executive officers or the target compensation of our named executive officers during the 2011, 2012 and 2013 fiscal years.

The individual components of the total compensation calculation reflected in the Summary Compensation Table with respect to fiscal 2013 are broken out below:

Salary. Base salary earned during the 2013 fiscal year. Refer to “—The Elements of Biomet’s Compensation Program—Base Salary” above for further information concerning this element of our compensation program.

Equity-Based Awards. The awards disclosed under the heading “Stock Awards” consist of RSUs granted under the RSU Plans and the awards disclosed under the heading “Option Awards” consist of grants of stock options awarded under the 2007 LVB Plan. For further information about our equity-based award programs, refer to “—The Elements of Biomet’s Compensation Program—Stock Options and Restricted Stock Units” above. In addition, details about equity-based awards made during the 2013 fiscal year are included in the Grants of Plan-Based Awards Table below. The dollar amounts for the awards in the Summary Compensation Table below reflect the grant date fair value of award grants made in the fiscal year, measured in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation (“ASC Topic 718”) utilizing the assumptions discussed in Note 12, Share-based Compensation and Stock Plans, to our audited consolidated financial statements for each of the three years in the period ended May 31, 2013 contained elsewhere in this prospectus. The increase in the value of equity awards in fiscal year 2013 was related to the modification described above. The recognized compensation expense of the equity-based awards for financial reporting purposes will likely vary from the actual amount ultimately realized by the named executive officer based on a number of factors. The factors include our actual operating performance, common share price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting.

Non-equity Incentive Plan Compensation. Our named executive officers earned annual cash incentive awards for the 2013 fiscal year. Refer to “—The Elements of Biomet’s Compensation Program—Non-equity Incentive Plan” above for further information concerning this element of our compensation program.

All Other Compensation. The amounts included under the “All Other Compensation” heading represent the sum of: (1) certain perquisites and other personal benefits; (2) Biomet-paid contributions to defined contribution and other retirement plans; (3) Biomet-paid insurance premiums; (4) certain tax reimbursements made by us; and (5) certain other amounts more fully described in footnote (2) to the Summary Compensation Table.

Summary Compensation Table

Name and Principal Position(1)	Year	Salary ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(2) ($)	Total ($)
Jeffrey R. Binder	2013	763,974	13,564,000	4,441,500	1,000,000	845,616	20,615,090
President and Chief Executive Officer	2012	717,036	—	—	687,982	689,205	2,094,223
	2011	717,036	8,500,000	—	416,310	393,875	10,027,221
Daniel P. Florin	2013	449,751	2,702,200	793,763	413,366	87,051	4,446,131
Senior Vice President and Chief Financial Officer	2012	422,118	—	—	337,695	65,876	825,689
	2011	422,118	1,750,000	—	208,054	33,216	2,413,388
Adam R. Johnson
Senior Vice President, President of EBI, LLC and Biomet Microfixation, LLC	2013	300,173	2,186,800	480,063	259,297	216,934	3,443,267
Robin T. Barney	2013	341,409	1,673,200	703,238	313,789	68,747	3,100,383
Senior Vice President, World Wide Operations	2012	315,433	—	—	267,933	53,576	636,942
Bradley J. Tandy	2013	423,626	1,579,200	528,750	292,016	67,291	2,890,883
Senior Vice President; General Counsel and Secretary	2012	396,733	—	—	238,040	51,395	686,168
Margaret Anderson(3)	2013	317,516	1,709,600	798,750	316,744	147,457	3,290,067
Senior Vice President and President, Biomet 3i	2012	386,275	—	—	88,169	39,764	514,208
	2011	386,275	1,600,000	—	291,251	4,074	2,281,600

(1)	For each named executive officer listed in the Summary Compensation Table above, the amounts included in the Stock Awards and Option Awards columns reflect the grant date fair value, as calculated in accordance with FASB ASC Topic 718, of grants made in the applicable fiscal year.

(2)	The table below presents an itemized account of “All Other Compensation” provided during the 2011, 2012 and 2013 fiscal years (as applicable). For each named executive officer listed below, the sum of the amounts listed in the columns in the table below reflects the total value included under the “All Other Compensation” heading in the table above.

	Year	Life Insurance Premiums ($)	Retirement Plan Contributions ($)	Travel Allowance ($)(a)	Personal Use of Company Aircraft ($)(b)	Other ($)		Total ($)
Jeffrey R. Binder	2013	288	15,300	13,500	534,528	282,000	(c)	845,616
	2012	176	13,200	13,000	474,829	188,000	(d)	689,205
	2011	63	14,700	13,000	366,112	—		393,875
Daniel P. Florin	2013	288	16,263	13,500	—	57,000	(c)	87,051
	2012	176	14,700	13,000	—	38,000	(d)	65,876
	2011	63	14,033	13,000	6,120	—		33,216
Adam R. Johnson	2013	288	12,590	13,500	—	190,556	(c)(e)	216,934
Robin T. Barney	2013	288	15,959	13,500		39,000	(c)	68,747
	2012	176	14,400	13,000	—	26,000	(d)	53,576
Bradley J. Tandy	2013	288	14,946	13,500	4,057	34,500	(c)	67,291
	2012	176	15,219	13,000	—	23,000	(d)	51,395
Margaret Anderson	2013	288	10,116	—	—	137,053	(f)	147,457
	2012	176	11,588	—	—	28,000	(d)	39,764
	2011	63	4,011	—	—	—		4,074

(a)	Represents the cost to us of providing a car allowance to Messrs. Binder, Florin, Johnson and Tandy and Ms. Barney.
(b)	Represents our incremental costs incurred for personal use of our aircraft. This amount is calculated by multiplying the aircraft’s hourly variable operating cost by a trip’s flight time, which includes any flight time used for an empty return flight. Variable operating costs are based on industry standard rates of our variable operating costs, including fuel and oil costs, maintenance and repairs, landing/ramp fees and other miscellaneous variable costs. On certain occasions, a spouse or other family member may accompany one of our named executive officers on a flight. No additional operating cost is incurred in such situations under the foregoing methodology. We do not pay our named executive officers any amounts in connection with taxes on income imputed to them for personal use of our aircraft.

Pursuant to the employment agreement between us and Mr. Binder, dated June 11, 2008, as amended and restated on January 14, 2013, we agreed to arrange, at our expense, for Mr. Binder to fly once per week to and from Mr. Binder’s Texas home and our headquarters or such other location as may be reasonably specified by us during the term of the employment agreement. We will not provide Mr. Binder with a “gross up” for taxes incurred in connection with these benefits. If, however, Mr. Binder uses a commercial flight and the income imputed in connection with the commercial flight exceeds the amount that would have been imputed to Mr. Binder if he had used our aircraft, we will provide to Mr. Binder a “gross up” for taxes incurred on the amount of such excess. No gross ups were paid for the periods presented. Our incremental costs associated with extending these benefits to Mr. Binder are capped at $500,000 in any twelve-month period. For the purposes of applying this limitation, our incremental cost for commercial flights shall be the cost of Mr. Binder’s tickets, and for flights on Biomet-operated aircraft shall be the incremental per-hour cost associated with Mr. Binder’s flights and other incremental costs related to such flights, such as landing fees, transportation and housing costs of aircrew and other similar costs. The amount that appears under the Personal Use of Company Aircraft heading reflects the amount of this rolling twelve-month allowance that Mr. Binder used during fiscal 2013, 2012 and 2011.
(c)	We paid an RSU management dividend award pursuant to the New RSU Plan grant agreement.
(d)	We paid a special bonus amount to our employees who were allocated RSUs under LVB’s 2012 Restricted Stock Unit Plan to ameliorate the consequences of the delayed rollout of the Plan.

(e)	Mr. Johnson received a living allowance each pay period related to his promotion to during fiscal year 2013. The allowance totaled $154,556.
(f)	Pursuant to Ms. Anderson’s separation agreement, we paid Ms. Anderson cash severance of $137,053.
(3)	Ms. Anderson’s employment was terminated on March 1, 2013, pursuant to her separation agreement dated October 29, 2012.

Grants of Plan-Based Awards in Fiscal 2013 Table

During the 2013 fiscal year, we granted cash incentive awards to our named executive officers under our non- equity incentive plan. Information with respect to each of these payments is set forth in the table below. For additional discussion of our non-equity incentive plan, refer to “—The Elements of Biomet’s Compensation Program—Non-equity Incentive Plan.” During the 2013 fiscal year, we granted equity-based awards to one of our named executive officers, Mr. Johnson. In addition, we completed the exchange offer relating to the LVB options and RSUs granted to employees in July 2012. Information with respect to these awards is set forth in the table below.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)		Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant-Date Fair Value of Stock and Option Awards ($)
Jeffrey R. Binder	July 31, 2012	$—	$840,371	$1,527,948	—	1,050,000	(1)	—	—		—		$7.88	$1,110,375
	July 31, 2012	—	—	—	—	—		—	—		3,150,000	(2)	7.88	3,331,125
	July 31, 2012	—	—	—	—	920,000	(3)	—	—		—		—	4,456,743
	July 31, 2012	—	—	—	—	—		—	1,880,000	(4)	—		—	9,107,257

Daniel P. Florin	July 31, 2012	—	359,801	899,502	—	187,500	(1)	—	—		—		7.88	198,441
	July 31, 2012	—	—	—	—	—		—	—		562,500	(2)	7.88	595,322
	July 31, 2012	—	—	—	—	185,000	(3)	—	—		—		—	884,791
	July 31, 2012	—	—	—	—	—		—	380,000	(4)	—		—	1,817,409

Adam R. Johnson	July 31, 2012	—	240,138	600,346	—	43,750	(1)	—	—		—		7.88	46,266
	July 31, 2012	—	—	—	—	—		—	—		131,250	(2)	7.88	138,797
	July 31, 2012	—	—	—	—	120,000	(3)	—	—		—		—	728,933
	July 31, 2012	—	—	—	—	—		—	240,000	(4)	—		—	1,457,867
	August 27, 2012	—	—	—	—	31,250	(5)	—	—		—		7.88	73,750
	August 27, 2012	—	—	—	—	—	—	—	—		93,750	(6)	7.88	221,250

Robin T. Barney	July 31, 2012	—	273,127	682,818	—	166,250	(1)	—	—		—		7.88	175,810
	July 31, 2012	—	—	—	—	—		—	—		498,750	(2)	7.88	527,429
	July 31, 2012	—	—	—	—	130,000	(3)	—	—		—		—	557,733
	July 31, 2012	—	—	—	—	—		—	260,000	(4)	—		—	1,115,467

Bradley J. Tandy	July 31, 2012	—	254,176	847,252	—	125,000	(1)	—	—		—		7.88	132,188
	July 31, 2012	—	—	—	—	—		—	—		375,000	(2)	7.88	396,563
	July 31, 2012	—	—	—	—	110,000	(3)	—	—		—		—	510,918
	July 31, 2012	—	—	—	—	—		—	230,000	(4)	—		—	1,068,282

Margaret Anderson	July 31, 2012	—	316,745	791,862	—	187,500	(1)	—	—		—		7.88	199,688
	July 31, 2012	—	—	—	—	—		—	—		562,500	(2)	7.88	599,063
	July 31, 2012	—	—	—	—	140,000	(3)	—	—		—		—	569,867
	July 31, 2012	—	—	—	—	—		—	280,000	(4)	—		—	1,139,733

(1)	Awards granted in connection with the exchange offer completed in July 2012. Represents performance-based options.
(2)	Awards granted in connection with the exchange offer completed in July 2012. Represents time-based options.
(3)	Awards granted in connection with the exchange offer completed in July 2012. Represents performance-based RSUs.
(4)	Awards granted in connection with the exchange offer completed in July 2012. Represents time-based RSUs.
(5)	Mr. Johnson’s award was not granted in connection with the exchange offer. A supplemental grant was made in connection with his promotion during fiscal year 2013. Represents performance-based options.
(6)	Mr. Johnson’s award was not granted in connection with the exchange offer. A supplemental grant was made in connection with his promotion during fiscal year 2013. Represents time-based options.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal 2013 Table

For further information on our awards and their material terms, refer to “Compensation Discussion and Analysis—The Elements of Biomet’s Compensation Program” and “—Employment Agreements and Potential Post-Termination Payments.”

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows the equity awards granted to our named executive officers, which are comprised of stock option awards under the 2007 LVB Plan (vested and unvested) and RSUs under the New RSU Plan (vested and unvested) that were outstanding as of the end of the 2013 fiscal year.

Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(3)	Option Exercise Price ($)(4)	Option Expiration Date(5)	Number of Shares or Units of Stock That Have Not Vested (#)(7)	Market Value of Shares or Units of Stock That Have Not Vested ($)(6)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeffrey R. Binder	2,992,500	157,500	—	$7.88	October 5, 2019	1,880,000	$14,805,000	920,000	$7,245,000
	577,500	—	472,500	7.88	October 5, 2019	—	—	—	—
Daniel P. Florin	473,812	24,938	—	7.88	October 5, 2019	380,000	2,992,500	185,000	1,456,875
	91,438	—	74,812	7.88	October 5, 2019	—	—	—	—
	38,250	25,500	—	7.88	October 5, 2019	—	—	—	—
	4,250	—	17,000	7.88	October 5, 2019	—	—	—	—
Adam R. Johnson	124,687	6,563	—	7.88	October 5, 2019	240,000	1,890,000	120,000	945,000
	24,062	—	19,688	7.88	October 5, 2019	—	—	—	—
	—	93,750	—	7.88	August 27, 2022	—	—	—	—
	—	—	31,250	7.88	August 27, 2022	—	—	—	—
Robin T. Barney	473,812	24,938	—	7.88	October 5, 2019	260,000	2,047,500	130,000	1,023,750
	91,438	—	74,812	7.88	October 5, 2019	—	—	—	—
Bradley J. Tandy	356,250	18,750	—	7.88	October 5, 2019	230,000	1,811,250	110,000	866,250
	68,750	—	56,250	7.88	October 5, 2019	—	—	—	—
Margaret Anderson	225,000	—	—	7.88	October 5, 2019	56,000	441,000	—	—
	37,500	—	—	7.88	October 5, 2019	—	—	—	—

(1)	On an award-by-award basis, reflects the number of common shares underlying unexercised options that are exercisable and that are not reported in Column 3—“Number of Securities Underlying Unexercised Unearned Options.”
(2)	On an award-by-award basis, reflects the number of common shares underlying unexercised options that are unexercisable and that are not reported in Column 3—“Number of Securities Underlying Unexercised Unearned Options.” The vesting schedules of the outstanding unvested options are listed below:
•	With respect to Mr. Binder, represents the outstanding unvested portion of the time-based option granted on July 31, 2012. The unvested portion is scheduled to vest in increments of 52,500 common shares on July 11, 2013, 2014 and 2015.

•	With respect to Mr. Florin, represents the outstanding unvested portion of the time-based option granted on July 31, 2012. The unvested portion is scheduled to vest in increments of 8,313 common shares on July 11, 2013, 2014 and 2015 and 17,000 common shares on October 1 in each of 2013 and 2014 and 4,250 on October 1 in each of 2015 and 2016.
•	With respect to Mr. Johnson, represents the outstanding unvested portion of the time-based option granted on July 31, 2012 and August 27, 2012. The unvested portion is scheduled to vest in increments of 2,188 common shares on July 11, 2013, 2014 and 2015 and 18,750 common shares on August 1 in each of 2013, 2014, 2015, 2016 and 2017.
•	With respect to Ms. Barney, represents the outstanding unvested portion of the time-based option granted on July 31, 2012. The unvested portion is scheduled to vest in increments of 8,313 common shares on July 11, 2013, 2014 and 2015.
•	With respect to Mr. Tandy, represents the outstanding unvested portion of the time-based option granted on July 31, 2012. The unvested portion is scheduled to vest in increments of 6,250 common shares on July 11, 2013, 2014 and 2015.
•	With respect to Ms. Anderson, represents the outstanding unvested portion of the time-based option granted on July 31, 2012. The unvested portion is scheduled to vest in an increment of 112,500 common shares on October 1, 2013.
(3)	Represents, on an award-by-award basis, the total number of common shares underlying unexercised options awarded under any equity incentive plan that have not been earned. Performance awards vest based on our achievement of Adjusted EBITDA, Credit Agreement targets established by the Compensation Committee. The performance criteria for options vesting based on the fiscal 2011 and 2012 results did not meet the target and did not vest.
•	With respect to Mr. Binder, represents the outstanding unvested portion of the performance-based option granted on July 31, 2012. The unvested portion is eligible to vest in increments of 157,500 common shares on July 11 in each of 2013, 2014 and 2015.
•	With respect to Mr. Florin, represents the outstanding unvested portion of the performance-based option granted on July 31, 2012. The unvested portion is eligible to vest in increments of 91,438 common shares on July 11, 2013 and 2014, 24,936 common shares on July 11, 2015, and 4,250 common shares on October 1 in each of 2013, 2014, 2015 and 2016.
•	With respect to Mr. Johnson, represents the outstanding unvested portion of the performance-based option granted on July 31, 2012 and August 27, 2012. The unvested portion is eligible to vest in increments of 6,563 common shares on July 11 in each of 2013, 2014 and 2015 and 6,250 common shares on August 1 in each of 2013, 2014, 2015, 2016 and 2017.
•	With respect to Ms. Barney, represents the outstanding unvested portion of the performance-based option granted on July 31, 2012. The unvested portion is eligible to vest in increments of 24,937 common shares on July 11, 2013 and 2014 and 24,939 on July 11, 2015.
•	With respect to Mr. Tandy, represents the outstanding unvested portion of the performance-based option granted on July 31, 2012. The unvested portion is eligible to vest in increments of 18,750 common shares on July 11 in each of 2013, 2014 and 2015.
(4)	The exercise price, as it was recorded in the applicable stock option award agreement at the time of grant, for each option reported in Columns 1 and 2—“Number of Securities Underlying Unexercised Options” and Column 3—“Number of Securities Underlying Unexercised Unearned Options.”
(5)	Represents the tenth year anniversary for each option award reported in Columns 1 and 2—“Number of Securities Underlying Unexercised Options” and Column 3—“Number of Securities Underlying Unexercised Unearned Options.” For information on the vesting schedule of unvested portions of outstanding option awards, see footnote (2), and footnote (3), above.
(6)	The market value of shares or units of stock that have not vested is calculated by multiplying the number of shares or units of stock that have not vested by $7.875, which was the fair value of each common share underlying each option or stock unit.
(7)	The time-based RSUs also have a liquidity event condition that must be met for the RSUs to be fully vested.

Option Exercises and Stock Vested Table

During the 2013 fiscal year, no stock options were exercised by, and no stock awards vested to, the named executive officers.

Non-Qualified Deferred Compensation

Our frozen Deferred Compensation Plan is a non-qualified deferred compensation plan, which was available to members of our senior management. The plan was frozen on December 31, 2010. The plan allowed eligible participants to defer pre-tax compensation to reduce current tax liability and assisted senior management in their plan for retirement and other long-term savings goals in a tax-effective manner. Under this plan, eligible participants deferred up to 100% of their base salary and annual cash incentive payments, as well as board fees for non-employee directors, as applicable. We did not make any contributions to the plan.

Our current Deferred Compensation Plan is a non-qualified deferred compensation plan, which is available to members of our senior management. This plan allows eligible participants to defer pre-tax compensation to reduce current tax liability and assists those team members in their plan for retirement and other long-term savings goals in a tax-effective manner. Under the plan, eligible participants can defer up to 100% of their base salary and annual cash incentive payments, as well as board fees for non-employee directors, as applicable. We did not make any contributions to the plan.

Name	Executive Contributions in Last FY($)(1)	Registrant Contributions in Last FY($)	Aggregate Earnings in Last FY($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE($)(2)
Jeffrey R. Binder	$—	$—	$114,031	$—	$549,715	(2)
Daniel P. Florin	—	—	—	—	—
Adam R. Johnson	—	—	—	—	—
Robin T. Barney	—	—	18,882	—	194,189	(2)
Bradley J. Tandy	—	—	31,608	—	150,257	(2)
	20,731	—	707	—	21,438
Margaret Anderson	—	—	—	—	—

(1)	Represents investment salary deferral in the current Deferred Compensation Plan which is also reported as compensation for 2013 in the Summary Compensation Table above of $ for Mr. Tandy.

(2)	Represents an investment in the frozen Deferred Compensation Plan.

Employment Agreements and Potential Post-Termination Payments

We have employment agreements with each of Messrs. Binder, Florin, Johnson and Tandy, and Ms. Barney and Ms. Anderson. These agreements contain severance and change in control provisions.

Employment Agreement with Jeffrey R. Binder

On January 14, 2013, we entered into an amended and restated employment agreement with Mr. Binder (the “Employment Agreement”), pursuant to which he will continue to serve as our President and Chief Executive Officer and will continue to be appointed to our Board of Directors and its Executive Committee. The Employment Agreement supersedes the original employment agreement entered into between Mr. Binder and us dated as of June 11, 2008. The Employment Agreement has an initial three-year term commencing on January 14, 2013 and provides for automatic 12-month extensions on each anniversary of such commencement date, unless either we give or Mr. Binder gives prior notice of termination. Mr. Binder is entitled to certain severance benefits following certain terminations of employment as set forth in “Severance Benefits” below.

Mr. Binder’s Restricted Stock Unit Grant Agreement

On January 14, 2013, we entered into an amended and restated restricted stock unit grant agreement with Mr. Binder, or the RSU Agreement. The RSU Agreement supersedes the original restricted stock grant agreement entered into between Mr. Binder and us dated as of July 31, 2012, or the Original RSU Agreement. In addition to the terms of the Original RSU Agreement, the RSU Agreement provides that if Mr. Binder is terminated by us for any reason other than for cause (as defined in the RSU Agreement), death or disability (as defined in the RSU Agreement), or if Mr. Binder terminates his employment for good reason (as defined in the Employment Agreement) prior to January 1, 2015, any unvested Time-Based RSUs that would have vested had Mr. Binder remained employed through January 1, 2015 will satisfy the time-based vesting condition as of the date of his termination.

The RSU Agreement also provides for payment with respect to Mr. Binder’s Management Dividend Awards upon certain terminations. The terminations to which such benefits apply are (a) for periods prior to January 1, 2015, if Mr. Binder’s employment is terminated in any year by us other than for cause, death or disability or by him for good reason and (b) for periods after January 1, 2015, if Mr. Binder’s employment is terminated in any year by us without cause or by him for any reason (each an “eligible termination”). In the case of an eligible termination prior to the Management Dividend Award Date in the year of termination, Mr. Binder will be entitled to receive a Management Dividend Award Payment Amount (paid at the same time Management Dividend Award payments are made to other employees for such year) with respect to a number of Management Dividend Awards equal to the number of time-based RSUs vested and outstanding as of his termination date, regardless of whether he was employed on the Management Dividend Award vesting date(s) or on the Management Dividend Award Payment Date for such year. Mr. Binder would have no entitlement to any Management Dividend Award payment paid in respect of any year subsequent to the year in which his employment terminates.

The RSU Agreement requires that in connection with certain increases and decreases in the numbers of our issued and outstanding shares of common stock, the Board of Directors will make adjustments to Mr. Binder’s RSU Agreement that the Board of Directors deems appropriate to prevent the enlargement or dilution of rights with respect to the number of shares of common stock available for grant under the 2012 Restricted Stock Unit Plan and the number of shares of common stock subject to RSU grant agreements. The RSU Agreement also requires that any adjustment made in connection with a cash dividend or distribution will be made in the same manner as the adjustment made to all or substantially all RSUs with substantially the same terms and conditions as Mr. Binder’s RSUs.

Mr. Binder’s Stock Option Grant Agreement

On January 14, 2013, we entered into an amended and restated stock option grant agreement with Mr. Binder, or the Option Agreement. The Option Agreement supersedes the original stock option grant agreement entered into between us and Mr. Binder dated as of July 31, 2012, or the Original Option Agreement.

In addition to the terms of the Original Option Agreement, the Option Agreement provides that if Mr. Binder is terminated by us for any reason other than for cause (as defined in the Option Agreement), death or disability (as defined in the Option Agreement), or if Mr. Binder terminates his employment for good reason (as defined in the Employment Agreement) prior to January 1, 2015, any unvested Replacement Extended Time Vesting Options that would have vested had Mr. Binder remained employed through January 1, 2015 will vest on the date of his termination. Mr. Binder is also entitled to full option vesting in the case of certain terminations following a change in control as discussed in “Termination Within Two Years After a Change in Control by Biomet Other than For Cause, Death or Disability or by Executive for Good Reason.” The Option Agreement also provides that if Mr. Binder terminated his employment without good reason (and his employment could not be terminated by us for Cause at such time), he will retain exercise rights on vested stock options until their expiration date as follows: continuously employed through January 1, 2014, retains 70% of vested options;

continuously employed through July 1, 2014, retains 85% of vested options; and continuously employed through January 1, 2015, retains 100% of vested options. If we terminate Mr. Binder’s employment other than for cause, death or disability, or Mr. Binder terminates for good reason, he will retain 100% of the vested options until their expiration date. The Option Agreement provides that if we modify or offer to employees to modify the expiration date of options granted to employees on substantially the same terms and conditions as applies to Mr. Binder’s option, the expiration date of Mr. Binder’s option will also be modified or eligible for modification.

Employment Agreement with Daniel P. Florin

On February 28, 2008, we entered into an employment agreement with Mr. Florin, our Senior Vice President and Chief Financial Officer. Mr. Florin’s agreement has an initial three-year term that provides for automatic twelve- month extensions, beginning on the first anniversary of the date of the agreement, unless either party gives prior notice of termination. Mr. Florin will receive a base salary at a rate no less than $395,850 per year which shall be increased at our discretion. Mr. Florin will also have the opportunity to earn an annual cash incentive award in an amount no less than 80% of his base salary for on-target performance, with the possibility of exceeding 80% for high achievement. For a further discussion of our non-equity incentive plan, see “—The Elements of Biomet’s Compensation Program—Non- equity Incentive Plan.”

The agreement further provides that Mr. Florin could be entitled to certain severance benefits following termination of employment prior to a change in control (as defined in the agreements) or within two years following a change in control. See “—Severance Benefits” below.

Employment Agreement with Adam R. Johnson

On December 1, 2012, we entered into an employment agreement with Mr. Johnson, our Senior Vice President, President of EBI, LLC and Biomet Microfixation, LLC. Mr. Johnson’s agreement has an initial three-year term that provides for automatic twelve-month extensions, beginning on the first anniversary of the date of the agreement, unless either party gives prior notice of termination. Mr. Johnson will receive a base salary at a rate no less than $290,000 per year which shall be increased at our discretion. Mr. Johnson will also have the opportunity to earn an annual cash incentive award in an amount no less than 80% of his base salary for on-target performance, with the possibility of exceeding 80% for high achievement. For a further discussion of our non-equity incentive plan, see “—The Elements of Biomet’s Compensation Program—Non-equity Incentive Plan.”

The agreement further provides that Mr. Johnson could be entitled to certain severance benefits following termination of employment prior to a change in control (as defined in the agreements) or within two years following a change in control. See “—Severance Benefits” below.

Employment Agreement with Bradley J. Tandy

On February 28, 2008, we entered into an employment agreement with Mr. Tandy, our Senior Vice President, General Counsel and Secretary. The agreement has an initial three-year term that provides for automatic twelve-month extensions, beginning on the first anniversary of the date of the agreement, unless either party gives prior notice of termination. Mr. Tandy will receive a base salary at a rate no less than $345,050 per year, which shall be increased at our discretion. Mr. Tandy will also have the opportunity to earn an annual cash incentive award in an amount no less than 60% of his base salary for on-target performance, with the possibility of exceeding 60% for high achievement. For a further discussion of our non-equity incentive plan, see “—The Elements of Biomet’s Compensation Program—Non-equity Incentive Plan.”

The agreement further provides that Mr. Tandy could be entitled to certain severance benefits following termination of employment prior to a change in control (as defined in his employment agreement) or within two years of a change in control. See “—Severance Benefits” below.

Employment Agreement with Robin T. Barney

On September 2, 2008, we entered into an employment agreement with Ms. Barney, our Senior Vice President of Worldwide Operations. The agreement has an initial three-year term that provides for automatic twelve-month extensions, beginning on the first anniversary of the date of the agreement, unless either party gives prior notice of termination. Ms. Barney will receive a base salary at a rate no less than $275,000 per year, which shall be increased at our discretion. Ms. Barney will also have the opportunity to earn an annual cash incentive award in an amount no less than 80% of her base salary for on-target performance, with the possibility of exceeding 80% for high achievement. For a further discussion of our non-equity incentive plan, see “—The Elements of Biomet’s Compensation Program—Non-equity Incentive Plan.”

The agreement further provides that Ms. Barney could be entitled to certain severance benefits following termination of employment prior to a change in control (as defined in her employment agreement) or within two years of a change in control. See “—Severance Benefits” below.

Employment Agreement with Margaret Anderson

On August 1, 2009, we entered into an employment agreement with Ms. Anderson, our former Senior Vice President and President of Biomet 3i, LLC. The agreement had an initial three-year term that provided for automatic twelve-month extensions, beginning on the first anniversary of the date of the agreement, unless either party gave prior notice of termination. The agreement provided that Ms. Anderson would receive a base salary at a rate no less than $375,024 per year, which was to be increased at our discretion. Ms. Anderson also had the opportunity to earn an annual cash incentive award in an amount no less than 80% of her base salary for on-target performance, with the possibility of exceeding 80% for high achievement. For a further discussion of our non-equity incentive plan, see “—The Elements of Biomet’s Compensation Program—Non-equity Incentive Plan.”

Separation Agreement with Margaret Anderson

On October 29, 2012, we entered into a separation agreement with Ms. Anderson, our former Senior Vice President and President of Biomet 3i, LLC. The agreement provides that Ms. Anderson’s employment will terminate effective upon the earlier of (a) January 1, 2013 or such later date as mutually agreed to between Ms. Anderson and us and (b) a date determined by us upon providing Ms. Anderson 14 days’ advance notice. Ms. Anderson’s final date of employment with us occurred on March 1, 2013. Pursuant to the terms of the separation agreement, upon Ms. Anderson’s termination of employment, we agreed to pay Ms. Anderson severance of $137,053, in accordance with the severance provision in her employment agreement with respect to a termination without cause or a resignation with good reason, except that to the extent the termination occurs prior to the fiscal year ended May 31, 2013, in lieu of the pro rata bonus provided for in Ms. Anderson’s employment agreement, Ms. Anderson would be entitled to the full amount of the annual incentive bonus she would have received for fiscal year 2013 if her employment had not been terminated. In addition, the separation agreement provides that of Ms. Anderson’s 525,000 vested stock options, 262,500 of such options will remain outstanding until the 10th anniversary of the grant date of such options and will not expire earlier as otherwise provided in her grant agreement. Moreover, in the event that Biomet 3i meets or exceeds the attainment of its original Adjusted EBITDA, Credit Agreement plan for the first six months of fiscal year 2013 as determined by us an additional 87,675 of the 525,000 vested options will similarly remain outstanding until the 10th anniversary of the grant date. The separation agreement with Ms. Anderson also provides that with respect to her RSUs, 56,000 of her time-based RSUs have satisfied the time-based vesting condition set forth in her grant agreement and an additional 14,000 time-based RSUs will be deemed to have satisfied the time-based vesting condition if we determine that Biomet 3i has met or exceeded the attainment of its original Adjusted EBITDA, Credit Agreement plan for the first six months of fiscal year 2013 as determined by us. The additional options and RSUs did not vest as the Adjusted EBITDA, Credit Agreement target was not met. Effective with the execution of the separation agreement, Ms. Anderson’s employment agreement was superseded except to the extent referenced in the separation agreement with respect to the severance benefits described above and certain restrictive covenants.

Severance Benefits

Each of our employment agreements with Messrs. Binder, Florin, Johnson and Tandy, and Ms. Barney contains provisions which entitle the executive to certain severance benefits following termination of employment prior to a change in control or within two years following a change in control. A “change in control” is generally defined in our employment agreements and equity plans as either (i) the sale of all or substantially all of our assets other than to a sponsor; (ii) the liquidation or dissolution of us; (iii) the acquisition by a single purchaser or group of purchasers acting together (other than the Principal Stockholders) of common stock representing 40% or more of the aggregate outstanding voting power of Biomet or us; (iv) the incumbent members of the Board of Directors cease to constitute at least a majority of the Board over a two-year period and such replacement directors have not been approved by at least a majority of the Board or were not nominated by the Principal Stockholders; or (v) a significant merger, recapitalization or business combination.

The following summary provides a description of the severance arrangements contained in our employment agreements with Messrs. Binder, Florin, Johnson and Tandy, and Ms. Barney. Other than with respect to Mr. Binder as described in “Termination Within Two Years Following a Change in Control by Biomet Other Than For Cause, Death or Disability, or by Executive for Good Reason,” the following summary does not discuss the executives’ rights with respect to any equity related awards, as such awards are governed by the applicable terms of the related plan or award agreement, or, with respect to Ms. Anderson, her separation agreement.

Termination Prior to a Change in Control by Biomet Other Than For Cause, Death or Disability, or by Executive for Good Reason (or, in the case of Mr. Binder, without Good Reason on or after January 1, 2015)

With respect to Mr. Binder, in the event of a termination of his employment prior to a change in control either (1) by us for any reason other than for “cause” (which generally includes the executive’s failure to substantially perform the executive’s duties, willful misconduct or gross negligence, willful or grossly negligent breach of the executive’s fiduciary duties to Biomet, commission of any felony or other serious crime involving moral turpitude, material breach of any agreement between the executive and Biomet or material breach of our written policies), death or disability, (2) by Mr. Binder for “good reason” (which includes any material diminution in duties and responsibilities, reduction in base salary or bonus opportunity, relocation of primary work location by more than 50 miles or the appointment of a successor Chief Executive Officer) or (3) by Mr. Binder without “good reason” on or after January 1, 2015, our employment agreement with Mr. Binder provides that he would be entitled to the following:

•	An amount equal to (a) 2 times Mr. Binder’s base salary in effect at the date of termination, or the Base Component, plus, (b) 2 times the annual cash incentive award Mr. Binder would have received for the current fiscal year had his employment not been terminated, based on Biomet’s performance to the date of termination extrapolated through the end of such fiscal year, or the Bonus Component, and together with the Base Component, the Severance Benefit. The total amount of the Severance Benefit will be paid in equal, ratable installments in accordance with our regular payroll policies over the course of the 18 month non-compete period provided for in the agreement;

•	An amount equal to the pro rated portion (based on the percentage of Biomet’s current fiscal year preceding the date on which the executive’s employment is terminated) of the annual cash incentive award the executive would have received for the current fiscal year, based on Biomet’s performance to the date of termination extrapolated through the end of the current fiscal year. The total amount of the pro rated annual cash incentive award will be paid in a lump sum at the time we pay annual cash incentive awards to similarly situated active employees;

•	If Mr. Binder is eligible for and elects continuation coverage pursuant to COBRA, we will pay the premiums for such coverage (or reimburse him for such premiums) until the earlier of (a) the end of the 18 month period during which, under the employment agreement, he agrees not to engage in certain activities in competition with us or (b) the date he becomes eligible for coverage under another group plan;

•	Any “accrued benefits” (as defined in the respective agreement), which generally include any vested compensation deferred by the executive and not yet paid by us, any amounts or benefits owing to Mr. Binder under our then applicable benefit plans, and any amounts owing to him for reimbursement of expenses properly incurred by him; and

•	Continued payment of Mr. Binder’s company-provided car allowance, if any, for a period of 12 months from the termination date.

With respect to Messrs. Florin, Johnson and Tandy, and Ms. Barney, in the event of a termination of the executive’s employment prior to a change in control either (1) by us for any reason other than for “cause” death or disability, or (2) by executive for “good reason” (which generally includes any material diminution in duties and responsibilities (but does not include, a change in duties and responsibilities that results from becoming a part of a larger organization following a change in control), reduction in base salary or bonus opportunity or relocation of primary work location by more than 50 miles), our employment agreements with Messrs. Binder, Florin, Johnson and Tandy, and Ms. Barney, provide that such executive would be entitled to the following:

•	An amount equal to 1.5 times the executive’s base salary in effect at the date of termination, or the Severance Benefit. The total amount of the Severance Benefit will be paid in equal, ratable installments in accordance with our regular payroll policies over the course of the 18 month non-compete period provided for in the agreement;

•	An amount equal to the pro rated portion (based on the percentage of Biomet’s current fiscal year preceding the date on which the executive’s employment is terminated) of the annual cash incentive award the executive would have received for the current fiscal year, based on Biomet’s performance to the date of termination extrapolated through the end of the current fiscal year. The total amount of the pro rated annual cash incentive award will be paid in a lump sum at the time we pay annual cash incentive awards to similarly situated active employees;

•	If the executive is eligible for and elects continuation of coverage pursuant to COBRA, we will pay the premiums for such coverage (or reimburse the executive for such premiums) until the earlier of (a) the end of the 18 month period during which, under the employment agreement, the executive agrees not to engage in certain activities in competition with us or (b) the date the executive becomes eligible for coverage under another group plan; and

•	Any “accrued benefits” (as defined in the respective agreement), which generally include any vested compensation deferred by the executive and not yet paid by us, any amounts or benefits owing to the executive under our then applicable benefit plans, and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive.

Termination Within Two Years After a Change in Control by Biomet Other Than For Cause, Death or Disability, or by Executive for Good Reason

With respect to Mr. Binder, in the event of a termination of Mr. Binder’s employment within two years after a change in control either (1) by us for any reason other than for cause, death or disability, (2) by Mr. Binder for good reason, or (3) by Mr. Binder without good reason on or after January 1, 2015, he would be entitled to the following:

•	An amount equal to (a) two times Mr. Binder’s base salary in effect at the date of termination plus (b) two times the annual cash incentive award he would have received for the current fiscal year had his employment not been terminated, based on Biomet’s performance to the date of termination extrapolated through the end of such fiscal year, or collectively, the Change-in-Control Severance Benefit. The total amount of the Change-in-Control Severance Benefit will be paid in a lump sum as soon as administratively practicable following the termination of the executive’s employment to the extent that the change in control qualifies as a change in the ownership or effective control of Biomet or a change in the ownership of a substantial portion of the assets of Biomet within the meaning of U.S. Treasury Department Regulation Section 1.409A-3(i)(5) and in all other circumstances, will be paid in equal, ratable installments in accordance with Biomet’s regular payroll policies over 18 months;

•	An amount equal to the pro rated portion (based on the percentage of Biomet’s current fiscal year preceding the date on which the executive’s employment is terminated) of the annual cash incentive award Mr. Binder would have received for the current fiscal year, based on Biomet’s performance to the date of termination extrapolated through the end of the current year. The total amount of the pro rated annual cash incentive award will be paid in a lump sum at the time we pay annual cash incentive awards to similarly situated active employees;

•	If Mr. Binder is eligible for and elects continuation of coverage pursuant to COBRA, we will pay the premiums for such coverage (or reimburse him for such premiums) until the earlier of (a) the end of the 18 month period during which, under the employment agreement, Mr. Binder agrees not to engage in certain activities in competition with us or (b) the date he becomes eligible for coverage under another group plan;

•	Any “accrued benefits” (as defined in Mr. Binder’s Employment Agreement), which generally include any vested compensation deferred by Mr. Binder and not yet paid by us, any amounts or benefits owing to him under our then applicable benefit plans, and any amounts owing to him for reimbursement of expenses properly incurred by him;

•	Continued payment of Mr. Binder’s company-provided car allowance, if any, for a period of 12 months from the termination date; and

•	Immediate vesting of any unvested options held by Mr. Binder as of the date his employment is terminated.

Furthermore, in the event that any payments made to Mr. Binder in connection with a termination of employment would be subject to excise taxes under the Code, subject to certain conditions, Biomet will “gross up” his compensation to fully offset such excise taxes.

With respect to Messrs. Florin, Johnson and Tandy, and Ms. Barney, in the event of a termination of the executive’s employment within two years after a change in control either (1) by us for any reason other than for cause, executive’s death or executive’s disability, or (2) by executive for good reason, such executive would be entitled to the following:

•	An amount equal to (a) two times the executive’s base salary in effect at the date of termination plus (b) two times the average of (x) the annual cash incentive award earned by executive for the preceding fiscal year and (y) the annual cash incentive award the executive would have received for the current fiscal year had the executive’s employment not been terminated, based on Biomet’s performance to the date of termination extrapolated through the end of such fiscal year, or collectively, the Change-in-Control Severance Benefit. The total amount of the Change-in-Control Severance Benefit will be paid in a lump sum as soon as administratively practicable following the termination of the executive’s employment;

•	An amount equal to the pro rated portion (based on the percentage of Biomet’s current fiscal year preceding the date on which the executive’s employment is terminated) of the annual cash incentive award the executive would have received for the current fiscal year, based on Biomet’s performance to the date of termination extrapolated through the end of the current year. The total amount of the pro rated annual cash incentive award will be paid in a lump sum at the time we pay annual cash incentive awards to similarly situated active employees;

•	If the executive is eligible for and elects continuation of coverage pursuant to COBRA, we will pay the premiums for such coverage (or reimburse executive for such premiums) until the earlier of (a) the end of the 18 month period during which, under the employment agreement, the executive agrees not to engage in certain activities in competition with us or (b) the date the executive becomes eligible for coverage under another group plan; and

•	Any “accrued benefits” (as defined in the respective agreement), which generally include any vested compensation deferred by the executive and not yet paid by us, any amounts or benefits owing to the executive under our then applicable benefit plans, and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive.

To receive the severance benefits provided under the agreement, the executive must sign a general release of claims. The agreement contains customary confidentiality, non-competition and non-solicitation provisions. Messrs. Binder’s, Florin’s, Johnson’s and Tandy’s, and Ms. Barney’s non-competition and non-solicitation period is 18 months following the date of termination of employment.

Termination Due to Death or Disability

If any of Messrs. Binder’s, Florin’s, Johnson’s and Tandy’s, and Ms. Barney’s employment is terminated due to the executive’s death or disability, the executive is entitled to receive the following:

•	the executive’s base salary in effect through the date of termination;

•	a pro-rated portion (based on the percentage of our fiscal year preceding the date of termination) of the average of (x) the annual cash incentive award earned by such executive for the preceding year and (y) the annual cash incentive award such executive would have received in the current year if the executive’s employment had not been terminated, based on our performance to the date of termination extrapolated through the end of the then current fiscal year; and

•	any “accrued benefits” (as defined in the respective employment agreement).

Termination with Cause or without Good Reason (or, in the case of Mr. Binder, without Good Reason Prior to January 1, 2015)

If (1) Mr. Binder’s employment is terminated with “cause” or by Mr. Binder at any time prior to January 1, 2015 without “good reason,” or (2) any of Messrs. Florin’s, Johnson’s and Tandy’s, and Ms. Barney’s employment is terminated with “cause” or without “good reason” (as defined in the employment agreement), we will pay such executive’s base salary in effect through the termination date and any “accrued benefits” (as defined in the respective employment agreement) when due.

Potential Payments Upon Certain Terminations

This table shows the potential severance payment and benefits that we would have to pay to our named executive officers (other than Ms. Anderson) upon a termination of employment—related or unrelated to a change in control—by us without “cause” or by the executive with “good reason” (as defined in the applicable agreements), due to the executive’s death or disability, and by us with “cause” or by the executive without “good reason” (as defined in the applicable agreements). The table excludes certain amounts payable pursuant to plans that are available generally to all salaried employees. In the event of the death or disability of any of the named executive officers listed in the following table, the deceased or disabled named executive officer, or his designated beneficiaries, would receive a payment pursuant to the terms of Biomet- funded life or disability plans, respectively, in addition to the amounts set forth below. The amounts shown assume that termination of employment was effective May 31, 2013. The amounts shown are only estimates of the amounts that would be payable to the executives upon termination of employment and do not reflect tax positions we may take or the accounting treatment of such payments. Actual amounts to be paid can only be determined at the time of separation. Although the calculations are intended to provide reasonable estimates of the potential benefits, they are based on numerous assumptions and do not represent the actual amount an executive would receive if an eligible termination event were to occur. Please refer to the summary above related to Ms. Anderson’s separation agreement for the specific details of her agreement.

Potential Payments Upon Termination or Termination in Connection With a Change in Control

	Termination within Two Years After a Change in Control					Termination in Absence of a Change in Control
Name of Executive Officer	Termination without Cause or with Good Reason(1)	Termination with Cause(2)	Resignation without Good Reason(2)	Disability(3)	Death(4)	Termination without Cause or with Good Reason(5)	Termination with Cause(2)	Resignation without Good Reason(2)	Disability(6)	Death(7)
Jeffrey R. Binder
Estimated Value of Non-Equity Benefits and Accrued Obligations	$3,558,708	—	$3,558,708	$843,991	$843,991	$3,558,708	—	$3,558,708	$843,991	$843,991
Acceleration of Equity Awards	15,157,800	—	—	—	—	—	—	—	—	—
Total	18,716,508	—	3,558,708	843,991	843,991	3,558,708	—	3,558,708	843,991	843,991
Daniel P. Florin
Estimated Value of Non-Equity Benefits and Accrued Obligations	2,081,189	—	—	375,531	375,531	1,105,252	—	—	375,531	375,531
Acceleration of Equity Awards	1,569,855	—	—	—	—	—	—	—	—	—
Total	3,651,044	—	—	375,531	375,531	1,105,252	—	—	375,531	375,531
Adam R. Johnson
Estimated Value of Non-Equity Benefits and Accrued Obligations	1,275,266	—	—	201,110	201,110	722,959	—	—	201,110	201,110
Acceleration of Equity Awards	1,168,763	—	—	—	—	—	—	—	—	—
Total	2,444,029	—	—	201,110	201,110	722,959	—	—	201,110	201,110
Robin T. Barney
Estimated Value of Non-Equity Benefits and Accrued Obligations	1,589,084	—	—	290,861	290,861	836,657	—	—	290,861	290,861
Acceleration of Equity Awards	1,079,610	—	—	—	—	—	—	—	—	—
Total	2,668,694	—	—	290,861	290,861	836,657	—	—	290,861	290,861
Bradley J. Tandy
Estimated Value of Non-Equity Benefits and Accrued Obligations	1,686,429	—	—	265,028	265,028	944,560	—	—	265,028	265,028
Acceleration of Equity Awards	908,250	—	—	—	—	—	—	—	—	—
Total	2,594,679	—	—	265,028	265,028	944,560	—	—	265,028	265,028

(1)	With respect to Mr. Binder:

Non-Equity Benefits and Accrued Obligations represents: (i) an amount equal to (a) two times the executive’s base salary in effect at the date of termination plus (b) two times the annual cash incentive award the executive would have received for the current fiscal year had the executive’s employment not been terminated, based on Biomet’s performance to the date of termination extrapolated through the end of such fiscal year; (ii) an amount equal to the pro-rated portion of the annual cash incentive award the executive would have received for the current fiscal year, based on Biomet’s performance to the date of termination extrapolated through the end of the current year; (iii) if the executive is eligible for and elects continuation coverage pursuant to COBRA, the premiums for such coverage until the earlier of (a) the end of the 18-month period during which executive agrees, under the executive’s employment agreement, not to engage in certain activities in competition with us or (b) the date the executive becomes eligible for coverage under another group plan; (iv) any “accrued benefits,” which generally include any vested compensation deferred by the executive and not yet paid by us, any amounts or benefits owing to the executive under our then applicable benefit plans, and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive; and (v) with respect to Mr. Binder, continued payment of Mr. Binder’s company provided car allowance, if any, for a period of 12 months from the termination date.

With respect to Messrs. Florin, Johnson and Tandy, and Ms. Barney:

Non-Equity Benefits and Accrued Obligations represents: (i) an amount equal to (a) two times the executive’s base salary in effect at the date of termination plus (b) two times the average of (x) the annual cash incentive award earned by the executive for the preceding fiscal year and (y) the annual cash incentive award the executive would have received for the current fiscal year had the executive’s employment not been terminated, based on Biomet’s performance to the date of termination extrapolated through the end of such fiscal year; (ii) an amount equal to the pro-rated portion of the annual cash incentive award the executive would have received for the current fiscal year, based on Biomet’s performance to the date of termination extrapolated through the end of the current year; (iii) if the executive is eligible for and elects continuation coverage pursuant to COBRA, the premiums for such coverage until the earlier of (a) the end of the 18-month period during which executive agrees, under the executive’s employment agreement, not to engage in certain activities in competition with us or (b) the date the executive becomes eligible for coverage under another group plan; (iv) any “accrued benefits,” which generally include any vested compensation deferred by the executive and not yet paid by us, any amounts or benefits owing to the executive under our then applicable benefit plans, and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive.

With respect to Messrs. Binder, Florin, Johnson and Tandy, and Ms. Barney:

Acceleration of equity awards represents the sum of the values as of May 31, 2013, the last business day of fiscal year 2013, of additional benefit from the acceleration of vesting of stock options and RSUs.

(2)	With respect to Messrs. Binder, Florin, Johnson and Tandy, and Ms. Barney:

Non-Equity Benefits and Accrued Obligations represents: (i) base salary in effect through the termination date and (ii) any “accrued benefits,” which generally include any vested compensation deferred by the executive and not yet paid by us, any amounts or benefits owing to the executive under our then applicable benefit plans and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive.

(3)	Non-Equity Benefits and Accrued Obligations represents: (i) the executive’s base salary in effect through date of termination; (ii) a pro-rated portion (based on the percentage of our fiscal year preceding the date of termination) of the average of (x) the annual cash incentive award bonus earned by the executive for the preceding year and (y) the annual cash incentive award the executive would have received in the current year if the executive’s employment had not been terminated, based on our performance to the date of termination extrapolated through the end of the current year; and (iii) any “accrued benefits,” which generally include any vested compensation deferred by the executive and not yet paid by us, any amounts or benefits owing to the executive under our then applicable benefit plans, and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive.

(4)	Non-Equity Benefits and Accrued Obligations represents the payments as described in footnote 3 of this table.

(5)	With respect to Mr. Binder:

Non-Equity Benefits and Accrued Obligations represents: (i) an amount equal to (a) two times the executive’s base salary in effect at the date of termination plus (b) two times the annual cash incentive award the executive would have received for the current fiscal year had the executive’s employment not been terminated, based on Biomet’s performance to the date of termination extrapolated through the end of such fiscal year; (ii) an amount equal to the pro-rated portion of the annual cash incentive award the executive would have received for the current fiscal year, based on Biomet’s performance to the date of termination extrapolated through the end of the current year; (iii) if the executive is eligible for and elects continuation coverage pursuant to COBRA, the premiums for such coverage until the earlier of (a) the end of the 18-month period during which executive agrees, under the executive’s employment agreement, not to engage in certain activities in competition with us or (b) the date the executive becomes eligible for coverage under another group plan; (iv) any “accrued benefits,” which generally include any vested compensation deferred by the executive and not yet paid by us, any amounts or benefits owing to the executive under our then applicable benefit plans, and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive; and (v) with respect to Mr. Binder, continued payment of Mr. Binder’s company provided car allowance, if any, for a period of 12 months from the termination date.

With respect to Messrs. Florin, Johnson and Tandy, and Ms. Barney:

Non-Equity Benefits and Accrued Obligations represents: (i) an amount equal to (a) 1.5 times the executive’s base salary in effect at the date of termination; (ii) an amount equal to the pro-rated portion (based on the percentage of Biomet’s current fiscal year preceding the date on which executive’s employment is terminated) of the annual cash incentive award the executive would have received for the current fiscal year, based on Biomet’s performance to the date of termination extrapolated through the end of the current year; (iii) if the executive is eligible for and elects continuation coverage pursuant to COBRA, the premiums for such coverage (or reimbursement to the executive for such premiums) until the earlier of (a) the end of the 18-month period during which, under the employment agreement, the executive agrees not to engage in certain activities in competition with us or (b) the date the executive becomes eligible for coverage under another group plan; (iv) any “accrued benefits,” which generally include any vested compensation deferred by the executive and not yet paid by us, any amounts or benefits owing to the executive under our then applicable benefit plans, and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive.

(6)	Non-Equity Benefits and Accrued Obligations represents: (i) the executive’s base salary in effect through date of termination; (ii) a pro-rated portion (based on the percentage of our fiscal year preceding the date of termination) of the average of (x) the annual cash incentive award earned by the executive for the preceding year and (y) the annual cash incentive award the executive would have received in the current year if the executive’s employment had not been terminated, based on our performance to the date of termination extrapolated through the end of the current year; and (iii) any “accrued benefits,” which generally include any vested compensation deferred by the executive and not yet paid by us, any amounts or benefits owing to the executive under our then applicable benefit plans and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive.

(7)	Non-Equity Benefits and Accrued Obligations represents the payments described in footnote 4 of this table.

2014 Omnibus Equity Incentive Compensation Plan

In connection with this Offering, our Board of Directors has approved, and the holder of 536,034,330 shares of our common stock, representing approximately 97.19% of the shares of our common stock entitled to vote on the record date, has executed a written consent approving the 2014 Omnibus Equity Incentive Compensation Plan (the “Omnibus Plan”), as described below. The written consent approves and authorizes the Omnibus Plan adopted by our Board of Directors effective upon the effectiveness of this registration statement and the consummation of our initial public offering. If our initial public offering is not consummated, the Omnibus Plan will not become effective. Prior to the completion of this offering, no awards have been made under the Omnibus Plan. This summary is not a complete description of all provisions of the Omnibus Plan and is qualified in its entirety by reference to the Omnibus Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose

The purpose of the Omnibus Plan is to advance our interests and the interests of our stockholders by providing our employees, independent contractors and directors, who are largely responsible for the management, growth and protection of the business of the Company, with incentives and rewards to encourage them to continue in the service of the Company.

Plan Administration

The Omnibus Plan is administered by our Board of Directors or a Committee of the Board of Directors that the Board of Directors shall appoint from time to time to administer the Omnibus Plan (the “Committee”). The Committee has the authority to, among other things, interpret the Omnibus Plan, determine eligibility for, grant of and the terms of awards under the Omnibus Plan, and to do all things necessary to carry out the purposes of the Omnibus Plan. The Committee’s determinations under the Omnibus Plan are conclusive and binding.

Authorized Shares

Subject to adjustment, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the Omnibus Plan is 50,000,000 shares. Shares of common stock issued under the Omnibus Plan may be either authorized and unissued shares, treasury shares, shares purchased by the Company in the open market, or any combination of the preceding categories as the Committee determines in its sole discretion. Any shares of common stock underlying awards that are issued subject to conditions, which may result in the forfeiture, cancellation or return of such shares to the Company, and any portion of the shares forfeited, cancelled or returned shall be treated as not issued pursuant to the Omnibus Plan. The maximum number of shares of common stock that may be covered by options that are designated as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code (the “Code”) shall not exceed 4,000,000 shares.

Individual Limits

The maximum number of shares for which equity-based awards may be granted to any covered employee (within the meaning of Section 162(m)(3) of the Code) in any calendar year is 1,000,000 shares, and to any non-employee director shall not exceed 50,000 shares.

Eligibility

The Committee selects participants from among our employees, independent contractors, and non-employee directors who are in a position to make a significant contribution to our success. Currently, approximately 7,500 employees, 750 independent contractors and ten non-employee directors would be eligible to participate. Eligibility for options intended to be incentive stock options (“ISOs”) is limited to our employees.

Types of Awards

The Omnibus Plan provides for grants of options, performance awards, and other awards convertible into or otherwise based on shares of our stock.

•	Stock options: The exercise price of an option, may generally not be less than the fair market value (or, in the case of an ISO granted to a ten-percent shareholder, 110% of the fair market value) of a share of common stock on the date of grant. The Committee determines the time or times at which stock options become exercisable and the terms on which such awards remain exercisable.

•	Performance awards: A performance award is an award the vesting, settlement or exercisability of which is subject to specified performance criteria as determined by the Committee. The Omnibus Plan permits the grant of performance awards that are intended to qualify as exempt performance-based compensation under Section 162(m) of the Code, to the extent applicable, as well as awards that are not intended to so qualify.

•	Other stock-based awards: The Omnibus Plan provides that the Committee may grant equity-based or equity-related awards, including stock appreciation rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units, share-denominated performance units, dividend equivalents or dividend equivalent units.

Vesting

The Committee has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award.

Termination of Employment and Change in Control

The Committee has the authority to determine the effect of termination of employment or service or a change in control on an award.

Performance Criteria

The Omnibus Plan provides that grants of performance awards may be based upon, and subject to achievement of, performance goals and may be intended to meet the requirements of Section 162(m) of the Code, including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being “substantially uncertain,” and that any performance goals shall relate to one or more of the following performance measures: market price of common stock, earnings per share of common stock, income, net income or profit (before or after taxes), economic profit, operating income, operating margin, profit margin, gross margins, return on equity or stockholder equity, total shareholder return, market capitalization, enterprise value, cash flow (including but not limited to operating cash flow and free cash flow), cash position, return on assets or net assets, return on capital, return on invested capital, return on sales shareholder returns and/or value, economic value added, cash value added, earnings or net earnings (before or after interest, taxes, depreciation and/or amortization), earnings from continuing operations, operating earnings, new profits, controllable profits, sales or revenues, sales growth, new orders, capital or investment, ratio of debt to debt plus equity, ratio of operating earnings to capital spending, new product innovation, product release schedules or ship targets, market share, market performance, costs, cost reduction goals, inventory or supply chain management initiatives, budget comparisons, implementation or completion of specified projects or processes, objective measures of customer satisfaction, safety, productivity, expense, margins, operating efficiency, working capital, the formation of joint ventures, research or development collaborations or the completion of other transactions.

The Omnibus Plan provides that performance measures may relate to the performance of the Omnibus Plan participant, us, one of our subsidiaries, any business group, any of our business units or other subdivisions, or any combination of the foregoing, as the Committee deems appropriate, and may be expressed as an amount, as an increase or decrease over a specified period, as a relative comparison to the performance of a group of comparator companies or a published or special index, or any other measure of the selected performance criteria, as the Committee deems appropriate. Unless otherwise determined by the Committee, the Committee shall retain the ability to use negative discretion to reduce (for all participants) the amount of an award granted under the Omnibus Plan or to exclude, unless determined by the Committee within the ninety (90)-day period following the performance period, the impact of unusual, non-recurring or extraordinary items or expenses; items relating to financing activities; charges for restructurings; other non-operating items; discontinued operations; items related to the disposal of a business or segment of a business; the cumulative effect of changes in accounting treatment; items related to a change in accounting principle; items related to changes in applicable laws or business conditions; any impact of changes in foreign exchange rates and other changes in currency; any impact of impairment of tangible or intangible assets; any impact of the issuance or repurchase of equity securities or other changes in the number of outstanding shares of any class of our equity securities; any gain, loss, income or expense attributable to acquisitions or dispositions of stock or assets; items attributable to the business operations of any entity acquired by us during a Performance Period; stock-based compensation expense; in-process research and development expense; gain or loss from all or certain claims and/or litigation and insurance recoveries; and any other items, each determined by the Committee in accordance with generally accepted accounting principles and as identified in our audited financial statements, including any related notes to such financial statements.

Estimate of Benefits

Because the grant of awards under the Omnibus Plan will be within the discretion of the Committee, it is not possible at this time to determine the awards that will be made to named executive officers, executive officers, non-employee directors or other employees.

Transferability

Awards under the Omnibus Plan may not be transferred except by will or by the laws of descent and distribution, unless (for awards other than ISOs) otherwise provided by the Committee.

Corporate Transactions

In the event of any merger, consolidation or similar transaction, the Committee shall, to the extent it deems appropriate, among other things, adjust each award outstanding on the date of such merger or consolidation so that it pertains and applies to the securities, which a holder of the number of shares of our common stock subject to such award would have received in such merger or consolidation. In the event of a dissolution or liquidation, a sale of all or substantially all of our assets, or a merger, consolidation or similar transaction, the Committee may also, among other things, provide for the cancellation and cash-out of outstanding awards, or provide for the exchange of awards with respect to some or all of the property, which a holder of common shares subject to such award would have received in the transaction or for securities of the acquirer or surviving entity and to make equitable adjustments to such awards.

Adjustments

In the event of certain corporate transactions (including the payment of an extraordinary cash dividend, a stock dividend or split, recapitalization, merger, consolidation combination or exchange of shares or similar corporate change), the Committee will appropriately adjust the maximum aggregate number of shares that may be delivered under and the individual limits included in the Omnibus Plan, and will also make appropriate adjustments to the number and type of shares subject to awards, the exercise price of such awards or any other terms of such awards as the Committee deems appropriate.

Amendment and Termination

The Committee may amend or suspend the Omnibus Plan or outstanding awards, or terminate the Omnibus Plan as to future grants of awards, except that the Committee will not be able to alter the terms of an award if it would affect adversely a participant’s rights under the award without the participant’s consent (unless expressly provided in the Omnibus Plan). Stockholder approval will be required for any amendment to the extent such approval is required by law, including the Tax Code or applicable securities exchange requirements.

Certain U.S. Federal Income Tax Consequences

The following discussion is a brief summary of certain United States federal income tax consequences under current federal income tax laws relating to certain types of awards under the Omnibus Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences. Accordingly, participants in the new plan should consult their respective tax advisors in determining the tax consequences of such participation.

Non-Qualified Stock Options (“NQOs”). A participant will not recognize any taxable income upon the grant of an NQO and we will not be entitled to a tax deduction with respect to such grant. Upon exercise of an NQO, the participant will recognize compensation income in an amount equal to the excess of the aggregate fair market value of the acquired shares of our common stock on the exercise date over the aggregate exercise price paid by the participant. The amount of compensation income recognized by the participant is subject to applicable payroll taxes. We will generally be entitled to a tax deduction at the same time and in the same amount as the participant recognizes compensation income. The participant’s tax basis for the shares of our common stock received pursuant to the exercise of an NQO will equal the sum of the compensation income recognized and the exercise price. In the event of a sale or other disposition of shares of our common stock received upon the exercise of an NQO, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term or short-term capital gain or loss, depending on how long the shares were held by the participant prior to the sale.

ISOs. A participant will not recognize any taxable income upon the grant or exercise of an ISO, but the excess of the aggregate fair market value of the acquired shares of our common stock on the exercise date (the “ISO shares”) over the aggregate exercise price paid by the participant is included in the participant’s income for alternative minimum tax purposes. We will not be entitled to a tax deduction with respect to such grant or exercise. Upon a disposition of the ISO shares more than two years after grant of the ISOs and one year after exercise of the ISOs, any gain or loss is treated as long-term capital gain or loss. In such case, the Company would not be entitled to a deduction. If the participant sells the ISO shares prior to the expiration of these holding periods, the participant recognizes compensation income at the time of disposition equal to the excess if any, of the lesser of (1) the aggregate fair market value of the ISO shares on the exercise date and (2) the amount received for the ISO shares, over the aggregate exercise price previously paid by the participant. Any gain or loss recognized on such a premature disposition of the ISO shares in excess of the amount treated as ordinary income is treated as long-term or short-term capital gain or loss, depending on how long the shares were held by the participant prior to the sale. We will generally be entitled to a deduction at the same time and in the same amount as the participant recognizes compensation income.

Restricted Stock and Restricted Stock Units (“RSUs”). A participant will not recognize any taxable income upon the grant of a restricted stock award and we will not be entitled to a tax deduction with respect to such grant. When the restrictions lapse with regard to any installment of restricted stock, the participant will recognize ordinary income in an amount equal to the fair market value of the shares with respect to which the restrictions lapse, unless the participant elected to realize compensation income in the year the award is granted in an amount equal to the fair market value of the restricted stock awarded determined without regard to the restrictions. A participant will not recognize any taxable income upon the grant of RSUs and we will not be entitled to a tax deduction with respect to such grant. The participant will recognize compensation income at the time the RSUs are settled, in an amount equal to the cash paid or the fair market value of the shares delivered. The amount of compensation income recognized by the participant is subject to applicable payroll taxes. We will generally be entitled to a deduction at the same time and in the same amount as the participant recognizes compensation income.

Performance-Based Awards. A participant will not recognize any taxable income upon the grant of a performance-based award and we will not be entitled to a tax deduction with respect to such grant. The participant will recognize compensation income at the time the performance-based award vests or is settled, depending on the structure of the award, in an amount equal to the dollar amount, or the fair market value of the shares of common stock, subject to the award. The amount of compensation income recognized by the participant is subject to payroll taxes. We will generally be entitled to a deduction at the same time and in the same amount as the participant recognizes compensation income.

Employee Stock Purchase Plan

In connection with this offering, our Board of Directors has approved, and the holder of 536,034,330 shares of our common stock, representing approximately 97.19% of the shares of our common stock entitled to vote on the record date, has executed a written consent approving the 2014 Employee Stock Purchase Plan (the “ESPP”), as described below. The written consent approves and authorizes the ESPP adopted by our Board of Directors effective upon the effectiveness of this registration statement and the consummation of our initial public offering. If our initial public offering is not consummated, the ESPP will not become effective. This summary is not a complete description of all provisions of the Plan and is qualified in its entirety by reference to the ESPP, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose

The purpose of the ESPP is to provide eligible employees of the Company and its designated subsidiaries who wish to become shareholders in the Company with a convenient method of purchasing common stock through payroll deductions.

ESPP Administration

The ESPP is administered by any committee appointed by our Board of Directors to administer the ESPP (the “Committee”). The Committee has the authority to, among other things, interpret the ESPP and take such actions in the administration and operation of the ESPP as are expressly called for in the ESPP or as the Committee deems equitable under the circumstances. The Committee’s determinations under the ESPP are conclusive and binding.

Authorized Shares

Subject to adjustment, the maximum number of shares of our common stock that may be offered to eligible employees under the ESPP is 6,850,000 shares.

Eligibility

Any employee of the Company or a designated subsidiary who has been employed by the Company or the designated subsidiary for at least one year whose customary employment is more than twenty hours per week and more than five months per calendar year shall be eligible to participate in the ESPP, subject to filling out enrollment forms and complying with other enrollment procedures. Certain employees who are citizens or residents of non-U.S. jurisdictions may be excluded from participation in the ESPP if prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause to ESPP or an offering to violate Section 423 of the Internal Revenue Code (the “Code”). Approximately 7,500 employees are currently eligible to participate in the ESPP. However, no employee will be permitted to elect to purchase common stock if after such purchase the employee would own 5% or more of the total combined voting power or value of all classes of stock of the Company or any subsidiary.

Offering Periods

The Committee shall determine the number of offerings each year under the ESPP and the dates on which the offering period will commence and expire. Participation in one offering under the ESPP will not limit or require participation in any other offering. Unless the participant withdraws from the ESPP or participation is otherwise terminated, participation carries over from one offering period to the next, until the end of the final offering.

Method of Payment

Payment for common stock purchased under the ESPP will be made by payroll deduction, subject to a minimum deduction of 1% of compensation per pay period and a maximum deduction of 15% of compensation per pay period unless provided otherwise; provided, however, no employee may purchase common stock at a rate, which exceeds $25,000 of fair market value in a calendar year determined as of the date the participant accrues purchase rights under the ESPP. Payroll deductions will begin with the first pay period, which occurs coincident with or immediately following the offering commencement date to which offering it relates and shall terminate with the last pay period, which occurs on or prior to the last day of the offering period. Each payroll deduction shall be an amount equal to the percentage of the compensation that was designated by the participant in the participant’s enrollment form. All payroll deductions made for a participant shall be credited to the participant’s account under the ESPP.

Purchase of Common Stock

Common stock will be purchased on the last day of the purchase period. The amount of common stock purchased will be the number of whole shares that can be purchased with the amount credited to the account. Fractional shares will not be purchased. Any amounts remaining following purchase will be credited to a participant’s account during the next offering in which the participant participates.

Purchase Price

The purchase price per share of common stock will be determined by the Committee prior to the commencement of an offering; provided that the purchase price per share on any purchase date shall not be less than the lower of (i) 85% of the fair market value of the common stock on the offering commencement date for the offering period in which the purchase date occurs or (ii) 85% of the fair market value of common stock on the purchase date. The Committee reserves the right to change the purchase price per share to be anywhere from eighty-five percent (85%) to one-hundred percent (100%) of the fair market value of the common stock on either the offering commencement date and/or the purchase date. If the common stock is publicly traded, the fair market value will be the closing price of the common stock on the principal exchange on which the common stock is listed on the immediately preceding trading day. If the common stock is not publicly traded, the fair market value will be determined by the Committee in good faith.

Termination of Employment

A participant’s participation in the ESPP shall continue until the earliest of such time as: the participant notifies the Company in writing that the participant wishes to withdraw from the ESPP and such withdrawal becomes effective; the date of the participant’s separation of employment of the Company or any of its subsidiaries; or the termination of the ESPP. If a participant ceases to be an employee of the Company or any of its subsidiaries, whether due to termination of employment, retirement, or death, the participant’s participation in the ESPP shall terminate and the participant will be deemed to withdraw from the ESPP. When a participant withdraws from the ESPP, the participant’s account will be distributed to the participant or, in the event of participant’s death, to participant’s estate, without interest.

New Benefits under the ESPP

Because awards to employees under the ESPP are based on voluntary contributions in amounts determined by the participant, the benefits and amounts that will be received or allocated under the ESPP are not determinable at this time.

Transferability

Neither payroll deductions credited to the employee’s account nor any right to exercise a purchase right or to purchase shares under the ESPP may be transferred except by will or by the laws of descent and distribution.

Adjustments upon Merger, Asset Sale, Dissolution or Liquidation

In the event of a proposed sale of all or substantially all of the assets of the Company or the proposed merger of the Company with or into another corporation, the ESPP provides that arrangements will be made for each outstanding purchase right to be assumed or an equivalent purchase right substituted by the successor corporation or an affiliate of the successor corporation. In the event that a successor corporation refuses to assume or substitute for the purchase rights, or in the event of the proposed dissolution or liquidation of the Company, the offering period then in progress shall be shortened by setting a new purchase date, which shall be before the date of consummation of the proposed merger, asset sale, dissolution or liquidation, unless determined otherwise by the Committee.

Adjustments upon Changes in Capitalization

The maximum number of shares which shall be made available for sale under the ESPP, the maximum number of shares each participant may purchase during each offering period, as well as the price per share and the number of shares covered by each purchase right under the ESPP which has not yet been exercised shall be proportionately adjusted for any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the shares, or any other change in the number of shares effected without receipt of consideration by the Company.

Amendment and Termination

The Committee at any time and from time to time may modify, amend, suspend or terminate the ESPP, provided that no such action adversely affects the rights of a participant with respect to options that have already been granted. Furthermore, no amendment that requires stockholder approval in order to comply with Section 423 of the Code will be effective unless it is approved by the requited vote of stockholders of the Company.

Certain U.S. Federal Income Tax Consequences to Participants

Payroll deductions to the ESPP are made on an after-tax basis, which means that the applicable federal and state tax withholding is applied to a participant’s compensation before ESPP contributions are deducted. participants will not recognize any additional income as a result of participation in the ESPP until the disposal of shares of common stock acquired under the ESPP. Participants who hold their shares for more than 24 months after the beginning of the offering period or who die while holding their shares will recognize ordinary income in the year of disposition equal to the lesser of (i) the excess of the fair market value of the shares on the date of disposition over the purchase price paid by the participant or (ii) the excess of the fair market value of the shares on the first day of the offering period over the purchase price paid by the participant.

Participants who dispose of their shares within 24 months after the beginning of the offering period will realize ordinary income in the year of disposition in an amount equal to the excess of the fair market value of the shares on the date they were purchased by the participant over the purchase price paid by the participant.

Participants will have a basis in their shares equal to the purchase price of their shares plus any amount that must be treated as ordinary income at the time of disposition of the shares. Any additional gain or loss realized on the disposition of shares acquired under the ESPP will be capital gain or loss.

Certain U.S. Federal Income Tax Consequences to the Company

In the event of a disposition of shares by a participant after the expiration of the required holding periods, the Company will not recognize taxable income, nor will it be entitled to any deduction from income by reason of the participant’s purchase or disposition of the common stock. In the event a participant recognizes compensation income as a result of a disposition prior to the expiration of the required holding periods, the Company will be entitled to a corresponding deduction from its taxable income, subject to the deduction limitation imposed by Section 162(m) of the Code.

Bonus Plan

In connection with this offering, our Board of Directors has approved, and the holder of 536,034,330 shares of our common stock, representing approximately 97.19% of the shares of our common stock entitled to vote on the record date, has executed a written consent approving the 2014 Executive Bonus Plan (the “Bonus Plan”), as described below. The written consent approves and authorizes the Bonus Plan adopted by our Board of Directors effective upon the effectiveness of this registration statement and the consummation of our initial public offering. If our initial public offering is not consummated, the Bonus Plan will not become effective. Prior to the completion of this offering, no awards have been made under the Bonus Plan. This summary is not a complete description of all provisions of the Plan and is qualified in its entirety by reference to the Bonus Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose

The purpose of the Bonus Plan is to provide our employees, who are largely responsible for the management, growth and protection of the business of the Company, with incentives and rewards to encourage them to continue in the service of the Company.

General Information

The Bonus Plan provides for the granting of the opportunity to earn cash incentive awards based upon the achievement of performance goals during specified periods, known as performance periods. We expect to use the Bonus Plan for annual and long-term cash incentive compensation of our executives, although the Company may use different or additional methods of granting Bonus Plan awards in our discretion.

Bonus Plan Administration

The Bonus Plan will be administered by our Compensation Committee of the Board of Directors or another committee as designated by the Board (the “Committee”). The Committee shall administer, apply and interpret the provisions of the Bonus Plan, and shall have full power and authority to construe, interpret and carry out such provisions. The Committee’s determinations under the Bonus Plan are conclusive and binding.

Eligibility

Executive officers of the Company that are selected by the Committee are eligible to participate in the Bonus Plan. Approximately eleven executive officers are currently eligible to be selected for awards in the future.

Awards under the Bonus Plan

When the Committee makes an award under the Bonus Plan, it must establish the terms and conditions of the award within the time period required by the performance exception (generally, within 90 days after the beginning of the applicable performance period). Within this period, the Committee shall either:

•	Establish an award pool for the performance period, the applicable performance goals, a formula, matrix or other applicable criteria for determining the funding of the award pool and the portion of the award pool that is to be allocated to each participant for the performance period; or

•	Establish for each participant an award for the applicable performance period, the performance goals that must be achieved during the performance period, and a formula, matrix or other applicable criteria for determining the amount of award payable based on the degree of achievement of the performance goals.

The Committee will determine the award pool, if applicable, and awards based on the degree of achievement of the performance goals. A participant must be employed on the date that awards are paid in order to receive a payment under the Bonus Plan.

Estimate of Benefits

Because the grant of awards under the Bonus Plan will be within the discretion of the Committee, it is not possible at this time to determine the awards that will be made under the Bonus Plan.

Performance Goals

The performance goals established by the Committee may be (but need not be) different each performance period and different performance goals may be applicable to different participants. Performance goals are measures of performance based on one or more criteria established by the Committee, which must be met during the performance period as a condition of a participant’s receipt of an award in respect of such performance period. Such criteria (i) may relate to the performance of the Company, a subsidiary, any business, group, business unit or other subdivision of the Company, or any combination of the foregoing, as the Committee deems appropriate and (ii) may be expressed as an amount, as an increase or decrease over a specified period, as a relative comparison to the performance of a group of comparator companies or a published or special index, or any other measure of the selected performance criteria, as the Committee deems appropriate. For awards intended to meet the requirements of Section 162(m) of the Code, including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being “substantially uncertain,” performance goals shall be objective business criteria and relate to one or more of the following: market price of common stock, earnings per share of common stock, income, net income or profit (before or after taxes), economic profit, operating income, operating margin, profit margin, gross margins, return on equity or shareholder equity, total shareholder return, market capitalization, enterprise value, cash flow (including but not limited to operating cash flow and free cash flow), cash position, return on assets or net assets, return on capital, return on invested capital, return on sales, shareholder returns and/or value, economic value added, cash value added, earnings or net earnings (before or after interest, taxes, depreciation and/or amortization), earnings from continuing operations, operating earnings, new profits, controllable profits, sales or revenues, sales growth, new orders, capital or investment, ratio of debt to debt plus equity, ratio of operating earnings to capital spending, new product innovation, product release schedules or ship targets, market share, market performance, costs, cost reduction goals, inventory or supply chain management initiatives, budget comparisons, implementation or completion of specified projects or processes, objective measures of customer satisfaction, safety, productivity, expense, margins, operating efficiency, working capital, the formation of joint ventures, research or development collaborations, or the completion of other transactions.

In establishing a measure of performance for any performance period, the Committee may provide that performance goals shall exclude the adverse impact of unusual, non-recurring or extraordinary items or expenses; items relating to financing activities; charges for restructurings; other non-operating items; discontinued operations; items related to the disposal of a business or segment of a business; the cumulative effect of changes in accounting treatment; items related to a change in accounting principle; items related to changes in applicable laws or business conditions; any impact of changes in foreign exchange rates and other changes in currency; any impact of impairment of tangible or intangible assets; any impact of the issuance or repurchase of equity securities or other changes in the number of outstanding shares of any class of the Company’s equity securities; any gain, loss, income or expense attributable to acquisitions or dispositions of stock or assets; items attributable to the business operations of any entity acquired by the Company during a performance period; stock-based compensation expense; in-process research and development expense; gain or loss from all or certain claims and/or litigation and insurance recoveries; and any other items, each determined by the Committee in accordance with generally accepted accounting principles and as identified in the Company’s audited financial statements, including the notes thereto.

Maximum Awards

The amount payable to any participant in a single calendar year shall not exceed (i) $5 million per calendar year with respect to awards with a performance period of a calendar year or less, or (ii) $15 million per calendar year with respect to awards with a performance period greater than a calendar year.

Termination of Employment

Upon a participant’s voluntary resignation or termination without cause, the Committee may authorize the full or partial payment of an award for the performance period in which termination occurs. Any participant who is terminated during a performance period for cause or is deemed to have been terminated for Cause shall not receive an award for such performance period.

Change in Control

In the case of a change in control of the Company during a performance period, a participant shall be entitled to receive an award, pro rated for the period of active employment with the Company during such performance period and prior to the change in control. The award will be calculated as if the performance goals had been attained at the target level. Such amount will be payable in cash no later than the fifth day following the change in control.

Amendment and Termination

The Committee reserves the right, at any time including during a performance period, to amend, suspend or terminate the Bonus Plan, in any manner, and for any reason, and without the consent of any participant.

Non-Employee Director Compensation and Benefits

Our directors have not received cash retainers, committee fees, or stock option awards for their services as our directors.

Director Compensation

The following table shows information regarding the compensation of our non-employee directors for the 2013 fiscal year. Mr. Binder is not included in the table below because, as President and Chief Executive Officer, disclosure in respect of his compensation is presented in the Summary Compensation Table. Mr. Akazhanov is not included in the table below as he became a director after the end of fiscal 2013. Furthermore, as an employee director, Mr. Binder did not receive compensation in his capacity as a director.

Name	All Other Compensation ($)	Total ($)
Chinh E. Chu(2)	$—	$—
Jonathon J. Coslet(2)	—	—
Michael DalBello(2)	—	—
Adrian Jones(2)	—	—
Michael Michelson(2)	—	—
Dane A. Miller, Ph.D.(1)	400,000	400,000
Max C. Lin(2)	—	—
Jeffrey K. Rhodes(2)	—	—
Andrew Y. Rhee(2)	—	—

(1)	On January 14, 2010, we entered into a consulting agreement with Dr. Dane A. Miller Ph.D., pursuant to which it will pay Dr. Miller a consulting fee of $0.25 million per fiscal year for Dr. Miller’s consulting services and will reimburse Dr. Miller for out-of-pocket fees and expenses relating to an off-site office and administrative support in an amount of $0.1 million per year. The term of the agreement extends through the earlier of September 1, 2011, an initial public offering or a change of control. The agreement also contains certain restrictive covenants prohibiting Dr. Miller from competing with us and soliciting our employees during the term of the agreement and for a period of one year following such term. On September 6, 2011, we entered into an amendment to the consulting agreement with Dr. Miller, pursuant to which we agreed to increase the expenses relating to an off-site office and administrative support from $0.1 million per year to $0.15 million per year and extend the term of the agreement through the earlier of September 1, 2013, an initial public offering or a change of control. On August 19, 2013, we entered into a second amendment to the consulting agreement with Dr. Miller, pursuant to which we agreed to extend the term of the agreement through the earlier of September 1, 2014, certain initial public offerings or a change of control. Dr. Miller received $0.4 million of payment, under the consulting agreement during the year ended May 31, 2013.
(2)	Table excludes payments of an annual fee of $2.75 million that was paid to each of our Principal Stockholders (or one or more of their affiliates) pursuant to our management services agreement for the fiscal year ended May 31, 2013 for services provided thereunder by employees of our Principal Stockholders, which, may from time to time include the directors. No such services required substantial time or resources, nor were any employees specifically identified in the agreement as a service provider. Certain of our directors have relationships with the Principal Stockholder entities which received such fees as follows: Mr. Coslet is a TPG Partner and Mr. Rhodes is a TPG Principal; Mr. DalBello, who resigned as a director on February 14, 2014 was until recently, and Mr. Chu is, an officer of certain affiliates of The Blackstone Group L.P.; Mr. Jones is a Managing Director and Mr. Rhee is a Vice President of Goldman, Sachs & Co.; and Messrs. Michelson and Lin are executives of Kohlberg Kravis Roberts & Co. L.P. None of the directors are compensated directly on the basis of fees received by our Principal Stockholders under the management services agreement. Please see “Certain Relationships and Related Party Transactions—Management Services Agreement” below.

In addition, we have certain other relationships with our Principal Stockholders from time to time, including a consulting engagement with KKR Capstone (a related party of Kohlberg Kravis Roberts & Co) as described under “Certain Relationships and Related Party Transactions” below. Neither Mr. Michelson nor Mr. Lin is employed by or is a director or officer of KKR Capstone.

Business Expenses

Our non-employee directors are reimbursed for their business expenses related to their attendance at our meetings, including room, meals and transportation to and from Board and committee meetings. On rare occasions, a director’s spouse may accompany a director when traveling on Biomet business. At times, a director may travel to and from our meetings on our corporate aircraft. Directors are also eligible to be reimbursed for attendance at qualified director education programs.

Director and Officer Liability (or D&O) Insurance and Travel Accident Insurance

D&O insurance individually insures our directors and officers against certain losses that they are legally required to bear as a result of their actions while performing duties on our behalf. Our D&O insurance policy does not break out the premium for directors versus officers and, therefore, a dollar amount cannot be assigned to the coverage provided for individual directors.

We also maintain an Aviation Insurance Policy that provides benefits to each director in the event of death or disability (permanent and total) during travel on our corporate aircraft. This policy also covers employees and others while traveling on our corporate aircraft and, therefore, a dollar amount cannot be assigned to the coverage provided for individual directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the ownership, after giving effect to the anticipated distribution of our shares by LVB Holding to our Principal Stockholders upon the completion of this offering of our common shares, as of February 28, 2014 by (a) each person known by us to own beneficially more than a 5% equity interest in us, (b) each member of our Board of Directors, (c) each of our named executive officers, and (d) all of our executive officers and directors as a group. We had 552.4 million shares of common stock outstanding as of March 31, 2014.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is c/o Biomet, Inc., 56 East Bell Drive, Warsaw, Indiana 46582.

			After this Offering
	Prior to this Offering		Assuming Underwriters’ Option to Purchase is Not Exercised		Assuming Underwriters’ Option to Purchase Additional Shares is Exercised in Full
	Number of Shares Beneficially Owned		Number of Shares Beneficially Owned		Number of Shares Beneficially Owned
Name and Address of Beneficial Owner	Beneficial Ownership of our Common Shares	Percentage Owned	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
The Blackstone Funds(1)	130,841,916	23.72%
The Goldman Sachs Group, Inc.(2)	130,841,916	23.72%
KKR Biomet LLC(3)	134,008,582	24.30%
TPG Funds(4)	130,841,916	23.72%
Jeffrey R. Binder(5)	3,927,500	0.71%
Daniel P. Florin(6)	718,000	0.13%
Adam R. Johnson(7)	192,500	0.03%
Robin T. Barney(8)	653,500	0.12%
Bradley J. Tandy(9)	562,500	0.10%
Timur Akazhanov(11)	0	0.00%
Jonathan J. Coslet(10)	0	0.00%
Adrian Jones(12)	0	0.00%
Max C. Lin(13)	0	0.00%
Chinh E. Chu(11)	0	0.00%
Michael Michelson(13)	0	0.00%
Dane A. Miller(14)	11,591,881	2.10%
Andrew Y. Rhee(12)	0	0.00%
Jeffrey K. Rhodes(10)	0	0.00%
All executive officers and directors as a group (20 persons)(15)	538,716,293	97.67%

(1)	The Blackstone Funds beneficially own 130,841,915.8326 shares of our common stock, including (i) 61,012,316.50820 shares of our common stock held by Blackstone Capital Partners V, L.P.,

(ii) 9,773,455.10131 shares of our common stock held by Blackstone Capital Partners V-AC L.P., (iii) 28,905,000.00388 of our common stock held by BCP V-S L.P., (iv) 1,373,175.00018 shares of our common stock held by Blackstone Family Investment Partnership V L.P., (v) 2,171,255.30029 shares of our common stock held by Blackstone Family Investment Partnership V-SMD L.P., (vi) 229,127.31503 shares of our common stock held by Blackstone Participation Partnership V L.P., and (vii) 27,377,586.60368 shares of our common stock held by BCP V Co-Investors L.P., or collectively, the Blackstone Funds.

Blackstone Management Associates V L.L.C is the general partner of each of Blackstone Capital Partners V L.P., Blackstone Capital Partners V-AC L.P., BCP V-S L.P., and BCP V Co-Investors L.P. BMA V L.L.C. is the sole member of Blackstone Management Associates V L.L.C. BCP V Side-By-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership V L.P. and Blackstone Participation Partnership V L.P. Blackstone Family GP L.L.C. is the general partner of Blackstone Family Investment Partnership V-SMD L.P.

Blackstone Holdings III L.P. is the managing member and the owner of a majority in interest of BMA V L.L.C. and the sole member of BCP V Side-By-Side GP L.L.C. Blackstone Holdings III GP L.P is the general partner of Blackstone Holdings III L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Blackstone Family GP L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Mr. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the common stock beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such common stock except to the extent of its or his indirect pecuniary interest therein. The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(2)	The Goldman Sachs Group, Inc. beneficially owns 130,841,915.83258 shares of our common stock, including (i) 43,367,915.81383 shares of our common stock held by GS Capital Partners VI Fund, L.P., (ii) 1,541,318.75521 shares of our common stock held by GS Capital Partners VI GmbH & Co. KG, (iii) 36,071,875.83785 shares of our common stock held by GS Capital Partners VI Offshore Fund, L.P., (iv) 11,925,384.82060 shares of our common stock held by GS Capital Partners VI Parallel, L.P., (v) 6,187,599.00083 shares of our common stock held by GS LVB Co-Invest, L.P., (vi) 6,313,795.00085 shares of our common stock held by Goldman Sachs BMET Investors, L.P., (vii) 18,478,545.00248 shares of our common stock held by Goldman Sachs BMET Investors Offshore Holdings, L.P., (viii) 4,446,381.60060 shares of our common stock held by GS PEP Bass Holdings, L.L.C., (ix) 630,980.00008 shares of our common stock held by Goldman Sachs Private Equity Partners, 2004-Direct Investment Fund, L.P., (x) 901,320.00012 shares of our common stock held by Goldman Sachs Private Equity Partners, 2005-Direct Investment Fund, L.P., and (xi) 976,800.00013 shares of our common stock held by Goldman Sachs Private Equity Partners IX-Direct Investment Fund, L.P., or collectively, the GS Entities. Affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner, managing limited partner, managing partner or manager of the GS Entities. Goldman, Sachs & Co. is the investment manager for certain of the GS Entities. Goldman, Sachs & Co. is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. The GS Entities share voting power and dispositive power with respect to the shares of our common stock beneficially owned by them with certain of their respective affiliates. Adrian Jones is a managing director and Andrew Y. Rhee is a vice president of Goldman, Sachs & Co. Each of Mr. Jones, Mr. Rhee and these entities disclaims beneficial ownership of these shares of our common stock, except to the extent of their pecuniary interest therein, if any. The address of the GS Entities and The Goldman Sachs Group, Inc. is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.
(3)

KKR Biomet LLC beneficially owns 134,008,582.50000 shares of our common stock. The address of KKR Biomet, LLC is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025. KKR Biomet LLC is owned by the following entities (with percentage ownership of KKR Biomet LLC): KKR 2006 Fund L.P. (83.4%), or KKR 2006 Fund, KKR PEI Investments, L.P. (11.3%), or

PEI Investments, 8 North America Investor L.P. (3.6%), 8 North America, OPERF Co-Investment, LLC (0.7%), or OPERF, and KKR Partners III, L.P. (1.0%), or KKR Partners III.

As the sole general partner of the KKR 2006 Fund and as the manager of OPERF, KKR Associates 2006 L.P. may be deemed to share voting and dispositive power with respect to any common stock beneficially owned by the KKR 2006 Fund and by OPERF but disclaims beneficial ownership of such common stock. As the sole general partner of KKR Associates 2006 L.P., KKR 2006 GP LLC may also be deemed to share voting and dispositive power with respect to any common stock beneficially owned by the KKR 2006 Fund and by OPERF but disclaims beneficial ownership of such common stock.

As the sole general partner of PEI Investments, KKR PEI Associates, L.P. may be deemed to share voting and dispositive power with respect to any common stock beneficially owned by PEI Investments but disclaims beneficial ownership of such common stock. As the sole general partner of KKR PEI Associates, L.P., KKR PEI GP Limited may also be deemed to share voting and dispositive power with respect to any common stock beneficially owned by PEI Investments but disclaims beneficial ownership of such common stock.

As the sole general partner of 8 North America, KKR Associates 8 NA L.P. may be deemed to share voting and dispositive power with respect to the common stock beneficially owned by 8 North America but disclaims beneficial ownership of such common stock. As the sole general partner of KKR Associates 8 NA L.P., KKR 8 NA Limited may be deemed to share voting and dispositive power with respect to the common stock beneficially owned by 8 North America but disclaims beneficial ownership of such common stock.

Each of KKR Fund Holdings L.P. (as the designated member of KKR 2006 GP LLC and the sole shareholder of KKR PEI GP Limited and KKR 8 NA Limited); KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.); KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited); KKR Group Limited (as the sole general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited) and KKR Management LLC (as the sole general partner of KKR & Co. L.P.) may be deemed to share voting and dispositive power with respect to the common stock beneficially owned by the KKR 2006 Fund, OPERF, PEI Investments and 8 North America. KKR Fund Holdings L.P., KKR Fund Holdings GP Limited, KKR Group Holdings L.P., KKR Group Limited, KKR & Co. L.P. and KKR Management LLC disclaim beneficial ownership of such common stock.

As the sole general partner of KKR Partners III, KKR III GP LLC may be deemed to share voting and dispositive power with respect to any common stock beneficially owned by KKR Partners III but disclaims beneficial ownership of such common stock.

As the designated members of KKR Management LLC and the managers of KKR III GP LLC, Henry R. Kravis and George R. Roberts may be deemed to share voting and dispositive power with respect to the common stock beneficially owned by the KKR 2006 Fund, OPERF, 8 North America, PEI Investments and KKR Partners III but disclaim beneficial ownership of such common stock.

(4)

The TPG Funds (as defined below) beneficially own 130,841,915.83258 shares of our common stock, including (i) 5,000,000.00067 common stock held by TPG Partners IV, L.P., a Delaware limited partnership, or TPG Partners IV, whose general partner is TPG GenPar IV, L.P., a Delaware limited partnership, whose general partner is TPG GenPar IV Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, or TPG Holdings, (ii) 101,502,030.54563 common stock held by TPG Partners V, L.P., a Delaware limited partnership (“TPG Partners V”), whose general partner is TPG GenPar V, L.P., a Delaware limited partnership, or TPG GenPar V, whose general partner is TPG GenPar V Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings, (iii) 265,560.48304 common stock held by TPG FOF V-A, L.P., a Delaware limited partnership, or TPG FOF A, whose general partner is TPG GenPar V, (iv) 214,161.68003 common stock held by TPG FOF V-B, L.P., a Delaware limited partnership, or TPG FOF B, whose general partner is TPG GenPar V, (v) 23,584,363.02317 common stock held by TPG LVB Co-Invest LLC, a Delaware limited liability company, or TPG Co-Invest I, whose managing member is TPG GenPar V, (vi) 275,800.10004 common stock held by TPG LVB Co-Invest II LLC, a Delaware limited liability company, or TPG Co-Invest II and, together with TPG Partners IV, TPG

Partners V, TPG FOF A, TPG FOF B and TPG Co-Invest I, the TPG Funds, whose managing member is TPG GenPar V. The general partner of TPG Holdings is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation, or TPG Advisors. David Bonderman and James G. Coulter are officers and sole shareholders of TPG Advisors and may therefore be deemed to be the beneficial owners of the common stock held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the common stock held by the TPG Funds except to the extent of their pecuniary interest therein. The address of TPG Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(5)	Shares of our common stock shown as beneficially owned by Mr. Binder reflect an aggregate of the following: (i) 147,500 shares owned outright and (ii) 3,780,000 shares issuable upon exercise of vested options and options that will vest within 60 days of this filing.
(6)	Shares of our common stock shown as beneficially owned by Mr. Florin reflect an aggregate of the following: (i) 60,000 shares owned outright and (ii) 658,000 shares issuable upon exercise of vested options and options that will vest within 60 days of this filing.
(7)	Shares of our common stock shown as beneficially owned by Mr. Johnson reflect an aggregate of the following: (i) 10,000 shares owned outright and (ii) 182,500 shares issuable upon exercise of vested options and options that will vest within 60 days of this filing.
(8)	Shares of our common stock shown as beneficially owned by Ms. Barney reflect an aggregate of the following: (i) 55,000 shares owned outright and (ii) 598,500 shares issuable upon exercise of vested options and options that will vest within 60 days of this filing.
(9)	Shares of our common stock shown as beneficially owned by Mr. Tandy reflect an aggregate of the following: (i) 112,500 shares owned outright and (ii) 450,00 shares issuable upon exercise of vested options and options that will vest within 60 days of this filing.
(10)	Jonathan J. Coslet is a TPG Partner and Jeffrey K. Rhodes is a TPG Principal. Neither Mr. Coslet or Mr. Rhodes have voting or investment power over and each disclaim beneficial ownership of the common stock held by the TPG Funds. The address of Messrs. Coslet and Rhodes is c/o TPG Global, LLC is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(11)	Timur Akazhanov and Chinh E. Chu are officers of affiliates of the Blackstone Funds and each such person disclaims beneficial ownership of the common stock held by the Blackstone Funds. The address of Mr. Akazhanov and Mr. Chu is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.
(12)	Each of Adrian Jones, managing director, and Andrew Y. Rhee, Vice President, may be deemed to be a beneficial owner of the common stock held by the GS Entities due to his status with Goldman, Sachs & Co., and each such person disclaims beneficial ownership of any such interests in which he does not have a pecuniary interest. The address of Mr. Jones and Mr. Rhee is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.
(13)	Michael M. Michelson and Max C. Lin are executives of Kohlberg Kravis Roberts & Co. L.P. Affiliates of Kohlberg Kravis Roberts & Co. L.P. may be deemed to have beneficial ownership of 1,340,085.82482 shares of our common stock. Messrs. Michelson and Lin disclaim beneficial ownership of such common stock. The address of Messrs. Michelson and Lin is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(14)	The Dane A. Miller Trust owns 5,795,936 shares and the Mary Louise Miller Trust owns 5,795,945 shares. The trustee of the Dane A. Miller Trust is Dane A. Miller. The trustee of the Mary Louise Miller Trust together with the Dane A. Miller Trust, (the “Miller Trusts”) is Mary Louise Miller. The business address of the Miller Trusts is 700 Park Avenue, Suite G, Winona Lake, IN 46590.
(15)	Inclusive of 8,908,493 shares issuable upon exercise of vested options and options held by all executive officers and directors as a group that will vest within 60 days of this filing. Also, includes shares owned by The Blackstone Funds, The Goldman Sachs Group, Inc., KKR Biomet LLC and TPG Funds, that may be deemed to be beneficially owned by certain of our directors. See footnotes (1), (2), (3) and (4) above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have a Code of Business Conduct and Ethics, or Code of Conduct, which applies to all our employees and is applicable to all of our directors, officers and team members. Pursuant to our Code of Business Conduct and Ethics, all employees and directors (including our named executives) are required to avoid any personal or business influences or relationships that affect their ability to act in our best interests. If any matter exists that might be or creates the appearance of being a conflict of interest, the matter is required to be referred to our Compliance Department for interpretation and resolution. The Compliance Department reviews all such matters under the standard set forth in our Code of Business Conduct and Ethics as described above and does not approve any related party transaction unless it is in, or not inconsistent with, our best interests and, where applicable, the terms of such transaction are at least as favorable to us as could be obtained from an unrelated third party. As part of the resolution of such matters, the Compliance Department may determine that (i) no actual conflict exists, (ii) a conflict does exist which cannot be remediated, resulting in the cessation of the proposed transaction or arrangement, or (iii) a potential conflict does exist but the risk of the potential conflict can be remediated practically by imposing certain limitations on the affected employees or business transaction to ensure that the conflict does not materialize. Additionally, the LLC Agreement requires that affiliated party transactions (other than ordinary course transactions with a portfolio company of one of our Principal Stockholders or an agreement to which all of the principal stockholders are party on a pro rata basis) involving our Principal Stockholders to be approved by a super-majority of Principal Stockholders not involved in the affiliated party transaction.

Other than as described under this heading, we have not adopted any formal policies or procedures for the review, approval or ratification of related-party transactions that may be required to be reported under the SEC’s disclosure rules. Such transactions, if and when they are proposed or have occurred, have traditionally been (and will continue to be) reviewed by our Board of Directors, the Audit Committee or the Compensation Committee (other than the directors or committee members involved, if any) on a case-by-case basis, depending on whether the nature of the transaction would otherwise be under the purview of the Audit Committee, Compensation Committee or the Board of Directors.

Management Services Agreement

Upon completion of the 2007 Acquisition, Biomet entered into a management services agreement with the following affiliates of our Principal Stockholders: Blackstone Management Partners V L.L.C., Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co. L.P. and TPG Capital, L.P. (the “Managers”). Pursuant to that agreement, the Managers or their successors, assigns, affiliates, officers, employees, and/or representatives and third parties, provide management, advisory, and consulting services to us. Under that agreement, the Managers received a transaction fee equal to 1% of total enterprise value of the 2007 Acquisition for the services rendered by such entities related to the 2007 Acquisition upon entering into the agreement, and a quarterly monitoring fee equal to 1% of our quarterly Adjusted EBITDA (as defined in the Amended and Restated Credit Agreement) as compensation for the services rendered and reimbursement for out-of-pocket expenses incurred by them in connection with the agreement and the 2007 Acquisition. We are required to pay the Managers an annual monitoring fee on a quarterly basis in arrears. The total amount of the monitoring fees payable under the management services agreement was $11.0 million, $10.3 million and $10.1 million for the years ended May 31, 2013, 2012 and 2011, respectively, in each case split equally among the Managers. We are also required by the management services agreement to pay the Managers certain subsequent fees for advice rendered in connection with financings or refinancings (equity or debt), acquisitions, dispositions, spin-offs, split-offs, dividends, recapitalizations, an initial underwritten public offering and change of control transactions involving us. Accordingly, upon completion of this offering, we expect to pay a one-time fee to the Managers in the amount of $88.0 million, which we expect to fund through cash at hand. The management services agreement will terminate in connection with the completion of this offering. The management services agreement includes customary exculpation and indemnification provisions in favor of the Managers.

Amended and Restated Limited Liability Company Operating Agreement of LVB Holding

On September 27, 2007, certain investment funds associated with or designated by our Principal Stockholders, or the Principal Stockholder Funds, entered into the LLC Agreement. The LLC Agreement contains agreements among the parties with respect to the election of our directors and the directors of its parent companies, restrictions on the issuance or transfer of interests in LVB Acquisition, Inc. and other corporate governance provisions (including the right to approve various corporate actions).

Pursuant to the LLC Agreement, each of the Principal Stockholders has the right to nominate, and has nominated, two directors to our Board and also is entitled to appoint one non-voting observer to our Board for so long as such Principal Stockholder remains a member of LVB Holding. In addition to their right to appoint non-voting observers to the Boards, certain of the Principal Stockholder Funds have certain other management rights to the extent that any such Principal Stockholder Fund is required to operate as a “venture capital operating company” as defined in the regulations issued by the U.S. Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations, or any successor regulations. Each Principal Stockholder’s right to nominate directors is freely assignable to funds affiliated with such Principal Stockholder, and is assignable to non-affiliates of such Principal Stockholder only if the assigning Principal Stockholder transfers its entire interest in LVB Holding not previously transferred and only with the prior written consent of the Principal Stockholders holding at least 70% of the membership interests in LVB Holding, or “requisite Principal Stockholder consent.” In addition to their rights under the LLC Agreement, the Principal Stockholders may also appoint one or more persons unaffiliated with any of the Principal Stockholders to our Board. The Principal Stockholders have nominated Dr. Miller and Jeffrey R. Binder to be elected to our Board in addition to the two directors to be elected to serve on our Board as nominated by each of the Principal Stockholders.

Pursuant to the LLC Agreement, each director has one vote for purposes of any Board of Directors action, and all decisions of the Board of Directors require the approval of a majority of the directors designated by the Principal Stockholders. In addition, the LLC Agreement provides that certain major decisions regarding us or LVB Holding require the requisite Principal Stockholders consent.

The LLC Agreement includes certain customary agreements with respect to restrictions on the issuance or transfer of interests in Biomet and us, including rights of first offer, preemptive rights, tag-along rights and drag-along rights.

Certain investors who have agreed to co-invest with the Principal Stockholder Funds, or the Co-Investors, have also been admitted as members of LVB Holding, both directly and through Principal Stockholder-controlled investment vehicles. Although the Co-Investors are therefore parties to the LLC Agreement, they have no rights with respect to the election of Biomet’s or LVB Acquisition, Inc.’s directors or the approval of our corporate actions.

Our Principal Stockholders have also caused LVB Holding and LVB Acquisition, Inc. to enter into an agreement with Biomet obligating Biomet and LVB Acquisition, Inc. to take all actions necessary to give effect to the corporate governance, preemptive rights, transfer restriction and certain other provisions of the LLC Agreement, and prohibiting the us from taking any actions that would be inconsistent with such provisions of the LLC Agreement. Pursuant to the LLC Agreement, in connection with the completion of this offering, LVB Holding will distribute shares of our common stock pro rata in accordance with the number of membership units held by each member and we expect, that LVB Holding will then be dissolved.

Stockholders’ Agreement

The Stockholders’ Agreement that we will enter into with the Principal Stockholders will provide that, for so long as the Stockholders’ Agreement remains in effect, we and the Principal Stockholders are required to take actions reasonably necessary, subject to applicable regulatory and              listing requirements (including director

independence requirements), to cause the membership of our board of directors and any committees of our board of directors to be consistent with the terms of the agreement.

Registration Rights Agreement

Our Principal Stockholders and the Co-Investors also entered into a registration rights agreement with LVB Holding, LVB and Biomet upon the closing of the 2007 Acquisition. Pursuant to this agreement, affiliates of our Principal Stockholders have the power to cause LVB Holding and us to register their, the Co-Investors’ and certain other persons’ equity interests under the Securities Act and to maintain a shelf registration statement effective with respect to such interests. The agreement also entitles our Principal Stockholders and the Co-Investors to participate in certain future registrations of equity interests under the Securities Act that LVB Holding, LVB or Biomet may undertake. Certain trusts associated with Dr. Dane A. Miller, Ph.D., one of our directors, are also parties to the registration rights agreement and benefit from its provisions.

Management Stockholders’ Agreements

On September 13, 2007 and November 6, 2007, LVB Holding, LVB and the Principal Stockholders entered into stockholders agreements with certain of our senior executives and other management stockholders. Pursuant to the terms of the LVB Acquisition, Inc. Management Equity Incentive Plan, LVB Acquisition, Inc. Restricted Stock Unit Plan and LVB Acquisition, Inc. 2012 Restricted Stock Unit Plan, participants who exercise their vested options or settle their vested RSUs are required to become parties to the agreement dated November 6, 2007. The stockholder agreements contain agreements among the parties with respect to restrictions on the transfer and issuance of shares, including preemptive, drag-along, tag-along, and call/put rights.

Agreements with Dr. Dane A. Miller, Ph.D.

On January 14, 2010, Biomet entered into a consulting agreement with Dr. Dane A. Miller, Ph.D., pursuant to which it will pay Dr. Miller a consulting fee of $0.25 million per fiscal year for Dr. Miller’s consulting services and will reimburse Dr. Miller for out-of-pocket fees and expenses relating to an off-site office and administrative support in an amount of $0.1 million per year. The term of the agreement extends through the earlier of September 1, 2011, an initial public offering or a change of control. The agreement also contains certain restrictive covenants prohibiting Dr. Miller from competing with us and soliciting our employees of the Company of the agreement and for a period of one year following such term. On September 6, 2011, we entered into an amendment to the consulting agreement with Dr. Miller, pursuant to which it agreed to increase the expenses relating to an off-site office and administrative support from $0.1 million per year to $0.15 million per year and extend the term of the agreement through the earlier of September 1, 2013, an initial public offering or a change of control. On August 19, 2013, we entered into an amendment to the consulting agreement with Dr. Miller, pursuant to which it agreed to extend the term of the agreement through the earlier of September 1, 2014, an initial public offering or a change of control. Dr. Miller received payments under the consulting agreement of $0.4 million, $0.4 million and $0.3 million for the years ended May 31, 2013, 2012 and 2011, respectively.

In addition, on April 25, 2008, LVB Holding, LVB and two trusts associated with Dr. Miller, the Dane Miller Trust and the Mary Louise Miller Trust, entered into a stockholders agreement. The stockholder agreement contains agreements among the parties with respect to restriction on transfer of shares, including rights of first offer, drag-along and tag-along rights.

Indemnification Priority Agreement

On January 11, 2010, Biomet and LVB entered into an indemnification priority agreement with our Principal Stockholders (or certain affiliates designated by our Principal Stockholders) pursuant to which Biomet and LVB clarified certain matters regarding the existing indemnification and advancement of expenses rights provided by Biomet and LVB pursuant to their respective charters and the management services agreement described above.

In particular, pursuant to the terms of the indemnification agreement, Biomet acknowledged that as among Biomet, LVB and our Principal Stockholders and their respective affiliates, the obligation to indemnify or advance expenses to any director appointed by any of our Principal Stockholders will be payable in the following priority: Biomet will be the primary source of indemnification and advancement; LVB will be the secondary source of indemnification and advancement; and any obligation of a Principal Stockholder-affiliated indemnitor to indemnify or advance expenses to such director will be tertiary to Biomet Inc.’s and, then, LVB obligations. In the event that either Biomet or LVB fails to indemnify or advance expenses to any such director in contravention of its obligations, and any Principal Stockholder-affiliated indemnitor makes any indemnification payment or advancement of expenses to such director on account of such unpaid liability, such Principal Stockholder-affiliated indemnitor will be subrogated to the rights of such director under any such Biomet or LVB indemnification agreement.

Equity Healthcare

Effective January 1, 2009, Biomet entered into an employer health program agreement with Equity Healthcare LLC, or Equity Healthcare. Equity Healthcare negotiates with providers of standard administrative services for health benefit plans as well as other related services for cost discounts and quality of service monitoring capability by Equity Healthcare. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms for providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis.

In consideration for Equity Healthcare’s provision of access to these favorable arrangements and its monitoring of the contracted third parties’ delivery of contracted services to us, we pay Equity Healthcare a fee of $2 per participating employee per month, or PEPM Fee. As of May 31, 2013, we had approximately 3,200 employees enrolled in its health benefit plans in the United States.

Equity Healthcare may also receive a fee, Health Plan Fees, from one or more of the health plans with whom Equity Healthcare has contractual arrangements if the total number of employees joining such health plans from participating companies exceeds specified thresholds. If and when Equity Healthcare reaches the point at which the aggregate of its receipts from the PEPM Fee and the Health Plan Fees have covered all of its allocated costs, it will apply the incremental revenues derived from all such fees to (a) reduce the PEPM Fee otherwise payable by us; (b) avoid or reduce an increase in the PEPM Fee that might otherwise have occurred on contract renewal; or (c) arrange for additional services to us at no cost or reduced cost.

Equity Healthcare is an affiliate of Blackstone, with whom Timur Akazhanov and Chinh Chu, members of the Board of Directors, are affiliated and in which they may have an indirect pecuniary interest.

There were payments of $0.1 million made during each of the years ended May 31, 2013, 2012 and 2011.

Core Trust Purchasing Group Participation Agreement

Effective May 1, 2007, Biomet entered into a 5-year participation agreement, or Participation Agreement, with Core Trust Purchasing Group, a division of HealthTrust Purchasing Corporation, or CPG, designating CPG as our exclusive “group purchasing organization” for the purchase of certain products and services from third party vendors. Effective June 1, 2012, Biomet entered into an amendment to extend the term of the Participation Agreement with CPG. CPG secures from vendors pricing terms for goods and services that are believed to be more favorable than participants in the group purchasing organization could obtain for themselves on an individual basis. Under the participation agreement, we must purchase 80% of the requirements of its participating locations for core categories of specified products and services, from vendors participating in the group purchasing arrangement with CPG or CPG may terminate the contract. In connection with purchases by its participants (including us), CPG receives a commission from the vendors in respect of such purchases. The total amount of fees paid to CPG was $0.8 million, $0.5 million and $0.2 million for the years ended May 31, 2013, 2012 and 2011, respectively.

Although CPG is not affiliated with Blackstone, in consideration for Blackstone’s facilitating Biomet’s participation in CPG and monitoring the services CPG provides to us, CPG remits a portion of the commissions received from vendors in respect of our purchases under the Participation Agreement to an affiliate of Blackstone, with whom Timur Akazhanov and Chinh Chu, members of the Board of Directors, are affiliated and in which they may have an indirect pecuniary interest.

Refinancing Activities

Goldman Sachs served as a dealer manager and arranger for the refinancing activities and received fees of $1.3 million during the year ended May 31, 2013 for its services. Goldman Sachs also received an underwriting discount of $2.3 million during the first quarter of fiscal year 2013 as one of the initial purchasers of the $1.0 billion aggregate principal amount note offering of 6.500% senior notes due 2020, an underwriting discount of $2.6 million during the second quarter of fiscal year 2013 as of one the initial purchasers of the $825.0 million aggregate principal amount note add-on offering to the 6.500% senior notes due 2020 and an underwriting discount of $2.5 million during the second quarter of fiscal year 2013 as one of the initial purchasers of the $800.0 million aggregate principal amount note offering of the 6.500% senior subordinated notes due 2020.

Other

Biomet currently holds interest rate swaps with Goldman Sachs. As part of this relationship, we receive information from Goldman Sachs that allows it to perform effectiveness testing on a monthly basis.

Biomet may from time to time, depending upon market conditions, seek to purchase debt securities issued by Biomet or its subsidiaries in open market or privately negotiated transactions or by other means. Biomet understands that its indirect controlling stockholders may from time to time also seek to purchase debt securities issued by Biomet or its subsidiaries in open market or privately negotiated transactions or by other means.

We engaged Capstone Consulting LLC, a consulting company that works exclusively with KKR and its portfolio companies, to provide analysis for certain restructuring initiatives. We or our affiliates paid Capstone $2.2 million, $1.9 million and $0.7 million during the years ended May 31, 2013, 2012 and 2011, respectively.

Capital Contributions and Share Repurchases

At the direction of LVB, Biomet funded the repurchase of common shares of its parent company of $0.1 million, $1.3 million and $3.7 million for the years ended May 31, 2013, 2012 and 2011, respectively, from former employees pursuant to the LVB Acquisition, Inc. Management Stockholders’ Agreement. There were no additional contributions for the years ended May 31, 2013, 2012 and 2011.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws as they are in effect upon completion of this offering. This description may not contain all of the information that is important to you. To understand these documents fully, you should read our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law.

Authorized Capitalization

Our capital structure will consist of 1,500,000,000 authorized shares of common stock, par value $0.01 per share, and authorized shares of preferred stock, par value $0.01 per share. Upon completion of this offering, there will be 150,000,000 outstanding shares of common stock, assuming no exercise of the underwriters’ overallotment option, and no outstanding shares of preferred stock.

Common Stock

There is no established public trading market for our common stock. As of             , 2014, there were approximately             holders of record of our common stock.

Voting Rights. Each holder of the common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock will be entitled to receive, on a pro rata basis, those dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock will be entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future.

Rights and Preferences. The rights, preferences and privileges of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preemptive Rights. Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking funds provisions applicable to our common stock.

Assessment. All outstanding shares of our common stock are, and the shares of our common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

No shares of our preferred stock are currently outstanding. Under our Amended and Restated Certificate of Incorporation, our board of directors, without further action by our shareholders, will be authorized to issue shares of preferred stock in one or more classes or series. The board will be empowered to fix or alter the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company. We currently have no plans to issue any shares of preferred stock.

Equity Awards

As of the completion of this offering, there will be              shares of common stock reserved for future issuance under the 2014 Omnibus Equity Incentive Compensation Plan. There will also be             shares of common stock reserved for future issuance under the 2007 Management Equity Incentive Plan and             shares of common stock reserved for issuance under the 2012 Restricted Stock Unit Plan.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor.

Classified Board. Our Board of Directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will, subject to the Stockholders’ Agreement, be fixed exclusively pursuant to a resolution adopted by our Board of Directors provided that, our Board of Directors will consist of not fewer than 5 directors, nor more than 16 directors.

Authorized but Unissued or Undesignated Capital Stock. Our authorized capital stock will consist of 1.5 billion shares of common stock and 150 million shares of preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our Board of Directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of us. This possibility may encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. The authorized but unissued stock may be issued by our Board of Directors in one or more transactions. In this regard, our Amended and Restated Certificate of Incorporation will grant our Board of Directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to our Board of Directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change of control. The preferred stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill.” Our Board of Directors will be able to implement a shareholder rights plan without further action by our stockholders.

Action by Written Consent. Our Amended and Restated Certificate of Incorporation will provide that stockholder action can be taken only at an annual meeting or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once our Principal Stockholders, together with their affiliates, other than LVB, and their respective successors and assigns (the members of our “Principal Stockholders Group”) cease to beneficially own, collectively, more than 40% of the outstanding shares of our common stock.

Special Meetings of Stockholders. Our Bylaws will provide that special meetings of our stockholders may be called only by our board of directors; provided, however, at any time when the members of our Principal Stockholders Group beneficially own, collectively, at least 40% of the voting power of the outstanding shares of our common stock, special meetings of our stockholders may also be called by the board of directors at the request of our Principal Stockholders. Our Bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Advance Notice Procedures. Our Bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not earlier than the opening of business 120 days prior, and not later than the close of business 90 days before, the first anniversary date of the immediately preceding annual meeting of stockholders. Our Bylaws will also specify requirements as to the form and content of a stockholder’s notice. Under our Bylaws, the board of directors may adopt such rules and regulations for the conduct of meetings as it may deem proper. These advance notice provisions will not apply to the Principal Stockholders so long as the Stockholders’ Agreement remains in effect. Except to the extent inconsistent with such rules and regulations adopted by the board of directors, the chairman of the meeting of stockholders shall have the right to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

Super Majority Approval Requirements. Our Amended and Restated Certificate of Incorporation will provide that our Board of Directors is expressly authorized to adopt, make, alter, amend or repeal our Bylaws without a stockholder vote in any matter not inconsistent with the laws of the state of Delaware. For as long as the members of our Principal Stockholders Group beneficially own, collectively, at least 40% of the outstanding shares of our common stock, any adoption, alteration, amendment or repeal of our Bylaws by our stockholders requires the affirmative vote of the holders of a majority of the voting power of our outstanding common stock. At any time when the members of our Principal Stockholders beneficially own, collectively, less than 40% of the outstanding shares of our common stock, any adoption, alteration, amendment, or repeal of our Bylaws by our stockholders requires the affirmative vote of holders of at least 75% of the voting power of our outstanding common stock.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares then entitled to vote is required to amend a corporation’s certificate of Incorporation, unless the certificate of incorporation requires a greater percentage. Our Amended and Restated Certificate of Incorporation will provide that at any time when the members of our Principal Stockholders Group beneficially own, collectively, less than 40% of the outstanding shares of our common stock, certain specified provisions in our Amended and Restated Certificate of Incorporation, including those relating to actions by written consent of stockholders, calling of special meetings by stockholders, a classified board, the requirements for the number and removal of directors and amendment of our Amended and Restated Certificate of Incorporation and Bylaws, may be amended only by a vote of at least 75% of the voting power of our outstanding common stock.

The combination of the classification of our Board of Directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or of us, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts.

Removal of Directors. Until the point in time at which the members of our Principal Stockholders Group no longer beneficially own shares representing, collectively, at least 40% of the outstanding shares of our common stock, any director may be removed from office at any time, with or without cause, by holders of a majority of the voting power of our outstanding common stock. Our Amended and Restated Certificate of Incorporation will provide that, after the point in time at which the members of our Principal Stockholders Group no longer beneficially own shares representing, collectively, at least 40% of the outstanding shares of our common stock, our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding common stock. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Business Combinations with Interested Stockholders. We have opted out of the provisions of Section 203 of the DGCL, which regulates corporate takeovers; however, our Amended and Restated Certificate of Incorporation will provide that we may not engage in certain “business combinations” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the business combination or the transaction that resulted in the stockholder becoming an interested stockholder was approved by our Board of Directors;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding shares entitled to vote generally in the election of directors at the time the transaction commenced; or

•	on or after such time, the business combination is approved by our Board of Directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote generally in the election of directors that are not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding shares entitled to vote generally in the election of directors or any entity or person affiliated with or controlling or controlled by any of these entities or persons and who beneficially owned 15% or more of our outstanding shares entitled to vote generally in the election of directors at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder or an entity or person affiliated with or controlling or controlled by any of these entities or persons.

Our Amended and Restated Certificate of Incorporation provides that the members of our Principal Stockholders Group, and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Corporate Opportunities

Our Amended and Restated Certificate of Incorporation will provide that we renounce any interest or expectancy in the business opportunities of our non-employee directors and members of our Principal Stockholders Group. In addition, our Amended and Restated Certificate of Incorporation will provide that our non-employee directors and members of our Principal Stockholders Group have no obligation to offer us an opportunity to participate in business opportunities presented to such director or member of our Principal Stockholders Group or its respective affiliates even if the opportunity is one that we might reasonably have pursued (and, therefore, such director or member of our Principal Stockholders Group may be free to compete with us in the same business or similar businesses) and that, to the fullest extent permitted by law, none of our non-employee directors, members of our Principal Stockholders Group or their respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities described immediately above. Stockholders will be deemed to have notice of and consented to this provision of our Amended and Restated Certificate of Incorporation.

Choice of Forum

Our Bylaws provide that unless we consent to the selection of an alternative forum the Delaware Court of Chancery (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, any state or federal court located in the State of Delaware that has jurisdiction) will be the sole and exclusive jurisdiction the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation or Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Limitation of Liability and Indemnification of Officers and Directors

Our Amended and Restated Certificate of Incorporation will provide that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Our Amended and Restated Bylaws provide that we will indemnify, to the fullest extent permitted by the DGCL, any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or serves or served as a director or officer of any other enterprise at our request.

Transfer Agent and Registrar

The company expects to enter into an agreement with             to act as transfer agent and registrar for our common stock.

Registration Rights

For a description of registration rights with respect to our common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights and Shareholders’ Agreement.”

Exchange

We intend to apply to have our common stock listed on the             under the symbol “BMET”.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The description of indebtedness in this section relates to the terms of the senior secured cash flow facilities, the senior secured asset-based revolving credit facility and our Senior Notes and Senior Subordinated Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities and Notes” for additional information.

Senior Secured Credit Facilities

Overview

On September 25, 2007, Biomet entered into a credit agreement (the “2007 Cash Flow Credit Agreement”) and related security and other agreements providing for

•	a $2,340.0 million U.S. dollar-denominated term loan facility and a €875.0 million (approximately $1,207.4 million at September 25, 2007) euro-denominated term loan facility (collectively, the “Initial Term Facility”) and

•	$400.0 million cash flow revolving credit facilities (the “Initial Revolving Facilities”) with Bank of America, N.A. as administrative agent and collateral agent. We refer to our term loan facilities and our cash flow revolving credit facilities collectively as the “senior secured credit facilities.” The Initial Revolving Facilities include a $100.0 million sub-facility for letters of credit and a $100.0 million sub-capacity for borrowings on same-day notice, referred to as swingline loans.

On August 2, 2012, we entered into an amendment and restatement agreement that amended our existing senior secured credit facilities, or the Amended and Restated Credit Agreement. The amendment:

•	extended the maturity of approximately $1,007.2 million of our U.S. dollar-denominated term loans and approximately €631.3 million of our euro-denominated term loans under the credit facility to July 25, 2017,

•	refinanced and replaced the previous alternative currency revolving credit commitments under the credit facility with a new class of alternative currency revolving credit commitments in an aggregate amount of $165.0 million; and

•	refinanced and replaced the previous U.S. dollar revolving credit commitments under the credit facility with a new class of U.S. dollar-denominated revolving credit commitments in an aggregate amount of $165.0 million.

The new revolving credit commitments will mature on April 25, 2017, except that, if as of December 23, 2014, there is an outstanding aggregate principal amount of non-extended U.S. dollar and euro term loans in excess of $200.0 million, then such revolving credit commitments will mature on December 24, 2014.

A joinder agreement dated October 4, 2012 was entered into pursuant to our senior secured credit facility, as amended by the amendment and restatement agreement dated August 2, 2012. By entering into the joinder agreement, the joining lenders party thereto have agreed to extend the maturity of approximately $392.7 million of Biomet’s U.S. dollar-denominated term loans and approximately €32.9 million of Biomet’s euro-denominated term loans, to July 25, 2017. The term loans extended pursuant to the joinder agreement are on terms identical to the terms loans that were extended pursuant to the amendment and restatement agreement entered into on August 2, 2012. The remaining term loans of the lenders under the senior secured credit facilities who did not elect to extend such loans either pursuant to the amendment and restatement agreement entered into on August 2, 2012, or the subsequent joinder agreement will continue to mature on March 25, 2015.

In addition, on December 27, 2012, we completed a $730.0 million add-on to our extended U.S. dollar-denominated term loan. The proceeds from the add-on were used to refinance the non-extended U.S. dollar-denominated term B loan, which was net of fees associated with the add-on closing. The terms of the add-on are consistent with the terms in the amended and restated agreement entered into on August 2, 2012.

On September 10, 2013, Biomet retired €167.3 million ($221.4 million) principal amount of its euro-denominated term loan using cash on hand. On September 25, 2013, Biomet completed an $870.5 million U.S. dollar-denominated term loan offering, the proceeds of which were used to retire the remaining euro-denominated term loan principal balance of €657.7 million ($870.2 million). Concurrently with the new $870.5 million U.S. dollar-denominated term loan offering, Biomet also completed a repricing of its existing $2,111.4 million extended U.S. dollar-denominated term loan to LIBOR + 3.50%. The terms of the new term loan are consistent with the existing extended U.S. dollar-denominated term loan.

As of February 28, 2014, we had approximately $3,070.6 million outstanding under the term facilities of which approximately $103.5 million matures on the original maturity date of March 25, 2015 and approximately $2,967.1 million matures on the extended maturity date of July 25, 2017. As of February 28, 2014 we had no balance under the revolving facilities.

Interest Rate and Fees

Borrowings under our senior secured credit facilities bear interest at a rate per annum equal to an applicable margin plus, at our option, either

•	a base rate determined by reference to the higher of the prime rate of Bank of America, N.A., the federal funds effective rate plus 1/2 of 1.00% or a BBA LIBOR rate plus 1.00% or

•	a LIBOR or Eurocurrency rate determined by reference to the cost of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs;

provided, that the applicable margins for revolving loans will be subject to (a) a 25 basis point reduction for any quarter if the Senior Secured Leverage Ratio is less than or equal to 2.5 to 1.0 and (b) an additional 25 basis point reduction for any quarter if the Senior Secured Leverage Ratio is less than 2.0 to 1.0.

For the extended term loans, the applicable margin is 2.50% with respect to base rate borrowings, 3.50% with respect to Dollar-denominated LIBOR borrowings and 4.00% with respect to Euro-denominated LIBOR borrowings. For revolving loans, the applicable margin is initially up to 2.50% with respect to base rate borrowings and initially up to 3.50% for LIBOR borrowings. Our euro-denominated term loan facility can only be LIBOR-based borrowings.

We have entered into a series of interest rate swap agreements that at February 28, 2014 had an aggregate notional amount of $1,355.0 million to fix the interest rates on a portion of the borrowings under the U.S. dollar-denominated term loan facility.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

In addition to paying interest on outstanding capital under our cash flow revolving credit facilities, we are required to pay a commitment fee to the lender under the cash flow revolving credit facilities in respect of the unutilized commitments thereunder at an initial rate equal to 0.50% per annum, subject to reduction to 0.375% per annum if the senior secured leverage ratio is less than 2.0 to 1.0. We also pay customary letter of credit and agency fees.

Mandatory Repayments

The credit agreement governing our senior secured credit facilities requires us to prepay outstanding term loans, subject to certain exceptions: (1) after each first full fiscal year after the closing date, 50% (which percentage may be reduced to 25% if our senior secured leverage ratio is less than 4.0 to 1.0 and may be further reduced to 0% if our senior secured leverage ratio is less than 3.5 to 1.0) of our annual excess cash flow (as defined in our amended and restated cash flow credit agreement); (2) if our Senior Secured Leverage Ratio is greater than 4.0 to 1.0, 100% (which percentage may be reduced to 50% if our senior secured leverage ratio is less than 4.0 to 1.0 and may be further reduced to 0% if our senior secured leverage ratio is less than 3.0 to 1.0) of the net cash proceeds of certain non-ordinary course asset sales and casualty and condemnation events, if we do not reinvest those proceeds in assets to be used in our business or to make certain other permitted investments; and (3) 100% of the net cash proceeds of debt issuances. No prepayments on the above mentioned debt were required under the credit agreement in the fiscal year ended May 31, 2013.

Voluntary Prepayments

We may voluntarily prepay outstanding loans under our senior secured credit facilities at any time with customary “breakage” costs with respect to LIBOR or Eurocurrency loans. Voluntary prepayments made in the first year after the effectiveness of the amended and restated cash flow credit agreement may be subject to a repricing premium of 1.0% of the loans to be repaid.

Mandatory Payments and Final Maturity

Our term loan facilities require payments each year in an amount equal to (x) 0.25% of the product of (i) the aggregate principal amount of all euro-denominated term loans and dollar-denominated term loans outstanding under the original credit agreement on the closing date multiplied by (ii) a fraction, the numerator of which is the aggregate principal amount of euro-denominated term B loans and dollar-denominated term B loans outstanding on August 2, 2012 (after giving effect to certain conversions to occur on or after August 2, 2012 pursuant to the Amended and Restated Credit Agreement) and the denominator of which is the aggregate principal amount of all outstanding term loans on August 2, 2012 and (y) 0.25% of the aggregate principal amount of all outstanding euro-denominated term B-1 loans and dollar-denominated term B-1, in each case in equal calendar quarterly installments until maturity of the loan and after giving effect to the application of any prepayments. The principal amount outstanding under our cash flow revolving credit facilities will be due and payable in full at maturity. The extended term loans under the term loan facility will mature on July 25, 2017. The new revolving credit commitments will mature on April 25, 2017; provided, however, that if as of December 23, 2014, there is an outstanding aggregate principal amount of non-extended Dollar and Euro term loans under the Initial Term Facility in excess of $200.0 million, then such revolving credit commitments will mature on December 24, 2014. The remaining term loans under the Initial Term Facility of the lenders who did not elect to extend such loans will continue to mature on March 25, 2015.

Extensions, Refinancings and Incremental Credit Extensions

We may, under the terms of the credit agreement governing our senior secured facilities and without further approval from a majority of lenders, (a) extend the revolving commitments and term loans in one or more series of tranches, (b) refinance the revolving facilities and term loans with one or more new facilities with secured or unsecured notes or loans, and (c) issue incremental credit in the form of incremental term loans, revolving commitment increases or additional secured or unsecured notes or loans, so long as at the time of such extension or refinancing, as applicable, and the effectiveness of any incremental commitment or facility, we maintain a senior secured leverage ratio of 4.5 to 1.0.

Guarantees and Security

All obligations under our senior secured credit facilities are unconditionally guaranteed by LVB Acquisition, Inc., and, subject to certain exceptions, each of Biomet’s existing and future direct and indirect wholly-owned domestic subsidiaries. All obligations under our senior secured credit facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of our assets and the assets of LVB Acquisition, Inc. and the subsidiary guarantors, including:

•	a first-priority pledge of 100% of Biomet’s capital stock and certain of the capital stock held by us or any subsidiary guarantor (which pledge, in the case of any foreign subsidiary shall be limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary), in each case excluding any interests in joint ventures to the extent such a pledge would violate the governing documents thereof;

•	a first-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of us, Biomet and each subsidiary guarantor, but excluding the collateral described in the following bullet point; and

•	a second-priority security interest in personal property of consisting of all accounts receivable (except assets subject to any permitted receivables facility), inventory, cash, deposit accounts and certain related intangible assets and proceeds of the foregoing.

Certain Covenants and Events of Default

Our senior secured credit facilities contain a number of covenants that, among other things are subject to certain exceptions, will restrict our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or indebtedness;

•	make investments, loans, advances and acquisitions;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries;

•	engage in transactions with our affiliates;

•	sell assets, including capital stock of our subsidiaries;

•	consolidate or merge;

•	create liens; and

•	enter into sale and lease-back transactions.

In addition, the credit agreement governing our senior secured credit facilities does not require us to comply with any financial ratio maintenance covenants. As of February 28, 2014, we were in compliance with our covenants and intend to maintain compliance.

The credit agreement governing our senior secured credit facilities also contains certain customary affirmative covenants and events of default.

Senior Secured Asset-Based Revolving Credit Facility

Overview

On November 14, 2012, Biomet replaced and refinanced its asset-based revolving credit facility with a new asset-based revolving credit facility that has a U.S. tranche of up to $400.0 million and a European borrower tranche denominated in euros of up to the euro-equivalent of $100.0 million. The European borrower tranche is secured by certain foreign assets of European subsidiary borrowers and the U.S. borrowers under the U.S. tranche guarantee the obligations of any such European subsidiary borrowers (and such guarantees are secured by the current assets collateral that secures the direct obligations of such U.S. borrowers under such U.S. tranche). Our asset-based revolving credit facility matures on July 25, 2017.

On February 28, 2014, $100.0 million was outstanding under our asset-based revolving credit facility. As of February 28, 2014, the borrowing base under our asset-based revolving credit facility was $348.1 million, which is net of borrowing base limitations relating to the asset-based revolving credit facility.

Interest Rate and Fees

Borrowings under the asset-based credit agreement bear interest at a rate per annum dependent upon the average availability of the applicable subfacility as set forth in the following pricing grid:

Average Availability	Adjusted Eurocurrency Rate for Loans and Letter of Credit Fees	Base Rate
>66 2⁄3%	1.75%	0.75%
<66 2⁄3% but ≥ 33 1⁄3%	2.00%	1.00%
<33 1⁄3%	2.25%	1.25%

In addition, we are required to pay a commitment fee of (i) 0.25% per annum if the amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the senior secured asset-based revolving credit facility exceed 50% of the commitment amount, and (ii) if otherwise, 0.375% per annum, on the average daily unused portion of the senior secured asset-based revolving credit facility, payable quarterly in arrears. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities and Notes” for additional information.

Mandatory Repayments

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under our asset-based revolving credit facility exceeds the commitment amount , we will be required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. All obligations under our asset-based revolving credit facility are unconditionally guaranteed by LVB Acquisition, Inc.

Voluntary Repayments

We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR or Eurocurrency loans.

Mandatory Payments and Final Maturity

There are no scheduled mandatory payments under our senior secured asset-based revolving credit facility. The senior secured asset-based revolving credit facility will mature on July 25, 2017; provided, however, that if as of December 23, 2014, there is an outstanding aggregate principal amount of non-extended U.S. dollar and euro term loans in excess of $200 million under our cash flow credit agreement, then the loans under the senior secured asset backed revolving credit facility will mature on December 24, 2014.

Guarantee and Security

The European borrower tranche is secured by certain foreign assets of European subsidiary borrowers and the U.S. borrowers under the U.S. tranche guarantee the obligations of any such European subsidiary borrowers (and such guarantees are secured by the current assets collateral that secures the direct obligations of such U.S. borrowers under such U.S. tranche). All obligations under our asset-backed revolving credit facility are unconditionally guaranteed by LVB Acquisition, Inc.

Certain Covenants and Events of Default

Our asset-based revolving credit facility contains a number of covenants that restrict our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or indebtedness;

•	make investments, loans, advances and acquisitions;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries;

•	engage in transactions with our affiliates;

•	sell assets, including capital stock of our subsidiaries;

•	consolidate or merge;

•	create liens; and

•	enter into sale and lease-back transactions.

The terms of our senior secured credit facilities also restrict LVB Acquisition, Inc. from conducting any business or operations other than, among others, (i) owning Biomet, (ii) maintaining its legal existence, (iii) performing its obligations with respect to the senior secured credit facilities and the indentures governing the notes, (iv) publicly offering its common stock, (v) financing activities, including the issuance of securities, incurrence of debt, payment of dividends, making contributions to the capital of its subsidiaries and guaranteeing the obligations of its subsidiaries, or (vi) providing indemnification to its officers and directors.

In addition, although the agreements governing our senior secured credit facilities and the indentures governing the notes do not require us to comply with any financial ratio maintenance covenants, if the amount available to draw under the revolving credit facilities in our Amended and Restated Credit Agreement and asset-backed revolving credit facility is less than 10% of the sum of (1) aggregate commitments under our asset-based revolving credit facility plus (2) the revolving credit commitments under our cash flow credit facility at any time, the fixed charge coverage ratio as of the end of the most recently ended fiscal quarter must be greater than or equal to 1.00 to 1.00. In the event of a default under any of our senior secured credit facilities, the lenders could elect to declare all amounts outstanding under the agreements governing our senior secured credit facilities to be immediately due and payable. If the indebtedness under our senior secured credit facilities, or the notes were to be accelerated, our assets may not be sufficient to repay such indebtedness in full. In particular, noteholders will be paid only if we have assets remaining after we pay amounts due on our secured indebtedness, including our senior secured credit facilities.

The credit agreement governing our asset-based revolving credit facility also contains certain customary affirmative covenants and events of default. As of February 28, 2014, we were in compliance with our covenants and intend to maintain compliance.

Senior Notes

General

On August 8, 2012, Biomet issued $1,000.0 million aggregate principal amount of 6.500% senior notes due 2020 (the “Senior Notes”) under an indenture dated August 8, 2012 (as supplemented, the “Senior Indenture”). On October 2, 2012, Biomet issued a further $825.0 million aggregate principal amount of the Senior Notes. Interest on the Senior Notes is payable on August 1 and February 1. At February 28, 2014, Biomet had $1,825.0 million outstanding under the Senior Notes. The Senior Notes mature on August 1, 2020.

Each of Biomet’s existing wholly-owned domestic subsidiaries fully, unconditionally, jointly, and severally guarantee the Senior Notes on a senior unsecured basis, in each case to the extent such subsidiaries guarantee Biomet’s senior secured credit facilities. LVB Acquisition, Inc. is neither an issuer nor guarantor of the Senior Notes.

Ranking

The Senior Notes are general, unsecured, senior obligations of Biomet. The Senior Notes:

•	rank equally in right of payment with all existing and future senior indebtedness (including the senior secured credit facilities) of Biomet;

•	are effectively subordinated to all secured indebtedness of Biomet (including the senior credit facilities), to the extent of the value of the collateral securing such secured indebtedness;

•	are structurally subordinated to all existing and future indebtedness, claims of holders of preferred stock and other liabilities of subsidiaries of Biomet that do not guarantee the senior notes; and

•	are senior in right of payment to all existing and future subordinated indebtedness of Biomet.

Optional Redemption

Until August 1, 2015 Biomet may, at its option, redeem up to 35% of the aggregate principal amount of the Senior Notes at a redemption price equal to 106.500% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, subject to the right of holders of senior notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by it from certain equity offerings of Biomet and its direct and indirect parents, including this offering; provided that (a) at least 50.0% of the sum of the Senior Notes issued under the Senior Indenture remains outstanding immediately after the occurrence of each such redemption; and (b) each such redemption occurs within 180 days of the date of closing of each such equity offering.

In addition, at any time prior to August 1, 2015, Biomet may redeem all or a part of the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus the Applicable Premium, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any Senior Note on any redemption date, the greater of:

(1) 1.0% of the principal amount of such Senior Note; and

(2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such senior note at August 1, 2015 (such redemption price being set forth in the table appearing below), plus (ii) all required remaining scheduled interest payments due on such senior note through August 1, 2015 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (b) the principal amount of such Senior Note.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to August 1, 2015; provided that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year will be used.

On and after August 1, 2015, Biomet may redeem the Senior Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of the Senior Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to the redemption date, subject to the right of holders of the Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on August 1 of each of the years indicated below:

Year	Percentage
2015	104.875%
2016	103.250%
2017	101.625%
2018 and thereafter	100.000%

Change of Control Offer

Upon the occurrence of a change of control (as defined in the Senior Indenture), Biomet will be required to make an offer to purchase the Senior Notes at 101.0% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of the holders of the Senior Notes subject to the right of holders of the Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date.

Certain Covenants and Events of Default

The Senior Indenture contains certain covenants that, with certain exceptions and qualifications, limit the ability of Biomet and the restricted subsidiaries to, among other things:

•	pay dividends on capital stock or redeem, repurchase or retire capital stock of Biomet or its direct and indirect parents (including LVB Acquisition, Inc.) or subordinated indebtedness;

•	sell assets;

•	incur or guarantee additional indebtedness and issue certain types of preferred stock;

•	create liens on assets;

•	consolidate, merge or transfer substantially all of Biomet’s assets;

•	engage in transactions with affiliates; and

•	create restrictions on the ability of restricted subsidiaries to make payments to Biomet.

The Senior Indenture also provides for certain events of default which, if any of them were to occur, would permit or require the principal and accrued interest, if any, on the Senior Notes to be become or be declared due and payable (subject, in some cases, to specified grace periods).

As of February 28, 2014, we were in compliance with our covenants and intend to maintain compliance.

Senior Subordinated Notes

General

On October 2, 2012, Biomet issued $800.0 million aggregate principal amount of our 6.500% senior subordinated notes due 2020 (the “Senior Subordinated Notes”) under an indenture dated October 2, 2012 (as supplemented, the “Senior Subordinated Indenture”). Interest on the Senior Subordinated Notes is payable on April 1 and October 1. At February 28, 2014, Biomet had $800.0 million outstanding under the Senior Subordinated Notes. The Senior Subordinated Notes mature on October 1, 2020.

Each of Biomet’s existing wholly-owned domestic subsidiaries fully, unconditionally, jointly, and severally guarantee the Senior Subordinated Notes on a senior unsecured basis, in each case to the extent such subsidiaries guarantee Biomet’s senior secured credit facilities. LVB Acquisition, Inc. is neither an issuer nor guarantor of the Senior Subordinated Notes.

Ranking

The Senior Subordinated Notes are general, unsecured, senior subordinated obligations of Biomet. The Senior Subordinated Notes:

•	are subordinated in right of payment to all existing and future senior indebtedness (including the senior secured credit facilities) of Biomet;

•	are structurally subordinated to all existing and future indebtedness, claims of holders of preferred stock and other liabilities of subsidiaries of Biomet that do not guarantee the senior notes; and

•	are senior in right of payment to all existing and future subordinated indebtedness of Biomet.

Optional Redemption

Until October 1, 2015 Biomet may, at its option, redeem up to 40% of the aggregate principal amount of the Senior Subordinated Notes at a redemption price equal to 106.500% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, subject to the right of holders of senior notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by it from certain equity offerings of Biomet and its direct and indirect parents, including this offering; provided that (a) at least 50.0% of the sum of the Senior Subordinated Notes issued under the Senior Subordinated Indenture remains outstanding immediately after the occurrence of each such redemption; and (b) each such redemption occurs within 180 days of the date of closing of each such equity offering.

In addition, at any time prior to October 1, 2015, Biomet may redeem all or a part of the Senior Subordinated Notes at a redemption price equal to 100% of the principal amount of the Senior Subordinated Notes redeemed plus the Applicable Premium, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any Senior Subordinated Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Senior Subordinated Note; and

(2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such senior note at October 1, 2015 (such redemption price being set forth in the table appearing below), plus (ii) all required remaining scheduled interest payments due on such senior note through August 1, 2015 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (b) the principal amount of such Senior Subordinated Note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to October 1, 2015; provided that if the period from the redemption date to such date is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year will be used.

On and after October 1, 2015, Biomet may redeem the Senior Subordinated Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of the Senior Subordinated Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to the redemption date, subject to the right of holders of the Senior Subordinated Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on October 1 of each of the years indicated below:

Year	Percentage
2015	103.250%
2016	101.625%
2017 and thereafter	100.000%

Change of Control Offer

Upon the occurrence of a change of control (as defined in the Senior Subordinated Indenture), Biomet will be required to make an offer to purchase the Senior Subordinated Notes at 101.0% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of the holders of the Senior Notes subject to the right of holders of the Senior Subordinated Notes of record on the relevant record date to receive interest due on the relevant interest payment date.

Certain Covenants and Events of Default

The Senior Subordinated Indenture contains certain covenants that, with certain exceptions and qualifications, limit the ability of Biomet and the restricted subsidiaries to, among other things:

•	pay dividends on capital stock or redeem, repurchase or retire capital stock of Biomet or its direct and indirect parents (including LVB Acquisition, Inc.) or subordinated indebtedness;

•	sell assets;

•	incur or guarantee additional indebtedness and issue certain types of preferred stock;

•	create liens on assets;

•	consolidate, merge or transfer substantially all of Biomet’s assets;

•	engage in transactions with affiliates;

•	create restrictions on the ability of restricted subsidiaries to make payments to Biomet; and

•	issue or allow any guarantor to issue indebtedness that is subordinate to such entities’ senior indebtedness but senior to the Senior Subordinated Notes.

The Senior Subordinated Indenture also provides for certain events of default which, if any of them were to occur, would permit or require the principal and accrued interest, if any, on the Senior Subordinated Notes to be become or be declared due and payable (subject, in some cases, to specified grace periods).

As of February 28, 2014, we were in compliance with our covenants and intend to maintain compliance.

China Facility

As of February 28, 2014, we had an outstanding loan in China referred to as the China Facility. As of February 28, 2014, we had $2.3 million in outstanding borrowings under our China Facility, which has an available line of $20.0 million.

SHARES ELIGIBLE FOR FUTURE SALE

Subsequent to the 2007 Acquisition and prior to this offering, there has been no public market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of options and warrants, in the public market after this offering, or the anticipation of such sales or the perception that such sales may occur, could adversely affect the market price of our common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. Immediately prior to the closing of the offering, in addition to members of management, we will have             holders of common stock and             option holders,             .

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of             shares of common stock, assuming             shares are sold in the offering based on an assumed share price of $             (the midpoint of the price range on the cover of this prospectus). Of these shares, we expect all of the shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, or Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 of the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining             shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rule 144, additional shares will be available for sale as set forth below.

Lock-up Agreements

We, our Principal Stockholders, each of our officers and directors have agreed with the underwriters that, subject to certain exceptions, for a period of             days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of or hedge any of the shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of common stock, or cause a registration statement covering any common stock to be filed, without the prior written consent of                     .                      may, in their sole discretion, waive these restrictions or release any of these shares from these restrictions at any time without notice. See “Underwriting (Conflicts of Interest).”

                     has no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of ours.

Rule 144

In general, under Rule 144, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the expiration of a six-month holding period. We have been subject to the reporting requirements of the Exchange Act for more than 90 days prior to the completion of this offering.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale is entitled to sell an unlimited number of shares of our common stock. A person who was one of our affiliates at any time during the three months preceding a sale is entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of the common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

All sales under Rule 144 are also subject to the availability of current public information about us. In addition, sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements.

Upon completion of the             day lock-up period, subject to any extension of the lock-up period under circumstances described above, approximately             shares of our outstanding restricted securities will be eligible for sale under Rule 144 subject to limitations on sales by affiliates.

Form S-8

On April 11, 2014 we filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the 2007 Management Equity Incentive Plan and the 2012 Restricted Stock Unit Plan. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

Pursuant to a registration rights agreement between our Principal Stockholders and the Co-Investors with LVB Holding and us upon the closing of the 2007 Acquisition, our Principal Stockholders, the Co-Investors and certain other persons will have the right, in certain circumstances, to require us to register their equity interests under the Securities Act and to maintain a shelf registration statement effective with respect to such interests. The agreement also entitles our Principal Stockholders and Co-Investors to participate in certain future registrations of our equity interests under the Securities Act.

If these rights are exercised and such stockholders sell a large number of shares of common stock, the market price of our common stock could decline. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a more detailed description of these registration rights.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income and estate tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders. A “Non-U.S. Holder” means:

•	a nonresident alien individual,

•	a foreign corporation, or

•	a person that is otherwise not subject to U.S. federal income tax on a net income basis in respect of such common stock.

This discussion deals only with common stock held as capital assets by Non-U.S. Holders who purchased common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their specific facts and circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including persons that will hold shares of our common stock in connection with a U.S. trade or business or a U.S. permanent establishment, hold more than 5% of our common stock, certain former citizens or residents of the United States, are a “controlled foreign corporation,” a “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes, or are otherwise subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”). This section does not address any other U.S. federal tax considerations (such as gift tax) or any state, local or non-U.S. tax considerations. You should consult your own tax advisors about the tax consequences of the purchase, ownership and disposition of our common stock in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of any changes in applicable tax laws.

Furthermore, this summary is based on the tax laws of the United States, including the Code, existing and proposed regulations, administrative and judicial interpretations, all as currently in effect. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax or estate tax consequences different from those discussed below.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

Dividends

As discussed in “Dividend Policy,” we do not currently expect to pay dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of your investment, up to your tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. Even if you are eligible for a lower treaty rate, we and other payers will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless:

•	you have furnished to us or such other payer a valid Internal Revenue Service, or IRS, Form W-8BEN or other documentary evidence establishing your entitlement to the lower treaty rate with respect to such payments and neither we nor our paying agent (or other payer) have actual knowledge or reason to know to the contrary, and

•	in the case of actual or constructive dividends paid on or after July 1, 2014, if required by the Foreign Account Tax Compliance Act or any intergovernmental agreement enacted pursuant to that law, you or any entity through which you receive such dividends, if required, have provided the withholding agent with certain information with respect to your or the entity’s direct and indirect U.S. owners, and if you hold the common stock through a foreign financial institution, such institution has entered into an agreement with the U.S. government to collect and provide to the U.S. tax authorities information about its accountholders (including certain investors in such institution or entity) and you have provided any required information to such institution.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty or otherwise, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the common stock.

Dividends that are “effectively connected” with your conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis. We and other payers generally are not required to withhold tax from “effectively connected” dividends, provided that you have furnished to us or another payer a valid IRS Form W-8ECI (or an acceptable substitute form) upon which you represent, under penalties of perjury, that you are a non-U.S. person and that the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with your trade or business in the United States (as discussed under “—Dividends” above),

•	in the case of an individual who holds the common stock as a capital asset, such holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition, and certain other conditions are met, or

•	we are or have been a U.S. real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of the disposition, more than 5% of our common stock.

An individual Non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual

Non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

In the case of the sale or disposition of common stock on or after January 1, 2017, you may be subject to a 30% withholding tax on the gross proceeds of the sale or disposition unless the requirements described in the last bullet point under “—Dividends” above are satisfied. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the common stock and the potential for a refund or credit in the case of any withholding tax.

We have not been, are not and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

You may be subject to backup withholding for dividends paid to you unless you certify under penalty of perjury that you are a Non-U.S. holder or otherwise establish an exemption. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Shares of our common stock held (or deemed held) by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING (CONFLICTS OF INTEREST)

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
Barclays Capital Inc.
Morgan Stanley & Co. LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Biomet Group, Inc.	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our Principal Stockholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for          days after the date of this prospectus without first obtaining the written consent of                     . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing

We expect the shares to be approved for listing on the              under the symbol “BMET.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                 , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

Certain affiliates of Goldman, Sachs & Co. own more than 10% of LVB Holding, a principal stockholder of our company. Goldman, Sachs & Co. is an underwriter in this offering and will be deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. The rule requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto.                  has agreed to act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering.                  will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify                  against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Goldman, Sachs & Co. will not confirm sales of the shares to any account over which they exercise discretionary authority without the prior written approval of the customer.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the administrative agent under our senior secured credit facilities and our asset-based revolving credit facility. Affiliates of certain of the other underwriters acted as joint bookrunners and act as lenders under these facilities. In addition, an affiliate of Goldman, Sachs & Co. served as a dealer manager and arranger in connection with the refinancing of certain of our debt and as an initial purchaser of our 6.500% senior notes due 2020 and our 6.500% senior subordinated notes due 2020, as described in Note 16 to the consolidated financial statements included elsewhere in this prospectus. An affiliate of Wells Fargo Securities, LLC acts as trustee under the indentures governing our 6.500% senior notes due 2020 and our 6.500% senior subordinated notes due 2020.

Certain affiliates of Goldman, Sachs & Co. own the interests in LVB Holding described in “—Conflicts of Interest” above. In addition, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC own interests representing, in each case, less than 1% of LVB Holding.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

Cleary Gottlieb Steen & Hamilton LLP will pass on the legality of the shares of common stock to be issued in this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher  & Bartlett LLP.

EXPERTS

The consolidated financial statements of LVB Acquisition, Inc. and subsidiaries as of May 31, 2013 and 2012 and for each of the three years in the period ended May 31, 2013 and the related financial statement schedules included in this Prospectus and elsewhere in this Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedules have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to our common stock offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits to the registration statement filed as part of the registration statement. You may read and copy the registration statement, including the exhibits to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. For further information on the operation of the Public Reference Room, please call the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits to the registration statement.

Our reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are available free of charge in, or may be accessed through, the “Investors” section of our website at www.biomet.com as soon as reasonably practicable after we file or furnish such material with or to the Securities and Exchange Commission, or the SEC. You may inspect and copy these reports and other information, as well as other registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, copies of these reports will be made available free of charge, upon written request to our Investor Relations Department at 56 East Bell Drive, Warsaw, IN 46582.

We maintain a website at www.biomet.com and make all of our periodic and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus, and you should not consider information on our website to be part of this prospectus. You may also obtain such information by contacting us in writing at our Investor Relations Department at 56 East Bell Drive, Warsaw, IN 46582, or by phone at (574) 267-6639.

Schedules other than those listed above are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LVB Acquisition, Inc.

Warsaw, Indiana

We have audited the accompanying consolidated balance sheets of LVB Acquisition, Inc. and subsidiaries (the “Company”) as of May 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended May 31, 2013. Our audits also included the financial statement schedules listed in the Index to Financial Statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of LVB Acquisition, Inc. and subsidiaries as of May 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana
August 29, 2013
(March 6, 2014 as to the effects described in the Earnings Per Share section of Note 1)

LVB Acquisition, Inc. and Subsidiaries Consolidated Balance Sheets

(in millions, except shares)	May 31, 2013	May 31, 2012
Assets
Current assets:
Cash and cash equivalents	$355.6	$492.4
Accounts receivable, less allowance for doubtful accounts receivables of $33.5 ($36.5 at May 31, 2012)	531.8	491.6
Investments	—	2.5
Income tax receivable	6.9	5.0
Inventories	624.0	543.2
Deferred income taxes	119.9	52.5
Prepaid expenses and other	134.4	124.1

Total current assets	1,772.6	1,711.3
Property, plant and equipment, net	665.2	593.6
Investments	23.0	13.9
Intangible assets, net	3,630.2	3,930.4
Goodwill	3,600.9	4,114.4
Other assets	102.8	56.8

Total assets	$9,794.7	$10,420.4

Liabilities & Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$40.3	$35.6
Accounts payable	111.5	116.2
Accrued interest	56.2	56.5
Accrued wages and commissions	150.1	122.0
Other accrued expenses	206.0	180.2

Total current liabilities	564.1	510.5
Long-term liabilities:
Long-term debt, net of current portion	5,926.1	5,792.2
Deferred income taxes	1,129.8	1,257.8
Other long-term liabilities	206.1	177.8

Total liabilities	7,826.1	7,738.3
Commitments and contingencies
Shareholders’ equity:
Common stock, par value $0.01 per share; 740,000,000 shares authorized; 552,359,416 and 552,308,376 shares issues and outstanding	5.5	5.5
Contributed and additional paid-in-capital	5,662.0	5,623.3
Accumulated deficit	(3,693.0)	(3,069.6)
Accumulated other comprehensive income (loss)	(5.9)	122.9

Total shareholders’ equity	1,968.6	2,682.1

Total liabilities and shareholders’ equity	$9,794.7	$10,420.4

The accompanying notes are an integral part of the consolidated financial statements.

LVB Acquisition, Inc. and Subsidiaries Consolidated Statements of Operations and Comprehensive Loss

	For the Year Ended May 31,
(in millions)	2013(1)	2012(1)	2011(1)
Net sales	$3,052.9	$2,838.1	$2,732.2
Cost of sales	873.4	775.5	724.2

Gross profit	2,179.5	2,062.6	2,008.0
Selling, general and administrative expense	1,312.5	1,172.2	1,156.2
Research and development expense	150.3	126.8	119.4
Amortization	313.8	327.2	367.9
Goodwill impairment charge	473.0	291.9	422.8
Intangible assets impairment charge	94.4	237.9	518.6

Operating income (loss)	(164.5)	(93.4)	(576.9)
Interest expense	398.8	479.8	498.9
Other (income) expense	177.8	17.6	(11.2)

Other expense, net	576.6	497.4	487.7

Loss before income taxes	(741.1)	(590.8)	(1,064.6)
Benefit from income taxes	(117.7)	(132.0)	(214.8)

Net loss	(623.4)	(458.8)	(849.8)

Other comprehensive income (loss), net of tax:
Change in unrealized holding value on available for sale securities	3.3	4.3	(6.0)
Interest rate swap unrealized gain	13.1	13.1	19.5
Foreign currency related gains (losses)	(138.2)	(62.1)	264.4
Unrecognized actuarial gains (losses)	(7.0)	(4.2)	4.5

Total other comprehensive income (loss)	(128.8)	(48.9)	282.4

Comprehensive loss	$(752.2)	$(507.7)	$(567.4)

Earnings (loss) per share—basic	$(1.13)	$(0.83)	$(1.54)
Earnings (loss) per share—diluted	$(1.13)	$(0.83)	$(1.54)
Weighted average common shares outstanding
Basic	551.8	551.9	552.1
Diluted	551.8	551.9	552.1

(1)	Certain amounts have been reclassified to conform to the current presentation. See Note 1 to the consolidated financial statements included elsewhere in this prospectus for a description of the reclassification.

The accompanying notes are an integral part of the consolidated financial statements.

LVB Acquisition, Inc. and Subsidiaries Consolidated Statements of Shareholders’ Equity

(in millions, except for share data)	Common Shares	Common Stock	Contributed and Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at May 31, 2010	553,071,050	$5.5	$5,599.6	$(1,761.0)	$(110.6)	$3,733.5
Net loss		—	—	(849.8)	—	(849.8)
Other comprehensive income		—	—	—	282.4	282.4
Stock-based compensation expense		—	12.7	—	—	12.7
Repurchase of LVB Acquisition, Inc. shares	(539,734)	—	(3.7)	—	—	(3.7)

Balance at May 31, 2011	552,531,316	5.5	5,608.6	(2,610.8)	171.8	3,175.1
Net loss		—	—	(458.8)	—	(458.8)
Other comprehensive loss		—	—	—	(48.9)	(48.9)
Stock-based compensation expense		—	16.0	—	—	16.0
Repurchase of LVB Acquisition, Inc. shares	(222,940)	—	(1.3)	—	—	(1.3)

Balance at May 31, 2012	552,308,376	5.5	5,623.3	(3,069.6)	122.9	2,682.1
Net loss		—	—	(623.4)	—	(623.4)
Other comprehensive loss		—	—	—	(128.8)	(128.8)
Stock-based compensation expense		—	38.3	—	—	38.3
Repurchase of LVB Acquisition, Inc. shares	(12,501)	—	(0.1)	—	—	(0.1)
Other	63,541	—	0.5	—	—	0.5

Balance at May 31, 2013	552,359,416	$5.5	$5,662.0	$(3,693.0)	$(5.9)	$1,968.6

The accompanying notes are an integral part of the consolidated financial statements.

LVB Acquisition, Inc. and Subsidiaries Consolidated Statements of Cash Flows

	For the Year Ended May 31,
(in millions)	2013	2012	2011
Cash flows provided by (used in) operating activities:
Net loss	$(623.4)	$(458.8)	$(849.8)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	495.4	509.4	549.0
Amortization and write off of deferred financing costs	31.0	11.1	11.2
Stock-based compensation expense	38.3	16.0	12.7
Loss on extinguishment of debt	155.2	—	1.2
Recovery of doubtful accounts receivable	(4.9)	(5.3)	(6.2)
Realized gain on investments	(0.2)	(2.0)	(4.9)
Loss on impairment of investments	—	20.1	—
Goodwill and intangible assets impairment charge	567.4	529.8	941.4
Property, plant and equipment impairment charge	—	0.4	17.0
Deferred income taxes	(215.5)	(204.3)	(271.3)
Other	17.7	(4.5)	(28.0)
Changes in operating assets and liabilities, net of acquired assets:
Accounts receivable	(40.4)	(36.6)	14.5
Inventories	(36.0)	13.4	(43.9)
Prepaid expenses	30.5	(12.3)	(4.5)
Accounts payable	(3.4)	28.9	(0.8)
Income taxes	(38.4)	(29.0)	46.0
Accrued interest	(0.3)	(7.6)	(6.1)
Accrued expenses and other	95.5	8.6	2.6

Net cash provided by operating activities	468.5	377.3	380.1
Cash flows provided by (used in) investing activities:
Proceeds from sales/maturities of investments	5.5	42.1	59.3
Purchases of investments	(6.4)	(0.4)	(78.7)
Net proceeds from sale of assets	14.0	14.7	6.8
Capital expenditures	(204.0)	(179.3)	(174.0)
Acquisitions, net of cash acquired—Trauma Acquisition	(280.0)	—	—
Other acquisitions, net of cash acquired	(17.7)	(21.1)	(18.4)

Net cash used in investing activities	(488.6)	(144.0)	(205.0)
Cash flows provided by (used in) financing activities:
Debt:
Proceeds under European facilities	—	—	0.3
Payments under European facilities	(1.3)	(1.4)	(2.0)
Payments under senior secured credit facilities	(33.5)	(35.4)	(34.8)
Proceeds under revolvers/facility	86.6	—	—
Payments under revolvers/facility	(80.6)	—	—
Proceeds from senior and senior subordinated notes due 2020 and term loans	3,396.2	—	—
Tender/retirement of senior notes due 2017 and term loans	(3,423.0)	—	(11.2)
Payment of fees related to refinancing activities	(79.0)	—	—
Equity:
Repurchase of LVB Acquisition, Inc. shares	(0.1)	(1.3)	(3.7)

Net cash used in financing activities	(134.7)	(38.1)	(51.4)
Effect of exchange rate changes on cash	18.0	(30.6)	15.0

Increase (decrease) in cash and cash equivalents	(136.8)	164.6	138.7
Cash and cash equivalents, beginning of period	492.4	327.8	189.1

Cash and cash equivalents, end of period	$355.6	$492.4	$327.8

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$388.6	$477.1	$494.1

Income taxes	$81.5	$95.0	$42.3

The accompanying notes are an integral part of the consolidated financial statements.

LVB Acquisition, Inc.

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies and Nature of Operations.

The accompanying consolidated financial statements include the accounts of LVB Acquisition, Inc. and its subsidiaries (individually and collectively with its subsidiaries referred to as “LVB”, the “Company”, “we”, “us”, or “our”). Biomet, Inc., referred to as “Biomet”, is a wholly-owned subsidiary of LVB Acquisition, Inc. LVB has no other operations beyond its ownership of Biomet. Intercompany accounts and transactions have been eliminated in consolidation.

Transactions with the Principal Stockholder Group

On December 18, 2006, Biomet, Inc. entered into an Agreement and Plan of Merger with LVB Acquisition, LLC, a Delaware limited liability company, which was subsequently converted to a corporation, LVB Acquisition, Inc., and LVB Acquisition Merger Sub, Inc., an Indiana corporation and a wholly-owned subsidiary of LVB, Purchaser, which agreement was amended and restated as of June 7, 2007 and which we refer to as the “Merger Agreement.” Pursuant to the Merger Agreement, on June 13, 2007, Purchaser commenced a cash tender offer, or the Offer to purchase all of Biomet, Inc.’s outstanding common shares, without par value, or the Shares, at a price of $46.00 per Share, or the Offer Price, without interest and less any required withholding taxes. The Offer was made pursuant to Purchaser’s offer to purchase dated June 13, 2007 and the related letter of transmittal, each of which was filed with the SEC on June 13, 2007. In connection with the Offer, Purchaser entered into a credit agreement dated as of July 11, 2007 for a $6,165.0 million senior secured term loan facility, or the Tender Facility, maturing on June 6, 2008, and pursuant to which it borrowed approximately $4,181.0 million to finance a portion of the Offer and pay related fees and expenses. The Offer expired at midnight, New York City time, on July 11, 2007, with approximately 82% of the outstanding Shares having been tendered to Purchaser. At Biomet, Inc.’s special meeting of shareholders held on September 5, 2007, more than 91% of Biomet, Inc.’s shareholders voted to approve the proposed merger, and LVB acquired Biomet, Inc. on September 25, 2007 through a reverse subsidiary merger with Biomet, Inc. being the surviving company, or the Merger. Subsequent to the acquisition, Biomet, Inc. became a subsidiary of LVB, which is controlled by LVB Holding, an entity controlled by a consortium of private equity funds affiliated with The Blackstone Group, Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co., and TPG Global, LLC (each a Principal Stockholder and collectively, the “Principal Stockholders”), and certain investors who agreed to co- invest with our Principal Stockholders, or the Co-Investors. These transactions, including the Merger and the Company’s payment of any fees and expenses related to these transactions, are referred to collectively as the “2007 Acquisition.”

General—The Company is one of the largest orthopedic medical device companies in the United States and worldwide with operations in over 50 locations throughout the world and distribution in approximately 90 countries. The Company designs, manufactures and markets a comprehensive range of both surgical and non- surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists. For over 30 years, the Company has applied advanced engineering and manufacturing technology to the development of highly durable joint replacement systems.

Basis of Presentation—The accompanying consolidated financial statements include the accounts of LVB and its subsidiaries. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Products—The Company operates in one reportable business segment, musculoskeletal products, which includes the design, manufacture and marketing of products in six major categories: Knees, Hips, Sports, Extremities, Trauma, or S.E.T., Spine, Bone Healing & Microfixation, Dental and Cement, Biologics & Other Products. The Company has three geographic markets: United States, Europe and International.

Knees and Hips—Orthopedic reconstructive implants are used to replace joints that have deteriorated as a result of disease (principally osteoarthritis) or injury. Reconstructive joint surgery involves the modification of the area surrounding the affected joint and the implantation of one or more manufactured components.

S.E.T.—The Company manufactures and distributes a number of sports medicine products (used in minimally-invasive orthopedic surgical procedures). Extremity reconstructive implants are used to replace joints other than hips and knees that have deteriorated as a result of disease or injury. Our key reconstructive joint in this product category is the shoulder, but the Company produces other joints as well. Trauma devices are used for setting and stabilizing bone fractures to support and/or augment the body’s natural healing process. Trauma products include plates, screws, nails, pins and wires designed to internally stabilize fractures; devices utilized to externally stabilize fractures when alternative methods of fixation are not suitable; and implantable bone growth stimulation devices for trauma.

Spine, Bone Healing & Microfixation Products—The Company’s spine products include spinal fixation systems for cervical, thoracolumbar, deformity correction and spacer applications; implantable bone growth stimulation devices for spine applications; and osteobiologics, including bone substitute materials, as well as allograft services for spinal applications. Bone healing products include non-invasive bone growth stimulation devices used for spine and trauma indications. Microfixation includes products for patients in the neurosurgical and craniomaxillofacial reconstruction markets, as well as thoracic solutions for fixation and stabilization of the bones of the chest.

Dental Products—Dental reconstructive devices and associated instrumentation are used for oral rehabilitation through the replacement of teeth and repair of hard and soft tissues. The Company also offers crown and bridge products.

Cement, Biologics & Other Products—The Company manufactures and distributes bone cements and cement delivery systems, autologous therapies and other products, including operating room supplies, casting materials, general surgical instruments, wound care products and other miscellaneous surgical products.

Effect of Foreign Currency—Assets and liabilities of foreign subsidiaries are translated at rates of exchange in effect at the close of their calendar month end. Revenues and expenses are translated at the average exchange rates during the period. Translation gains and losses are accumulated within accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. Foreign currency transaction gains and losses are included in other (income) expense.

Cash and Cash Equivalents—The Company considers all investments that are highly liquid at the date acquired and have original maturities of three months or less to be cash equivalents.

Investments—The Company invests the majority of its excess cash in money market funds. The Company also holds Greek bonds, time deposits and corporate securities. The Company accounts for its investments in equity securities in accordance with guidance issued by the Financial Accounting Standards Board, or FASB, which requires certain securities to be categorized as trading, available-for-sale or held-to-maturity. The Company also accounts for its investments under guidance for fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about fair value measurements. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of tax, recorded within accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. The Company has no held-to-maturity investments. Trading securities are carried at fair value with the realized gains and losses, recorded within other (income) expense. The cost of investment securities sold is determined by the specific identification method. Dividend and interest income are accrued as earned. The Company reviews its investments quarterly for declines in fair value that are other-than-temporary. Investments that have declined in market value that are determined to be other-than-temporary are charged to other (income) expense, by writing that investment down to fair value. Investments are classified as short-term for those expected to mature or be sold within twelve months and the remaining portion is classified in long-term investments.

Interest Rate Instruments—The Company uses interest rate swap agreements (cash flow hedges) in both U.S. dollars and euros as a means of fixing the interest rate on portions of its floating-rate debt instruments. As of May 31, 2013, the Company had swap liabilities of $54.1 million, which consisted of $19.9 million short-term, and $34.8 million long-term, partially offset by a $0.6 million credit valuation adjustment. As of May 31, 2012, the Company had swap liabilities of $76.2 million, which consisted of $36.0 million short-term, and $41.0 million long- term, partially offset by a $0.8 million credit valuation adjustment.

Other Comprehensive Income (Loss)—Other comprehensive income (loss) includes currency translation adjustments, certain derivative-related activity, changes in the value of available-for-sale investments, and actuarial gains (losses) from pension plans. The Company generally deems its foreign investments to be permanent in nature and does not provide for taxes on currency translation adjustments arising from translating the investment in a foreign currency to U.S. dollars. When the Company determines that a foreign investment is no longer permanent in nature, estimated taxes are provided for the related deferred tax liability (asset), if any, resulting from currency translation adjustments. As of May 31, 2013, foreign investments were all permanent in nature.

Concentrations of Credit Risk and Allowance for Doubtful Receivables—The Company provides credit, in the normal course of business, to hospitals, private and governmental institutions and healthcare agencies, insurance providers, dental practices and laboratories, and physicians. The Company maintains an allowance for doubtful receivables based on estimated collection rates and charges actual losses to the allowance when incurred. The determination of estimated collection rates requires management judgment.

Other Loss Contingencies—In accordance with guidance issued by the FASB for contingencies, the Company accrues anticipated costs of settlement, damages, and loss of product liability claims based on historical experience or to the extent specific losses are probable and estimable. If the estimate of a probable loss is in a range and no amount within the range is more likely, the Company accrues the minimum amount of the range. Such estimates and any subsequent changes in estimates may result in adjustments to the Company’s operating results in the future. The Company has self-insured reserves against product liability claims with insurance coverage above the retention limits. There are various other claims, lawsuits and disputes with third parties, investigations and pending actions involving various allegations against it. Product liability claims are routinely reviewed by the Company’s insurance carriers and management routinely reviews all claims for purposes of establishing ultimate loss estimates.

Revenue Recognition—The Company sells product through four principal channels: (1) directly to healthcare institutions, referred to as direct channel accounts, (2) through stocking distributors and healthcare dealers, (3) indirectly through insurance companies and (4) directly to dental practices and dental laboratories. Sales through the direct and distributor/dealer channels account for a majority of net sales. Through these channels, inventory is consigned to sales agents or customers so that products are available when needed for surgical procedures. Revenue is not recognized upon the placement of inventory into consignment as the Company retains title and maintains the inventory on the balance sheet; rather, it is recognized upon implantation and receipt of proper purchase order and/or purchase requisition documentation. Pricing for products is predetermined by contracts with customers, agents acting on behalf of customer groups or by government regulatory bodies, depending on the market. Price discounts under group purchasing contracts are linked to volume of implant purchases by customer healthcare institutions within a specified group. At negotiated thresholds within a contract buying period, price discounts may increase. The Company presents on a net basis and excludes from revenue the taxes collected from customers and remitted to governmental authorities.

At certain locations, the Company records a contractual allowance that is offset against revenue for each sale to a non-contracted payor so that revenue is recorded at the estimated determinable price at the time of the sale. Those non-contracted payors and insurance companies in some cases do not have contracted rates for products sold, but may have pricing available for certain products through their respective web sites. The Company will invoice at its list price and establish the contractual allowance to estimate what the non-contracted payor will settle the claim for based on the information available as noted above. At certain locations, revenue is recognized on sales to stocking distributors, healthcare dealers, dental practices and dental laboratories when title to product passes to them, generally upon shipment. Certain subsidiaries allow customers to return product in the event that the Company terminates the relationship. Under those circumstances, the Company records an estimated sales return in the period in which constructive notice of termination is given to a distributor. Product returns were not significant for any period presented.

The Company also maintains a separate allowance for doubtful accounts for estimated losses based on its assessment of the collectability of specific customer accounts and the aging of the accounts receivable. The Company analyzes accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of its current and future allowance. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. The Company monitors and analyzes the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjusts it for future expectations to determine the adequacy of the Company’s current and future allowance. The Company’s reserve levels have generally been sufficient to cover credit losses.

Accounting for Shipping and Handling Revenue, Fees and Costs—The Company classifies amounts billed for shipping and handling as a component of net sales. The related shipping and handling fees and costs as well as other distribution costs are included in cost of sales.

Instruments—The Company provides instruments to surgeons to use during surgical procedures. Instruments are classified as non-current assets and are recorded as property, plant and equipment. Instruments are carried at cost, until they are placed into service and are held at book value (cost less accumulated depreciation). Depreciation is calculated using the straight-line method using a four year useful life. Instrument depreciation was reclassified from cost of sales to selling, general and administrative expense, as instruments are currently used as selling tools since the instrumentation is used in conjunction with implantation of the Company’s products. This reclassification was also made to conform the Company’s classification of instrument depreciation to industry practice. The Company reclassified $123.1 million, $118.9 million and $114.5 million for the years ended May 31, 2013, 2012 and 2011, respectively.

Excess and Obsolete Inventory—In the Company’s industry, inventory is routinely placed at hospitals to provide the healthcare provider with the appropriate product when needed. Because product usage tends to follow a bell curve, larger and smaller sizes of inventory are provided, but infrequently used. In addition, the musculoskeletal market is highly competitive, with new products, raw materials and procedures being introduced continually, which may make those products currently on the market obsolete. The Company makes estimates regarding the future use of these products which are used to adjust inventory to the lower of cost or market. If actual product life cycles, product demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required which would affect future operating results.

Research and Development—Research and development costs are charged to expense as incurred.

Legal Fees—Legal fees are charged to expense and are not accrued based on specific cases.

Income Taxes—There are inherent risks that could create uncertainties related to the Company’s income tax estimates. The Company adjusts estimates based on normal operating circumstances and conclusions related to tax audits. While the Company does not believe any audit finding could materially affect its financial position, there could be a material impact on its consolidated results of operations and cash flows of a given period.

The Company’s operations are subject to the tax laws, regulations and administrative practices of the United States, U.S. state jurisdictions and other countries in which it does business. The Company must make estimates and judgments in determining the provision for taxes for financial reporting purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to uncertain tax positions. Significant changes in these estimates may result in an increase or decrease to the Company’s tax provision in a subsequent period.

The calculation of the Company’s tax liabilities involves accounting for uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions, or UTPs, based on a two- step process. The Company recognizes the tax benefit from an UTP only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The amount of UTPs is measured as appropriate for changes in facts and circumstances, such as significant amendments to existing tax law, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. The Company believes its estimates for UTPs are appropriate and sufficient for any assessments that may result from examinations of its tax returns. The Company recognizes both accrued interest and penalties, where appropriate, related to UTPs as a component of income tax expense.

Certain items are included in the Company’s tax return at different times than they are reflected in its financial statements. Such timing differences create deferred tax assets and liabilities. Deferred tax assets are generally items that can be used as a tax deduction or credit in the tax return in future years but for which the Company has already recorded the tax benefit in the financial statements. The Company has recorded valuation allowances against certain of its deferred tax assets, primarily those that have been generated from net operating losses and tax credit carryforwards in certain taxing jurisdictions. In evaluating whether the Company would more likely than not recover these deferred tax assets, it has not assumed any future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards where history does not support such an assumption. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense. Deferred tax liabilities are either: (i) a tax expense recognized in the financial statements for which payment has been deferred; or (ii) an expense for which the Company has already taken a deduction on the tax return, but have not yet recognized the expense in the financial statements.

Goodwill and Other Intangible Assets—The Company operates in one reportable segment and evaluates goodwill for impairment at the reporting unit level. The reporting units are based on the Company’s current administrative organizational structure and the availability of discrete financial information.

The Company tests its goodwill and indefinite lived intangible asset balances as of March 31 of each fiscal year for impairment. The Company tests these balances more frequently if indicators are present or changes in circumstances suggest that impairment may exist. In performing the test on goodwill, the Company utilizes the two-step approach prescribed under guidance issued by the FASB for goodwill and other intangible assets. The first step under this guidance requires a comparison of the carrying value of the reporting units, of which the Company has identified six in total, to the fair value of these units. The Company generally uses the income approach to determine the fair value of each reporting unit. This approach calculates fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate. To derive the carrying value of the Company’s reporting units, the Company assigns assets and liabilities, including goodwill, to the reporting units. These would include corporate assets, which relate to a reporting unit’s operations, and would be considered in determining fair value. The Company allocates assets and liabilities not directly related to a specific reporting unit, but from which the reporting unit benefits, based primarily on the respective revenue contribution of each reporting unit. If the carrying value of a reporting unit exceeds its fair value, the Company performs the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill to its carrying value. If the Company is unable to complete the second step of the test prior to the issuance of its financial statements and an impairment loss is probable and could be reasonably estimated, the

Company recognizes its best estimate of the loss in its current period financial statements and discloses that amount as an estimate. The Company then recognizes any adjustment to that estimate in subsequent reporting periods, once the Company has finalized the second step of the impairment test.

The Company determines the fair value of intangible assets using an income based approach to determine the fair value. The approach calculates fair value by estimating the after-tax cash flows attributable to the asset and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate. The calculated fair value is compared to the carrying value to determine if any impairment exists.

If events or circumstances change, a determination is made by management to ascertain whether property and equipment and finite-lived intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated undiscounted net cash flows are less than the carrying amount of such assets, an impairment loss is recognized in an amount necessary to write-down the assets to fair value as determined from expected future discounted cash flows.

Earnings Per Share—Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding, increased by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued and reduced by the number of shares the Company could have repurchased from the proceeds from issuance of the potentially dilutive shares. Potentially dilutive shares of common stock include stock options and restricted stock units granted under stock-based compensation plans.

The table below sets forth the computation of basic and diluted earnings per share:

	Fiscal Year Ended May 31,
	2013	2012	2011
(in millions, except per share data):
Numerator:
Net loss	$(623.4)	$(458.8)	$(849.8)
Denominator:
Basic—weighted average shares outstanding	551.8	551.9	552.1
Effect of dilutive securities:
Stock options	—	—	—
Restricted stock units	—	—	—
Diluted—weighted average shares outstanding	551.8	551.9	552.1
Earnings (loss) per share—basic	$(1.13)	$(0.83)	$(1.54)
Earnings (loss) per share—diluted	$(1.13)	$(0.83)	$(1.54)

The calculation of weighted average diluted shares outstanding excludes options of 36.0 million, 34.8 million, and 35.0 million for the fiscal year ended May 31, 2013, 2012, and 2011, respectively, because their effect would be anti-dilutive on the Company’s earnings per share. The calculation also excludes all restricted stock units as all restricted stock units under the 2012 Restricted Stock Unit Plan require a liquidity event condition.

Management’s Estimates and Assumptions—In preparing the financial statements in accordance with accounting principles generally accepted in the United States of America, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that the Company has not yet adopted that are expected to have a material effect on its financial position, results of operations or cash flows.

Note 2—Acquisition.

Trauma Acquisition

On May 24, 2012, DePuy Orthopaedics, Inc. accepted the Company’s binding offer to purchase certain assets representing substantially all of DePuy’s worldwide trauma business, or the Trauma Acquisition, which involves researching, developing, manufacturing, marketing, distributing and selling products to treat certain bone fractures or deformities in the human body, including certain intellectual property assets, and to assume certain liabilities, for approximately $280.0 million in cash. The Company acquired the DePuy worldwide trauma business to strengthen its trauma business and to continue to build a stronger presence in the global trauma market. On June 15, 2012, the Company announced the initial closing of the transaction. During the first and second quarters of fiscal year 2013, subsequent closings in various foreign countries occurred on a staggered basis, with the final closing occurring on December 7, 2012.

The Trauma Acquisition net sales for the year ended May 31, 2013 were $205.6 million.

The acquisition has been accounted for as a business combination. The purchase price was allocated to the acquired assets and liabilities based on the estimated fair value of the acquired assets at the date of acquisition.

The following table summarizes the purchase price allocation:

(in millions)
Inventory	$93.7
Prepaid expenses and other	2.1
Instruments	29.2
Other property, plant and equipment	7.2
Liabilities assumed	(5.6)
Intangible assets	141.5
Goodwill	11.9

Purchase price	$280.0

The asset purchase agreement contains a provision requiring an adjustment to the purchase price if the amount of delivered inventory and/or instruments is more or less than the target amount of these items. No adjustment to the purchase price pursuant to this provision was required. The results of operations of the business have been included subsequent to the respective country closing dates in the accompanying consolidated financial statements. Acquisition-related costs for the year ended May 31, 2013 were $12.2 million and are recorded in cost of sales and selling, general and administrative expenses. The goodwill value is not tax deductible.

The pro forma information required under Accounting Standards Codification 805 is impracticable to include due to different fiscal year ends and individual country closings.

Note 3—Inventories.

Inventories are stated at the lower of cost or market, with cost determined under the first-in, first-out method. The Company reviews inventory on hand and writes down excess and slow-moving inventory based on an assessment of future demand and historical experience. Inventories consisted of the following:

(in millions)	May 31, 2013	May 31, 2012
Raw materials	$78.8	$78.3
Work-in-process	44.7	42.4
Finished goods	500.5	422.5

Inventories	$624.0	$543.2

Note 4—Property, Plant and Equipment.

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Depreciation of instruments is included within selling, general and administrative expense. Related maintenance and repairs are expensed as incurred.

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows relating to the asset, or asset group, are less than its carrying value, with the amount of the loss equal to the excess of carrying value of the asset, or asset group, over the estimated fair value.

Useful lives by major product category consisted of the following:

Useful life
Land improvements	20 years
Buildings and leasehold improvements	30 years
Machinery and equipment	5-10 years
Instruments	4 years

Property, plant and equipment consisted of the following:

(in millions)	May 31, 2013	May 31, 2012
Land and land improvements	$40.5	$40.2
Buildings and leasehold improvements	106.3	89.9
Machinery and equipment	375.4	342.3
Instruments	710.5	633.3
Construction in progress	48.8	29.1

Total property, plant and equipment	1,281.5	1,134.8
Accumulated depreciation	(616.3)	(541.2)

Total property, plant and equipment, net	$665.2	$593.6

The Company recorded depreciation expense of $181.6 million, $182.2 million and $181.1 for the years ended May 31, 2013, 2012 and 2011, respectively.

The Company recorded a property, plant and equipment impairment charge of $17.0 million during the year ended May 31, 2011, relating to an administrative, manufacturing and distribution facility located in Parsippany, New Jersey. The amount of impairment charge recorded within cost of sales and selling, general and administrative expense was $6.5 million and $10.5 million, respectively. The impairment charge reflects the Company’s change in intended use of this facility.

Note 5—Investments.

At May 31, 2013, the Company’s investment securities were classified as follows:

		Unrealized
(in millions)	Amortized Cost	Gains	Losses	Fair Value
Available-for-sale:
Equity securities	$0.2	$0.2	$—	$0.4
Time deposit	15.9	0.1	—	16.0
Greek bonds	1.1	4.5	—	5.6

Total available-for-sale investments	$17.2	$4.8	$—	$22.0

		Realized
(in millions)	Amortized Cost	Gains	Losses	Fair Value
Trading:
Equity securities	$0.8	$0.2	$—	$1.0

Total trading investments	$0.8	$0.2	$—	$1.0

At May 31, 2012, the Company’s investment securities were classified as follows:

		Unrealized
(in millions)	Amortized Cost	Gains	Losses	Fair Value
Available-for-sale:
Equity securities	$0.4	$—	$(0.2)	$0.2
Time deposit	9.5	—	—	9.5
Greek bonds	6.3	—	—	6.3

Total available-for-sale investments	$16.2	$—	$(0.2)	$16.0

		Realized
(in millions)	Amortized Cost	Gains	Losses	Fair Value
Trading:
Equity securities	$0.4	$—	$—	$0.4

Total trading investments	$0.4	$—	$—	$0.4

The Company recorded proceeds on the sales/maturities of investments of $5.5 million, $42.1 million and $59.3 million for the years ended May 31, 2013, 2012 and 2011, respectively. The Company recorded realized gains of $0.2 million, $2.0 million and $4.9 million for the years ended May 31, 2013, 2012 and 2011, respectively, which was included in other (income) expense.

The Company received $45.5 million face value zero coupon bonds in December 2010 from the Greek government as payment for an outstanding accounts receivable balance from calendar years 2007-2009 related to certain government sponsored institutions in a non-cash transaction. Upon receipt, the bonds had a fair value of $33.8 million, with maturity dates of one to three years. The bonds are designated as available-for-sale securities. The Company recorded realized losses of $20.1 million on the Greek bonds related to other-than-temporary impairment for the year ended May 31, 2012, which is included in other (income) expense with no other-than-temporary impairment recorded for the years ended May 31, 2013 and 2011. On March 9, 2012 the Greek government finalized the private sector involvement in the Greek debt restructuring. All holders of Greek government bonds were required to exchange the existing bonds to new bonds. The new bonds have maturities ranging from 1 to 30 years.

The Company reviews impairments to investment securities quarterly to determine if the impairment is “temporary” or “other-than-temporary.” The Company reviews several factors to determine whether losses are other- than-temporary, including but not limited to (1) the length of time each security was in an unrealized loss position, (2) the extent to which fair value was less than cost, (3) the financial condition and near-term prospects of the issuer, and (4) the Company’s intent and ability to hold each security for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment income on available-for-sale securities (included in other (income) expense) consists of the following:

(in millions)	Year Ended May 31, 2013	Year Ended May 31, 2012	Year Ended May 31, 2011
Interest income	$0.1	$0.4	$0.6
Dividend income	0.2	0.2	0.1
Net realized gains	0.2	2.0	2.6

Total investment income	$0.5	$2.6	$3.3

Note 6—Goodwill and Other Intangible Assets.

The Company operates in one reportable segment and evaluates goodwill for impairment at the reporting unit level. Effective September 1, 2011, in connection with the Company’s global reorganization, the Company made changes to its reporting unit structure. The reorganization eliminated three reporting units (U.S. Orthopedics, Sports Medicine and Biologics) and established a new reporting unit (U.S. Reconstructive). The Company formerly had eight, and now has six, identified reporting units for the purpose of testing goodwill for impairment. The reporting units are based on the Company’s current administrative organizational structure and the availability of discrete financial information.

Fiscal Year 2013 Impairment Charges

During the fourth quarter of fiscal year 2013, the Company recorded a $240.0 million goodwill asset impairment charge related to its Europe reporting unit, primarily related to the impact of continued austerity measures on procedural volumes and pricing in certain European countries when compared to the Company’s prior projections used to establish the fair value of goodwill.

During the fourth quarter of fiscal year 2013, the Company finalized a $327.4 million goodwill and definite and indefinite-lived intangible assets impairment charge related to its dental reconstructive reporting unit, primarily due to declining industry market growth rates in certain European and Asia Pacific markets and corresponding unfavorable margin trends when compared to the Company’s prior projections used to establish the fair value of goodwill and intangible assets. The impairment charge was a result of the finalization of the Company’s preliminary impairment work as of November 30, 2012.

Fiscal Year 2012 Impairment Charges

During the fourth quarter of fiscal year 2012, the Company recorded a $529.8 million goodwill and definite and indefinite-lived intangible asset impairment charge primarily associated with its spine & bone healing and dental reconstructive reporting units. As of February 29, 2012, the Company concluded that certain indicators were present that suggested impairment may exist for its dental reconstructive reporting unit’s goodwill and intangible assets. The indicators of impairment in the Company’s dental reconstructive reporting unit included evidence of declining industry market growth rates in certain European and Asia Pacific markets and unfavorable margin trends resulting from change in product mix. The impact of these recent items resulted in management initiating an interim preliminary impairment test as of February 29, 2012. However, the preliminary result of this interim test of impairment for the dental reconstructive reporting unit’s goodwill and intangibles was inconclusive during the third quarter of fiscal year 2012. The Company finalized the impairment test during the fourth quarter of fiscal year 2012. During the annual impairment test, described below, the Company’s spine and bone healing reporting unit failed step one. The indicators were primarily due to growth rate declines as compared to prior assumptions.

Fiscal Year 2011 Impairment Charges

During the fourth quarter of fiscal year 2011, the Company recorded a $941.4 million goodwill and definite and indefinite-lived intangible asset impairment charge primarily associated with its Europe reporting unit. As of February 28, 2011, the Company concluded that certain indicators were present that suggested impairment may exist for its Europe reporting unit’s goodwill and intangibles. The indicators of impairment in the Company’s Europe reporting unit included:

•	recent reductions in revenue growth rates for the reporting unit’s knee and hip products;

•	recent market pressure resulting in reduced average selling prices of the reporting unit’s products;

•	evidence of declining industry market growth rates for many countries; and

•	certain European governments actively pursuing healthcare spend restructuring programs.

The impact of these recent items resulted in management initiating an interim preliminary impairment test as of February 28, 2011. However, the preliminary result of this interim test of impairment for the Europe reporting unit’s goodwill and intangibles was inconclusive during the third quarter of fiscal year 2011. The Company finalized the impairment tests during the fourth quarter of fiscal year 2011.

The Company used the income approach, specifically the discounted cash flow method, to determine the fair value of the dental reconstructive, spine & bone healing and Europe reporting units, or Impaired Reporting Units, and the associated amount of the impairment charges. This approach calculates fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate. This methodology is consistent with how the Company estimates the fair value of its reporting units during its annual goodwill and indefinite lived intangible asset impairment tests. In applying the income approach to calculate the fair value of the Impaired Reporting Units, the Company used assumptions about future revenue contributions and cost structures. In addition, the application of the income approach for both goodwill and intangibles requires judgment in determining a risk-adjusted discount rate at the reporting unit level. The Company based this determination on estimates of the weighted-average costs of capital of market participants. The Company performed a peer company analysis and considered the industry the weighted-average return on debt and equity from a market participant perspective.

To calculate the amount of the impairment charge related to the Impaired Reporting Units, the Company allocated the reporting unit’s fair value to all of its assets and liabilities, including certain unrecognized intangible assets, in order to determine the implied fair value of goodwill. This allocation process required judgment and the use of additional valuation assumptions in deriving the individual fair values of the Company’s Impaired Reporting Unit’s assets and liabilities as if the reporting units had been acquired in a business combination.

The Company determines the fair value of intangible assets using an income based approach to determine the fair value. The approach calculates fair value by estimating the after-tax cash flows attributable to the asset and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate. The calculated fair value is compared to the carrying value to determine if any impairment exists.

The Company also performed its annual assessment for impairment as of March 31, 2013 for all six reporting units. The Company utilized discount rates ranging from 9.3% to 11.1%. Based on the discount rate used in its most recent test for impairment, if the discount rate increased by 1% the fair value of the consolidated company could be lower by approximately $1.5 billion and a decrease in the discount rate of 1% results in an increase in fair value of $2.1 billion. The step one test also includes assumptions derived from competitor market capitalization and beta values as well as the twenty year Treasury bill rate as of March 31, 2013. The only reporting unit that failed step one and was required to complete a step two analysis was the Europe reporting unit.

The Company tested goodwill of the Europe reporting unit with a carrying value of $240.0 million and under step two recorded an impairment charge of $240.0 million to fully write off the goodwill. The Company tested the intangible assets of the Europe reporting unit and no impairment charges were necessary.

The Company tested goodwill of the dental reconstructive reporting unit with a carrying value of $299.2 million and under step two recorded an impairment charge of $233.0 million. The implied fair value of the goodwill of this reporting unit was $66.2 million. The Company tested definite-lived intangibles that failed step 1 with a carrying value of $180.0 million and under step two recorded an impairment charge of $82.9 million as the fair value of these definite-lived intangible assets was $97.1 million. The Company tested indefinite-lived intangibles with a carrying value of $39.7 million and under step two took an impairment charge of $11.5 million as the fair value of these indefinite-lived assets was $28.2 million. All of these fair values would be classified as Level 3 in the fair value hierarchy.

The estimates and assumptions underlying the fair value calculations used in the Company’s annual impairment tests are uncertain by their nature and can vary significantly from actual results. Factors that management must estimate include, but are not limited to, industry and market conditions, sales volume and pricing, raw material costs, capital expenditures, working capital changes, cost of capital, royalty rates and tax rates. These factors are especially difficult to predict when global financial markets are volatile. The estimates and assumptions used in its impairment tests are consistent with those the Company use in its internal planning. These estimates and assumptions may change from period to period. If the Company uses different estimates and assumptions in the future, future impairment charges may occur and could be material.

The Company has $66 million of goodwill at its dental reconstructive reporting unit that is at a higher risk of impairment as the difference between the carrying value and fair value of the reporting unit was estimated to be approximately 10% as of May 31, 2013. The Company uses the discounted cash flow model to value the reporting unit. The critical assumptions in the discounted cash flow model are revenues, operating margins and discount rate assumptions. These assumptions are developed by reporting unit management based on industry projections for the countries in which the reporting unit operates, as well as reporting unit specific facts. If the reporting unit were to experience sales declines in the U.S. market or be exposed to enhanced and sustained pricing and volume pressures in its international markets, there would be an increased risk of impairment of goodwill for the dental reporting unit.

The Company uses an accelerated method for amortizing customer relationship intangibles, as the value for those relationships is greater at the beginning of their life. The accelerated method was calculated using historical customer attrition rates. The remaining finite-lived intangibles are amortized on a straight line basis. The decrease in the net intangible asset balance is primarily due to the impairment charge described below and amortization, partially offset by the intangibles recorded related to the Trauma Acquisition, which is described in Note 2—Acquisition.

The following tables summarize the changes in the carrying amount of goodwill:

(in millions)	May 31, 2013	May 31, 2012	May 31, 2011
Beginning of period	$4,114.4	$4,470.1	$4,707.5
Goodwill acquired	11.9	—	—
Currency translation	(52.4)	(63.8)	185.4
Impairment charge	(473.0)	(291.9)	(422.8)

End of period	$3,600.9	$4,114.4	$4,470.1

(in millions)	May 31, 2013	May 31, 2012	May 31, 2011
Gross carrying amount	$5,284.2	$5,324.7	$5,388.5
Accumulated impairment losses	(1,683.3)	(1,210.3)	(918.4)

Net carrying amount	$3,600.9	$4,114.4	$4,470.1

Intangible assets consist of the following at May 31, 2013 and 2012:

	May 31, 2013
(in millions)	Gross Carrying Amount	Impairment Charge	New Carrying Amount	Accumulated Amortization	Impairment Charge	Net Carrying Amount
Core technology	$1,772.6	$(39.0)	$1,733.6	$(481.1)	$4.1	$1,256.6
Completed technology	628.8	(48.5)	580.3	(254.9)	36.7	362.1
Product trade names	204.2	—	204.2	(65.9)	—	138.3
Customer relationships	2,429.5	(46.1)	2,383.4	(828.4)	9.9	1,564.9
Non-compete contracts	4.6	—	4.6	(3.8)	—	0.8

Sub-total	5,039.7	(133.6)	4,906.1	(1,634.1)	50.7	3,322.7
Corporate trade names	319.0	(11.5)	307.5	—	—	307.5

Total	$5,358.7	$(145.1)	$5,213.6	$(1,634.1)	$50.7	$3,630.2

	May 31, 2012
(in millions)	Gross Carrying Amount	Impairment Charge	New Carrying Amount	Accumulated Amortization	Impairment Charge	Net Carrying Amount
Core technology	$1,909.5	$(185.7)	$1,723.8	$(469.0)	$74.3	$1,329.1
Completed technology	610.6	—	610.6	(210.2)	—	400.4
Product trade names	189.9	—	189.9	(53.7)	—	136.2
Customer relationships	2,725.4	(306.8)	2,418.6	(871.9)	191.6	1,738.3
Non-compete contracts	4.6	—	4.6	(3.1)	—	1.5

Sub-total	5,440.0	(492.5)	4,947.5	(1,607.9)	265.9	3,605.5
Corporate trade names	336.2	(11.3)	324.9	—	—	324.9

Total	$5,776.2	$(503.8)	$5,272.4	$(1,607.9)	$265.9	$3,930.4

The weighted average useful life of the intangibles at May 31, 2013 is as follows:

Weighted Average Useful Life
Core technology	16 Years
Completed technology	10 Years
Product trade names	14 Years
Customer relationships	15 Years
Non-compete contracts	2 Years
Corporate trade names	Indefinite life

Expected amortization expense, for the intangible assets stated above, for the years ending May 31, 2014 through 2018 is $295.8 million, $278.6 million, $270.5 million, $265.9 million, and $247.9 million, respectively.

Note 7—Debt.

The senior secured credit facilities and all of the notes are guaranteed by Biomet, Inc., and subject to certain exceptions, each of its existing and future wholly-owned domestic subsidiaries. The asset-based revolving credit facility is guaranteed by the Company and secured, subject to certain exceptions, by a first-priority security interest in substantially all of the Company’s assets and the assets of subsidiary borrowers that consist of all accounts receivable, inventory, cash, deposit accounts, and certain intangible assets. The facilities and notes bear interest at the rates set forth below. Interest is payable in cash. The terms and carrying value of each debt instrument at May 31, 2013 and 2012 are set forth below:

(U.S. dollars and euros in millions)	Maturity Date	Interest Rate	Currency	May 31, 2013	May 31, 2012
Debt Instruments
European facility	No Maturity Date	Interest Free	EUR	€1.8	€2.8
				$2.3	$3.5
China facility	January 16, 2016	LIBOR + 2.10%	USD	$6.0	$—
Term loan facility	March 25, 2015	LIBOR + 3.00%	USD	$104.3	$2,234.7
Term loan facility	July 25, 2017	LIBOR + 3.75%	USD	$2,116.8	$—
Term loan facility	March 25, 2015	LIBOR + 3.00%	EUR	€167.8	€835.6
				$217.9	$1,039.6
Term loan facility	July 25, 2017	LIBOR + 4.00%	EUR	€659.4	€—
				$856.4	$—
Cash flow revolving credit facility	April 25, 2017	LIBOR + 3.50%	USD	$—	$—
Cash flow revolving credit facility	April 25, 2017	LIBOR + 3.50%	USD/EUR	$—	$—
Asset-based revolving credit facility	July 25, 2017	LIBOR + 1.75%	USD	$—	$—
Asset-based revolving credit facility	July 25, 2017	LIBOR + 1.75%	EUR	€—	€—
Senior cash pay notes	October 15, 2017	10%	USD	$—	$761.0
Senior PIK toggle notes	October 15, 2017	10.375% - 11.125%	USD	$—	$771.0
Senior subordinated notes	October 15, 2017	11.625%	USD	$—	$1,015.0
Senior notes	August 1, 2020	6.500%	USD	$1,825.0	$—
Senior subordinated notes	October 1, 2020	6.500%	USD	$800.0	$—
Premium on notes				$37.7	$3.0

Total debt				$5,966.4	$5,827.8

The Company has the option to choose the frequency with which it resets and pays interest on its term loans. The Company currently pays interest on the majority of its term loans and interest rate swaps each month. The remaining term loan and swap interest is paid quarterly. Interest on the 6.500% senior notes due 2020 is paid semiannually in February and August. Interest on the 6.500% senior subordinated notes due 2020 is paid semiannually in April and October.

The Company currently elects to use 1-month LIBOR for setting the interest rates on 77% of its U.S. dollar-denominated and 100% of its euro-denominated term loans. The 1-month LIBOR rate for the majority of the U.S. dollar-denominated term loan as of May 31, 2013 was 0.19%. The majority of the euro-denominated term loan had a 1-month LIBOR rate of 0.06% as of May 31, 2013. The 3-month LIBOR rate for the U.S. dollar- denominated term loan was 0.28% as of May 31, 2013. The Company’s term loan facilities require payments each year in an amount equal to (x) 0.25% of the product of (i) the aggregate principal amount of all euro-denominated term loans and dollar-denominated term loans outstanding under the original credit agreement on the closing date multiplied by (ii) a fraction, the numerator of which is the aggregate principal amount of euro-denominated term B loans and dollar-denominated term B loans outstanding on August 2, 2012 (after giving effect to certain conversions to occur on or after August 2, 2012 pursuant to the amended and restated credit agreement) and the denominator of which is the aggregate principal amount of all outstanding term loans on August 2, 2012 and (y) 0.25% of the aggregate principal amount of all outstanding euro-denominated term B-1 loans and dollar-denominated term B-1 loans, in each case in equal calendar quarterly installments until maturity of the loan and after giving effect to the application of any prepayments. Through May 31, 2013, the total amount of required payments under the Company’s term loan facilities was $33.5 million. The cash flow and asset-based revolving credit facilities and the notes do not have terms for mandatory principal paydowns. To calculate the U.S. dollar equivalent on outstanding balances, the Company used a currency conversion rate of 1 euro to $1.2988 and $1.2441, which represents the currency exchange rate from euros to U.S. dollars on May 31, 2013 and May 31, 2012, respectively.

The Company’s revolving borrowing base available under all debt facilities at May 31, 2013 was $787.0 million, which is net of the borrowing base limitations relating to the asset-based revolving credit facility.

As of May 31, 2013, $11.6 million of financing fees related to the Company’s credit agreement remain in long-term assets and continue to be amortized through interest expense over the remaining life of the credit agreement. Additionally, $68.9 million of new financing fees related to the refinancing referenced below are also in long-term assets and will be amortized through interest expense over the remaining lives of the new debt instruments.

Each of Biomet, Inc.’s existing wholly owned domestic subsidiaries fully, unconditionally, jointly, and severally guarantee the 6.500% senior notes due 2020 on a senior unsecured basis and the 6.500% senior subordinated notes due 2020 on a senior subordinated unsecured basis, in each case to the extent such subsidiaries guarantee Biomet, Inc.’s senior secured credit facilities. LVB Acquisition, Inc. is neither an issuer nor guarantor of the notes described within this footnote.

Notes Offerings and Concurrent Tender Offers

On August 8, 2012, Biomet completed its offering of $1,000.0 million aggregate principal amount of new 6.500% senior notes due 2020. Biomet used the net proceeds of that offering to fund a tender offer for any and all of its outstanding 10 3⁄8% / 11 1⁄8% senior PIK toggle notes due 2017, or Senior Toggle Notes, including related fees and expenses, to redeem the remaining Senior Toggle Notes not tendered in the tender offer and to redeem $140.0 million aggregate principal amount of the 11 5⁄8% senior subordinated notes due 2017, or 11 5⁄8% Senior Subordinated Notes. Approximately 70% of the Senior Toggle Notes were tendered in August 2012. The remaining Senior Toggle Notes and $140.0 million aggregate principal amount of the 11 5⁄8% Senior Subordinated Notes were redeemed in September 2012.

On October 2, 2012, Biomet, Inc. completed its offering of $825.0 million aggregate principal amount of 6.500% senior notes due 2020 as part of a further issuance of 6.500% senior notes due 2020. The Company used the net proceeds of this offering to fund a tender offer for any and all of its 10% senior notes due 2017, or 10% Senior Notes, including related fees and expenses and to redeem 10% Senior Notes not accepted for purchase in such tender offer. Concurrently with this offering, Biomet also completed an offering of $800.0 million aggregate principal amount of 6.500% senior subordinated notes due 2020. Biomet used the net proceeds of the subordinated notes offering together with cash on hand, to fund a tender offer for up to $800.0 million aggregate principal amount of its 11 5⁄8% Senior Subordinated Notes, including related fees and expenses and to redeem 11 5⁄8% Senior Subordinated Notes not accepted for purchase in such tender offer, $343.4 million in aggregate principal amount, or approximately 45.12% of the 10% Senior Notes outstanding, were validly tendered and not withdrawn, and $384.2 million aggregate principal amount, or approximately 43.91% of the 11 5⁄8% Senior Subordinated Notes outstanding, were validly tendered and not withdrawn, in each case as of the early tender deadline of October 1, 2012. On November 1, 2012, Biomet retired all outstanding 10% Senior Notes and 11 5⁄8% Senior Subordinated Notes not accepted for purchase in the tender offer using cash on hand and asset-based revolver proceeds.

The Company recorded a loss on the retirement of bonds of $155.2 million during the year ended May 31, 2013 in other (income) expense, related to the tender/retirement of the Senior Toggle Notes, 10% Senior Notes and 11 5⁄8% Senior Subordinated Notes. The Company wrote off deferred financing fees related to the tender/retirement of the Senior Toggle Notes, 10% Senior Notes and 11 5⁄8% Senior Subordinated Notes described above and the replacement of the existing cash flow revolvers, asset-based revolver and term loans described below of $17.1 million during the year ended May 31, 2013, in other (income) expense.

Amendment and Restatement Agreement-Senior Secured Credit Facilities

On August 2, 2012, Biomet entered into an amendment and restatement agreement that amended its existing senior secured credit facilities. The amendment (i) extended the maturing of approximately $1,007.2 million of its U.S. dollar-denominated term loans and approximately €631.3 million of its euro-denominated term loans under the credit facility to July 25, 2017 and (ii) refinanced and replaced the then-existing alternative currency revolving credit commitments under the credit facility with a new class of alternative currency revolving credit commitments in an aggregate amount of $165.0 million and refinanced and replaced the then-existing U.S. dollar revolving credit commitments under the credit facility with a new class of U.S. dollar-denominated revolving credit commitments in an aggregate amount of $165.0 million. The new revolving credit commitments will mature on April 25, 2017, except that if as of December 23, 2014, there is an outstanding aggregate principal amount of non- extended U.S. dollar and euro term loans in excess of $200.0 million, then such revolving credit commitments will mature on December 24, 2014. The remaining term loans of the lenders under the senior secured credit facilities who did not elect to extend such loans will continue to mature on March 25, 2015.

Joinder Agreement

On October 4, 2012, LVB, Biomet and certain subsidiaries of Biomet entered into a joinder agreement, or the Joinder, with Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, each lender from time to time party thereto and each of the other parties identified as an “Extending Term Lender.” The Joinder was entered into pursuant to that certain Credit Agreement, dated as of September 25, 2007, as amended and restated by that certain Amendment and Restatement Agreement dated as of August 2, 2012, or the Amendment, by and among Biomet, LVB, certain subsidiaries of Biomet, Bank of America, N.A. and each lender from time to time party thereto. The Amendment, among other things, provides Biomet with the ability to request an extension of the scheduled maturity dates of its existing term loans in one or more series of tranches.

By entering into the Joinder, the joining lenders have agreed to extend the maturity of (i) approximately $392.7 million of Biomet’s U.S. dollar-denominated term loans and (ii) approximately €32.9 million of Biomet’s euro-denominated term loans, to July 25, 2017. The term loans extended pursuant to the Joinder are on terms identical to the terms loans that were extended pursuant to the Amendment. The remaining term loans of the lenders who have not elected to extend their loans will continue to mature on March 25, 2015.

Refinancing of Asset-Based Revolving Credit Facility

On November 14, 2012, Biomet replaced and refinanced its asset-based revolving credit facility with a new asset-based revolving credit facility that has a U.S. tranche of up to $400.0 million and a European borrower tranche denominated in euros of up to the euro-equivalent of $100.0 million. The European borrower tranche is secured by certain foreign assets of European subsidiary borrowers and the U.S. borrowers under the U.S. tranche guarantee the obligations of any such European subsidiary borrowers (and such guarantees are secured by the current assets collateral that secures the direct obligations of such U.S. borrowers under such U.S. tranche).

Refinancing of U.S. dollar-denominated Term Loan

On December 27, 2012, Biomet completed a $730.0 million add-on to the extended U.S. dollar-denominated term loan. The proceeds from the add-on were used to refinance the non-extended U.S. dollar-denominated term B loan, which was net of fees associated with the add-on closing. The terms of the add-on are consistent with the terms in the Amendment and Restatement Agreement-Senior Secured Credit Facilities explanation above.

As of May 31, 2013 and 2012, short-term borrowings consisted of the following:

(in millions)	May 31, 2013	May 31, 2012
Senior secured credit facilities	$33.3	$34.3
Non-U.S. facilities	7.0	1.3

Total	$40.3	$35.6

Summarized in the table below are the Company’s long-term obligations as of May 31, 2013:

(in millions)	Total	2014	2015	2016	2017	2018	Thereafter
Long-term debt (including current maturities)	$5,966.4	$40.3	$348.7	$29.9	$29.9	$2,853.6	$2,664.0

The Company currently is restricted in its ability to pay dividends under various covenants of its debt agreements, including its credit facilities and the indentures governing its notes. The Company does not expect for the foreseeable future to pay dividends on its common stock, and did not during fiscal 2013 or fiscal 2012. Any future determination to pay dividends will depend upon, among other factors, its results of operations, financial condition, cash flows, capital requirements, any contractual restrictions and any other considerations the Company’s Board of Directors deems relevant.

Note 8—Fair Value Measurements.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair value measurements are principally applied to (1) financial assets and liabilities such as marketable equity securities and debt securities, (2) investments in equity and other securities, and (3) derivative instruments consisting of interest rate swaps. These items are marked-to-market at each reporting period to fair value. The information in the following paragraphs and tables primarily addresses matters relative to these financial assets and liabilities.

•	Level 1—Inputs are quoted prices in active markets for identical assets or liabilities. The Company’s Level 1 assets include money market investments and marketable equity securities.

•	Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. The Company’s Level 2 assets and liabilities primarily include Greek bonds, time deposits, interest rate swaps, pension plan assets (equity securities, debt securities and other) and foreign currency exchange contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

•	Level 3—Inputs are unobservable for the asset or liability. The Company’s Level 3 assets include other equity investments. See the section below titled Level 3 Valuation Techniques for further discussion of how the Company determines fair value for investments classified as Level 3.

The following table provides information by level for assets and liabilities that are measured at fair value on a recurring basis at May 31, 2013 and 2012:

	Fair Value at May 31, 2013	Fair Value Measurement Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Assets:
Money market funds	$93.1	$93.1	$—	$—
Time deposits	31.5	—	31.5	—
Greek bonds	5.6	—	5.6	—
Pension plan assets	137.6	—	137.6	—
Foreign currency exchange contracts	0.5	—	0.5	—
Equity securities	1.4	1.3	—	0.1

Total assets	$269.7	$94.4	$175.2	$0.1

Liabilities:
Interest rate swaps	$54.1	$—	$54.1	$—
Foreign currency exchange contracts	0.6	—	0.6	—

Total liabilities	$54.7	$—	$54.7	$—

	Fair Value at May 31, 2012	Fair Value Measurement Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Assets:
Money market funds	$303.1	$303.1	$—	$—
Time deposits	36.3	—	36.3	—
Greek bonds	6.3	—	6.3	—
Pension plan assets	108.7	—	108.7	—
Foreign currency exchange contracts	0.2	—	0.2	—
Other	0.2	—	—	0.2

Total assets	$454.8	$303.1	$151.5	$0.2

Liabilities:
Interest rate swaps	$76.2	$—	$76.2	$—
Foreign currency exchange contracts	0.2	—	0.2	—

Total liabilities	$76.4	$—	$76.4	$—

Level 3 Valuation Techniques

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity where the determination of fair value requires significant judgment or estimation. Level 3 investment securities primarily include other equity investments for which there was a decrease in the observation of market pricing. As of May 31, 2013 and 2012, these securities were valued primarily using internal cash flow valuation that incorporates transaction details such as contractual terms, maturity, timing and amount of future cash flows, as well as assumptions about liquidity and credit valuation adjustments of marketplace participants.

The estimated fair value of the Company’s long-term debt, including the current portion, at May 31, 2013 and 2012 was $6,090.4 million and $5,978.4 million, respectively, compared to carrying values of $5,966.4 million. and $5,827.8 million, respectively. The fair value of the Company’s traded debt was estimated using quoted market prices for the same or similar instruments. The fair value of the Company’s variable rate term debt was estimated using Bloomberg composite quotes. In determining the fair values and carrying values, the Company considers the terms of the related debt and excludes the impacts of debt discounts and interest rate swaps.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

During the years ended May 31, 2013, 2012 and 2011, the Company measured nonfinancial long-lived assets and liabilities at fair value in conjunction with the impairments of the spine & bone healing, dental and Europe reporting units. The Company used the income approach to measure the fair value of the reporting units and related intangible assets. See Note 6 for a full description of key assumptions. The inputs used in the impairment fair value analysis fall within Level 3 due to the significant unobservable inputs used to determine fair value.

The Company is exposed to certain market risks relating to its ongoing business operations, including foreign currency risk, interest rate risk and commodity price risk. The Company currently manages foreign currency risk and interest rate risk through the use of derivatives.

Note 9—Derivative Instruments and Hedging Activities.

The Company is exposed to certain market risks relating to its ongoing business operations, including foreign currency risk, interest rate risk and commodity price risk. The Company currently manages foreign currency risk and interest rate risk through the use of derivatives.

Derivatives Designated as Hedging Instruments

Foreign Currency Instruments—Certain assets, liabilities and forecasted transactions are exposed to foreign currency risk, primarily the fluctuation of the U.S. dollar against the euro. The Company has hedged a portion of its net investment in its European subsidiaries with the issuance of a €875.0 million (approximately $1,207.4 million at September 25, 2007) principal amount euro term loan on September 25, 2007. The Company’s net investment in its European subsidiaries at the hedging date of September 25, 2007 was €1,238.0 million ($1,690.0 million). As of May 31, 2013, the Company’s net investment in European subsidiaries totaled €1,757.4 million ($2,282.6 million) and the outstanding principal balance of the euro term loan was €827.2 million ($1,074.3 million) of which €760.7 million ($988.0 million) was designated as a net investment hedge. The difference of €996.7 million ($1,294.6 million) is unhedged as of May 31, 2013. Hedge effectiveness is tested quarterly to determine whether hedge treatment is still appropriate. The Company tests effectiveness on this net investment hedge by determining if the net investment in its European subsidiaries is greater than the outstanding euro-denominated debt balance. Any amount of a derivative instrument designated as a hedge determined to be ineffective is recorded as other (income) expense.

The table below summarizes existing swap agreements at May 31, 2013 and 2012:

(U.S. dollars and euros in millions)

Structure	Currency	Notional Amount	Effective Date	Termination Date	Fair Value at May 31, 2013 Asset (Liability)	Fair Value at May 31, 2012 Asset (Liability)
5 years	EUR	€230.0	September 25, 2007	September 25, 2012	$—	$(3.5)
5 years	EUR	40.0	March 25, 2008	March 25, 2013	—	(1.4)
5 years	EUR	200.0	September 25, 2012	September 25, 2017	(11.3)	(9.5)
5 years	EUR	200.0	September 25, 2012	September 25, 2017	(11.1)	(9.3)
5 years	USD	$585.0	September 25, 2007	September 25, 2012	—	(8.9)
5 years	USD	190.0	March 25, 2008	March 25, 2013	—	(4.2)
5 years	USD	325.0	December 26, 2008	December 25, 2013	(3.8)	(9.0)
5 years	USD	195.0	September 25, 2009	September 25, 2014	(6.7)	(10.5)
2 years	USD	190.0	March 25, 2013	March 25, 2015	(1.7)	(1.0)
3 years	USD	270.0	December 27, 2013	September 25, 2016	(5.2)	(3.8)
5 years	USD	350.0	September 25, 2012	September 25, 2017	(7.5)	(8.0)
5 years	USD	350.0	September 25, 2012	September 25, 2017	(7.4)	(7.9)
Credit valuation adjustment					0.6	0.8

Total interest rate instruments					$(54.1)	$(76.2)

The interest rate swaps are recorded in other accrued expenses and other long-term liabilities. As a result of cash flow hedge treatment being applied, all unrealized gains and losses related to the derivative instruments are recorded in accumulated other comprehensive income (loss). Hedge effectiveness is tested quarterly to determine if hedge treatment is still appropriate. The amount of ineffectiveness was not material for any period presented. The tables below summarize the effective portion and ineffective portion of the Company’s interest rate swaps for the years ended May 31, 2013, 2012 and 2011:

(in millions)	May 31, 2013	May 31, 2012	May 31, 2011
Derivatives in cash flow hedging relationship
Interest rate swaps:
Amount of (gain) loss recognized in OCI	$22.0	$20.5	$33.1
Amount of (gain) loss reclassified from accumulated OCI into interest expense (effective portion)(1)	49.5	69.0	87.9
Amount (gain) loss recognized in other (income) expense (ineffective portion and amount excluded from effectiveness testing)	—	—	—

(1)	Amounts herein have been adjusted to reflect the corrected gross losses reclassified from accumulated other comprehensive income into interest expense for the years ended May 31, 2013, 2012, and 2011, respectively.

As of May 31, 2013, the effective interest rate, including the applicable lending margin, on 63.48% ($1,410.0 million) of the outstanding principal of the Company’s U.S. dollar term loan was fixed at 5.51% through the use of interest rate swaps. The effective interest rate on 48.36% (€400.0 million) of the outstanding principal of the Company’s euro term loan was fixed at 5.55% through the use of interest rate swaps. The remaining unhedged balances of the U.S. dollar and euro term loans had effective interest rates of 3.85% and 3.67%, respectively. As of May 31, 2013 and 2012, the Company’s effective weighted average interest rate on all outstanding debt, including the interest rate swaps, was 6.29% and 7.80%, respectively.

Derivatives Not Designated as Hedging Instruments

Foreign Currency Instruments—The Company faces transactional currency exposures that arise when it or its foreign subsidiaries enter into transactions, primarily on an intercompany basis, denominated in currencies other than their functional currency. The Company enters into short-term forward currency exchange contracts in order to mitigate the currency exposure related to these intercompany payables and receivables arising from intercompany trade. The Company does not designate these contracts as hedges; therefore, all forward currency exchange contracts are recorded at their fair value each period, with the resulting gains and losses recorded in other (income) expense. Any foreign currency remeasurement gains or losses recognized in a period are generally offset with gains or losses on the forward currency exchange contracts. As of May 31, 2013, the fair value of the Company’s derivatives not designated as hedging instruments on a gross basis were assets of $0.5 million recorded in prepaid expenses and other, and liabilities of $0.6 million recorded in other accrued expenses.

Note 10—Retirement and Pension Plans.

The Company has a defined contribution profit sharing plan which covers substantially all of the employees, or team members, within the continental U.S. and allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company currently matches 100% of the team member’s contribution, up to a maximum amount equal to 6% of the team member’s compensation. The amounts expensed under this profit sharing plan for the years ended May 31, 2013, 2012 and 2011 were $12.7 million, $11.6 million and $10.9 million, respectively.

The Company’s European executive officers in certain countries were eligible to participate in Europe’s defined contribution plan. Each year, in the Company’s sole discretion, the Company may contribute a percentage of employees’ pensionable salaries based on their age at January 1. The amounts expensed under this profit sharing plan for the years ended May 31, 2013, 2012 and 2011 were $8.0 million, $7.2 million and $6.9 million, respectively.

The Company sponsors various retirement and pension plans, including defined benefit plans, for some of its foreign operations. Many foreign employees are covered by government sponsored programs for which the direct cost to the Company is not significant. Retirement plan benefits are primarily based on the employee’s compensation during the last several years before retirement and the employee’s number of years of service for the Company.

Some foreign subsidiaries have plans under which funds are deposited with trustees, annuities are purchased under group contracts or reserves are provided. The Company used May 31, 2013, 2012 and 2011 as the measurement date for the foreign pension plans.

Net periodic benefit costs for the Company’s defined benefit plans include the following components:

(in millions)	Year Ended May 31, 2013	Year Ended May 31, 2012	Year Ended May 31, 2011
Net periodic benefit costs:
Service costs	$2.9	$0.6	$0.8
Interest costs	6.1	6.3	6.8
Expected return on plan assets	(5.1)	(5.6)	(5.1)
Recognized actuarial losses	2.7	1.6	1.1

Net periodic benefit costs:	$6.6	$2.9	$3.6

The following table sets forth information related to the benefit obligation and the fair value of plan assets at May 31, 2013 and 2012 for the Company’s defined benefit retirement plans. The Company maintains no post- retirement medical or other post-retirement plans in the United States.

(in millions)	May 31, 2013	May 31, 2012
Change in Benefit Obligation
Projected benefit obligation—beginning of year	$128.1	$125.3
Service costs	2.9	0.6
Interest costs	6.1	6.3
Plan participant contribution	0.4	—
Actuarial (gains)/losses	20.1	10.2
Benefits paid from plan	(4.2)	(5.2)
Net transfer in	16.6	—
Effect of exchange rates	(2.5)	(9.1)

Projected benefit obligation—end of year	$167.5	$128.1

Accumulated benefit obligation	$165.1	$127.2

Change in Plan Assets
Plan assets at fair value—beginning of year	$108.7	$104.1
Actual return on plan assets	15.5	10.2
Company contribution	7.6	6.3
Plan participant contribution	0.4	—
Benefits paid from plan	(4.0)	(5.0)
Net transfer in	12.1	—
Effect of exchange rates	(2.7)	(6.9)

Plan assets at fair value—end of year	$137.6	$108.7

Unfunded status at end of year	$29.9	$19.4

Amounts recognized in the Company’s consolidated balance sheets consist of the following:

(in millions)	May 31, 2013	May 31, 2012
Deferred income tax asset	$9.5	$6.3
Employee related obligations	29.9	19.4
Other comprehensive income (loss)	(10.0)	(3.0)

Amounts expected to be recognized in Net Periodic Cost in the coming year for the Company’s defined benefit retirement plans (in millions)

Year Ended May 31, 2014
Amortization of net actuarial losses	$4.6

The weighted-average assumptions in the following table represent the rates used to develop the actuarial present value of the projected benefit obligation for periods presented and also the net periodic benefit cost for the following years.

	Year Ended May 31, 2013	Year Ended May 31, 2012	Year Ended May 31, 2011
Discount rate	4.00%	4.57%	5.50%
Expected long-term rate of return on plan assets	4.20%	4.51%	5.57%
Rate increase in compensation levels	2.70%	2.58%	2.89%

The projected future benefit payments from the Company’s defined benefit retirement plans are $3.9 million for fiscal 2014, $4.6 million for fiscal 2015, $4.3 million for fiscal 2016, $4.5 million for fiscal 2017, $4.7 million for fiscal 2018 and $29.6 million for fiscal 2019 to 2023. The Company expects to pay $3.9 million into the plans during fiscal 2014. In certain countries, the funding of pension plans is not a common practice. Consequently, the Company has several pension plans which are not funded.

The Company’s retirement plan asset allocation at May 31, 2013 was 45% to debt securities, 31% to equity securities, and 24% to other. The Company’s retirement plan asset allocation at May 31, 2012 was 48% to debt securities, 40% to equity securities, and 12% to other.

Strategic asset allocations are determined by country, based on the nature of the liabilities and considering demographic composition of the plan participants (average age, years of service and active versus retiree status). The Company’s plans are considered non-mature plans and the long-term strategic asset allocations are consistent with these types of plans. Emphasis is placed on diversifying on a broad basis combined with currency matching the fixed income assets.

Note 11—Accumulated Other Comprehensive Income (Loss).

Accumulated other comprehensive income (loss) includes currency translation adjustments, certain derivative-related activity, changes in the value of available-for-sale investments and changes in pension assets. The Company generally deems its foreign investments to be essentially permanent in nature and does not provide for taxes on currency translation adjustments arising from translating the investment in a foreign currency to U.S. dollars. When the Company determines that a foreign investment is no longer permanent in nature, estimated taxes are provided for the related deferred tax liability (asset), if any, resulting from currency translation adjustments.

Accumulated other comprehensive income (loss) and the related components, net of tax, are included in the table below:

(in millions)	Unrecognized actuarial gain (loss)	Foreign currency translation adjustments	Unrealized gain (loss) on interest rate swaps	Unrealized gain (loss) on available-for-sale securities	Accumulated other comprehensive income (loss)
May 31, 2011	$1.2	$235.8	$(60.4)	$(4.8)	$171.8
OCI before reclassifications	(4.2)	(62.1)	(30.4)	4.3	(92.4)
Reclassifications	—	—	43.5	—	43.5

May 31, 2012	$(3.0)	$173.7	$(47.3)	$(0.5)	$122.9
OCI before reclassifications	(7.0)	(138.2)	(18.1)	3.3	(160.0)
Reclassifications	—	—	31.2	—	31.2

May 31, 2013	$(10.0)	$35.5	$(34.2)	$2.8	$(5.9)

Reclassifications adjustments from OCI are included in the table below:

(in millions)	Year Ended May 31, 2013	Year Ended May 31, 2012	Year Ended May 31, 2011	Location on Statement of Operations
Interest rate swaps	$49.5	$69.0	$87.9	Interest expense

The tax effects in other comprehensive income are included in the tables below:

	Year Ended May 31, 2013
(in millions)	Before Tax	Tax	Net of Tax
Unrecognized actuarial gain (loss)	$(7.1)	$0.1	$(7.0)
Foreign currency translation adjustments	(142.5)	4.3	(138.2)
Unrealized gain (loss) on interest rate swaps	(27.6)	9.5	(18.1)
Reclassifications on interest rate swaps	49.5	(18.3)	31.2
Unrealized gain (loss) on available-for-sale securities	3.4	(0.1)	3.3

Other comprehensive loss:	$(124.3)	$(4.5)	$(128.8)

	Year Ended May 31, 2012
(in millions)	Before Tax	Tax	Net of Tax
Unrecognized actuarial gain (loss)	$(3.4)	$(0.8)	$(4.2)
Foreign currency translation adjustments	(79.9)	17.8	(62.1)
Unrealized gain (loss) on interest rate swaps	(48.1)	17.7	(30.4)
Reclassifications on interest rate swaps	69.0	(25.5)	43.5
Unrealized gain (loss) on available-for-sale securities	4.3	—	4.3

Other comprehensive loss:	$(58.1)	$9.2	$(48.9)

	Year Ended May 31, 2011
(in millions)	Before Tax	Tax	Net of Tax
Unrecognized actuarial gain (loss)	$4.7	$(0.2)	$4.5
Foreign currency translation adjustments	330.3	(65.9)	264.4
Unrealized gain (loss) on interest rate swaps	(54.8)	18.8	(36.0)
Reclassifications on interest rate swaps	87.9	(32.4)	55.5
Unrealized gain (loss) on available-for-sale securities	(6.9)	0.9	(6.0)

Other comprehensive income:	$361.2	$(78.8)	$282.4

The tables above have been modified to reflect the retrospective application of ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income for all periods presented.

Note 12—Share-based Compensation and Stock Plans.

The Company expenses all share-based payments to employees and non-employee distributors, including stock options, leveraged share awards and RSUs, based on the grant date fair value over the required award service period using the graded vesting attribution method. As the Company’s common stock is not currently traded on a national securities exchange, the fair market value of the Company’s common shares is determined by the Compensation Committee. For awards with a performance vesting condition, the Company recognizes expense when the performance condition is considered probable to occur. Share-based compensation expense recognized for the years ended May 31, 2013, 2012 and 2011 was $38.3 million, $16.0 million and $12.7 million, respectively. The increase in the expense was related to the modification that is described below.

On July 2, 2012, LVB launched a tender offer to eligible employees to exchange all of the stock options and RSUs held by such employees for new stock options and RSUs. Following the expiration of the tender offer on July 30, 2012, LVB accepted for exchange eligible options to purchase an aggregate of 29,821,500 shares of common stock and eligible RSUs underlying an aggregate of 3,665,000 shares of common stock. In accordance with the terms and conditions of the tender offer, on July 31, 2012, the Company granted 29,821,500 new options and 10,795,000 new RSUs in exchange for the cancellation of such tendered options and RSUs.

The objective of the tender offer was to provide employees who elected to participate with new options and new RSUs, the terms of which preserve the original incentive effect of the Company’s equity incentive programs in light of market and industry-wide economic conditions. The terms of the new stock options differed in respect to the tendered options principally with respect to:

•	Exercise Price—The exercise price for the new stock options was lowered to the current fair value of $7.88 per share.

•	Vesting Periods—All prior options that were vested as of the completion date of the tender offer remain vested. All time-vesting options which were unvested as of the completion date of the tender offer will continue to vest on the same schedule on which they were originally granted. All unvested replacement extended time vesting options and modified performance options will vest on a schedule which is generally two years longer than the original vesting schedule, but in no case past 2017.

•	Performance Vesting Threshold—The new modified performance options will vest over the new vesting period if, as of the end of the Company’s most recent fiscal year ending on or prior to such vesting date, Biomet, Inc. has achieved the EBITDA target for such fiscal year determined by the Compensation Committee of the Board of Directors of the Company on or before the ninetieth (90th) day of such fiscal year and consistent with the Company’s business plan.

The terms of the new RSUs are different from the tendered RSUs with respect to the vesting schedule, performance conditions and settlement. The new RSUs are granted subject to either a time-based vesting or a performance-based vesting requirement. Unlike the exchanged RSUs, the new RSUs do not vest in full on May 31, 2016 regardless of satisfaction of the vesting conditions. In addition, following the termination of employment with the Company, new RSUs, whether vested or unvested, will be forfeited if such employee provides services to any competitor of the Company. In addition, participants holding new RSUs will also receive new awards called management dividend awards representing the right to receive a cash payment. Management dividend awards vest on a one-to-one basis with each new time-based RSU. Vested management dividend awards will be paid by cash distributions promptly following each anniversary of the grant date until the earlier of an initial public offering of the Company or the fifth anniversary of the grant date, subject to withholding taxes. Upon termination of employment for any reason, management dividend awards will be forfeited. The new RSUs were granted under the Company’s 2012 Restricted Stock Unit Plan, which was adopted by LVB on July 31, 2012. The maximum number of shares of common stock, par value $0.01 per share, that may be issued under the Company’s 2012 Restricted Stock Unit Plan is 14,000,000, subject to adjustment as described in the Plan. The management dividend awards are accounted for as liabilities.

On March 27, 2013, the Compensation Committee of LVB approved and adopted an Amended LVB Acquisition, Inc. 2012 Restricted Stock Unit Plan. The amendment permits certain participants in the Plan to be eligible to elect to receive a cash award with respect to their vested time-based RSUs subject to certain conditions, including the satisfaction of certain Company performance thresholds with respect to Adjusted EBITDA and unlevered free cash flow. To the extent the Company performance conditions have been satisfied for the applicable fiscal year, eligible participants will be entitled to elect to receive a cash award based on the fair market value of the Company’s common stock on the first day of the applicable election period, payable in three installments over a two-year period, with respect to their vested time-based restricted stock units and such vested time-based restricted stock unit will be forfeited upon such election. Payment of the cash award is subject to the participants’ continued employment through the payment date (other than with respect to a termination by the Company without cause).

During the second quarter of fiscal year 2013, the distributor options were modified to lower the exercise price to the current fair value of $7.88 per share.

Stock Options

The Company grants stock option awards under the Company’s 2007 LVB Plan, with the modifications described above. When the 2007 LVB Plan became effective, there were 37,520,000 shares of common stock reserved for issuance in connection with LVB Awards to be granted thereunder. Effective December 31, 2010, the 2007 LVB Plan was amended to increase the authorized share pool by 1,000,000 shares. During the year ended May 31, 2013, stock options were granted with an exercise price of $7.88 and a fair value of the underlying stock of $7.88 on the date of the grant and have 10-year terms. The fair value is determined by taking the average value assigned to the Company on a quarterly basis by its Principal Stockholders, three of which have SEC periodic reporting requirements. Vesting of employee stock options are split into two categories: 1) time based options-75% of option grants generally vesting ratably over 5 years and 2) performance based options-25% of stock option grants generally vesting over 5 years, contingent upon the Company achieving certain Adjusted EBITDA targets in each of those years. As of May 31, 2013, there were 2,552,711 shares available for issuance under the 2007 LVB Plan.

In 2008, the Board of Directors adopted an addendum to the 2007 LVB Plan, which provides for the grant of leveraged equity awards under the 2007 LVB Plan, or the LVB Leveraged Awards, and together with the LVB Options, the LVB Awards, to certain of the Company’s European employees. LVB Leveraged Awards permit participants to purchase shares of common stock using the proceeds of non-recourse loans from LVB, which shares remain subject to forfeiture and other restrictions prior to the participant’s repayment of the loan. LVB leveraged award shares outstanding were 504,500 shares, 504,500 shares and 504,500 shares as of May 31, 2013, 2012 and 2011, respectively.

Upon termination of a participant’s employment, the 2007 LVB Plan provides that any unvested portion of a participant’s LVB Award will be forfeited, and that the vested portion of his or her LVB Award will expire on the earliest of (1) the date the participant’s employment is terminated for cause, (2) 30 days following the date the participant resigns without good reason, (3) 90 days after the date the participant’s employment is terminated either by us for any reason other than cause, death or disability or by the participant with good reason, (4) one year after the date the participant’s employment is terminated by reason of death or disability, or (5) the tenth anniversary of the grant date of the LVB Award.

Prior to receiving shares of common stock (whether pursuant to the exercise of LVB Options, purchased pursuant to an LVB Leveraged Award or otherwise), participants must execute a Management Stockholders’ Agreement, which provides that the shares are subject to certain transfer restrictions, put and call rights, and tag along and drag along rights (and, with respect to certain senior members of management, limited re-offer registration and preemptive rights).

The following table summarizes stock option activity for the years ended May 31, 2013, 2012 and 2011:

	Stock Options	Weighted Average Exercise Price
Outstanding, May 31, 2010	35,286,500	$10.00
Granted	2,274,000	10.00
Forfeitures	(2,535,875)	10.00

Outstanding, May 31, 2011	35,024,625	$10.00
Granted	2,594,500	10.00
Forfeitures	(2,867,417)	10.00

Outstanding, May 31, 2012	34,751,708	$10.00
Granted	3,564,600	7.88
Forfeitures	(2,349,019)	7.88

Outstanding, May 31, 2013	35,967,289	$7.88

The weighted average fair value of options granted during the years ended May 31, 2013, 2012 and 2011, was $2.23, $1.76 and $3.21, respectively. The Company estimates the fair value of each option primarily using the Black-Scholes option pricing model. Expected volatilities for grants are generally based on historical volatility of the Company’s competitors’ stock. The risk-free rates for periods within the expected life of the option are based on the U.S. Treasury yield curve in effect at the time of grant. As of May 31, 2013, there was approximately $23.1 million of unrecognized share-based compensation expense related to nonvested employee stock options granted under the Company’s plan and is expected to be recognized over a weighted average period of 3.1 years.

The fair value estimates are based on the following weighted average assumptions:

	May 31, 2013	May 31, 2012
Risk-free interest rate	0.69%	0.87%
Dividend yield	—	—
Expected volatility	30.91%	30.55%
Expected life in years	6.0	6.0

The following table summarizes information about outstanding stock options, as of May 31, 2013 and 2012, that were (a) vested and (b) exercisable:

	Outstanding Stock Options Already Vested and Expected to Vest		Options that are Exercisable
	2013	2012	2013	2012
Number of outstanding options	35,967,289	34,751,708	24,620,247	21,266,528
Weighted average remaining contractual life	6.8 years	6.1 years	6.4 years	5.7 years
Weighted average exercise price per share	$7.88	$10.00	$7.88	$10.00
Intrinsic value	—	—	—	—

Restricted Stock Units

Effective February 10, 2011, the Board of Directors adopted and approved a Restricted Stock Unit Plan, or the Prior RSU Plan. Following the expiration of the tender offer with respect to the RSUs described above, the Board of Directors adopted and approved the LVB Acquisition, Inc. 2012 Restricted Stock Unit Plan, or the New RSU Plan and, together with the Prior RSU Plan, the RSU Plans. The new RSUs issued pursuant to the tender offer were issued under the New RSU Plan. All of the outstanding RSUs issued under the Prior RSU Plan were tendered for exchange pursuant to the tender offer and no RSUs issued under the Prior RSU Plan remain outstanding. The aggregate number of shares available for issuance pursuant to the terms of the New RSU Plan is 14,000,000, up to 10,000,000 of which may be time-based RSUs and up to 4,000,000 of which may be performance-based RSUs. As of May 31, 2013, there were 946,500 shares available for issuance under the New RSU Plan. The purpose of the RSU Plans is to provide executives and certain key employees with the opportunity to receive stock-based performance incentives to retain qualified individuals and to align their interests with the interests of the stockholders. Under the terms of the RSU Plans, the Compensation Committee of the Board of Directors may grant participants RSUs each of which represents the right to receive one share of common stock, subject to certain vesting restrictions and risk of forfeiture. Once granted, RSUs are generally expensed over the required service period. The Company continues to record expense for the Prior RSU Plan. The New RSU Plan requires a liquidity event condition and the incremental expense for the New RSU Plan will be expensed once that condition is met.

The following table summarizes RSU activity for the years ended May 31, 2013, 2012 and 2011:

	RSUs	Weighted Average Grant Date Fair Value
Outstanding at May 31, 2010	—	$—
Granted	3,835,000	10.00
Vested	—	—
Forfeited	—	—

Outstanding at May 31, 2011	3,835,000	$10.00
Granted	30,000	10.00
Vested	—	—
Forfeited	(200,000)	10.00

Outstanding at May 31, 2012	3,665,000	$10.00
Modification impact	(3,665,000)	10.00
Granted	13,631,500	7.88
Vested	—	—
Forfeited	(578,000)	7.88

Outstanding at May 31, 2013	13,053,500	$7.88

The RSUs are measured at their grant date fair value. The expense is recognized for the RSUs ultimately expected to vest, using the straight line method over the service period, which is estimated at approximately five years from the initial grant date. As of May 31, 2013, there was approximately $18.7 million of unrecognized share-based compensation expense related to nonvested RSUs granted under the RSU Plan and is expected to be recognized over a weighted average period of 3.0 years, additionally $102.9 million of expense will be recognized if certain liquidity events occur as detailed in the RSU Plan Agreement.

Note 13—Income Taxes.

The components of loss before income taxes are as follows:

(in millions)	Year Ended May 31, 2013	Year Ended May 31, 2012	Year Ended May 31, 2011
Domestic	$(747.4)	$(796.1)	$(238.2)
Foreign	6.3	205.3	(826.4)

Total	$(741.1)	$(590.8)	$(1,064.6)

The income tax benefit is summarized as follows:

(in millions)	Year Ended May 31, 2013	Year Ended May 31, 2012	Year Ended May 31, 2011
Current:
Federal	$13.7	$(9.5)	$(13.3)
State	6.8	3.0	11.1
Foreign	35.5	42.6	53.9

Sub-total	56.0	36.1	51.7
Deferred:
Federal	(169.3)	(83.6)	(43.1)
State	11.9	(0.9)	(51.2)
Foreign	(16.3)	(83.6)	(172.2)

Sub-total	(173.7)	(168.1)	(266.5)

Total income tax benefit	$(117.7)	$(132.0)	$(214.8)

A reconciliation of the statutory federal income tax rate to the Company’s U.S. effective tax rate is as follows:

	Year Ended May 31, 2013	Year Ended May 31, 2012	Year Ended May 31, 2011
U.S. statutory income tax rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net of federal deduction	(1.8)	(0.5)	(0.6)
Effect of foreign taxes	(1.6)	(1.1)	(2.8)
Change in liability for uncertain tax positions	2.6	(3.7)	1.7
Goodwill impairment	22.4	17.3	13.9
Change in tax laws and rates	2.0	(2.6)	(4.4)
Tax on foreign earnings, net of foreign tax credits	(5.9)	8.9	0.5
Other	1.4	(5.6)	6.5

Effective tax rate	(15.9)%	(22.3)%	(20.2)%

The components of the net deferred income tax assets and liabilities at May 31, 2013 and 2012 are as follows:

(in millions)	May 31, 2013	May 31, 2012
Deferred income tax assets:
Accounts receivable	$14.1	$22.5
Inventories	68.8	62.8
Accrued expenses	85.7	48.9
Tax benefit of net operating losses, tax credits and other carryforwards	106.3	74.9
Future benefit of uncertain tax positions	13.0	12.1
Stock-based compensation	55.7	39.1
Unrealized mark-to-mark and currency gains and losses	33.9	29.0
Other	11.5	0.7

Deferred income tax assets	389.0	290.0
Less: Valuation allowance	(68.8)	(45.7)

Total deferred income tax assets	320.2	244.3
Deferred income tax liabilities:
Property, plant, equipment and Intangibles	(1,316.2)	(1,390.4)
Unremitted foreign earnings	(4.4)	(36.6)
Other	(9.5)	(22.6)

Total deferred income tax liabilities	(1,330.1)	(1,449.6)

Total net deferred income tax liabilities	$(1,009.9)	$(1,205.3)

The Company’s deferred tax assets include federal, state, and foreign net operating loss carryforwards of $6.1 million, $62.5 million ($40.6 million, net of federal benefit) and $22.4 million, respectively. Federal net operating loss carryforwards available are $17.6 million, which begin to expire in 2029. The Company believes it is more likely than not that it will be able to utilize the federal net operating loss carryforwards. The state and foreign net operating loss carryforwards are from various jurisdictions with various carryforward periods.

Deferred tax assets related to tax credits and other carryforwards total $15.3 million as of May 31, 2013. This includes a deferred tax asset for foreign tax credit carryforwards in the amount of $7.6 million, which begin to expire in 2018. The Company believes it is more likely than not that it will be able to utilize the foreign tax credit carryforwards.

As of May 31, 2013, the Company has a $68.8 million valuation allowance against deferred tax assets. This valuation allowance consists of $5.0 million relating to net deferred tax assets for unrealized losses on investments and $63.8 million for net deferred tax assets related to state and foreign net operating losses that management believes, more likely than not, will not be realized.

The Company has not historically provided for U.S. or additional foreign taxes on the excess of the amount of financial reporting over the tax basis of investments in non-U.S. subsidiaries. A company is not required to recognize a deferred tax liability for the outside basis difference of an investment in a non-U.S. subsidiary or a non-U.S. corporate joint venture that is essentially permanent in duration, unless it becomes apparent that such difference will reverse in the foreseeable future. The excess of financial reporting basis over tax basis of investments in non-U.S. subsidiaries is primarily attributable to the financial restatement of the carrying amount of these investments due to the Merger, adjusted for subsequent accumulation of earnings and losses. It is the Company’s practice and intention to continue to permanently reinvest a substantial portion of the reported earnings of its non-U.S. subsidiaries in non-U.S. operations. It is also the Company’s practice and intention to continue to permanently reinvest a substantial portion of the excess cash generated by its non-U.S. subsidiaries. Currently, there are no plans to divest any of the Company’s investments in non-U.S. subsidiaries. As of May 31, 2013, the Company has an accumulated GAAP loss in its Non-US subsidiaries. Therefore, there are no undistributed earnings to disclose. To the extent it is determined that the book tax basis difference could reverse in the foreseeable future, other than related to undistributed earnings, the Company will record a deferred tax liability reflecting the estimated amount of tax that will be payable due to such reversal. If future events, including material changes in estimates of cash, working capital and long-term investment requirements necessitate repatriation of portions of the earnings currently treated as permanently reinvested, under current tax laws an additional tax provision may be required which could have a material effect on our financial results.

During the fiscal years ended May 31, 2013 and 2012, the Company accumulated additional cash of $52.9 million and $136.7 million at its non-U.S. subsidiaries for which it has no specific plans for permanent reinvestment. This cash is expected to be repatriated to the United States in the form of a taxable distribution. Accordingly, the Company recorded a deferred tax liability of $4.4 million and $36.6 million at May 31, 2013 and 2012, respectively. As of May 31, 2013 and 2012, all other undistributed earnings of non-U.S. subsidiaries are considered to be permanently reinvested. It is not practicable to estimate the amount of deferred tax liability related to these permanently reinvested earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	Year Ended May 31, 2013	Year Ended May 31, 2012	Year Ended May 31, 2011
Unrecognized tax benefits, beginning of period	$63.0	$90.9	$73.8
Addition based on tax positions related to the current year	14.1	10.9	20.0
Addition (reduction) for tax positions of prior periods	1.3	(14.8)	5.2
Reduction related to settlements with tax authorities	—	(0.1)	—
Reduction related to lapse of statute of limitations	—	(23.9)	(8.1)

Unrecognized tax benefits, end of period	$78.4	$63.0	$90.9

Included in the amount of unrecognized tax benefits at May 31, 2013 and 2012 are $78.4 million and $61.5 million, respectively, of tax benefits that would impact the Company’s effective tax rate, if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. Related to unrecognized tax benefits noted above, the Company accrued interest of $3.8 million and $(1.7) million during the years ended May 31, 2013 and 2012, respectively. The interest benefit for the year ended May 31, 2012 is primarily due to the reduction in accrued interest from the decrease in unrecognized tax benefits due to the lapse of statute of limitations. As of May 31, 2013 and 2012, the Company has recognized a liability for interest of $14.4 million and $10.6 million, respectively. The Company accrued and recognized an immaterial amount of penalties for the years disclosed.

The Company conducts business globally and, as a result, certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examinations by taxing authorities throughout the world, including major jurisdictions such as Australia, Canada, France, Germany, Japan, Netherlands, Spain, the United Kingdom and the United States. In addition, certain state and foreign tax returns are under examination by various regulatory authorities. The Company is no longer subject to U.S. federal income tax examinations for the fiscal years prior to and including the year ended May 31, 2009.

The Company regularly reviews issues that are raised from ongoing examinations and open tax years to evaluate the adequacy of its liabilities. As the various taxing authorities continue with their audit/examination programs, the Company will adjust its reserves accordingly to reflect these settlements. As of May 31, 2013, the Company does not anticipate a significant change in its worldwide gross liabilities for unrecognized tax benefits within the succeeding twelve months.

Note 14—Segment Reporting.

The Company operates in one reportable segment, musculoskeletal products, which includes the designing, manufacturing and marketing of large joint reconstructive; sports, extremities and trauma, or S.E.T.; spine & bone healing; dental and other products. Other products consist primarily of microfixation products, autologous therapies, general instruments and operating room supplies. The Company operates in various geographies. These geographic markets are comprised of the United States, Europe and International. Major markets included in the International geographic market are Canada, Latin America and the Asia Pacific region.

Net sales by product category for the years ended May 31, 2013, 2012 and 2011 were as follows:

(in millions)	Year Ended May 31, 2013(1)	Year Ended May 31, 2012(1)	Year Ended May 31, 2011(1)
Net sales by product:
Knees	$940.0	$941.8	$914.4
Hips	632.7	633.0	598.0
S.E.T.	600.1	361.6	319.8
Spine, Bone Healing & Microfixation	408.8	411.5	413.7
Dental	257.0	267.7	269.5
Cement, Biologics & Other	214.3	222.5	216.8

Total	$3,052.9	$2,838.1	$2,732.2

(1)	Certain amounts have been adjusted to conform to the current presentation. The current presentation aligns with how the Company presently manages and markets its products.

Net sales by geography for the years ended May 31, 2013, 2012 and 2011 were as follows:

(in millions)	Year Ended May 31, 2013	Year Ended May 31, 2012	Year Ended May 31, 2011
Net sales by geography:
United States	$1,862.2	$1,713.3	$1,659.2
Europe	710.2	702.7	697.8
International(1)	480.5	422.1	375.2

Total	$3,052.9	$2,838.1	$2,732.2

(1)	International primarily includes Canada, Latin America and the Asia Pacific region.

Long-term assets by geography as of May 31, 2013 and 2012 were as follows:

(in millions)	May 31, 2013	May 31, 2012(2)
Long-term assets(1) by geography:
United States	$336.8	$306.8
Europe	255.7	224.3
International	72.7	62.5

Total	$665.2	$593.6

(1)	Defined as property, plant and equipment.
(2)	Prior year amounts have been corrected to remove balances related to goodwill and intangible assets to conform to the current presentation.

Note 15—Contingencies.

The Company is involved in various proceedings, legal actions and claims arising in the normal course of business, including proceedings related to product liability, governmental investigations, intellectual property, commercial litigation and other matters. The outcomes of these matters will generally not be known for an extended period of time. In certain of the legal proceedings, the claimants seek damages, as well as other compensatory relief, which could result in the payment of significant claims and settlements. For legal matters for which management has sufficient information to reasonably estimate the Company’s future obligations, a liability representing management’s best estimate of the probable cost, or the minimum of the range of probable losses when a best estimate within the range is not known, for the resolution of these legal matters is recorded. The estimates are based on consultation with legal counsel, previous settlement experience and settlement strategies. The Company’s accrual for contingencies at May 31, 2013 and May 31, 2012 of $63.5 million and $25.5 million, respectively, primarily relate to certain product liability claims and the Massachusetts U.S. Department of Justice EBI products investigation described below.

Other than the Massachusetts U.S. Department of Justice EBI products investigation and certain product liability claims, for which the estimated loss is included in the accrual referenced above, given the relatively early stages of the other governmental investigations and other product liability claims described below, and the complexities involved in these matters, the Company is unable to estimate a possible loss or range of possible loss for such matters until the Company knows, among other factors, (i) what claims, if any will survive dispositive motion practice, (ii) the extent of the claims, including the size of any potential class, particularly when damages are not specified or are indeterminate, (iii) how the discovery process will affect the litigation, (iv) the settlement posture of the other parties to the litigation and (v) any other factors that may have a material effect on the litigation.

U.S. Department of Justice Consulting Agreement Investigation

On September 27, 2007, Biomet entered into a Deferred Prosecution Agreement with the U.S. Attorney’s Office for the District of New Jersey. The agreement concluded the government’s investigation into whether consulting agreements between the largest orthopedic manufacturers and orthopedic surgeons who use joint reconstruction and replacement products may have violated the federal Anti-Kickback Statute.

Through the agreement, the U.S. Attorney’s Office agreed not to prosecute Biomet in connection with this matter, provided that Biomet satisfied its obligations under the agreement over the 18 months following the date of the Deferred Prosecution Agreement. The agreement called for the appointment of an independent monitor to review Biomet’s compliance with the agreement, particularly in relation to its consulting agreements. On March 27, 2009, the Deferred Prosecution Agreement expired and the complaint was dismissed with prejudice.

As part of the resolution of this matter, Biomet also entered into a Corporate Integrity Agreement with the Office of the Inspector General of the U.S. Department of Health and Human Services. The agreement requires the Company for five years subsequent to September 27, 2007 to continue to adhere to its Code of Business Conduct and Ethics and certain other provisions, including reporting requirements. Biomet submitted its final report under the Corporate Integrity Agreement with the Office of the Inspector General, or OIG-HHS, and received confirmation in January 2013 from OIG-HHS that its obligations under the agreement have terminated.

U.S. Department of Justice EBI Products Investigations and Other Matters

In June 2013, Biomet received a subpoena from the U.S. Attorney’s Office for the District of New Jersey requesting various documents relating to the fitting of custom-fabricated or custom-fitted orthoses, or bracing, to patients in New Jersey, Texas and Washington. The Company is currently in the process of evaluating the scope of the subpoena and intends to fully cooperate with the request of the U.S. Attorney’s Office. The Company can make no assurances as to the time or resources that will be needed to devote to this inquiry or its final outcome.

In February 2010, Biomet received a subpoena from the Office of the Inspector General of the U.S. Department of Health and Human Services requesting various documents relating to agreements or arrangements between physicians and the Company’s Interpore Cross subsidiary for the period from 1999 through the present and the marketing and sales activities associated with Interpore Cross’ spinal products. Biomet is cooperating with the request of the Office of the Inspector General. The Company can make no assurances as to the time or resources that will be needed to devote to this inquiry or its final outcome.

In April 2009, Biomet received an administrative subpoena from the U.S. Attorney’s Office for the District of Massachusetts requesting various documents relating primarily to the Medicare reimbursement of and certain business practices related to the Company’s EBI subsidiary’s non-invasive bone growth stimulators. It is the Company’s understanding that competitors in the non-invasive bone growth stimulation market received similar subpoenas. The Company received subsequent subpoenas in connection with the investigation in September 2009, June 2010, February 2011 and March 2012 along with several informal requests for information. Biomet has produced responsive documents and is fully cooperating in the investigation.

In April 2009, the Company became aware of a qui tam complaint alleging violations of the federal and various state False Claims Acts filed in the United States District Court for the District of Massachusetts, where it is currently pending. Biomet, the Company, and several of the Company’s competitors in the non-invasive bone growth stimulation market were named as defendants in this action. The allegations in the complaint are similar in nature to certain categories of requested documents in the above-referenced administrative subpoenas. The U.S. government has not intervened in the action. The Company is vigorously defending this matter and intends to continue to do so. The Company can make no assurances as to the time or resources that will be needed to devote to this investigation or its final outcome.

U.S. Department of Justice Civil Division Investigation

In September 2010, Biomet received a Civil Investigative Demand, or CID, issued by the U.S. Department of Justice—Civil Division pursuant to the False Claims Act. The CID requests that the Company provide documents and testimony related to allegations that Biomet, OtisMed Corp. and Stryker Corp. have violated the False Claims Act relating to the marketing of, and payment submissions for, OtisMed’s OtisKnee® (a registered trademark of OtisMed) knee replacement system. The Company has produced responsive documents and is fully cooperating in the investigation.

U.S. Securities and Exchange Commission, or SEC, Informal Investigation

On September 25, 2007, Biomet received a letter from the SEC informing the Company that it was conducting an informal investigation regarding possible violations of the Foreign Corrupt Practices Act in the sale of medical devices in certain foreign countries by companies in the medical devices industry. The Foreign Corrupt Practices Act prohibits U.S. companies and their officers, directors, employees, or shareholders acting on their behalf and agents from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining favorable treatment and this law requires companies to maintain records which fairly and accurately reflect transactions and to maintain internal accounting controls. In many countries, hospitals and clinics are government-owned and healthcare professionals employed by such hospitals and clinics, with whom the Company regularly interacts, may meet the definition of a foreign official for purposes of the Foreign Corrupt Practices Act. On November 9, 2007, the Company received a letter from the Department of Justice requesting any information provided to the SEC also be provided to the Department of Justice on a voluntary basis.

On March 26, 2012, Biomet entered into a Deferred Prosecution Agreement, or DPA, with the U.S. Department of Justice, or DOJ, and a Consent to Final Judgment, or Consent Agreement, with the SEC related to these investigations by the DOJ and the SEC. Pursuant to the DPA, the DOJ has agreed not to prosecute the Company in connection with this matter, provided that the Company satisfies its obligations under the agreement over the next three years. In addition, pursuant to the terms of the DPA, an independent external compliance monitor has been appointed to review the Company’s compliance with the DPA, particularly in relation to the Company’s international sales practices, for at least the first 18 months of the three year term of the DPA. The monitor has divided his review into three phases. The first phase consisted of the monitor familiarizing himself with the Company’s global compliance program and assessed the effectiveness of the program. The second phase provides for a period of time in which the Company is allowed the opportunity to implement the monitor’s various recommendations based upon the monitor’s assessment of the effectiveness of the program. The third phase commenced in June 2013 and consists of the monitor performing transactional testing on the effectiveness of the Company’s global compliance program, including transactional testing of enhanced compliance programs that were implemented in response to the monitor’s recommendations. The Company also agreed to pay a monetary penalty of $17.3 million to resolve the charges brought by the DOJ, which was paid in the fourth quarter of fiscal year 2012. The terms of the DPA and the associated monetary penalty reflect the Company’s full cooperation throughout the investigation.

The Company contemporaneously reached a Consent Agreement with the SEC to settle civil claims related to this matter. As part of the Consent Agreement, Biomet agreed to the SEC’s entry of a Final Judgment requiring Biomet to disgorge profits and pay prejudgment interest in the aggregate amount of $5.6 million, which was paid in the fourth quarter of fiscal year 2012.

Product Liability

The Company has received claims for personal injury associated with its metal-on-metal hip products. The pre-trial management of certain of these claims has been consolidated in a federal court in South Bend, Indiana. Certain other claims are pending in various state courts. The Company believes the number of claims continues to increase incrementally due to the negative publicity regarding metal-on-metal hip products generally. The Company believes it has data that supports the efficacy and safety of its metal-on-metal hip products, and the Company intends to vigorously defend itself in these matters. The Company currently accounts for these claims in accordance with its standard product liability accrual methodology on a case by case basis. Given the substantial or indeterminate amounts sought in these matters, and the inherent unpredictability of such matters, an adverse outcome in these matters in excess of the amounts included in the Company’s accrual for contingencies could have a material adverse effect on our financial condition, results of operations and cash flow.

Future revisions in the Company’s estimates of these provisions could materially impact its results of operations and financial position. The Company uses the best information available to determine the level of accrued product liabilities, and the Company believes its accruals are adequate. The Company has maintained product liability insurance coverage for a number of years on a claims-made basis. All such insurers have been placed on notice of these claims. To date, the insurance companies have neither accepted nor denied coverage, and an issue may arise as to which policy or policies are to respond. The amounts incurred to date in connection with these claims have not exceeded the Company’s self-insured retention(s).

Intellectual Property Litigation

On May 3, 2013, Bonutti Skeletal Innovations LLC, a company formed to hold certain patents acquired from Dr. Peter M. Bonutti and an affiliate of patent licensing firm Acacia Research Group LLC, filed suit against us in the U.S. District Court for the Eastern District of Texas, alleging a failure to pay royalties due under a license agreement with Dr. Bonutti, misuse of confidential information and infringement of U.S. Patent Nos. 5,921,986; 6,099,531; 6,423,063; 6,638,279; 6,702,821; 7,070,557; 7,087,073; 7,104,996; 7,708,740; 7,806,896; 7,806,897; 7,828,852; 7,931,690; 8,133,229; and 8,147,514. The lawsuit seeks damages in an amount yet to be determined and injunctive relief. Prior to the filing of this lawsuit, on March 8, 2013, we had filed a complaint for declaratory judgment with the U.S. District Court for the Northern District of Indiana seeking a judgment of non-infringement and invalidity of the patents at issue. We are vigorously defending this matter and believe that our defenses against infringement are valid and meritorious. We can make no assurances as to the time or resources that will be needed to devote to this litigation or its final outcome.

In January 2009, Heraeus Kulzer GmbH initiated legal proceedings in Germany against Biomet, Biomet Europe BV and certain other subsidiaries, alleging that the Company and Biomet Europe BV misappropriated Heraeus Kulzer trade secrets when developing its current lines of European bone cements, which were first marketed in 2005. The lawsuit seeks damages in excess of €30 million and injunctive relief to preclude the Company from producing its current line of European bone cements. On December 20, 2012, the trial court ruled that Biomet did not misappropriate trade secrets and consequently dismissed Biomet, Biomet Europe BV, Biomet Deutschland GmbH and other defendants from the lawsuit. Biomet Orthopaedics Switzerland GmbH, or Biomet Switzerland, remains as the only defendant in the lawsuit and the trial court has ruled that Heraeus Kulzer will not be permitted to review certification materials of Biomet Switzerland for purposes of determining whether there is any evidence that would support a claim of trade secret misappropriation by that entity. The trial court’s decision remains subject to appeal by Heraeus Kulzer and the Company is continuing to vigorously defend this matter.

Other Matters

There are various other claims, lawsuits, disputes with third parties, investigations and pending actions involving various allegations against the Company incident to the operation of its business, principally product liability and intellectual property cases. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for losses that are deemed to be probable and subject to reasonable estimate.

Based on the advice the Company’s counsel in these matters, it is unlikely that the resolution of any of these matters and any liabilities in excess of amounts provided will be material to the Company’s financial position, results of operations or cash flows.

Note 16—Related Parties.

Management Services Agreement

Upon completion of the 2007 Acquisition, Biomet entered into a management services agreement with certain affiliates of the Principal Stockholders, pursuant to which such affiliates of the Principal Stockholders or their successors assigns, affiliates, officers, employees, and/or representatives and third parties, or collectively, the Managers, provide management, advisory, and consulting services to the Company. Pursuant to such agreement, the Managers received a transaction fee equal to 1% of total enterprise value of the 2007 Acquisition for the services rendered by such entities related to the 2007 Acquisition upon entering into the agreement, and the Principal Stockholders receive an annual monitoring fee equal to 1% of the Company’s annual Adjusted EBITDA (as defined in the credit agreement) as compensation for the services rendered and reimbursement for out-of-pocket expenses incurred by the Managers in connection with the agreement and the 2007 Acquisition. The Company is required to pay the Principal Stockholders the monitoring fee on a quarterly basis in arrears. The total amount of Principal Stockholder fees was $11.0 million, $10.3 million and $10.1 million for the years ended May 31, 2013, 2012 and 2011, respectively. The Company may also pay certain subsequent fees to the Managers for advice rendered in connection with financings or refinancings (equity or debt), acquisitions, dispositions, spin-offs, split-offs, dividends, recapitalizations, an initial underwritten public offering and change of control transactions involving the Company or any of its subsidiaries. The management services agreement includes customary exculpation and indemnification provisions in favor of the Managers and their affiliates.

Amended and Restated Limited Liability Company Operating Agreement of LVB Holding

On September 27, 2007, certain investment funds associated with or designated by the Principal Stockholders, or the Principal Stockholder Funds, entered into an amended and restated limited liability company operating agreement, or the LLC Agreement, in respect of LVB Holding. The LLC Agreement contains agreements among the parties with respect to the election of the Company’s directors and the directors of its parent companies, restrictions on the issuance or transfer of interests in the Company and other corporate governance provisions (including the right to approve various corporate actions).

Pursuant to the LLC Agreement, each of the Principal Stockholders has the right to nominate, and has nominated, two directors to Biomet’s and LVB’s Board of Directors and also is entitled to appoint one non-voting observer to the Board of Directors for so long as such Principal Stockholder remains a member of LVB Holding. In addition to their right to appoint non-voting observers to the Board of Directors, certain of the Principal Stockholder Funds have certain other management rights to the extent that any such Principal Stockholder Fund is required to operate as a “venture capital operating company” as defined in the regulations issued by the U.S. Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations, or any successor regulations. Each Principal Stockholder’s right to nominate directors is freely assignable to funds affiliated with such Principal Stockholder, and is assignable to non-affiliates of such Principal Stockholder only if the assigning Principal Stockholder transfers its entire interest in LVB Holding not previously transferred and only with the prior written consent of the Principal Stockholders holding at least 70% of the membership interests in LVB Holding, or “requisite Principal Stockholder consent”. In addition to their rights under the LLC Agreement, the Principal Stockholders may also appoint one or more persons unaffiliated with any of the Principal Stockholders to the Board of Directors. Following Purchaser’s purchase of the Shares tendered in the Offer, our Principal Stockholders jointly appointed Dane A. Miller, Ph.D. and Jeffrey R. Binder to the Board of Directors in addition to the two directors appointed by each of the Principal Stockholders.

Pursuant to the LLC Agreement, each director has one vote for purposes of any Board of Directors action, and all decisions of the Board of Directors require the approval of a majority of the directors designated by the Principal Stockholders. In addition, the LLC Agreement provides that certain major decisions regarding the Company or its parent companies require the requisite Principal Stockholder consent.

The LLC Agreement includes certain customary agreements with respect to restrictions on the issuance or transfer of interests in Biomet and LVB, including preemptive rights, tag-along rights and drag-along rights.

The Co-Investors have also been admitted as members of LVB Holding, both directly and through Principal Stockholder- controlled investment vehicles. Although the Co-Investors are therefore parties to the LLC Agreement, they have no rights with respect to the election of Biomet’s or LVB’s directors or the approval of its corporate actions.

The Principal Stockholders have also caused LVB Holding and LVB to enter into an agreement with Biomet obligating Biomet and LVB to take all actions necessary to give effect to the corporate governance, preemptive rights, transfer restriction and certain other provisions of the LLC Agreement, and prohibiting Biomet and LVB from taking any actions that would be inconsistent with such provisions of the LLC Agreement.

Registration Rights Agreement

The Principal Stockholder Funds and the Co-Investors also entered into a registration rights agreement with LVB Holding, LVB and Biomet upon the closing of the 2007 Acquisition. Pursuant to this agreement, the Principal Stockholder Funds have the power to cause LVB Holding, LVB and Biomet to register their, the Co-Investors’ and certain other persons’ equity interests under the Securities Act and to maintain a shelf registration statement effective with respect to such interests. The agreement also entitles the Principal Stockholder Funds and the Co-Investors to participate in any future registration of equity interests under the Securities Act that LVB Holding, LVB or Biomet may undertake.

Management Stockholders’ Agreements

On September 13, 2007 and November 6, 2007, LVB Holding, LVB and the Principal Stockholder Funds entered into stockholders agreements with certain of the Company’s senior executives and other management stockholders. Pursuant to the terms of the LVB Acquisition, Inc. Management Equity Incentive Plan, LVB Acquisition, Inc. Restricted Stock Unit Plan and LVB Acquisition, Inc. 2012 Restricted Stock Unit Plan, participants who exercise their vested options or settle their vested RSUs are required to become parties to the agreement dated November 6, 2007. The stockholder agreements contain agreements among the parties with respect to restrictions on the transfer and issuance of shares, including preemptive, drag-along, tag-along, and call/put rights.

Consulting Agreements

On January 14, 2010, Biomet entered into a consulting agreement with Dr. Dane A. Miller, Ph.D., pursuant to which it will pay Dr. Miller a consulting fee of $0.25 million per fiscal year for Dr. Miller’s consulting services and will reimburse Dr. Miller for out-of-pocket fees and expenses relating to an off-site office and administrative support in an amount of $0.1 million per year. The term of the agreement extends through the earlier of September 1, 2011, an initial public offering or a change of control. The agreement also contains certain restrictive covenants prohibiting Dr. Miller from competing with the Company and soliciting employees of the Company during the term of the agreement and for a period of one year following such term. On September 6, 2011, the Company entered into an amendment to the consulting agreement with Dr. Miller, pursuant to which it agreed to increase the expenses relating to an off-site office and administrative support from $0.1 million per year to $0.15 million per year and extend the term of the agreement through the earlier of September 1, 2013, an initial public offering or a change of control. Dr. Miller received payments under the consulting agreement of $0.4 million, $0.4 million and $0.3 million for the years ended May 31, 2013, 2012 and 2011, respectively.

Indemnification Priority Agreement

On January 11, 2010, Biomet and LVB entered into an indemnification priority agreement with the Principal Stockholders (or certain affiliates designated by the Principal Stockholders) pursuant to which Biomet and LVB clarified certain matters regarding the existing indemnification and advancement of expenses rights provided by Biomet and LVB pursuant to their respective charters and the management services agreement described above. In particular, pursuant to the terms of the indemnification agreement, Biomet acknowledged that as among Biomet, LVB and the Principal Stockholders and their respective affiliates, the obligation to indemnify or advance expenses to any director appointed by any of the Principal Stockholders will be payable in the following priority: Biomet will be the primary source of indemnification and advancement; LVB will be the secondary source of indemnification and advancement; and any obligation of a Principal Stockholder-affiliated indemnitor to indemnify or advance expenses to such director will be tertiary to Biomet’s and, then, LVB obligations. In the event that either Biomet or LVB fails to indemnify or advance expenses to any such director in contravention of its obligations, and any Principal Stockholder-affiliated indemnitor makes any indemnification payment or advancement of expenses to such director on account of such unpaid liability, such Principal Stockholder-affiliated indemnitor will be subrogated to the rights of such director under any such Biomet or LVB indemnification agreement.

Equity Healthcare

Effective January 1, 2009, Biomet entered into an employer health program agreement with Equity Healthcare LLC, or Equity Healthcare. Equity Healthcare negotiates with providers of standard administrative services for health benefit plans as well as other related services for cost discounts and quality of service monitoring capability by Equity Healthcare. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms for providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis.

In consideration for Equity Healthcare’s provision of access to these favorable arrangements and its monitoring of the contracted third parties’ delivery of contracted services to the Company, the Company pays Equity Healthcare a fee of $2 per participating employee per month, or PEPM Fee. As of May 31, 2013, the Company had approximately 3,200 employees enrolled in its health benefit plans in the United States.

Equity Healthcare may also receive a fee, or Health Plan Fee, from one or more of the health plans with whom Equity Healthcare has contractual arrangements if the total number of employees joining such health plans from participating companies exceeds specified thresholds. If and when Equity Healthcare reaches the point at which the aggregate of its receipts from the PEPM Fee and the Health Plan Fees have covered all of its allocated costs, it will apply the incremental revenues derived from all such fees to (a) reduce the PEPM Fee otherwise payable by the Company; (b) avoid or reduce an increase in the PEPM Fee that might otherwise have occurred on contract renewal; or (c) arrange for additional services to the Company at no cost or reduced cost.

Equity Healthcare is an affiliate of Blackstone, with whom Timur Akazhanov and Chinh Chu, members of the Company’s Board of Directors, are affiliated and in which they may have an indirect pecuniary interest.

There were payments of $0.1 million made during each of the years ended May 31, 2013, 2012 and 2011.

Core Trust Purchasing Group Participation Agreement

Effective May 1, 2007, Biomet entered into a 5-year participation agreement, or Participation Agreement, with Core Trust Purchasing Group, a division of HealthTrust Purchasing Corporation, or CPG, designating CPG as the Company’s exclusive “group purchasing organization” for the purchase of certain products and services from third party vendors. Effective June 1, 2012, Biomet entered into an amendment to extend the term of the Participation Agreement with CPG. CPG secures from vendors pricing terms for goods and services that are believed to be more favorable than participants in the group purchasing organization could obtain for themselves on an individual basis. Under the participation agreement, the Company must purchase 80% of the requirements of its participating locations for core categories of specified products and services, from vendors participating in the group purchasing arrangement with CPG or CPG may terminate the contract. In connection with purchases by its participants (including the Company), CPG receives a commission from the vendors in respect of such purchases. The total amount of fees paid to CPG was $0.8 million, $0.5 million and $0.2 million for the years ended May 31, 2013, 2012 and 2011, respectively.

Although CPG is not affiliated with Blackstone, in consideration for Blackstone’s facilitating Biomet’s participation in CPG and monitoring the services CPG provides to the Company, CPG remits a portion of the commissions received from vendors in respect of the Company’s purchases under the Participation Agreement to an affiliate of Blackstone, with whom Timur Akazhanov and Chinh Chu, members of the Company’s Board of Directors, are affiliated and in which they may have an indirect pecuniary interest.

Refinancing Activities

Goldman Sachs served as a dealer manager and arranger for the refinancing activities explained in Note 7—Debt and received fees of $1.3 million during the year ended May 31, 2013 for their services. Goldman Sachs also received an underwriting discount of $2.3 million during the first quarter of fiscal year 2013 as one of the initial purchasers of the $1.0 billion aggregate principal amount note offering of 6.500% senior notes due 2020, an underwriting discount of $2.6 million during the second quarter of fiscal year 2013 as of one the initial purchasers of the $825.0 million aggregate principal amount note add-on offering to the 6.500% senior notes due 2020 and an underwriting discount of $2.5 million during the second quarter of fiscal year 2013 as one of the initial purchasers of the $800.0 million aggregate principal amount note offering of the 6.500% senior subordinated notes due 2020 described in Note 7—Debt.

Other

Biomet currently holds interest rate swaps with Goldman Sachs. As part of this relationship, the Company receives information from Goldman Sachs that allows it to perform effectiveness testing on a monthly basis.

The Company may from time to time, depending upon market conditions, seek to purchase debt securities issued by Biomet or its subsidiaries in open market or privately negotiated transactions or by other means. The Company understands that its indirect controlling stockholders may from time to time also seek to purchase debt securities issued by the Company or its subsidiaries in open market or privately negotiated transactions or by other means.

The Company engaged Capstone Consulting LLC, a consulting company that works exclusively with KKR and its portfolio companies, to provide analysis for certain restructuring initiatives. The Company or its affiliates paid Capstone $2.2 million, $1.9 million and $0.7 million during the years ended May 31, 2013, 2012 and 2011, respectively.

Capital Contributions and Share Repurchases

At the direction of LVB, Biomet funded the repurchase of common shares of its parent company of $0.1 million, $1.3 million and $3.7 million for the years ended May 31, 2013, 2012 and 2011, respectively, from former employees pursuant to the LVB Acquisition, Inc. Management Stockholders’ Agreement. There were no additional contributions for the years ended May 31, 2013, 2012 and 2011.

Note 17—Subsequent Events.

Le Locle Facility closure

On July 16, 2013, Biomet, Inc. issued a press release announcing that the Company will close its manufacturing facility in Le Locle, Switzerland. The facility will cease a majority of its production by June 2014.

Financial Statement Schedules

LVB Acquisition, Inc. Schedule I—Condensed Financial Information

LVB Acquisition, Inc. Parent Only Condensed Balance Sheets

(in millions, except shares)	May 31, 2013	May 31, 2012
Assets
Investment in wholly owned subsidiary	$1,968.6	$2,682.1

Total assets	$1,968.6	$2,682.1

Liabilities & Shareholders’ Equity
Total liabilities	—	—
Shareholders’ equity:
Common stock, par value $0.01 per share; 740,000,000 shares authorized; 552,359,416 and 552,308,376 shares issued and outstanding	$5.5	$5.5
Contributed and additional paid-in capital	5,662.0	5,623.3
Accumulated deficit	(3,693.0)	(3,069.6)
Accumulated other comprehensive income (loss)	(5.9)	122.9

Total shareholders’ equity	1,968.6	2,682.1

Total liabilities and shareholders’ equity	$1,968.6	$2,682.1

LVB Acquisition, Inc. Parent Only Condensed Statements of Operations and Comprehensive Loss

(in millions)	For the Year-Ended May 31,
	2013	2012	2011
Equity in net loss of subsidiary	$(623.4)	$(458.8)	$(849.8)

Net loss	(623.4)	(458.8)	(849.8)

Other comprehensive income (loss)	—	—	—

Comprehensive loss	$(623.4)	$(458.8)	$(849.8)

LVB Acquisition, Inc. Parent Only Condensed Statements of Cash Flows

	For the Year-Ended May 31,
(in millions)	2013	2012	2011
Cash flows provided by (used in) operating activities:
Net loss	$(623.4)	$(458.8)	$(849.8)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in net loss of subsidiary	623.4	458.8	849.8

Net cash provided by operating activities	—	—	—
Cash flows provided by (used in) investing activities:
Net cash used in investing activities	—	—	—
Cash flows provided by (used in) financing activities:
Equity:
Option exercise	—	—	—
Cash dividend from Biomet, Inc.	0.1	1.3	3.7
Repurchase of LVB Acquisition, Inc. shares	(0.1)	(1.3)	(3.7)

Net cash used in financing activities	—	—	—

Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of period	—	—	—

Cash and cash equivalents, end of period	$—	$—	$—

Notes to Condensed Parent Company Only Financial Statements

Note 1—Summary of Significant Accounting Policies and Nature of Operations.

LVB Acquisition, Inc. (“Parent”) was incorporated as part of the 2007 Acquisition. Parent has no other operations beyond its ownership of Biomet, Inc. and its subsidiaries (“Biomet”).

The condensed parent company financial information includes the activity of the Parent and its investment in Biomet using the equity method only. The consolidated activity of Parent and its subsidiaries are not included and are meant to be read in conjunction with the LVB Acquisition, Inc. consolidated financial statements included elsewhere in this prospectus.

Note 2—Guarantees

Parent fully and unconditionally guarantees the senior secured credit facilities, the cash flow revolving credit facilities and asset-based revolving credit facilities.

Note 3—Dividends from Subsidiaries

Parent received dividends of $0.1 million, $1.3 million and $3.7 million for the years ended May 31, 2013, 2012 and 2011, respectively. The cash was used to call purchased shares for certain former employees.

LVB Acquisition, Inc. and Subsidiaries Schedule II—Valuation and Qualifying Accounts

For the years ended May 31, 2013, 2012 and 2011:

(in millions)		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions		Balance at the End of Year
Allowance for doubtful receivables:
For the year ended May 31, 2013	$36.5	$17.7	$(0.5	)(B)	$(20.2	)(A)(C)	$33.5

For the year ended May 31, 2012	$38.2	$15.7	$(16.2	)(B)	$(1.2	)(A)	$36.5

For the year ended May 31, 2011	$40.6	$13.8	$(12.3	)(B)	$(3.9	)(A)	$38.2

(A)	Uncollectible accounts written off.
(B)	Primarily effect of foreign currency translation.
(C)	Includes $5.1 million related to the bracing divestiture.

Quarterly Results (Unaudited)

Fiscal 2013

Net loss for the third and fourth quarters of fiscal 2013 were impacted by goodwill and intangible asset impairment charges of $567.4 million of which $334.1 million was recorded during the third quarter, primarily due to the impact of continued austerity measures on procedural volumes and pricing in certain European countries when compared to the Company’s prior projections used to establish the fair value of goodwill for our Europe reporting unit and primarily due to declining industry market growth rates in certain European and Asia Pacific markets and corresponding unfavorable margin trends when compared to the Company’s prior projections used to establish the fair value of goodwill and intangible assets for our dental reconstructive reporting unit.

	Quarter ended
(in millions)	August 31, 2012	November 30, 2012	February 28, 2013	May 31, 2013	Fiscal year ended May 31, 2013
Fiscal 2013
Net sales	$707.4	$790.1	$771.5	$783.9	$3,052.9
Gross profit	507.0	582.4	533.0	557.1	2,179.5
Net loss	(31.5)	(66.2)	(304.5)	(221.2)	(623.4)

Fiscal 2012

Net loss for the fourth quarter of fiscal 2012 was impacted by a goodwill and intangible asset impairment charge of $529.8 million primarily related to evidence of declining industry market growth rates in certain European and Asia Pacific markets and unfavorable margin trends resulting from change in product mix in our dental reconstructive reporting unit and declining growth rates as compared to the original merger assumptions for our spine & bone healing reporting unit.

	Quarter ended				Fiscal year ended May 31, 2012
(in millions)	August 31, 2011	November 30, 2011	February 29, 2012	May 31, 2012
Fiscal 2012
Net sales	$664.6	$725.1	$708.9	$739.5	$2,838.1
Gross profit	478.8	519.8	518.3	545.7	2,062.6
Net loss	(39.2)	(14.0)	(16.5)	(389.1)	(458.8)

LVB Acquisition, Inc. and Subsidiaries Condensed Consolidated Balance Sheets

	(Unaudited)
(in millions, except shares)	February 28, 2014	May 31, 2013
Assets
Current assets:
Cash and cash equivalents	$212.4	$355.6
Accounts receivable, less allowance for doubtful accounts receivables of $32.7 ($33.5 at May 31, 2013)	582.9	531.8
Inventories	684.4	624.0
Deferred income taxes	151.6	119.9
Prepaid expenses and other	135.0	141.3

Total current assets	1,766.3	1,772.6
Property, plant and equipment, net	690.9	665.2
Investments	27.0	23.0
Intangible assets, net	3,458.8	3,630.2
Goodwill	3,656.8	3,600.9
Other assets	97.0	102.8

Total assets	$9,696.8	$9,794.7

Liabilities & Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$33.2	$40.3
Accounts payable	105.1	111.5
Accrued interest	35.4	56.2
Accrued wages and commissions	149.9	150.1
Other accrued expenses	320.8	206.0

Total current liabilities	644.4	564.1
Long-term liabilities:
Long-term debt, net of current portion	5,798.5	5,926.1
Deferred income taxes	1,058.4	1,129.8
Other long-term liabilities	194.6	206.1

Total liabilities	7,695.9	7,826.1
Commitments and contingencies
Shareholders’ equity:
Common stock, par value $0.01 per share; 740,000,000 shares authorized; 552,401,196 and 552,359,416 shares issued and outstanding	5.5	5.5
Contributed and additional paid-in capital	5,676.2	5,662.0
Accumulated deficit	(3,722.9)	(3,693.0)
Accumulated other comprehensive income (loss)	42.1	(5.9)

Total shareholders’ equity	2,000.9	1,968.6

Total liabilities and shareholders’ equity	$9,696.8	$9,794.7

The accompanying notes are an integral part of the condensed consolidated financial statements.

LVB Acquisition, Inc. and Subsidiaries Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(in millions)	(Unaudited) For the Three Months Ended		(Unaudited) For the Nine Months Ended
	February 28, 2014	February 28, 2013(1)	February 28, 2014	February 28, 2013(1)
Net sales	$822.5	$771.5	$2,378.9	$2,269.0
Cost of sales	326.9	238.5	790.0	646.7

Gross profit	495.6	533.0	1,588.9	1,622.3
Selling, general and administrative expense	366.4	327.2	1,020.1	976.0
Research and development expense	42.5	35.0	121.4	107.2
Amortization	86.5	74.1	237.2	230.2
Goodwill impairment charge	—	233.0	—	233.0
Intangible assets impairment charge	—	101.1	—	101.1

Operating income	0.2	(237.4)	210.2	(25.2)
Interest expense	81.1	88.8	274.4	310.8
Other (income) expense	(0.5)	10.9	5.4	172.4

Other expense, net	80.6	99.7	279.8	483.2

Income (loss) before income taxes	(80.4)	(337.1)	(69.6)	(508.4)
Provision (benefit) from income taxes	(14.5)	(32.6)	(39.7)	(106.2)

Net income (loss)	(65.9)	(304.5)	(29.9)	(402.2)

Other comprehensive income (loss), net of tax:
Change in unrealized holding value on available-for-sale securities	1.1	1.5	2.4	3.6
Interest rate swap unrealized gains (losses)	3.4	6.6	25.7	5.9
Foreign currency related gains (losses)	(11.4)	(63.9)	20.3	(56.2)
Unrecognized actuarial gains (losses)	(0.4)	0.3	(0.4)	—

Other comprehensive income (loss)	(7.3)	(55.5)	48.0	(46.7)

Comprehensive income (loss)	$(73.2)	$(360.0)	$18.1	$(448.9)

Earnings (loss) per share—basic	$(0.12)	$(0.55)	$(0.05)	$(0.73)
Earnings (loss) per share—diluted	$(0.12)	$(0.55)	$(0.05)	$(0.73)
Weighted average common shares outstanding
Basic	551.91	551.86	551.89	551.83
Diluted	551.91	551.86	551.89	551.83

(1)	Certain amounts have been reclassified to conform to the current presentation. See Note 1 to the condensed consolidated financial statements for a description of the reclassification.

The accompanying notes are an integral part of the condensed consolidated financial statements.

LVB Acquisition, Inc. and Subsidiaries Condensed Consolidated Statements of Cash Flows

(in millions)	(Unaudited) Nine Months Ended
	February 28, 2014	February 28, 2013
Cash flows provided by (used in) operating activities:
Net income (loss)	$(29.9)	$(402.2)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	378.4	364.8
Amortization and write off of deferred financing costs	18.6	27.3
Stock-based compensation expense	13.6	32.3
Loss on extinguishment of debt	—	155.2
Recovery of doubtful accounts receivable	—	(0.4)
Realized gain on investments	—	(0.2)
Goodwill and intangible assets impairment charge	—	334.1
Deferred income taxes	(126.5)	(165.4)
Other	(6.2)	5.9
Changes in operating assets and liabilities, net of acquired assets:
Accounts receivable	(30.9)	(53.1)
Inventories	(18.8)	(33.6)
Prepaid expenses	4.4	(7.9)
Accounts payable	(18.2)	(28.0)
Income taxes	18.8	5.5
Accrued interest	(20.9)	(12.6)
Accrued expenses and other	143.2	52.1

Net cash provided by operating activities	325.6	273.8
Cash flows provided by (used in) investing activities:
Proceeds from sales/maturities of investments	19.0	5.5
Purchases of investments	(19.8)	(6.4)
Net proceeds from sale of assets	0.8	14.0
Capital expenditures	(158.8)	(149.7)
Acquisitions, net of cash acquired—2012 Trauma Acquisition	—	(280.0)
Acquisitions, net of cash acquired—2013 Spine Acquisition	(148.8)	—
Other acquisitions, net of cash acquired	(1.3)	(17.2)

Net cash used in investing activities	(308.9)	(433.8)
Cash flows provided by (used in) financing activities:
Debt:
Payments under European facilities	(2.3)	(1.0)
Payments under senior secured credit facilities	(22.6)	(25.2)
Proceeds under revolvers	159.3	80.0
Payments under revolvers	(63.0)	(80.0)
Proceeds from senior notes due 2020 and term loans	870.5	3,396.2
Tender/retirement of senior notes due 2017 and term loans	(1,091.6)	(3,423.0)
Payment of fees related to refinancing activities	(15.5)	(77.8)
Equity:
Option exercises	0.6	—
Repurchase of LVB Acquisition, Inc. shares	—	(0.1)

Net cash used in financing activities	(164.6)	(130.9)
Effect of exchange rate changes on cash	4.7	15.9

Increase (decrease) in cash and cash equivalents	(143.2)	(275.0)
Cash and cash equivalents, beginning of period	355.6	492.4

Cash and cash equivalents, end of period	$212.4	$217.4

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$287.0	$315.5

Income taxes	$69.7	$49.0

The accompanying notes are an integral part of the condensed consolidated financial statements.

LVB ACQUISITION, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1—Basis of Presentation.

The accompanying unaudited condensed consolidated financial statements include the accounts of LVB Acquisition, Inc. and its subsidiaries (individually and collectively with its subsidiaries referred to as “LVB,” the “Company”, “we”, “us” or “our”). Biomet, Inc., referred to as “Biomet,” is a wholly-owned subsidiary of LVB Acquisition, Inc. LVB has no other operations beyond its ownership of Biomet. Intercompany accounts and transactions have been eliminated in consolidation.

The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for condensed financial information, the instructions to Form 10-Q and Article 10 of Regulation S-X. As a result, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial condition, results of operations and cash flows for the periods presented have been included. Operating results for the three and nine months ended February 28, 2014 are not necessarily indicative of the results that may be expected for the fiscal year ending May 31, 2014. For further information, including the Company’s significant accounting policies, refer to the audited consolidated financial statements and notes thereto included elsewhere in the prospectus.

The May 31, 2013 condensed consolidated balances have been derived from the audited consolidated financial statements included elsewhere in the prospectus.

Instruments—Instrument depreciation was reclassified from cost of sales to selling, general and administrative expense, as instruments are currently used as selling tools since the instrumentation is used in conjunction with implantation of the Company’s products. This reclassification was also made to conform the Company’s classification of instrument depreciation to industry practice. The Company reclassified $33.4 million and $89.4 million for the three and nine months ended February 28, 2013, respectively.

Legal Fees—Legal fees are charged to expense and are not accrued based on specific cases.

Earnings Per Share—Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding, increased by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued and reduced by the number of shares the Company could have repurchased from the proceeds from issuance of the potentially dilutive shares. Potentially dilutive shares of common stock include stock options and RSUs granted under stock-based compensation plans.

The table below sets forth the computation of basic and diluted earnings per share:

	Three Months Ended		Nine Months Ended
(in millions, except per share data)	February 28, 2014	February 28, 2013	February 28, 2014	February 28, 2013
Numerator:
Net income (loss)	$(65.9)	$(304.5)	$(29.9)	$(402.2)
Denominator:
Basic—weight average shares outstanding	551.91	551.86	551.89	551.83
Effect of dilutive securities:
Stock options	—	—	—	—
Restricted stock units	—	—	—	—

Diluted—weighted average shares outstanding	551.91	551.86	551.89	551.83

Earnings (loss) per share—basic	$(0.12)	$(0.55)	$(0.05)	$(0.73)
Earnings (loss) per share—diluted	$(0.12)	$(0.55)	$(0.05)	$(0.73)

The calculation of weighted average diluted shares outstanding for the three and nine months ended February 28, 2014 and 2013 was the same as the basic weighted average shares outstanding as there were no shares with an anti-dilutive effect.

Recent Accounting Pronouncements

Comprehensive Income—In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU expands the presentation of changes in accumulated other comprehensive income. The new guidance requires an entity to disaggregate the total change of each component of other comprehensive income either on the face of the net income statement or as a separate disclosure in the notes. ASU 2013-02 is effective for fiscal years beginning after December 15, 2012. The Company adopted this ASU in the second quarter of fiscal 2014. The provisions of ASU 2013-02 did not have a material impact on its financial position, results of operations or cash flows.

Income Taxes—In July 2013, the FASB issued ASU 2013-11 Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The new guidance is effective for fiscal year and interim periods beginning after December 15, 2013. The Company is currently evaluating the impact this ASU will have on its financial position, results of operations and cash flows.

Note 2—Acquisitions.

2013 Spine Acquisition

On October 5, 2013, the Company and its wholly-owned subsidiaries EBI Holdings, LLC, a Delaware limited liability company (“EBI”), and LNX Acquisition, Inc., a Delaware corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Lanx, Inc., a Delaware corporation (“Lanx”). On October 31, 2013, Merger Sub merged with and into Lanx and the separate corporate existence of Merger Sub ceased (the “Merger”). Upon the consummation of the Merger, Lanx became a wholly-owned subsidiary of EBI and the Company (“2013 Spine Acquisition”). As of November 1, 2013, the activities of Lanx were included in the Company’s consolidated results. The aggregate purchase price for the acquisition was approximately $150.8 million on a debt-free basis. The Company acquired Lanx to strengthen its spine product portfolio, as well as integrate and focus its distribution network to grow the spine business.

The acquisition has been accounted for as a business combination. The preliminary purchase price was allocated to the acquired assets and liabilities based on the estimated fair value of the acquired assets at the date of acquisition. As of February 28, 2014, the Company recorded a preliminary allocation of the purchase price to acquired tangible and identifiable intangible assets and liabilities assumed based on their fair value at the initial acquisition date. The Company is in the process of obtaining valuations of certain tangible and intangible assets and determining certain employee liabilities. The Company expects to complete the purchase price allocation in fiscal year 2014 after all valuations have been finalized.

The following table summarizes the preliminary purchase price allocation:

(in millions)
Cash	$2.0
Accounts receivable	16.5
Inventory	24.8
Prepaid expenses and other	11.0
Instruments	9.9
Other property, plant and equipment	2.1
Deferred tax liability	(28.0)
Other liabilities assumed	(20.7)
Intangible assets	59.4
Goodwill	73.8

Preliminary purchase price	$150.8

The results of operations of the business have been included subsequent to the October 31, 2013 closing date in the accompanying condensed consolidated financial statements. Acquisition-related costs for the three and nine months ended February 28, 2014 were $10.4 million and $14.5 million, respectively, and are recorded in cost of sales and selling, general and administrative expenses. The intangible assets are allocated to core technology, product trade names and customer relationships. The goodwill arising from the acquisition consists largely of the synergies and economies of scale from combining operations as well as the value of the workforce. All of the intangible assets and goodwill were assigned to the spine and bone healing reporting unit. The goodwill value is not expected to be tax deductible.

The amounts of net sales and net loss of Lanx included in the Company’s condensed consolidated statement of operations from the acquisition date of October 31, 2013 to the period ended February 28, 2014 is as follows:

(in millions)	Three Months Ended February 28, 2014	Nine Months Ended February 28, 2014
Net sales	$17.1	$23.2
Net loss	$(8.0)	$(10.6)

The following pro forma financial information summarizes the combined results of the Company and Lanx, which assumes that they were combined as of the beginning of the Company’s fiscal year 2013.

The unaudited pro forma financial information for the combined entity is as follows:

	Three Months Ended		Nine Months Ended
(in millions)	February 28, 2014	February 28, 2013	February 28, 2014	February 28, 2013
Net sales	$822.5	$791.7	$2,417.8	$2,333.4
Net income (loss)	$(51.0)	$(307.3)	$(15.4)	$(413.0)

Pro forma adjustments have been made to the historical financial statements to account for those items directly attributable to the transaction and to include only adjustments which have a continuing impact. Pro forma adjustments include the incremental amortization and depreciation of assets of $1.9 million for the nine months ended February 28, 2014 and $1.2 million and $3.5 million for the three and nine months ended February 28, 2013, respectively. The pro forma financial statements also reflect the elimination of $10.4 million and $14.5 million for the three and nine months ended February 28, 2014, respectively, of transaction costs directly attributable to the acquisition. Adjustments reflect the elimination of the historical interest expense of Lanx as the transaction was a debt-free transaction. All pro forma adjustments were calculated with no tax impact due to the historical and acquired net operating losses.

2012 Trauma Acquisition

On May 24, 2012, DePuy Orthopaedics, Inc. accepted the Company’s binding offer to purchase certain assets representing substantially all of DePuy’s worldwide trauma business (the “2012 Trauma Acquisition”), which involves researching, developing, manufacturing, marketing, distributing and selling products to treat certain bone fractures or deformities in the human body, including certain intellectual property assets, and to assume certain liabilities, for approximately $280.0 million in cash. The Company acquired the DePuy worldwide trauma business to strengthen its trauma business and to continue to build a stronger presence in the global trauma market. On June 15, 2012, the Company announced the initial closing of the transaction. During the first and second quarters of fiscal year 2013, subsequent closings in various foreign countries occurred on a staggered basis, with the final closing occurring on December 7, 2012.

The acquisition has been accounted for as a business combination. The purchase price was allocated to the acquired assets and liabilities based on the estimated fair value of the acquired assets at the date of acquisition.

The following table summarizes the purchase price allocation:

(in millions)
Inventory	$93.7
Prepaid expenses and other	2.1
Instruments	29.2
Other property, plant and equipment	7.2
Liabilities assumed	(5.6)
Intangible assets	141.5
Goodwill	11.9

Purchase price	$280.0

The results of operations of the business have been included subsequent to the respective country closing dates in the accompanying condensed consolidated financial statements. Acquisition-related costs for the three and nine months ended February 28, 2013 were $1.1 million and $10.3 million, respectively, and are recorded in cost of sales and selling, general and administrative expenses. The goodwill value is not tax deductible.

The pro forma information required under Accounting Standards Codification 805 is impracticable to include due to different fiscal year ends and individual country closings.

Note 3—Inventories.

Inventories are stated at the lower of cost or market, with cost determined under the first-in, first-out method. The Company reviews inventory on hand and writes down excess and slow-moving inventory based on an assessment of future demand and historical experience. Inventories consisted of the following:

(in millions)	February 28, 2014	May 31, 2013
Raw materials	$79.0	$78.8
Work-in-process	57.4	44.7
Finished goods	548.0	500.5

Inventories	$684.4	$624.0

Note 4—Property, Plant and Equipment.

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Depreciation of instruments is included within selling, general and administrative expense. Related maintenance and repairs are expensed as incurred.

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows relating to the asset, or asset group, are less than its carrying value, with the amount of the loss equal to the excess of carrying value of the asset, or asset group, over the estimated fair value.

Useful lives by major product category consisted of the following:

Useful life
Land improvements	20 years
Buildings and leasehold improvements	30 years
Machinery and equipment	5-10 years
Instruments	4 years

Property, plant and equipment consisted of the following:

(in millions)	February 28, 2014	May 31, 2013
Land and land improvements	$40.7	$40.5
Buildings and leasehold improvements	115.5	106.3
Machinery and equipment	400.1	375.4
Instruments	801.3	710.5
Construction in progress	61.3	48.8

Total property, plant and equipment	1,418.9	1,281.5
Accumulated depreciation	(728.0)	(616.3)

Total property, plant and equipment, net	$690.9	$665.2

The Company recorded depreciation expense of $49.7 million and $48.6 million for the three months ended February 28, 2014 and 2013, respectively, and $141.5 million and $134.6 million for the nine months ended February 28, 2014 and 2013, respectively.

Note 5—Investments.

At February 28, 2014, the Company’s investment securities were classified as follows:

	Amortized Cost	Unrealized		Fair Value
(in millions)		Gains	Losses
Available-for-sale:
Equity securities	$0.2	$0.5	$(0.2)	$0.5
Time deposit	15.9	1.1	—	17.0
Greek bonds	1.1	6.6	—	7.7

Total available-for-sale investments	$17.2	$8.2	$(0.2)	$25.2

	Amortized Cost	Realized		Fair Value
		Gains	Losses
Trading:
Equity securities	$1.6	$0.2	$—	$1.8

Total trading investments	$1.6	$0.2	$—	$1.8

At May 31, 2013, the Company’s investment securities were classified as follows:

	Amortized Cost	Unrealized		Fair Value
(in millions)		Gains	Losses
Available-for-sale:
Equity securities	$0.2	$0.2	$—	$0.4
Time deposit	15.9	0.1	—	16.0
Greek bonds	1.1	4.5	—	5.6

Total available-for-sale investments	$17.2	$4.8	$—	$22.0

	Amortized Cost	Realized		Fair Value
		Gains	Losses
Trading:
Equity securities	$0.8	$0.2	$—	$1.0

Total trading investments	$0.8	$0.2	$—	$1.0

The Company recorded proceeds on the sales/maturities of investments of $19.0 million for the nine months ended February 28, 2014, and no proceeds during the three months ended February 28, 2014 and $5.5 million for the three and nine months ended February 28, 2013. The Company purchased investments of $0.2 million during the three months ended February 28, 2014, with no purchases during the three months ended February 28, 2013 and $19.8 million and $6.4 million during the nine months ended February 28, 2014 and 2013, respectively.

The Company holds Greek bonds which are designated as available-for-sale securities. The bonds have maturities ranging from 9 to 28 years. As of February 28, 2014, the face value of the bonds was $11.7 million.

Note 6—Goodwill and Other Intangible Assets.

The balance of goodwill as of February 28, 2014 and May 31, 2013 was $3,656.8 million and $3,600.9 million, respectively. The change in goodwill is primarily related to the $73.8 million of goodwill recorded related to the 2013 Spine Acquisition, which is described in Note 2—Acquisitions, and foreign currency fluctuations.

The Company uses an accelerated method for amortizing customer relationship intangibles, as the value for those relationships is greater at the beginning of their life. The accelerated method was calculated using historical customer attrition rates. The remaining finite-lived intangibles are amortized on a straight line basis. The decrease in the net intangible asset balance is primarily due to amortization, partially offset by the 2013 Spine Acquisition.

The Company operates in one reportable segment and evaluates goodwill for impairment at the reporting unit level. The reporting units are based on the Company’s current administrative organizational structure and the availability of discrete financial information.

During the third quarter of fiscal year 2013, the Company recorded a $334.1 million goodwill and definite and indefinite-lived intangible assets impairment charge related to its Dental Reconstructive reporting unit, primarily due to declining industry market growth rates in certain European and Asia Pacific markets and corresponding unfavorable margin trends.

The Company used the income approach, specifically the discounted cash flow method, to determine the fair value of the Dental Reconstructive reporting unit and the associated amount of the impairment charges. This approach calculates fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate. This methodology is consistent with how the Company estimates the fair value of its reporting units during its annual goodwill and indefinite lived intangible asset impairment tests. In applying the income approach to calculate the fair value of the Dental Reconstructive reporting unit, the Company used assumptions about future revenue contributions and cost structures. The application of the income approach for both goodwill and intangibles requires judgment in determining a risk-adjusted discount rate at the reporting unit level. The Company based this determination on estimates of the weighted-average costs of capital of market participants. The Company performed a peer company analysis and considered the industry weighted-average return on debt and equity from a market participant perspective.

To calculate the amount of the impairment charge related to the Dental Reconstructive reporting unit, the Company allocated the reporting unit’s fair value to all of its assets and liabilities, including certain unrecognized intangible assets, in order to determine the implied fair value of goodwill. This allocation process required judgment and the use of additional valuation assumptions in deriving the individual fair values of the Company’s Dental Reconstructive reporting unit’s assets and liabilities as if the reporting units had been acquired in a business combination.

The Company determined the fair value of intangible assets using an income based approach to determine the fair value. The approach calculated the fair value by estimating the after-tax cash flows attributable to the asset and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate. The calculated fair value was compared to the carrying value to determine if any impairment existed.

The Company performs its annual assessment for impairment as of March 31 for all reporting units, or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The estimates and assumptions underlying the fair value calculations used in the Company’s annual impairment tests are uncertain by their nature and can vary significantly from actual results. Factors that management must estimate include, but are not limited to, industry and market conditions, sales volume and pricing, raw material costs, capital expenditures, working capital changes, cost of capital, and tax rates. These factors are especially difficult to predict when global financial markets are volatile. The estimates and assumptions used in its impairment tests are consistent with those the Company uses in its internal planning. These estimates and assumptions may change from period to period. If the Company uses different estimates and assumptions in the future, impairment charges may occur and could be material.

Intangible assets consisted of the following at February 28, 2014 and May 31, 2013:

(in millions)	February 28, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core technology	$1,733.3	$(548.0)	$1,185.3
Completed technology	610.1	(252.0)	358.1
Product trade names	214.4	(75.2)	139.2
Customer relationships	2,386.1	(918.1)	1,468.0
Non-compete contracts	4.6	(4.6)	—

Sub-total	4,948.5	(1,797.9)	3,150.6
Corporate trade names	308.2	—	308.2

Total	$5,256.7	$(1,797.9)	$3,458.8

(in millions)	May 31, 2013
	Gross Carrying Amount	Impairment Charge	New Carrying Amount	Accumulated Amortization	Impairment Charge	Net Carrying Amount
Core technology	$1,772.6	$(39.0)	$1,733.6	$(481.1)	$4.1	$1,256.6
Completed technology	628.8	(48.5)	580.3	(254.9)	36.7	362.1
Product trade names	204.2	—	204.2	(65.9)	—	138.3
Customer relationships	2,429.5	(46.1)	2,383.4	(828.4)	9.9	1,564.9
Non-compete contracts	4.6	—	4.6	(3.8)	—	0.8

Sub-total	5,039.7	(133.6)	4,906.1	(1,634.1)	50.7	3,322.7
Corporate trade names	319.0	(11.5)	307.5	—	—	307.5

Total	$5,358.7	$(145.1)	$5,213.6	$(1,634.1)	$50.7	$3,630.2

The weighted average useful life of the intangibles at February 28, 2014 is as follows:

Weighted Average Useful Life
Core technology	15 years
Completed technology	9 years
Product trade names	13 years
Customer relationships	14 years
Non-compete contracts	1 year
Corporate trade names	Indefinite life

Expected amortization expense for the intangible assets stated above for the years ending May 31, 2014 through 2018 is $285.6 million, $278.6 million, $273.7 million, $270.0 million, and $252.6 million, respectively.

Note 7—Debt.

The terms and carrying value of each debt instrument at February 28, 2014 and May 31, 2013 are set forth below:

(U.S. dollars and euros in millions)	Maturity Date	Interest Rate	Currency	February 28, 2014	May 31, 2013
Debt Instruments
European facility	No fixed maturity date	Interest free	EUR	€—	€1.8
				$—	$2.3
China facility	January 16, 2016	LIBOR + 2.10%	USD	$2.3	$6.0
Term loan facility B	March 25, 2015	LIBOR + 3.00%	USD	$103.5	$104.3
Term loan facility B-1	July 25, 2017	LIBOR + 3.50%	USD	$2,967.1	$2,116.8
Term loan facility B	March 25, 2015	LIBOR + 3.00%	EUR	€—	€167.8
				$—	$217.9
Term loan facility B-1	July 25, 2017	LIBOR + 4.00%	EUR	€—	€659.4
				$—	$856.4
Cash flow revolving credit facility	April 25, 2017	LIBOR + 3.50%	USD	$—	$—
Cash flow revolving credit facility	April 25, 2017	LIBOR + 3.50%	USD/EUR	$—	$—
Asset-based revolving credit facility	July 25, 2017	LIBOR + 1.75%	USD	$100.0	$—
Asset-based revolving credit facility	July 25, 2017	LIBOR + 1.75%	EUR	€—	€—
Senior notes	August 1, 2020	6.500%	USD	$1,825.0	$1,825.0
Senior subordinated notes	October 1, 2020	6.500%	USD	$800.0	$800.0
Premium on notes				$33.8	$37.7

Total debt				$5,831.7	$5,966.4

The Company has the option to choose the frequency with which it resets and pays interest on its term loans. The Company currently pays interest on the majority of its term loans and interest rate swaps each month. The remaining term loan and swap interest is paid quarterly. Interest on the 6.500% senior notes due 2020 is paid semiannually in February and August. Interest on the 6.500% senior subordinated notes due 2020 is paid semiannually in April and October.

The Company currently elects to use 1-month LIBOR for setting the interest rates on 94% of its U.S. dollar-denominated term loans. The 1-month LIBOR rate for the majority of the U.S. dollar-denominated term loan and asset-based revolver as of February 28, 2014 was 0.16%. The 3-month LIBOR rate for the U.S. dollar-denominated term loan was 0.25% as of February 28, 2014. The Company’s term loan facilities require payments each year in an amount equal to (x) 0.25% of the product of (i) the aggregate principal amount of all dollar-denominated term loans outstanding under the original credit agreement on the closing date multiplied by (ii) a fraction, the numerator of which is the aggregate principal amount of dollar-denominated term B loans outstanding on August 2, 2012 (after giving effect to certain conversions to occur on or after August 2, 2012 pursuant to the amended and restated credit agreement) and the denominator of which is the aggregate principal amount of all outstanding term loans on August 2, 2012 and (y) 0.25% of the aggregate principal amount of all outstanding dollar-denominated term B-1 loans, in each case in equal calendar quarterly installments until maturity of the loan and after giving effect to the application of any prepayments. The total amount of required payments under the Company’s term loan facilities was $23.7 million for the nine months ended February 28, 2014. The cash flow and asset-based revolving credit facilities and the notes do not have terms for mandatory principal paydowns.

The Company’s revolving borrowing base available under all debt facilities at February 28, 2014 was $695.8 million, which is net of the borrowing base limitations relating to the asset-based revolving credit facility and outstanding balances of $100.0 million and $2.3 million under the asset-based revolving credit facility and the China facility, respectively.

As of February 28, 2014, $5.1 million of financing fees related to the Company’s credit agreement remain in long-term assets and continue to be amortized through interest expense over the remaining life of the credit agreement. Additionally, $71.7 million of new financing fees related to the refinancing referenced below are also in long-term assets and will be amortized through interest expense over the remaining lives of the new debt instruments.

Each of Biomet, Inc.’s existing wholly-owned domestic subsidiaries fully, unconditionally, jointly, and severally guarantee the 6.500% senior notes due 2020 on a senior unsecured basis and the 6.500% senior subordinated notes due 2020 on a senior subordinated unsecured basis, in each case to the extent such subsidiaries guarantee Biomet, Inc.’s senior secured credit facilities. LVB Acquisition, Inc. is neither an issuer nor guarantor of the notes described within this footnote.

Notes Offerings and Concurrent Tender Offers

On August 8, 2012, Biomet completed its offering of $1,000.0 million aggregate principal amount of new 6.500% senior notes due 2020. Biomet used the net proceeds of that offering to fund a tender offer for any and all of its outstanding 103/8% / 11 1/8% senior PIK toggle notes due 2017 (“Senior Toggle Notes”) including related fees and expenses, to redeem the remaining Senior Toggle Notes not tendered in the tender offer and to redeem $140.0 million aggregate principal amount of the 11 5/8% senior subordinated notes due 2017 (“11 5/8% Senior Subordinated Notes”). Approximately 70% of the Senior Toggle Notes were tendered in August 2012. The remaining Senior Toggle Notes and $140.0 million aggregate principal amount of the 11 5/8% Senior Subordinated Notes were redeemed in September 2012.

On October 2, 2012, Biomet, Inc. completed its offering of $825.0 million aggregate principal amount of 6.500% senior notes due 2020 as part of a further issuance of 6.500% senior notes due 2020. The Company used the net proceeds of this offering to fund a tender offer for any and all of its 10% senior notes due 2017 (“10% Senior Notes”), including related fees and expenses and to redeem 10% Senior Notes not accepted for purchase in such tender offer. Concurrently with this offering, Biomet also completed an offering of $800.0 million aggregate principal amount of 6.500% senior subordinated notes due 2020. Biomet used the net proceeds of the subordinated notes offering together with cash on hand, to fund a tender offer for up to $800.0 million aggregate principal amount of its 11 5/8% Senior Subordinated Notes, including related fees and expenses and to redeem 11 5/8% Senior Subordinated Notes not accepted for purchase in such tender offer. $343.4 million in aggregate principal amount of 10% Senior Notes, or approximately 45.12% of the 10% Senior Notes outstanding, were validly tendered and not withdrawn, and $384.2 million aggregate principal amount of 11 5/8% Senior Subordinated Notes, or approximately 43.91% of the 11 5/8% Senior Subordinated Notes outstanding, were validly tendered and not withdrawn, in each case as of the early tender deadline of October 1, 2020. On November 1, 2012, Biomet redeemed and retired all outstanding 10% Senior Notes and 11 5/8% Senior Subordinated Notes not accepted for purchase in the tender offer using cash on hand and asset-based revolver proceeds.

Amendment and Restatement Agreement-Senior Secured Credit Facilities

On August 2, 2012, Biomet entered into an amendment and restatement agreement that amended its existing senior secured credit facilities. The amendment (i) extended the maturing of approximately $1,007.2 million of its U.S. dollar-denominated term loans and approximately €631.3 million of its euro-denominated term loans under the credit facility to July 25, 2017 and (ii) refinanced and replaced the then-existing alternative currency revolving credit commitments under the credit facility with a new class of alternative currency revolving credit commitments in an aggregate amount of $165.0 million and refinanced and replaced the then-existing U.S. dollar revolving credit commitments under the credit facility with a new class of U.S. dollar-denominated revolving credit commitments in an aggregate amount of $165.0 million. The new revolving credit commitments will mature on April 25, 2017, except that if as of December 23, 2014, there is an outstanding aggregate principal amount of non-extended U.S. dollar and euro term loans in excess of $200.0 million, then such revolving credit commitments will mature on December 24, 2014. The remaining term loans of the lenders under the senior secured credit facilities who did not elect to extend such loans will continue to mature on March 25, 2015.

Joinder Agreement

On October 4, 2012, LVB, Biomet and certain subsidiaries of Biomet entered into a joinder agreement (the “Joinder”) with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, each lender from time to time party thereto and each of the other parties identified as an “Extending Term Lender.” The Joinder was entered into pursuant to its credit agreement, dated as of September 25, 2007, as amended and restated by the amendment and restatement agreement dated as of August 2, 2012 (the “Amendment”), by and among Biomet, LVB, certain subsidiaries of Biomet, Bank of America, N.A. and each lender from time to time party thereto.

By entering into the Joinder, the joining lenders agreed to extend the maturity of (i) approximately $392.7 million of Biomet’s U.S. dollar-denominated term loans and (ii) approximately €32.9 million of Biomet’s euro-denominated term loans, to July 25, 2017. The term loans extended pursuant to the Joinder are on terms identical to the terms loans that were extended pursuant to the Amendment. The remaining term loans of the lenders who have not elected to extend their loans will mature on March 25, 2015.

Refinancing of Asset-Based Revolving Credit Facility

On November 14, 2012, Biomet replaced and refinanced its asset-based revolving credit facility with a new asset-based revolving credit facility that has a U.S. tranche of up to $400.0 million and a European borrower tranche denominated in euros of up to the euro-equivalent of $100.0 million. The European borrower tranche is secured by certain foreign assets of European subsidiary borrowers and the U.S. borrowers under the U.S. tranche guarantee the obligations of any such European subsidiary borrowers (and such guarantees are secured by the current assets collateral that secures the direct obligations of such U.S. borrowers under such U.S. tranche).

Refinancing of U.S. dollar-denominated Term Loan

On December 27, 2012, Biomet completed a $730.0 million add-on to the extended U.S. dollar-denominated term loan. The proceeds from the add-on were used to refinance the non-extended U.S. dollar-denominated term B loan, which was net of fees associated with the add-on closing. The terms of the add-on are consistent with the terms in the Amendment and Restatement Agreement-Senior Secured Credit Facilities explanation above.

Retirement of euro-denominated Term Loan and Repricing of U.S. dollar-denominated Term B-1 Loan

On September 10, 2013, Biomet retired €167.3 million ($221.4 million) principal amount of its euro-denominated term loan using cash on hand. On September 25, 2013, Biomet completed an $870.5 million U.S. dollar-denominated term loan offering, the proceeds of which were used to retire the remaining euro-denominated term loan principal balance of €657.7 million ($870.2 million). Concurrently with the new $870.5 million U.S. dollar-denominated term loan offering, Biomet also completed a repricing of its existing $2,111.4 million extended U.S. dollar-denominated term loan to LIBOR + 3.50%. The terms of the new term loan are consistent with the existing extended U.S. dollar-denominated term loan.

Note 8—Fair Value Measurements.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair value measurements are principally applied to (1) financial assets and liabilities such as marketable equity securities and debt securities, (2) investments in equity and other securities and (3) derivative instruments consisting of interest rate swaps. These items are marked-to-market at each reporting period to fair value. The information in the following paragraphs and tables primarily addresses matters relative to these financial assets and liabilities.

•	Level 1—Inputs are quoted prices in active markets for identical assets or liabilities. The Company’s Level 1 assets include money market investments and marketable equity securities.

•	Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. The Company’s Level 2 assets and liabilities primarily include Greek bonds, time deposits, interest rate swaps, pension plan assets (equity securities, debt securities and other) and foreign currency exchange contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

•	Level 3—Inputs are unobservable for the asset or liability. The Company’s Level 3 assets include other equity investments. See the section below titled Level 3 Valuation Techniques for further discussion of how the Company determines fair value for investments classified as Level 3.

The following table provides information by level for assets and liabilities that are measured at fair value on a recurring basis at February 28, 2014 and May 31, 2013:

	Fair Value at February 28, 2014	Fair Value Measurements Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Assets:
Money market funds	$110.8	$110.8	$—	$—
Time deposits	17.0	—	17.0	—
Greek bonds	7.7	—	7.7	—
Pension plan assets	147.6	—	147.6	—
Foreign currency exchange contracts	0.9	—	0.9	—
Equity securities	2.3	2.2	—	0.1

Total assets	$286.3	$113.0	$173.2	$0.1

Liabilities:
Interest rate swaps	$22.4	$—	$22.4	$—
Foreign currency exchange contracts	0.1	—	0.1	—

Total liabilities	$22.5	$—	$22.5	$—

	Fair Value at May 31, 2013	Fair Value Measurements Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Assets:
Money market funds	$93.1	$93.1	$—	$—
Time deposits	31.5	—	31.5	—
Greek bonds	5.6	—	5.6	—
Pension plan assets	137.6	—	137.6	—
Foreign currency exchange contracts	0.5	—	0.5	—
Equity securities	1.4	1.3	—	0.1

Total assets	$269.7	$94.4	$175.2	$0.1

Liabilities:
Interest rate swaps	$54.1	$—	$54.1	$—
Foreign currency exchange contracts	0.6	—	0.6	—

Total liabilities	$54.7	$—	$54.7	$—

Level 3 Valuation Techniques

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity where the determination of fair value requires significant judgment or estimation. Level 3 investment securities primarily include other equity investments for which there was a decrease in the observation of market pricing. As of February 28, 2014 and May 31, 2013, these securities were valued primarily using internal cash flow valuation that incorporates transaction details such as contractual terms, maturity, timing and amount of future cash flows, as well as assumptions about liquidity and credit valuation adjustments of marketplace participants.

The estimated fair value of the Company’s long-term debt, including the current portion, at February 28, 2014 and May 31, 2013 was $6,017.9 million and $6,090.4 million, respectively, compared to carrying values of

$5,831.7 million and $5,966.4 million, respectively. The fair value of the Company’s traded debt is considered Level 3 and was estimated using quoted market prices for the same or similar instruments, among other inputs. The fair value of the Company’s variable rate term debt was estimated using Bloomberg composite quotes. In determining the fair values and carrying values, the Company considers the terms of the related debt and excludes the impacts of debt discounts and interest rate swaps.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

During the three and nine months ended February 28, 2013, the Company measured nonfinancial long-lived assets and liabilities at fair value in conjunction with the impairment of the dental reporting unit. The Company used the income approach to measure the fair value of the reporting unit and related intangible assets. See Note 6 for a full description of key assumptions. The inputs used in the impairment fair value analysis fall within Level 3 due to the significant unobservable inputs used to determine fair value. During the three and nine months ended February 28, 2014, the Company had no significant measurements of assets or liabilities at fair value on a nonrecurring basis subsequent to their initial recognition.

Note 9—Derivative Instruments and Hedging Activities.

The Company is exposed to certain market risks relating to its ongoing business operations, including foreign currency risk, interest rate risk and commodity price risk. The Company currently manages foreign currency risk and interest rate risk through the use of derivatives.

Derivatives Designated as Hedging Instruments

Foreign Currency Instruments—Certain assets, liabilities and forecasted transactions are exposed to foreign currency risk, primarily the fluctuation of the U.S. dollar against the euro. The Company hedged a portion of its net investment in its European subsidiaries with the issuance of a €875.0 million (approximately $1,207.4 million at September 25, 2007) principal amount euro term loan on September 25, 2007. Effective September 25, 2013, with the retirement of the euro-denominated term loan discussed in Note 7, the Company no longer has a net investment hedge related to its European subsidiaries. Hedge effectiveness is tested quarterly to determine whether hedge treatment is still appropriate. The Company tests effectiveness on this net investment hedge by determining if the net investment in its European subsidiaries is greater than the outstanding euro-denominated debt balance. Any amount of a derivative instrument designated as a hedge determined to be ineffective is recorded as other (income) expense.

Interest Rate Instruments—The Company uses interest rate swap agreements (cash flow hedges) in U.S. dollars as a means of fixing the interest rate on portions of its floating-rate debt instruments. As of February 28, 2014, the Company had a swap liability of $22.4 million, which consisted of $10.0 million short-term and $12.6 million long-term, partially offset by a $0.2 million credit valuation adjustment. As of May 31, 2013, the Company had a swap liability of $54.1 million, which consisted of $19.9 million short-term and $34.8 million long-term, partially offset by a $0.6 million credit valuation adjustment.

The table below summarizes existing swap agreements at February 28, 2014 and May 31, 2013:

(U.S. dollars and euros in millions)

Structure	Currency		Notional Amount	Effective Date	Termination Date	Fair Value at February 28, 2014 Asset (Liability)	Fair Value at May 31, 2013 Asset (Liability)
5 years	EUR	(1)	€200.0	September 25, 2012	September 25, 2017	—	(11.3)
5 years	EUR	(1)	200.0	September 25, 2012	September 25, 2017	—	(11.1)
5 years	USD		$325.0	December 26, 2008	December 25, 2013	—	(3.8)
5 years	USD		195.0	September 25, 2009	September 25, 2014	(3.0)	(6.7)
2 years	USD		190.0	March 25, 2013	March 25, 2015	(1.3)	(1.7)
3 years	USD		270.0	December 27, 2013	September 25, 2016	(6.2)	(5.2)
5 years	USD		350.0	September 25, 2012	September 25, 2017	(6.1)	(7.5)
5 years	USD		350.0	September 25, 2012	September 25, 2017	(6.0)	(7.4)
Credit valuation adjustment						0.2	0.6

Total interest rate instruments						$(22.4)	$(54.1)

(1)	The euro interest rate swaps were terminated during the second quarter of fiscal year 2014.

The interest rate swaps are recorded in other accrued expenses and other long-term liabilities. As a result of cash flow hedge treatment being applied, all unrealized gains and losses related to the derivative instruments are recorded in accumulated other comprehensive income (loss). Hedge effectiveness is tested quarterly to determine if hedge treatment is still appropriate. Certain amounts reported in the prior year amount of (gain) loss reclassified from accumulated OCI into interest expense (effective portion) have been corrected to more accurately reflect the reclassifications and to conform to the current period presentation. The Company believes such amounts are immaterial. The tables below summarize the effective portion and ineffective portion of the Company’s interest rate swaps for the nine months ended February 28, 2014 and February 28, 2013:

	Three Months Ended		Nine Months Ended
(in millions)	February 28, 2014	February 28, 2013	February 28, 2014	February 28, 2013
Derivatives in cash flow hedging relationship
Interest rate swaps:
Amount of gain (loss) recognized in OCI	$5.5	$10.7	$31.7	$9.5
Amount of (gain) loss reclassified from accumulated OCI into interest expense (effective portion)	6.2	9.0	20.5	40.4
Amount (gain) loss recognized in other income (expense) (ineffective portion and amount excluded from effectiveness testing)	—	—	21.8	—

As of February 28, 2014, the effective interest rate, including the applicable lending margin, on 44.13% ($1,355.0 million) of the outstanding principal of the Company’s U.S. dollar term loan was fixed at 5.07% through the use of interest rate swaps. The remaining unhedged balances of the U.S. dollar term loans had an effective interest rate of 3.63%. As of February 28, 2014 and May 31, 2013, the Company’s effective weighted average interest rate on all outstanding debt, including the interest rate swaps, was 5.38% and 6.29%, respectively.

Derivatives Not Designated as Hedging Instruments

Foreign Currency Instruments—The Company faces transactional currency exposures that arise when it or its foreign subsidiaries enter into transactions, primarily on an intercompany basis, denominated in currencies other than their functional currency. The Company may enter into short-term forward currency exchange contracts in order to mitigate the currency exposure related to these intercompany payables and receivables arising from intercompany trade. The Company does not designate these contracts as hedges; therefore, all forward currency exchange contracts are recorded at their fair value each period, with the resulting gains and losses recorded in other (income) expense. Any foreign currency remeasurement gains or losses recognized in a period are generally offset with gains or losses on the forward currency exchange contracts. As of February 28, 2014, the fair value of the Company’s derivatives not designated as hedging instruments on a gross basis were assets of $0.9 million recorded in prepaid expenses and other, and liabilities of $0.1 million recorded in other accrued expenses.

Note 10—Accumulated Other Comprehensive Income (Loss).

Accumulated other comprehensive income (loss) includes currency translation adjustments, certain derivative-related activity, changes in the value of available-for-sale investments and changes in pension assets. The Company generally deems its foreign investments to be essentially permanent in nature and does not provide for taxes on currency translation adjustments arising from translating the investment in a foreign currency to U.S. dollars. When the Company determines that a foreign investment is no longer permanent in nature, estimated taxes are provided for the related deferred tax liability (asset), if any, resulting from currency translation adjustments.

Accumulated other comprehensive income (loss) and the related components, net of tax, are included in the table below:

(in millions)	Unrecognized actuarial gains (losses)	Foreign currency translation adjustments	Unrealized gain (loss) on interest rate swaps	Unrealized gain (loss) on available- for-sale securities	Accumulated other comprehensive income
May 31, 2013	$(10.0)	$35.5	$(34.2)	$2.8	$(5.9)
OCI before reclassifications	(0.4)	20.3	0.2	2.4	22.5
Reclassifications	—	—	25.5	—	25.5

February 28, 2014	$(10.4)	$55.8	$(8.5)	$5.2	$42.1

Reclassifications adjustments from OCI are included in the table below:

(in millions)	Three Months Ended February 28, 2014	Three Months Ended February 28, 2013	Nine Months Ended February 28, 2014	Nine Months Ended February 28, 2013	Location on Statement of Operations
Interest rate swaps	$6.2	$9.0	$42.3	$40.4	Interest expense

The tax effects in other comprehensive income are included in the tables below:

	Three Months Ended February 28, 2014			Three Months Ended February 28, 2013
(in millions)	Before Tax	Tax	Net of Tax	Before Tax	Tax	Net of Tax
Unrecognized actuarial gains (losses)	$(0.6)	$0.2	$(0.4)	$—	$0.3	$0.3
Foreign currency translation adjustments	2.1	(13.5)	(11.4)	(73.5)	9.6	(63.9)
Unrealized gain (loss) on interest rate swaps	(0.7)	0.4	(0.3)	1.7	(0.5)	1.2
Reclassifications on interest rate swaps	6.2	(2.5)	3.7	9.0	(3.6)	5.4
Unrealized gain (loss) on available-for-sale securities	1.4	(0.3)	1.1	1.5	—	1.5

Accumulated other comprehensive income	$8.4	$(15.7)	$(7.3)	$(61.3)	$5.8	$(55.5)

	Nine Months Ended February 28, 2014			Nine Months Ended February 28, 2013
(in millions)	Before Tax	Tax	Net of Tax	Before Tax	Tax	Net of Tax
Unrecognized actuarial gains (losses)	$(0.6)	$0.2	$(0.4)	$(0.1)	$0.1	$—
Foreign currency translation adjustments	20.3	—	20.3	(62.1)	5.9	(56.2)
Unrealized gain (loss) on interest rate swaps	(10.6)	10.8	0.2	(30.9)	12.4	(18.5)
Reclassifications on interest rate swaps	42.3	(16.8)	25.5	40.4	(16.0)	24.4
Unrealized gain (loss) on available-for-sale securities	4.1	(1.7)	2.4	3.7	(0.1)	3.6

Accumulated other comprehensive income	$55.5	$(7.5)	$48.0	$(49.0)	$2.3	$(46.7)

Note 11—Stock-based Compensation and Stock Plans.

The Company expenses all stock-based payments to employees and non-employee distributors, including stock options, leveraged share awards and restricted stock units or (“RSUs”), based on the grant date fair value over the required award service period using the graded vesting attribution method. As the Company’s common stock is not currently traded on a national securities exchange, the fair market value of the Company’s common shares is determined by the Compensation Committee. For awards with a performance vesting condition, the Company recognizes expense when the performance condition is considered probable to occur. Stock-based compensation expense recognized was $5.5 million and $5.8 million for the three months ended February 28, 2014 and 2013, respectively, and $14.7 million and $32.3 million for the nine months ended February 28, 2014 and 2013, respectively. The decrease in the expense was related to the fiscal year 2013 modification that is described below.

On July 2, 2012, LVB launched a tender offer to eligible employees to exchange all of the stock options and RSUs held by such employees for new stock options and RSUs. Following the expiration of the tender offer on July 30, 2012, LVB accepted for exchange eligible options to purchase an aggregate of 29,821,500 shares of common stock of LVB and eligible RSUs underlying an aggregate of 3,665,000 shares of common stock of LVB. In accordance with the terms and conditions of the tender offer, on July 31, 2012, LVB granted 29,821,500 new options and 10,795,000 new RSUs in exchange for the cancellation of such tendered options and RSUs.

The objective of the tender offer was to provide employees who elected to participate with new options and new RSUs, the terms of which preserve the original incentive effect of the Company’s equity incentive programs in light of market and industry-wide economic conditions. The terms of the new stock options differed in respect to the tendered options principally with respect to:

•	Exercise Price—The exercise price for the new stock options was lowered to the then current fair value of $7.88 per share.

•	Vesting Periods—All prior options that were vested as of the completion date of the tender offer remain vested. All time-vesting options which were unvested as of the completion date of the tender offer will continue to vest on the same schedule on which they were originally granted. All unvested replacement extended time vesting options and modified performance options will vest on a schedule which is generally two years longer than the original vesting schedule, but in no case past 2017.

•	Performance Vesting Threshold—The new modified performance options will vest over the new vesting period if, as of the end of the Company’s most recent fiscal year ending on or prior to such vesting date, Biomet, Inc. has achieved the EBITDA target for such fiscal year determined by the Compensation Committee of the Board of Directors of the Company on or before the ninetieth (90th) day of such fiscal year and consistent with the Company’s business plan.

The terms of the new RSUs are different from the tendered RSUs with respect to the vesting schedule, performance conditions and settlement. The new RSUs are granted subject to either a time-based vesting or a performance-based vesting requirement. Unlike the exchanged RSUs, the new RSUs do not vest in full on May 31, 2016 regardless of satisfaction of the vesting conditions. In addition, following the termination of employment with the Company, new RSUs, whether vested or unvested, will be forfeited if such employee provides services to any competitor of the Company. In addition, participants holding new RSUs received new awards called management dividend awards representing the right to receive a cash payment. Management dividend awards vest on a one-to-one basis with each new time-based RSU. Vested management dividend awards are paid by cash distributions promptly following each anniversary of the grant date until the earlier of an initial public offering of the Company or the fifth anniversary of the grant date, subject to withholding taxes. Upon termination of employment for any reason, management dividend awards will be forfeited. The new RSUs were granted under the Company’s 2012 Restricted Stock Unit Plan, which was adopted by LVB on July 31, 2012. The maximum number of shares of common stock, par value $0.01 per share, that may be issued under the Company’s 2012 Restricted Stock Unit Plan is 14,000,000, subject to adjustment as described in the Plan. The management dividend awards are accounted for as liabilities.

On March 27, 2013, the Compensation Committee of LVB approved and adopted an amended LVB Acquisition, Inc. 2012 Restricted Stock Unit Plan. The amendment permits certain participants in the Plan to be eligible to elect to receive a cash award with respect to their vested time-based RSUs subject to certain conditions, including the satisfaction of certain Company performance thresholds with respect to Adjusted EBITDA and unlevered free cash flow. To the extent the Company performance conditions have been satisfied for the applicable fiscal year, eligible participants will be entitled to elect to receive a cash award based on the fair market value of the Parent’s common stock on the first day of the applicable election period, payable in three installments over a two-year period, with respect to their vested time-based RSUs and such vested time-based RSU will be forfeited upon such election. Payment of the cash award is subject to the participants’ continued employment through the payment date (other than with respect to a termination by the Company without cause).

During the second quarter of fiscal year 2013, the distributor options totaling 3,193,167 were modified to lower the exercise price to the then-current fair value of $7.88 per share.

Note 12—Income Taxes.

The Company applies guidance issued by the Financial Accounting Standards Board for uncertainty in income taxes. The Company records the liability for unrecognized tax positions as a long-term liability.

The Company conducts business globally and, as a result, certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examinations by taxing authorities throughout the world, including major jurisdictions such as Australia, Canada, France, Germany, Japan, the Netherlands, Spain, the United Kingdom and the United States. In addition, certain state and foreign tax returns are under examination by various regulatory authorities. The Company is no longer subject to U.S. federal income tax examinations for the fiscal years prior to and including the year ended May 31, 2010.

The Company regularly reviews issues that are raised from ongoing examinations and open tax years to evaluate the adequacy of its liabilities. As the various taxing authorities continue with their audit/examination programs, the Company will adjust its reserves accordingly to reflect these settlements. As of February 28, 2014, the Company does not anticipate a significant change in its worldwide gross liabilities for unrecognized tax benefits within the succeeding twelve months.

The Company’s effective income tax rates were 17.9% and 56.9% for the three and nine months ended February 28, 2014, respectively, compared to 9.6% and 20.9% for the three and nine months ended February 28, 2013, respectively. Primary factors in determining the effective tax rates include the mix of various jurisdictions in which profits are projected to be earned and taxed, as well as assertions regarding the expected repatriation of earnings of the Company’s foreign operations. The effective tax rates for the three and nine months ended February 28, 2013 were also impacted by a non-deductible goodwill impairment charge of $233.0 million, which was treated as a non-deductible permanent difference and contributed significantly to the effective tax rate being lower than U.S. statutory tax rates. Fluctuations in effective tax rates between comparable periods also reflect the discrete tax benefit or expense of items in continuing operations that represent tax effects not attributable to current-year ordinary income. Discrete items, consisting primarily of changes in deferred taxes due to state and international reorganizations, finalization of the 2012 income tax returns, release of valuation allowance on state net operating loss carryforwards and the prospective reduction of the United Kingdom statutory corporate tax rate enacted in July 2013, impacted the income tax provision by $3.2 million and $(22.8) million, or (4.0)% and 32.8%, in the three and nine months ended February 28, 2014, respectively. Discrete items impacted the income tax provision by ($30.3) million and $(34.0) million, or 9.0% and 6.7%, in the three and nine months ended February 28, 2013, respectively, primarily as a result of the tax benefit associated with the reduction of net deferred tax liabilities due to the impairment of intangible assets, as well as the prospective reduction of the United Kingdom statutory corporate tax rate enacted in July 2012 and finalization of the 2011 income tax returns.

Note 13—Segment Reporting.

The Company operates in one reportable segment, musculoskeletal products, which includes the designing, manufacturing and marketing of knees; hips; sports, extremities and trauma (“S.E.T.”); spine, bone healing and microfixation; dental; and cement, biologics and other products. Other products consist primarily of general instruments and operating room supplies. The Company operates in various geographies. These geographic markets are comprised of the United States, Europe and International. Major markets included in the International geographic market are Canada, Latin America and the Asia Pacific region.

Net sales by product category for the three and nine months ended February 28, 2014 and 2013 were as follows:

	Three Months Ended		Nine Months Ended
(in millions)	February 28, 2014	February 28, 2013(1)	February 28, 2014	February 28, 2013(1)
Net sales by product:
Knees	$254.2	$234.7	$743.3	$699.8
Hips	162.9	158.5	480.3	469.5
S.E.T.	169.0	161.4	478.8	440.9
Spine, Bone Healing and Microfixation	115.9	99.6	322.4	311.0
Dental	64.4	64.4	188.8	188.5
Cement, Biologics and Other	56.1	52.9	165.3	159.3

Total	$822.5	$771.5	$2,378.9	$2,269.0

(1)	Certain amounts have been adjusted to conform to the current presentation. The current presentation aligns with how the Company presently manages and markets its products.

Net sales by geography for the three and nine months ended February 28, 2014 and 2013 were as follows:

	Three Months Ended		Nine Months Ended
(in millions)	February 28, 2014	February 28, 2013	February 28, 2014	February 28, 2013
Net sales by geography:
United States	$508.9	$472.9	$1,471.9	$1,395.9
Europe	199.8	184.7	563.1	521.5
International(1)	113.8	113.9	343.9	351.6

Total	$822.5	$771.5	$2,378.9	$2,269.0

(1)	International primarily includes Canada, Latin America and the Asia Pacific region.

Long-term assets by geography as of February 28, 2014 and May 31, 2013 were as follows:

(in millions)	February 28, 2014	May 31, 2013
Long-term assets(1) by geography:
United States	$369.3	$336.8
Europe	247.9	255.7
International	73.7	72.7

Total	$690.9	$665.2

(1)	Defined as property, plant and equipment.

Note 14—Restructuring.

The Company recorded $6.6 million and $1.9 million in employee severance costs during the three months ended February 28, 2014 and 2013, respectively, and $18.8 million and $4.0 million during the nine months ended February 28, 2014 and 2013, respectively. The expense during fiscal 2014 and 2013 resulted primarily from the planned closures of the Swindon, United Kingdom manufacturing facility and the Le Locle, Switzerland manufacturing facility. These restructuring charges were recorded within cost of sales, selling, general and administrative expense, and research and development expense and other accrued expenses. A summary of the severance and benefit costs in the periods presented is as follows:

(in millions)	Employee Severance and Benefit Costs
Restructuring Accrual:
Balance at May 31, 2013	$8.9
Costs incurred and charged to expense	6.3
Costs paid or otherwise settled	(5.3)
Non-cash adjustments(1)	0.7

Balance at August 31, 2013	10.6

Costs incurred and charged to expense	5.9
Costs paid or otherwise settled	(3.9)
Non-cash adjustments(1)	0.8

Balance at November 30, 2013	13.4

Costs incurred and charged to expense	6.6
Costs paid or otherwise settled	(2.1)
Non-cash adjustments(1)	0.8

Balance at February 28, 2014	$18.7

(1)	Primarily related to foreign currency fluctuations.

(in millions)	Employee Severance and Benefit Costs
Restructuring Accrual:
Balance at May 31, 2012	$9.5
Costs incurred and charged to expense	1.1
Costs paid or otherwise settled	(0.4)
Non-cash adjustments(1)	0.1

Balance at August 31, 2012	10.3

Costs incurred and charged to expense	1.0
Costs paid or otherwise settled	(1.6)
Non-cash adjustments(1)	0.1

Balance at November 30, 2012	9.8

Costs incurred and charged to expense	1.9
Costs paid or otherwise settled	(2.3)
Non-cash adjustments(1)	(0.4)

Balance at February 28, 2013	$9.0

(1)	Primarily related to foreign currency fluctuations.

Note 15—Contingencies.

The Company is involved in various proceedings, legal actions and claims arising in the normal course of business, including proceedings related to product liability, governmental investigations, intellectual property, commercial litigation and other matters. The outcomes of these matters will generally not be known for an extended period of time. In certain of the legal proceedings, the claimants seek damages, as well as other compensatory relief, which could result in the payment of significant claims and settlements. For legal matters for which management has sufficient information to reasonably estimate the Company’s future obligations, a liability representing management’s best estimate of the probable cost, or the minimum of the range of probable losses when a best estimate within the range is not known, for the resolution of these legal matters is recorded. The estimates are based on consultation with legal counsel, previous settlement experience and settlement strategies. The Company’s accrual for contingencies, except for claims associated with metal-on-metal hip products was $38.7 million and $40.0 million at February 28, 2014 and May 31, 2013, respectively, and primarily relate to certain product liability claims and the Massachusetts U.S. Department of Justice EBI products investigation described below.

Other than the Massachusetts U.S. Department of Justice EBI products investigation, claims associated with metal-on-metal hips and certain product liability claims, for which the estimated loss is included in the accrual amounts disclosed within this footnote, the relatively early stages of the other governmental investigations and other product liability claims described below, and the complexities involved in these matters, the Company is unable to estimate a possible loss or range of possible loss for such matters until the Company knows, among other factors, (i) what claims, if any will survive dispositive motion practice, (ii) the extent of the claims, including the size of any potential class, particularly when damages are not specified or are indeterminate, (iii) how the discovery process will affect the litigation, (iv) the settlement posture of the other parties to the litigation and (v) any other factors that may have a material effect on the litigation.

U.S. Department of Justice EBI Products Investigations and Other Matters

In June 2013, Biomet received a subpoena from the U.S. Attorney’s Office for the District of New Jersey requesting various documents relating to the fitting of custom-fabricated or custom-fitted orthoses, or bracing, to patients in New Jersey, Texas and Washington. The Company has produced responsive documents and is fully cooperating with the request of the U.S. Attorney’s Office. The Company can make no assurances as to the time or resources that will be needed to devote to this inquiry or its final outcome.

In February 2010, Biomet received a subpoena from the Office of the Inspector General of the U.S. Department of Health and Human Services requesting various documents relating to agreements or arrangements between physicians and the Company’s Interpore Cross subsidiary for the period from 1999 through the present and the marketing and sales activities associated with Interpore Cross’ spinal products. Biomet is cooperating with the request of the Office of the Inspector General. The Company can make no assurances as to the time or resources that will be needed to devote to this inquiry or its final outcome.

In April 2009, Biomet received an administrative subpoena from the U.S. Attorney’s Office for the District of Massachusetts requesting various documents relating primarily to the Medicare reimbursement of and certain business practices related to the Company’s EBI subsidiary’s non-invasive bone growth stimulators. It is the Company’s understanding that competitors in the non-invasive bone growth stimulation market received similar subpoenas. The Company received subsequent subpoenas in connection with the investigation in September 2009, June 2010, February 2011 and March 2012 along with several informal requests for information. Biomet has produced responsive documents and is fully cooperating in the investigation.

In April 2009, the Company became aware of a qui tam complaint alleging violations of the federal and various state False Claims Acts filed in the United States District Court for the District of Massachusetts, where it is currently pending. Biomet, Parent, and several of the Company’s competitors in the non-invasive bone growth stimulation market were named as defendants in this action. The allegations in the complaint are similar in nature to certain categories of requested documents in the above-referenced administrative subpoenas. The U.S. government has not intervened in the action. The Company is vigorously defending this matter and intends to continue to do so. The Company can make no assurances as to the time or resources that will be needed to devote to this investigation or its final outcome.

U.S. Department of Justice Civil Division Investigation

In September 2010, Biomet received a Civil Investigative Demand (“CID”) issued by the U.S. Department of Justice—Civil Division pursuant to the False Claims Act. The CID requests that the Company provide documents and testimony related to allegations that Biomet, OtisMed Corp. and Stryker Corp. have violated the False Claims Act relating to the marketing of, and payment submissions for, OtisMed’s OtisKnee® (a registered trademark of OtisMed Corporation) knee replacement system. The Company has produced responsive documents and is fully cooperating in the investigation.

U.S. Securities and Exchange Commission (“SEC”) Informal Investigation

On September 25, 2007, Biomet received a letter from the SEC informing the Company that it was conducting an informal investigation regarding possible violations of the Foreign Corrupt Practices Act, or FCPA, in the marketing and sale of medical devices in certain foreign countries by companies in the medical devices industry. The FCPA prohibits domestic concerns, including U.S. companies and their officers, directors, employees, shareholders acting on their behalf and agents, from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining an improper advantage. This law also requires issuers of publicly registered securities to maintain records which fairly and accurately reflect transactions and to maintain an adequate system of internal controls. In many countries, hospitals and clinics are government-owned and, therefore, healthcare professionals employed by such hospitals and clinics, with whom we regularly interact, may meet the definition of a foreign official for purposes of the FCPA. On November 9, 2007, the Company received a letter from the DOJ requesting that any information provided to the SEC also be provided to the DOJ on a voluntary basis.

On March 26, 2012, Biomet resolved the DOJ’s and SEC’s investigations by entering into a Deferred Prosecution Agreement, or DPA, with the DOJ and a Consent to Final Judgment, or Consent, with the SEC.

Pursuant to the DPA, the DOJ has agreed to defer prosecution of Biomet in connection with this matter, provided that Biomet satisfies its obligations under the agreement over the three-year term of the DPA. The DOJ has further agreed to not continue its prosecution and seek to dismiss its indictment should Biomet satisfy its obligations under the agreement over the three-year term of the DPA.

In addition, pursuant to the terms of the DPA, an independent external compliance monitor has been appointed to review Biomet’s compliance with the DPA, particularly in relation to Biomet’s international sales practices, for at least the first 18 months of the three-year term of the DPA. The monitor has divided his review into two phases. The first phase consisted of the monitor familiarizing himself with our global compliance program, assessing the effectiveness of the program and making recommendations for enhancement of our compliance program based on that review. The second phase commenced in June 2013 and consists of the monitor testing implementation of his recommended enhancements to our compliance program. The monitor recently identified that certain of the Company’s compliance enhancements have been implemented too recently to be satisfactorily tested, and the Company continues to work with the monitor to allow for such transactional testing. The Consent Biomet entered into with the SEC mirrors the DPA’s provisions with respect to the compliance monitor. Compliance with the DPA requires substantial cooperation of the Company’s employees, distributors and sales agents and the healthcare professionals with whom they interact. These efforts not only involve expense, but also require management and other key employees to focus extensively on these matters.

Biomet agreed to pay a monetary penalty of $17.3 million to resolve the charges brought by the DOJ. The terms of the DPA and the associated monetary penalty reflect Biomet’s full cooperation throughout the investigation. Biomet further agreed in its Consent to disgorge profits and pay prejudgment interest in the aggregate amount of $5.6 million.

Product Liability

The Company has received claims for personal injury associated with its metal-on-metal hip products. The Company’s accrual for contingencies for claims associated with metal-on-metal hip products at February 28, 2014 and May 31, 2013 is $123.5 million and $23.5 million, respectively. The pre-trial management of certain of these claims has been consolidated in a multi-district proceeding in a federal court in South Bend, Indiana. Certain other claims are pending in various state courts. The Company believes the number of claims continues to increase incrementally due to the negative publicity regarding metal-on-metal hip products generally. The Company believes it has data that supports the efficacy and safety of its metal-on-metal hip products, and the Company intends to vigorously defend itself in these matters. The Company currently accounts for these claims in accordance with its standard product liability accrual methodology on a case by case basis. Given the substantial or indeterminate amounts sought in these matters, and the inherent unpredictability of such matters, an adverse outcome in these matters in excess of the amounts included in the Company’s accrual for contingencies could have a material adverse effect on our financial condition, results of operations and cash flow.

The Company accrues anticipated costs of settlement, damages, and loss of product liability claims based on historical experience or to the extent specific losses are probable and estimable. If the estimate of a probable loss is in a range and no amount within the range is more likely, the Company accrues the minimum amount of the range. Such estimates and any subsequent changes in estimates may result in adjustments to the Company’s operating results in the future. The Company has self-insured reserves against product liability claims with insurance coverage above the retention limits. There are various other claims, lawsuits and disputes with third parties, investigations and pending actions involving various allegations against it. Product liability claims are routinely reviewed by the Company’s insurance carriers and management routinely reviews all claims for purposes of establishing ultimate loss estimates.

As of March 27, 2014, the Company is a defendant in 1,513 product liability lawsuits relating to metal-on-metal hip implants, most of which were filed in 2013. The majority of these cases involve the M2a-Magnum™ hip system, 311 cases involve the M2a-38™ hip system, 47 involve the M2a-Taper™ system, and six involve the M2a-Ringloc™ system. The cases are currently venued in various state and federal courts. The cases in federal court have been consolidated in one multi-district proceeding in the U.S. District Court for the Northern District of Indiana.

On February 3, 2014, the Company announced the settlement of the Multi-District Litigation entitled MDL 2,391 – In Re: Biomet M2a Magnum™ Hip Implant Product Liability Litigation. As of March 27, 2014, there were 1,396 lawsuits pending in the MDL. Additional lawsuits filed in the MDL by April 15, 2014 may participate in the settlement. The Company continues to evaluate the inventory of lawsuits in the MDL pursuant to the categories and procedures set forth in the settlement agreement. The final amount of payments under the settlement is uncertain. As of February 28, 2014, we have accrued $123.5 million for contingencies associated with metal-on-metal hip products, which is increased from $50.0 million as of November 30, 2013.

The Company believes that the payments under the settlement will exhaust its self-insured retention under the Company’s insurance program, which is $50.0 million. If this should occur, the Company would submit an insurance claim for the amount by which ultimate losses under the settlement exceed the self-insured retention amount. The Company maintains $100.0 million of third-party insurance coverage. The Company’s insurance carriers have been placed on notice of the claims associated with metal-on-metal hip products that are subject to the settlement and have been placed on notice of the terms of the settlement. As is customary in these situations, certain of the Company’s insurance carriers have reserved all rights under their respective policies. The Company has received a letter from one of its carriers denying coverage, and certain of its other insurance carriers could also deny coverage for some or all of the Company’s insurance claims. The Company continues to believe its contracts with the insurance carriers are enforceable for these claims and the settlement agreement. However, the Company would be responsible for any amounts that its insurance carriers do not cover or for the amount by which ultimate losses exceed the amount of the Company’s third-party insurance coverage. The settlement does not affect certain other claims relating to the Company’s metal-on-metal hip products that are pending in various state courts, or other claims that may be filed in the future. The Company is currently assessing any potential receivables to be recorded for recoveries from the insurance carriers.

Future revisions in the Company’s estimates of these provisions could materially impact its results of operations and financial position. The Company uses the best information available to determine the level of accrued product liabilities, and the Company believes its accruals are adequate.

Intellectual Property Litigation

On May 3, 2013, Bonutti Skeletal Innovations LLC, a company formed to hold certain patents acquired from Dr. Peter M. Bonutti and an affiliate of patent licensing firm Acacia Research Group LLC, filed suit against us in the U.S. District Court for the Eastern District of Texas, alleging a failure to pay royalties due under a license agreement with Dr. Bonutti, misuse of confidential information and infringement of U.S. Patent Nos. 5,921,986; 6,099,531; 6,423,063; 6,638,279; 6,702,821; 7,070,557; 7,087,073; 7,104,996; 7,708,740; 7,806,896; 7,806,897; 7,828,852; 7,931,690; 8,133,229; and 8,147,514. The lawsuit seeks damages in an amount yet to be determined and injunctive relief. Prior to the filing of this lawsuit, on March 8, 2013, the Company filed a complaint for declaratory judgment with the U.S. District Court for the Northern District of Indiana seeking a judgment of non-infringement and invalidity of the patents at issue. On September 17, 2013, the case filed in the U.S. District Court for the Eastern District of Texas was dismissed. The Company is vigorously defending this matter and believes that its defenses against infringement are valid and meritorious. The Company can make no assurances as to the time or resources that will be needed to devote to this litigation or its final outcome.

In January 2009, Heraeus Kulzer GmbH initiated legal proceedings in Germany against Biomet, Biomet Europe BV and certain other subsidiaries, alleging that the Company and Biomet Europe BV misappropriated Heraeus Kulzer trade secrets when developing its current lines of European bone cements, which were first marketed in 2005. The lawsuit seeks damages in excess of €30 million and injunctive relief to preclude the Company from producing its current line of European bone cements. On December 20, 2012, the trial court ruled that Biomet did not misappropriate trade secrets and consequently dismissed Biomet, Biomet Europe BV, Biomet

Deutschland GmbH and other defendants from the lawsuit. Biomet Orthopaedics Switzerland GmbH (“Biomet Switzerland”) remains as the only defendant in the lawsuit and the trial court has ruled that Heraeus Kulzer will not be permitted to review certification materials of Biomet Switzerland for purposes of determining whether there is any evidence that would support a claim of trade secret misappropriation by that entity. Heraeus has appealed the trial court’s decision and the Company is continuing to vigorously defend this matter.

Other Matters

There are various other claims, lawsuits, disputes with third parties, investigations and pending actions involving various allegations against the Company incident to the operation of its business, principally product liability and intellectual property cases. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for losses that are deemed to be probable and subject to reasonable estimate.

Based on the advice of the Company’s counsel in these matters, it is unlikely that the resolution of any of these matters and any liabilities in excess of amounts provided will be material to the Company’s financial position, results of operations or cash flows.

Note 16—Related Parties.

Transactions with the Principal Stockholders

On December 18, 2006, Biomet, Inc. entered into an Agreement and Plan of Merger with LVB Acquisition, LLC, a Delaware limited liability company , which was subsequently converted to a corporation, LVB Acquisition, Inc., and LVB Acquisition Merger Sub, Inc., an Indiana corporation and a wholly-owned subsidiary of LVB (“Purchaser”), which agreement was amended and restated as of June 7, 2007 and which we refer to as the “Merger Agreement.” Pursuant to the Merger Agreement, on June 13, 2007, Purchaser commenced a cash tender offer (the “Offer”) to purchase all of Biomet, Inc.’s outstanding common shares, without par value (the “Shares”) at a price of $46.00 per Share (the “Offer Price”) without interest and less any required withholding taxes. The Offer was made pursuant to Purchaser’s offer to purchase dated June 13, 2007 and the related letter of transmittal, each of which was filed with the SEC on June 13, 2007. In connection with the Offer, Purchaser entered into a credit agreement dated as of July 11, 2007 for a $6,165.0 million senior secured term loan facility (the “Tender Facility”), maturing on June 6, 2008, and pursuant to which it borrowed approximately $4,181.0 million to finance a portion of the Offer and pay related fees and expenses. The Offer expired at midnight, New York City time, on July 11, 2007, with approximately 82% of the outstanding Shares having been tendered to Purchaser. At Biomet, Inc.’s special meeting of shareholders held on September 5, 2007, more than 91% of Biomet, Inc.’s shareholders voted to approve the proposed merger, and LVB acquired Biomet, Inc. on September 25, 2007 through a reverse subsidiary merger with Biomet, Inc. being the surviving company (the “Merger”). Subsequent to the acquisition, Biomet, Inc. became a subsidiary of Parent, which is controlled by LVB Acquisition Holding, LLC, or “LVB Holding”, an entity controlled by a consortium of private equity funds affiliated with The Blackstone Group, Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co., and TPG Global, LLC (each a “Principal Stockholder” and collectively, the “Principal Stockholders”), and certain investors who agreed to co-invest with the Principal Stockholders (the “Co-Investors”). These transactions, including the Merger and the Company’s payment of any fees and expenses related to these transactions, are referred to collectively as the “2007 Acquisition.”

Management Services Agreement

Upon completion of the 2007 Acquisition, Biomet entered into a management services agreement with certain affiliates of the Principal Stockholders, pursuant to which such affiliates of the Principal Stockholders or their successors assigns, affiliates, officers, employees, and/or representatives and third parties (collectively, the “Managers”) provide management, advisory, and consulting services to the Company. Pursuant to such agreement, the Managers received a transaction fee equal to 1% of total enterprise value of the 2007 Acquisition for the services rendered by such entities related to the 2007 Acquisition upon entering into the agreement, and the Principal Stockholders receive an annual monitoring fee equal to 1% of the Company’s annual Adjusted EBITDA (as defined in the credit agreement) as compensation for the services rendered and reimbursement for out-of-pocket expenses incurred by the Managers in connection with the agreement and the 2007 Acquisition. The Company is required to pay our Principal Stockholders the monitoring fee on a quarterly basis in arrears. The total amount of Principal Stockholder fees was $2.8 million and $2.8 million for the three months ended February 28, 2014 and 2013, respectively, and $8.2 million and $8.2 million for the nine months ended February 28, 2014 and 2013, respectively. The management services agreement includes customary exculpation and indemnification provisions in favor of the Managers and their affiliates. The Company is also required by the management services agreement to pay certain subsequent fees for advice rendered in connection with financings or refinancings (equity or debt), acquisitions, dispositions, spin-offs, split-offs, dividends, recapitalizations, an initial underwritten public offering and change of control transactions involving the Company. Upon completion of an offering, the Company expects to pay a one-time fee to affiliates of its Principal Stockholders in the amount of $88.0 million.

Amended and Restated Limited Liability Company Operating Agreement of LVB Holding

On September 27, 2007, certain investment funds associated with or designated by the Principal Stockholders or the Principal Stockholder Funds entered into an amended and restated limited liability company operating agreement, or the “LLC Agreement,” in respect of LVB Holding. The LLC Agreement contains agreements among the parties with respect to the election of the Company’s directors and the directors of its parent companies, restrictions on the issuance or transfer of interests in the Company and other corporate governance provisions (including the right to approve various corporate actions).

Pursuant to the LLC Agreement, each of the Principal Stockholders has the right to nominate, and has nominated, two directors to Biomet’s and LVB’s Board of Directors and also is entitled to appoint one nonvoting observer to Biomet’s and LVB’s Board of Directors for so long as such Principal Stockholder remains a member of LVB Holding. In addition to their right to appoint non-voting observers to Biomet’s and LVB’s Board of Directors, certain of the Principal Stockholder Funds have certain other management rights to the extent that any such Principal Stockholder Fund is required to operate as a “venture capital operating company” as defined in the regulations issued by the U.S. Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations, or any successor regulations. Each Principal Stockholder’s right to nominate directors is freely assignable to funds affiliated with such Principal Stockholder, and is assignable to non-affiliates of such Principal Stockholder only if the assigning Principal Stockholder transfers its entire interest in LVB Holding not previously transferred and only with the prior written consent of the Principal Stockholders holding at least 70% of the membership interests in LVB Holding, or “requisite Principal Stockholder consent”. In addition to their rights under the LLC Agreement, the Principal Stockholders may also appoint one or more persons unaffiliated with any of the Principal Stockholders to the Board of Directors. Following Purchaser’s purchase of the Shares tendered in the Offer, the Principal Stockholders jointly appointed Dane A. Miller, Ph.D. to the Board of Directors in addition to the two directors appointed by each of the Principal Stockholders. In addition, as provided under the LLC Agreement, Jeffrey R. Binder, the CEO of Biomet serves on Biomet’s and LVB’s Board of Directors.

Pursuant to the LLC Agreement, each director has one vote for purposes of any Board of Directors action, and all decisions of the Board of Directors require the approval of a majority of the directors designated by the Principal Stockholders. In addition, the LLC Agreement provides that certain major decisions regarding the Company or its parent companies require the requisite Principal Stockholder consent.

The LLC Agreement includes certain customary agreements with respect to restrictions on the issuance or transfer of interests in Biomet and LVB, including preemptive rights, tag-along rights and drag-along rights.

The Co-Investors have also been admitted as members of LVB Holding, both directly and through Principal Stockholder-controlled investment vehicles. Although the Co-Investors are therefore parties to the LLC Agreement, they have no rights with respect to the election of Biomet’s or LVB’s directors or the approval of its corporate actions.

The Principal Stockholders have also caused LVB Holding and LVB to enter into an agreement with Biomet obligating Biomet and LVB to take all actions necessary to give effect to the corporate governance, preemptive rights, transfer restriction and certain other provisions of the LLC Agreement, and prohibiting Biomet and LVB from taking any actions that would be inconsistent with such provisions of the LLC Agreement.

Registration Rights Agreement

The Principal Stockholder Funds and the Co-Investors also entered into a registration rights agreement with LVB Holding, LVB and Biomet upon the closing of the 2007 Acquisition. Pursuant to this agreement, the Principal Stockholder Funds have the power to cause LVB Holding, LVB and Biomet to register their, the Co- Investors’ and certain other persons’ equity interests under the Securities Act and to maintain a shelf registration statement effective with respect to such interests. The agreement also entitles the Principal Stockholder Funds and the Co-Investors to participate in any future registration of equity interests under the Securities Act that LVB Holding, LVB or Biomet may undertake. Certain trusts associated with Dr. Dane A. Miller, Ph.D., one of our directors, are also parties to the registration rights agreement and benefit from its provisions.

Management Stockholders’ Agreements

On September 13, 2007 and November 6, 2007, LVB Holding, LVB and the Principal Stockholder Funds entered into stockholders agreements with certain of the Company’s senior executives and other management stockholders. Pursuant to the terms of the LVB Acquisition, Inc. Management Equity Incentive Plan, LVB Acquisition, Inc. Restricted Stock Unit Plan and LVB Acquisition, Inc. 2012 Restricted Stock Unit Plan, participants who exercise their vested options or settle their vested RSUs are required to become parties to the agreement dated November 6, 2007. The stockholder agreements contain agreements among the parties with respect to restrictions on the transfer and issuance of shares, including preemptive, drag-along, tag-along, and call/put rights.

Agreements with Dr. Dane A. Miller, Ph.D.

On January 14, 2010, Biomet entered into a consulting agreement with Dr. Dane A. Miller Ph.D., pursuant to which it will pay Dr. Miller a consulting fee of $0.25 million per fiscal year for Dr. Miller’s consulting services and will reimburse Dr. Miller for out-of-pocket fees and expenses relating to an off-site office and administrative support in an amount of $0.1 million per year. The term of the agreement extends through the earlier of September 1, 2011, an initial public offering or a change of control. The agreement also contains certain restrictive covenants prohibiting Dr. Miller from competing with the Company and soliciting employees of the Company during the term of the agreement and for a period of one year following such term. On September 6, 2011, the Company entered into an amendment to the consulting agreement with Dr. Miller, pursuant to which it agreed to increase the expenses relating to an off-site office and administrative support from $0.1 million per year to $0.15 million per year and extend the term of the agreement through the earlier of September 1, 2013, an initial public offering or a change of control. On August 19, 2013, the Company entered into an amendment to the consulting agreement with Dr. Miller, pursuant to which it agreed to extend the term of the agreement through the earlier of September 1, 2014, an initial public offering or a change of control. Dr. Miller received payments under the consulting agreement of $0.3 million and $0.1 million for the three months ended February 28, 2014 and 2013, respectively, and $0.4 million and $0.3 million for the nine months ended February 28, 2014 and 2013, respectively.

In addition, on April 25, 2008, LVB Holding, LVB and two trusts associated with Dr. Miller, the Dane Miller Trust and the Mary Louise Miller Trust, entered into a stockholders agreement. Certain additional trusts associated with Dr. Miller have since become party to that stockholders agreement. The stockholder agreement contains agreements among the parties with respect to restriction on transfer of shares, including rights of first offer, drag-along and tag-along rights.

Indemnification Priority Agreement

On January 11, 2010, Biomet and LVB entered into an indemnification priority agreement with our Principal Stockholders (or certain affiliates designated by the Principal Stockholders) pursuant to which Biomet and LVB clarified certain matters regarding the existing indemnification and advancement of expenses rights provided by Biomet and LVB pursuant to their respective charters and the management services agreement described above. In particular, pursuant to the terms of the indemnification agreement, Biomet acknowledged that as among Biomet, LVB and the Principal Stockholders and their respective affiliates, the obligation to indemnify or advance expenses to any director appointed by any of the Principal Stockholders will be payable in the following priority: Biomet will be the primary source of indemnification and advancement; LVB will be the secondary source of indemnification and advancement; and any obligation of a Principal Stockholder-affiliated indemnitor to indemnify or advance expenses to such director will be tertiary to Biomet’s and, then, LVB obligations. In the event that either Biomet or LVB fails to indemnify or advance expenses to any such director in contravention of its obligations, and any Principal Stockholder-affiliated indemnitor makes any indemnification payment or advancement of expenses to such director on account of such unpaid liability, such Principal Stockholder-affiliated indemnitor will be subrogated to the rights of such director under any such Biomet or LVB indemnification agreement.

Equity Healthcare

Effective January 1, 2009, Biomet entered into an employer health program agreement with Equity Healthcare LLC (“Equity Healthcare”). Equity Healthcare negotiates with providers of standard administrative services for health benefit plans as well as other related services for cost discounts and quality of service monitoring capability by Equity Healthcare. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms for providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis.

In consideration for Equity Healthcare’s provision of access to these favorable arrangements and its monitoring of the contracted third parties’ delivery of contracted services to the Company, the Company pays Equity Healthcare a fee of $2 per participating employee per month (“PEPM Fee”). As of February 28, 2014, the Company had approximately 3,275 employees enrolled in its health benefit plans in the United States.

Equity Healthcare may also receive a fee (“Health Plan Fees”) from one or more of the health plans with whom Equity Healthcare has contractual arrangements if the total number of employees joining such health plans from participating companies exceeds specified thresholds. If and when Equity Healthcare reaches the point at which the aggregate of its receipts from the PEPM Fee and the Health Plan Fees have covered all of its allocated costs, it will apply the incremental revenues derived from all such fees to (a) reduce the PEPM Fee otherwise payable by the Company; (b) avoid or reduce an increase in the PEPM Fee that might otherwise have occurred on contract renewal; or (c) arrange for additional services to the Company at no cost or reduced cost.

Equity Healthcare is an affiliate of Blackstone, with whom Timur Akazhanov and Chinh Chu, members of the Company’s Board of Directors, are affiliated and in which they may have an indirect pecuniary interest.

There were payments of $0.1 million, $0.1 million and $0.1 million for the three months ended February 28, 2013 and nine months ended February 28, 2014 and 2013, respectively, with no payments made during the three months ended February 28, 2014.

Core Trust Purchasing Group Participation Agreement

Effective May 1, 2007, Biomet entered into a 5-year participation agreement (“Participation Agreement”) with Core Trust Purchasing Group, a division of HealthTrust Purchasing Corporation (“CPG”), designating CPG as the Company’s exclusive “group purchasing organization” for the purchase of certain products and services from third party vendors. Effective June 1, 2012, Biomet entered into an amendment to extend the term of the Participation Agreement with CPG. CPG secures from vendors pricing terms for goods and services that are believed to be more favorable than participants in the group purchasing organization could obtain for themselves on an individual basis. Under the participation agreement, the Company must purchase 80% of the requirements of its participating locations for core categories of specified products and services, from vendors participating in the group purchasing arrangement with CPG or CPG may terminate the contract. In connection with purchases by its participants (including the Company), CPG receives a commission from the vendors in respect of such purchases. The total amount of fees paid to CPG was $0.3 million for the three months ended February 28, 2013, with no payments during the three months ended February 28, 2014 and $0.5 million and $0.5 million for the nine months ended February 28, 2014 and 2013, respectively.

Although CPG is not affiliated with Blackstone, in consideration for Blackstone’s facilitating Biomet’s participation in CPG and monitoring the services CPG provides to the Company, CPG remits a portion of the commissions received from vendors in respect of the Company’s purchases under the Participation Agreement to an affiliate of Blackstone, with whom Timur Akazhanov and Chinh Chu, members of the Company’s Board of Directors, are affiliated and in which they may have an indirect pecuniary interest.

Refinancing Activities

Goldman Sachs served as a dealer manager and arranger for the refinancing activities explained in Note 7—Debt and received fees of $0.8 million and $1.3 million during the three and nine months ended February 28, 2013, respectively, for their services, with no payment during the three or nine months ended February 28, 2014. Goldman Sachs also received an underwriting discount of $2.3 million during the first quarter of fiscal year 2013 as one of the initial purchasers of the $1.0 billion aggregate principal amount note offering of 6.50% senior notes due 2020, an underwriting discount of $2.6 million during the second quarter of fiscal year 2013 as of one the initial purchasers of the $825.0 million aggregate principal amount note add-on offering to the 6.50% senior notes due 2020 and an underwriting discount of $2.5 million during the second quarter of fiscal year 2013 as one of the initial purchasers of the $800.0 million aggregate principal amount note offering of the 6.50% senior subordinated notes due 2020.

Other

Biomet currently holds interest rate swaps with Goldman Sachs. As part of this relationship, the Company receives information from Goldman Sachs that allows it to perform effectiveness testing on a monthly basis.

Biomet may from time to time, depending upon market conditions, seek to purchase debt securities issued by Biomet or its subsidiaries in open market or privately negotiated transactions or by other means. Biomet understands that its indirect controlling stockholders may from time to time also seek to purchase debt securities issued by the Company or its subsidiaries in open market or privately negotiated transactions or by other means.

The Company engaged Capstone Consulting LLC, a consulting company that works exclusively with KKR and its portfolio companies, to provide analysis for certain restructuring initiatives. The Company or its affiliates paid Capstone $2.2 million during the nine months ended February 28, 2013, with no payments during the three months ended February 28, 2014 and 2013 or nine months ended February 28, 2014.

Capital Contributions and Share Repurchases

At the direction of LVB, Biomet may fund the repurchase of common shares of its parent company, from former employees pursuant to the LVB Acquisition, Inc. management Stockholders’ Agreement. There were repurchases of $0.1 million during the nine months ended February 28, 2013. There were no additional contributions for the three months ended February 28, 2014 and 2013 and nine months ended February 28, 2014.

             Shares

Biomet Group Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Goldman, Sachs & Co.

J.P. Morgan

Citigroup

Wells Fargo Securities

Barclays

Morgan Stanley

                                     , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses payable in connection with the sale of the common stock in this offering are as follows:

SEC registration fee		$12,888
FINRA filing fee		15,500
listing fee		*
Printing and engraving expenses		*
Legal fees		*
Accounting fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment

We will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our Bylaws provide for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter. Our Certificate of Incorporation eliminates the potential personal monetary liability of our directors to the Company or its shareholders for breaches of their duties as directors except as otherwise required under the DGCL.

We have purchased insurance under a policy that insures both the company and its officers and directors against exposure and liability normally insured against under such policies, including exposure on the indemnities described above.

Item 15. Recent Sales of Unregistered Securities.

The following table provides information regarding our sale of common shares in connection with the exercise by certain holders of options issued pursuant to our 2007 Management Equity Incentive Plan during the past three years. In each sale, the exercise price paid was $7.88 per share for an aggregate offering price of $627,382. The sales were exempt from registration under Section 4(a)(2) of the Securities Act.

Date of Sale	Number of Shares
August 21, 2013	28,550
October 24, 2013	8,417
January 17, 2014	37,500
February 6, 2014	150
February 7, 2014	5,000

Total	79,617

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits is set forth in beginning on page II-5 of this Registration Statement and is incorporated herein by reference.

(b) Financial Statement Schedules:

The Financial Statement Schedules filed herein, which are the only schedules required to be filed, are as follows:

LVB Acquisition, Inc. Schedule 1—Condensed Financial Information	F-47
LVB Acquisition, Inc. and Subsidiaries Schedule II—Valuation and Qualifying Accounts	F-49

Item 17. Undertakings.

* (f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

* (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

* (i) The undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*	Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Warsaw, State of Indiana, on April 11, 2014.

LVB ACQUISITION, INC.

/s/ Jeffrey R. Binder

By:	Jeffrey R. Binder
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Jeffrey R. Binder Jeffrey R. Binder	Chief Executive Officer (Principal Executive Officer)	April 11, 2014

* Chinh E. Chu	Director	April 11, 2014

* Jonathan J. Coslet	Director	April 11, 2014

* Adrian Jones	Director	April 11, 2014

* Max C. Lin	Director	April 11, 2014

* Michael Michelson	Director	April 11, 2014

* Dane A. Miller	Director	April 11, 2014

* Andrew Y. Rhee	Director	April 11, 2014

Name	Title	Date

* Jeffrey K. Rhodes	Director	April 11, 2014

* Timur Akazhanov	Director	April 11, 2014

/s/ Daniel P. Florin Daniel P. Florin	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	April 11, 2014

*	The undersigned, by signing his or her name hereto, does execute this Amendment 1 to Registration Statement on Form S-1 on behalf of the above-named officers and/or managers of the registrant pursuant to the Power of Attorney executed by such officers and/or managers on the signature pages to the Registration Statement previously filed on March 6, 2014.

By:	/s/ Daniel P. Florin
Daniel P. Florin Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit
1**	Form of Underwriting Agreement, dated as of , 2014, among LVB Acquisition, Inc. and .

2	Agreement and Plan of Merger, dated as of December 18, 2006, amended and restated as of June 7, 2007, among Biomet, Inc., LVB Acquisition, LLC and LVB Acquisition Merger Sub, Inc., incorporated herein by reference to Biomet, Inc.’s Current Report on Form 8-K filed on June 7, 2007.

3.1**	Form of Amended and Restated Articles of Incorporation of Biomet Group, Inc.

3.2**	Form of Amended and Restated Bylaws of Biomet Group, Inc.

4.1	Senior Subordinated Notes Indenture, dated as of October 2, 2012, among Biomet, Inc., the Guarantors listed therein and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to LVB Acquisition, Inc.’s Current Report on Form 8-K filed on October 4, 2012 and incorporated herein by reference.

4.2	Form of 6.500% Senior Subordinated Notes due 2020 (included in Exhibit 4.1).

4.3	First Supplemental Senior Notes Indenture, dated as of October 2, 2012, among Biomet, Inc., the Guarantors listed therein and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.2 to LVB Acquisition, Inc.’s Current Report on Form 8-K filed on October 4, 2012 and incorporated herein by reference.

4.4	Form of Rule 144A Global Note, Certificate No. A-3, 6.500% Senior Notes due 2020, filed as Exhibit 4.2.1 to LVB Acquisition, Inc.’s Current Report on Form 8-K filed on October 4, 2012 and incorporated herein by reference.

4.5	Form of 6.500% Senior Notes due 2020 (included in Exhibit 4.6).

4.6	Senior Notes Indenture, dated as of August 8, 2012, among Biomet, Inc., the Guarantors listed therein and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.5 to LVB Acquisition, Inc.’s Annual Report on Form 10-K dated August 20, 2012 and incorporated herein by reference.

4.7	Registration Rights Agreement, dated as of August 8, 2012, among Biomet, Inc., the Guarantors listed therein, and Goldman, Sachs & Co., Barclays Capital Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, HSBC Securities (USA) Inc., ING Financial Markets LLC, Natixis Securities Americas LLC, RBC Capital Markets, LLC, SMBC Nikko Capital Markets Limited, and UBS Securities LLC, filed as Exhibit 4.6 to LVB Acquisition, Inc.’s Annual Report on Form 10-K dated August 20, 2012 and incorporated herein by reference.

5.1**	Opinion of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to the Registrant.

10.1	Credit Agreement, dated as of September 25, 2007, among Biomet, Inc., LVB Acquisition, Inc., Bank of America, N.A. and the Other Lenders party thereto, filed as Exhibit 10.1 to Biomet, Inc.’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.2	Guaranty (Cash Flow), dated as of September 25, 2007, among LVB Acquisition, Inc., Certain Subsidiaries of Biomet, Inc. identified therein, and Bank of America, N.A., filed as Exhibit 10.2 to Biomet, Inc.’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

Exhibit No.	Exhibit
10.3	Pledge and Security Agreement (Cash Flow), dated as of September 25, 2007, among Biomet, Inc., LVB Acquisition, Inc., Certain Subsidiaries of Biomet, Inc. identified therein, and Bank of America, N.A., filed as Exhibit 10.3 to Biomet, Inc.’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.4	Intercreditor Agreement, dated as of September 25, 2007, by and among Bank of America, N.A., as ABL Collateral Agent, and Bank of America, N.A., as CF Collateral Agent, filed as Exhibit 10.4 to Biomet, Inc.’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.5	Patent Security Agreement, dated as of September 25, 2007, among LVB Acquisition, Inc., Biomet, Inc., Certain Subsidiaries of Biomet, Inc. and Bank of America, N.A., filed as Exhibit 10.5 to Biomet, Inc.’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.6	Trademark Security Agreement, dated as of September 25, 2007, among LVB Acquisition, Inc., Biomet, Inc., Certain Subsidiaries of Biomet, Inc. and Bank of America, N.A., filed as Exhibit 10.6 to Biomet, Inc.’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.7	Credit Agreement, dated as of September 25, 2007, among Biomet, Inc., the Several Subsidiary Borrowers Party thereto, LVB Acquisition, Inc., Bank of America, N.A. and the Other Lenders Party thereto, filed as Exhibit 10.7 to Biomet, Inc.’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.8	Guaranty (ABL), dated as of September 25, 2007 between LVB Acquisition, Inc. and Bank of America, N.A., filed as Exhibit 10.1 to Biomet, Inc.’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.9	Pledge and Security Agreement (ABL), dated as of September 25, 2007 among Biomet, Inc., LVB Acquisition, Inc., Certain Subsidiaries of Biomet, Inc. identified therein and Bank of America, N.A., filed as Exhibit 10.9 to Biomet, Inc.’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.10	Corporate Integrity Agreement, dated as of September 27, 2007, by and between the Office of Inspector General of the Department of Health and Human Services and Biomet, Inc., filed as Exhibit 10.24 to Biomet, Inc.’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.11	Settlement Agreement, dated as of September 27, 2007, by and between Biomet, Inc. and the Office of Inspector General of the Department of Health and Human Services, filed as Exhibit 10.25 to Biomet, Inc.’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.12†	Biomet, Inc. Deferred Compensation Plan (Post-409A Plan), effective January 1, 2005, filed as Exhibit 10.2 to Biomet, Inc.’s Quarterly Report on Form 10-Q filed on January 14, 2009 and incorporated herein by reference.

10.13†	LVB Acquisition Management Stockholders’ Agreement for Senior Executives, dated as of September 13, 2007, by and among LVB Acquisition, Inc. and the stockholders party thereto, filed as Exhibit 10.5 in the Company’s Annual Report on Form 10-K filed on August 12, 2011 and incorporated herein by reference.

10.14†	LVB Acquisition Management Stockholders’ Agreement, dated as of November 6, 2007, by and among LVB Acquisition, Inc. and the stockholders party thereto, filed as Exhibit 10.5.1 in Biomet Inc.’s Annual Report on Form 10-K filed on August 12, 2011 and incorporated herein by reference.

Exhibit No.	Exhibit
10.15	Governance Acknowledgement, dated as of September 25, 2007, by and between LVB Acquisition Holding, LLC, LVB Acquisition, Inc. and Biomet, Inc, filed as Exhibit 10.6 in Biomet Inc.’s Annual Report on Form 10-K filed on August 25, 2010 and incorporated herein by reference.

10.16	Amended and Restated Registration Rights Agreement, dated as of September 27, 2007, by and among LVB Acquisition Holding, LLC, LVB Acquisition, Inc., Biomet, Inc. and the stockholders party thereto, filed as Exhibit 10.7 in Biomet Inc.’s Annual Report on Form 10-K filed on August 25, 2010 and incorporated herein by reference.

10.17†	LVB Acquisition, Inc. 2007 Management Equity Incentive Plan, adopted November 16, 2007, filed as Exhibit 10.21 to Biomet, Inc.’s Registration Statement on Form S-4 dated May 6, 2008 and incorporated herein by reference.

10.18†	LVB Acquisition, Inc 2007 Management Equity Incentive Plan Amendment No. 1, adopted December 31, 2010, filed as Exhibit 10.1 to Biomet, Inc.’s Form 8-K on January 6, 2011 and incorporated herein by reference.

10.19†	Biomet, Inc. Executive Annual Cash Incentive Plan, effective June 1, 2008, filed as Exhibit 10.26 to Biomet Inc.’s Annual Report on Form 10-K filed on August 28, 2008 and incorporated herein by reference.

10.20†	Amended and Restated Employment Agreement, dated January 14, 2013, by and between Biomet, Inc. and Jeffrey R. Binder, filed as Exhibit 10.1 to LVB Acquisition, Inc.’s Quarterly Report on Form 10-Q filed on January 14, 2013 and incorporated herein by reference.

10.21†	Amended and Restated Restricted Stock Unit Grant Agreement, dated January 14, 2013, by and between LVB Acquisition, Inc. and Jeffery R. Binder, filed as Exhibit 10.2 to LVB Acquisition, Inc.’s Quarterly Report on Form 10-Q filed on January 14, 2013 and incorporated herein by reference.

10.22†	Amended and Restated Stock Option Grant Agreement, dated January 14, 2013, by and between LVB Acquisition, Inc. and Jeffrey R. Binder, filed as Exhibit 10.3 to LVB Acquisition, Inc.’s Quarterly Report on Form 10-Q filed on January 14, 2013 and incorporated herein by reference.

10.23†	Employment Agreement, dated as of February 28, 2008, by and among Biomet, Inc. and Daniel P. Florin, filed as Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed on August 28, 2008 and incorporated herein by reference.

10.24†	First Amendment to Employment Agreement, dated as of December 31, 2008, by and between Biomet, Inc. and Daniel P. Florin, filed as Exhibit 10.4 to Biomet, Inc.’s Quarterly Report on Form 10-Q on January 14, 2009 and incorporated herein by reference.

10.25†	Employment Agreement, dated as of August 1, 2009, by and between Biomet, Inc. and Margaret Anderson, filed as Exhibit 10.15 in Biomet Inc.’s Annual Report on Form 10-K filed on August 25, 2010 and incorporated herein by reference.

10.26†	Separation Agreement, dated as of October 29, 2012, by and between Biomet, Inc. and Margaret Anderson, filed as Exhibit 10.14.1 in LVB Acquisition, Inc.’s Annual Report on Form 10-K filed on August 29, 2013 and incorporated herein by reference.

10.27†	Employment Agreement, dated as of February 28, 2008, by and between Biomet, Inc. and Brad Tandy, filed as Exhibit 10.15 in LVB Acquisition, Inc.’s Annual Report on Form 10-K filed on August 20, 2012 and incorporated herein by reference.

10.28†	First Amendment to Employment Agreement, dated as of December 31, 2008, by and between Biomet, Inc. and Bradley J. Tandy, filed as Exhibit 10.15.1 in LVB Acquisition, Inc.’s Annual Report on Form 10-K filed on August 20, 2012 and incorporated herein by reference.

Exhibit No.	Exhibit
10.29†	Consulting Agreement dated as of January 14, 2010 between Biomet, Inc. and Dane A. Miller, Ph.D., filed as Exhibit 10.2 to Biomet, Inc.’s Quarterly Report on Form 10-Q filed on January 14, 2010 and incorporated herein by reference.

10.30†	Stockholders’ Agreement dated as of April 25, 2008 among LVB Acquisition, Inc., LVB Acquisition Holding, LLC, the Dane A. Miller Trust and the Mary Louise Miller Trust filed as Exhibit 10.1 to LVB Acquisition, Inc.’s Quarterly Report on Form 10-Q filed on April 7, 2014 and incorporated herein by reference.

10.31†	First Amendment to Consulting Agreement, dated September 6, 2011 between Biomet, Inc. and Dane A. Miller, Ph.D. filed as Exhibit 10.16.1 to LVB Acquisition, Inc.’s Annual Report on Form 10-K filed on August 20, 2012 and incorporated herein by reference.

10.32†**	Second Amendment to Consulting Agreement, dated August 8, 2013 between the Biomet, Inc. and Dane A. Miller, Ph.D.

10.33	Indemnification Priority Agreement, dated as of January 11, 2010, among Biomet, Inc., LVB Acquisition, Inc., The Blackstone Group, L.P., The Goldman Sachs Group, Inc., Kohlberg Kravis Roberts & Co., L.P. and TPG Capital, L.P. filed as Exhibit 10.1 to Biomet, Inc.’s Quarterly Report on Form 10-Q filed on January 14, 2010 and incorporated herein by reference.

10.334†	Employment Agreement, dated September 2, 2008, by and between Biomet, Inc. and Robin T. Barney, filed as Exhibit 10.18 in LVB Acquisition, Inc.’s Annual Report on Form 10-K filed on August 20, 2012 and incorporated herein by reference.

10.35†	First Amendment to Employment Agreement, dated December 31, 2008, by and between Biomet, Inc. and Robin T. Barney, filed as Exhibit 10.18.1 in LVB Acquisition, Inc.’s Annual Report on Form 10-K filed on August 20, 2012 and incorporated herein by reference.

10.36†	LVB Acquisition, Inc. 2012 Restricted Stock Unit Plan adopted July 31, 2012 and amended March 27, 2013, filed as Exhibit 10.24 to Biomet, Inc.’s Registration Statement on Form S-4 dated April 30, 2013 and incorporated herein by reference.

10.37†	LVB Acquisition, Inc. Form Restricted Stock Unit Grant Agreement, filed as Exhibit 10.2 to Biomet, Inc.’s Form 8-K filed on February 15, 2011 and incorporated herein by reference.

10.38	Deferred Prosecution Agreement, dated March 26, 2012, between Biomet, Inc. and the United States Department of Justice, Criminal Division, Fraud Section, filed as Exhibit 10.1 to LVB Acquisition, Inc.’s Current Report on Form 8-K on March 28, 2012 and incorporated herein by reference.

10.39	Asset Purchase Agreement, dated April 2, 2012, between Biomet, Inc. and DePuy Orthopaedics, Inc., filed as Exhibit 10.1 to LVB Acquisition, Inc.’s Current Report on Form 8-K on April 5, 2012 and incorporated herein by reference.

10.40	Amendment No. 1 dated June 1, 2012, between DePuy Orthopaedics, Inc. and Biomet, Inc., to the Asset Purchase Agreement, dated as of April 2, 2012, filed as Exhibit 10.1 to LVB Acquisition, Inc.’s Current Report on Form 8-K on June 5, 2012 and incorporated herein by reference.

10.41†	LVB Acquisition, Inc. 2012 Restricted Stock Unit Plan dated July 31, 2012, filed as Exhibit 10.24 to Biomet, Inc.’s exchange offer on Form S-4 on April 30, 2013 and incorporated herein by reference.

10.42†	LVB Acquisition, Inc. 2012 Form Restricted Stock Unit Grant Agreement, filed as Exhibit (d)(2) to the LVB Acquisition, Inc.’s Schedule TO on July 2, 2012 and incorporated herein by reference.

10.43†	Form of Management Equity Incentive Plan Stock Option Grant Agreement, filed as Exhibit (d)(3) to the LVB Acquisition, Inc.’s Schedule TO on July 2, 2012 and incorporated herein by reference.

Exhibit No.	Exhibit
10.44	Amendment and Restatement Agreement dated as of August 2, 2012, among Biomet, Inc., LVB Acquisition, Inc., Bank of America, N.A., and each of the other lenders party thereto, filed as Exhibit 10.1 to LVB Acquisition, Inc.’s Current Report on form 8-K on August 6, 2012 and incorporated herein by reference.

10.45	Amendment No. 1 dated September 25, 2013, among Biomet, Inc., LVB Acquisition, Inc., Bank of America, N.A., and each of the other lenders party thereto to the Amendment and Restatement Agreement dated August 2, 2012, filed as Exhibit 10.2 to LVB Acquisition, Inc.’s Current Report on Form 8-K on October 1, 2013 and incorporated herein by reference.

10.46†	Management Services Agreement dated September 25, 2007, by and among LVB Acquisition Merger Sub, Inc., LVB Acquisition Holding, LLC, LVB Acquisition, Inc., Blackstone Management Partners V L.L.C., Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co. L.P. and TPG Capital, L.P., filed as Exhibit 10.26 to the LVB Acquisition, Inc.’s Annual Report on Form 10-K dated August 20, 2012 and incorporated herein by reference.

10.47	Joinder to Amendment and Restatement Agreement dated as of October 4, 2012, among Biomet, Inc., LVB Acquisition, Inc., Bank of America, N.A., each lender from time to time party thereto and each of the other parties identified as an “Extending Term Lender” on the signature pages thereto, filed as Exhibit 10.1 to LVB Acquisition, Inc.’s Current Report on Form 8-K dated October 9, 2012 and incorporated herein by reference.

10.48	ABL Credit Agreement dated as of November 14, 2012, among Biomet, Inc., LVB Acquisition, Inc., Bank of America, N.A., and each of the other parties thereto, filed as Exhibit 10.1 to LVB Acquisition, Inc.’s Current Report on Form 8-K dated November 19, 2012 and incorporated herein by reference.

10.49	Incremental Term Facility Amendment to Amended and Restated Credit Agreement, dated as of December 27, 2012, among Biomet, Inc., LVB Acquisition, Inc., the loan parties party thereto and Bank of America, N.A., as Administrative Agent and Additional Term Lender, filed as Exhibit 10.1 to LVB Acquisition, Inc.’s Current Report on Form 8-K dated January 2, 2013 and incorporated herein by reference.

10.50	Second Incremental Term Facility Amendment to Amended and Restated Credit Agreement, dated as of September 25, 2013, among Biomet, Inc., LVB Acquisition, Inc., the loan parties party thereto and Bank of America, N.A., as Administrative Agent and Additional Term Lender, filed as Exhibit 10.1 to LVB Acquisition, Inc.’s Current Report on Form 8-K dated October 1, 2013 and incorporated herein by reference.

10.51†	Employment Agreement, dated December 1, 2012, by and between Biomet, Inc. and Adam R. Johnson, filed as Exhibit 10.30 in the LVB Acquisition, Inc.’s Annual Report on Form 10-K filed on August 29, 2013 and incorporated herein by reference.

10.52†	Biomet, Inc. Deferred Savings plan, effective January 1, 2011, filed as Exhibit 10.31 in the Company’s Annual Report on Form 10-K filed on August 29, 2013 and incorporated herein by reference.

10.53**†	2014 Omnibus Equity Incentive Plan

10.54**†	2014 Employee Stock Purchase Plan

10.55**†	2014 Executive Bonus Plan

21	Subsidiaries of Biomet, Inc., filed as Exhibit 21 in the LVB Acquisition, Inc.’s Annual Report on Form 10-K filed on August 29, 2013 and incorporated herein by reference.

23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2**	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

*	Filed herewith.
**	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.